Filed Pursuant to Rule 424(b)(4)
Registration No. 333-225742

PROSPECTUS

45,000,000 Shares

Ordinary Shares

Cushman & Wakefield plc is offering 45,000,000 of its ordinary shares. This is our initial public offering, and no public market currently exists for our ordinary shares. The initial public offering price is $17.00 per share.

Our ordinary shares have been approved for listing on the New York Stock Exchange (NYSE) under the symbol “CWK.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 23.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Cushman & Wakefield (Before Expenses)
Per Share	$17.00	$0.9350	$16.0650
Total	$765,000,000	$42,075,000	$722,925,000

(1)	See “Underwriters (Conflicts of Interest)” beginning on page 184 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional 6,750,000 ordinary shares at the initial public offering price less the underwriting discount. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Vanke Service (HongKong) Co., Limited, has agreed to purchase in a private placement from us an aggregate number of ordinary shares that will represent ownership of 4.9% of our outstanding ordinary shares after giving effect to this initial public offering and any exercise of the underwriters’ option to purchase additional ordinary shares. Based on 45,000,000 shares offered in this transaction, we will sell 10,212,677 ordinary shares (or 10,560,469 ordinary shares if the underwriters exercise in full their option to purchase additional shares) in the private placement at a price per share equal to the initial public offering price. This private placement is conditioned upon and expected to close concurrently with this offering and is subject to customary closing conditions, including the receipt of stamp tax clearance. See “Summary—Recent Developments—Concurrent Private Placement” elsewhere in this prospectus. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

Neither the Securities and Exchange Commission nor state regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about August 6, 2018.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC	UBS INVESTMENT BANK

BARCLAYS
BofA MERRILL LYNCH
CITIGROUP
CREDIT SUISSE
WILLIAM BLAIR

TPG CAPITAL BD, LLC	HSBC	CREDIT AGRICOLE CIB	JMP SECURITIES

CHINA RENAISSANCE			FIFTH THIRD SECURITIES

ACADEMY SECURITIES	LOOP CAPITAL MARKETS	RAMIREZ & CO., INC.	SIEBERT CISNEROS SHANK & CO., L.L.C.	THE WILLIAMS CAPITAL GROUP, L.P.

August 1, 2018

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

Our Internet website address is www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. We have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

In this prospectus, unless we indicate otherwise or the context requires:

●	“Cushman & Wakefield,” “the Company,” “we,” “ours” and “us” refer to Cushman & Wakefield plc and its consolidated subsidiaries.
●	“Fee revenue,” “Adjusted EBITDA” and “Adjusted EBITDA margin” are non-GAAP measures and are defined under “Summary Historical Consolidated Financial and Other Data.”

Our Business

We are a top three global commercial real estate services firm with an iconic brand and approximately 48,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, valuation and other services. In 2017 and 2016, we generated revenues of $6.9 billion and $6.2 billion, and fee revenues of $5.3 billion and $4.8 billion. For the three months ended March 31, 2018, we generated revenue of $1.8 billion and fee revenue of $1.2 billion.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past four years have been a period of rapid growth and transformation for our company, and our experienced management team has demonstrated its expertise at integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. Since our inception in 2014, we have driven significant growth in fee revenue, Adjusted EBITDA and Adjusted EBITDA margin and significantly exceeded our initial estimates of the integration benefits from the combination of the three companies. We recorded a net loss of $474 million in 2015 and a net loss of $221 million in 2017 and we grew Adjusted EBITDA from $336 million to $529 million over the same period. For the three months ended March 31, 2018, we recorded a net loss of $92.0 million and Adjusted EBITDA of $74.8 million.

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflow to improve our productivity, enable our scalable platform and drive better outcomes for our clients. We are well positioned to continue our growth through: (i) meeting the growing outsourcing and service needs of our target customer base, (ii) leveraging our strong competitive position to increase our market share and (iii) participating in further consolidation of our industry. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives strong demand for high quality services providers. We are one of the top commercial real estate services firms, and beyond us and our two direct global competitors, the sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow fee revenue faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers will include:

Continued Growth in Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. Large corporations generally only outsource to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, meet those requirements.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets. Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last three years.

This increase in institutional ownership creates more demand for services providers in three ways:

○	Increased demand for property management services – Institutional owners self-perform property management services at a lower rate than private owners, outsourcing more to services providers.
○	Increased demand for transaction services – Institutional owners transact real estate at a higher rate than private owners.
○	Increased demand for advisory services – Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national and global basis to obtain more consistent execution across markets, to achieve economies of scale and enhanced purchasing power and to benefit from streamlined management oversight of “single point of contact” service delivery.

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidators in the highly fragmented commercial real estate services industry. Cushman & Wakefield’s platform is difficult to replicate with our approximately 48,000 employees operating from approximately 400 offices in 70 countries leveraging our iconic brand, significant scale and a comprehensive technology strategy.

Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex, and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographically organized segments: the Americas, Asia Pacific and Europe, Middle East and Africa, or EMEA, representing 67%, 18% and 15% of our 2017 fee revenue, respectively. Within those segments, we organize our services into the following service lines: property, facilities and project management; leasing; capital markets; and valuation and other, representing 47%, 31%, 14% and 8% of our 2017 fee revenue, respectively.

Our Geographical Segments

We have a global presence – approximately 400 offices in 70 countries across six continents – providing a broad base of services across geographies. We hold a leading position in all of our key markets, globally. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with high switching costs.

For occupiers, services we offer include integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, leasing consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a building owner on a multi-year agreement to lease their available space. In tenant representation leasing, we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility in leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, leasing fees are cycle resilient with tenants needing to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are tied to transaction volume and velocity in the commercial real estate market.

Our capital markets fees are transactional in nature and generally earned at the close of a transaction.

Valuation and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management, investment management, valuation advisory, portfolio advisory, diligence advisory, dispute analysis and litigation support, financial reporting and property and /or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Our Competitive Strengths

We possess several competitive strengths that position us to capitalize on the growth and globalization trends in the commercial real estate services industry. Our strengths include the following:

Global Size and Scale. Our multinational clients partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines. Often, this scale is a pre-

requisite to compete for complex global service mandates, which drives the growing need to enable people and technology platforms. We are one of three global real estate services providers able to deliver such services on a global basis. Our approximately 48,000 employees offer our clients services through our network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across property, facilities and project management, leasing, capital markets, and valuation and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by delivering our full platform of services, while deepening and strengthening our relationships.

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity in our operations. We focus on innovating solutions that improve the owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (like Metaprop NYC) focused on the built environment.

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients, employees and the industry. Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the top positions in real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms. In 2018, Forbes named Cushman & Wakefield to its list of America’s Best Large Employers.

Significant Recurring Revenue Provides Durable Platform. 47% of our fee revenue in 2017 was from our property, facilities and project management service line, which is recurring and contractual in nature. An additional 39% of our fee revenue in 2017 came from highly visible services, which is revenue from our leasing and valuation and other service lines. These revenues have proven to be resilient to changing economic conditions and provide stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation for executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and our brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we have a strong focus on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture, leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Industry-Leading Capabilities in Acquisitions and Integration. We have a proven track record of executing and integrating large acquisitions with the combination of DTZ, Cassidy Turley and Cushman & Wakefield. This track record is evident through the realization of synergies significantly in excess of our original estimates, which have contributed to our Adjusted EBITDA margin expanding significantly since our inception in 2014. In addition to completing our transformative combinations, we have also successfully completed 12 infill mergers and acquisitions (“M&A”) transactions across geographies and service lines, with two additional transactions expected to close in the third quarter of 2018. The geographic coverage, specialized capabilities and client relationships added through these infill acquisitions have been accretive to our existing platform as we continue to grow our business. In addition, over the past 20 years, our senior management team has completed more than 100 successful acquisitions, including almost all the transformative deals of scale in our industry over that period of time. This acquisition capability along with our scalable global platform creates opportunities for us to continue to grow value through infill M&A.

Capital-Light Business Model. We operate in a low capital intensity business resulting in relative significant free cash flow generation. We expect that capital expenditures will average between 1.0%-1.5% of fee revenue in the near to medium term. We expect to reinvest this free cash flow into our services platform as well as infill M&A to continue to drive growth.

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and CEO, Brett White, has more than 32 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our CFO, Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

Our Principal Shareholders, as defined herein, have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. TPG manages more than $84 billion of assets, as of March 31, 2018, with investment platforms across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with over $20 billion in capital under management and 350 employees globally, as of December 31, 2017. Ontario Teachers’ Pension Plan Board (“OTPP”) is the largest single-profession pension plan in Canada with CAD$189.5 billion of assets under management, as of December 31, 2017. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We expect to utilize the following strategies to achieve these business objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has driven integration benefits during the period of our ownership by the Principal Shareholders which have significantly exceeded our original estimates. These have contributed to growing our Adjusted EBITDA margins significantly from our inception in 2014 through organic operational improvements, the successful realization of synergies from previous acquisitions and through developing economies of scale. We expect to continue to grow margin and view it as a primary measure of management productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting, acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments. Infill opportunities occur across all geographies and service lines but over time we expect these acquisitions to increase our recurring and highly visible revenues as a percentage of our total fee revenue.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Corporate and Other Information

DTZ Jersey Holdings Limited, our parent company prior to the restructuring, is a Jersey limited company that was formed in 2014 in connection with the purchase of DTZ from UGL Limited. On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited (the “Share Exchange”), a private limited company incorporated in England and Wales. On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. On July 20, 2018, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units (“RSUs”).

Cushman & Wakefield plc does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and its business operations are conducted primarily out of its indirect operating subsidiary, DTZ Worldwide Limited. Our corporate headquarters are located at 225 West Wacker Drive, Chicago, Illinois. Our website address is www.cushmanwakefield.com. The information contained on, or accessible through, our website is not part of this prospectus.

The diagram below depicts our organizational structure immediately following the consummation of this offering and the Concurrent Private Placement (as defined herein) and the transactions described above and assumes no exercise of the underwriters’ over allotment option.

*	Following the consummation of this offering, DTZ Jersey Holdings Limited is expected to be summarily wound up in accordance with the laws of Jersey.
**

Following the consummation of this offering, the Principal Shareholders intend to dissolve Holdings LP in accordance with English law and thereafter hold their respective interests in the Company directly.

Our History

In 2014, our Principal Shareholders started our company in its current form, with the purchase of DTZ from UGL Limited. At the end of 2014, the Principal Shareholders acquired and combined Cassidy Turley with DTZ. Finally, in 2015, we completed the last piece of our transformative growth with the acquisition of Cushman & Wakefield. The company was combined under the name Cushman & Wakefield in September 2015.

References in this prospectus to “DTZ” are to the DTZ Group legacy property services business of UGL Limited, acquired by our Principal Shareholders on November 5, 2014, references to “Cassidy Turley” are to the legacy Cassidy Turley companies, acquired by our Principal Shareholders and combined with us on December 31, 2014 and references to the “C&W Group” (or to “Cushman & Wakefield” where historical context requires) are to C&W Group, Inc., the legacy Cushman & Wakefield business, acquired by our Principal Shareholders and combined with us on September 1, 2015.

As part of this initial public offering we underwent a restructuring from our former holding company, a Jersey limited company, DTZ Jersey Holdings Limited, to a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc.

Our Principal Shareholders

Approximately 66% of our outstanding ordinary shares, after giving effect to this offering and the Concurrent Private Placement, will be beneficially owned by DTZ Investment Holdings LP (“Holdings LP”), an entity controlled collectively by a consortium of private equity funds or plans sponsored by TPG, PAG Asia Capital and OTPP (which we refer to collectively as our Principal Shareholders). Following the consummation of this offering, the Principal Shareholders intend to liquidate and dissolve Holdings LP and thereafter hold their respective interests in the Company directly.

TPG

TPG Global, LLC (together with its affiliates, “TPG”) is a leading global alternative asset firm founded in 1992 with more than $84 billion of assets under management as of March 31, 2018 and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

PAG Asia Capital

PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with more than $20 billion in capital under management and 350 staff in 10 offices across Asia and in select global financial capitals. PAG Asia Capital is a pan-Asia buyout strategy whose current portfolio includes control and structured investments across many sectors including financial services, pharmaceuticals, automotive services, property management services and consumer retail sectors. PAG’s limited partners, or investors, include leading institutional investors such as sovereign wealth funds, state pension funds, corporate pension funds and university endowments based in North America, Asia, Europe, Middle East and Australia. In addition to extensive investment experience in private equity, PAG has a solid track record in real estate, having invested in more than 6,800 properties across Asia with total investment value in excess of $26 billion.

Ontario Teachers’ Pension Plan Board

With CAD$189.5 billion in net assets as of December 31, 2017, OTPP is the largest single-profession pension plan in Canada. An independent organization, it invests the pension fund’s assets and administers the pensions of 323,000 active and retired teachers in Ontario. Private Capital is the private equity investment arm of OTPP, managing CAD$31.9 billion in invested capital as of December 31, 2017.

Recent Developments

Expected Second Quarter 2018 Results

For the three and six months ended June 30, 2018, we expect total revenue to be $1,974.3 million and $3,742.0 million, increases of $273.7 million and $580.1 million or 16% and 18% as compared to total revenue of $1,700.6 million and $3,161.9 million for the three and six months ended June 30, 2017. Fee revenue is expected to be $1,444.4 million and $2,690.4 million, increases of $126.8 million and $238.9 million or 10% and 10% on a local currency basis, as compared to Fee revenue of $1,301.7 million and $2,405.3 million for the three and six months ended June 30, 2017.

For the three months ended June 30, 2018, we expect net loss to be $32.2 million, a decrease of $15.1 million, as compared to a net loss of $47.3 million for the three months ended June 30, 2017. Adjusted EBITDA is expected to be $169.8 million, an increase of $36.3 million or 28% on a local currency basis, as compared to $130.6 million for the three months ended June 30, 2017.

For the six months ended June 30, 2018, we expect net loss to be $124.2 million, a decrease of $42.8 million, as compared to a net loss of $167.0 million for the six months ended June 30, 2017. Adjusted EBITDA is expected to be $244.6 million, an increase of $75.7 million or 51% on a local currency basis, as compared to $159.7 million for the six months ended June 30, 2017.

The estimated results for the three and six months ended June 30, 2018 are preliminary, unaudited and subject to completion, reflect management’s current views and may change as a result of management’s review of results and other factors. Such preliminary results are subject to the finalization of financial and accounting review procedures (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the estimated results.

We consider Fee revenue, Fee-based operating expenses, Adjusted EBITDA, Adjusted EBITDA margin and local currency to be relevant non-GAAP measures. The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Further, we caution you that the estimates of total revenue, Fee revenue, total costs and expenses, Fee-based operating expenses, operating loss, net loss and Adjusted EBITDA are forward-looking statements and are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in this prospectus.

Concurrent Private Placement

Vanke Service (HongKong) Co., Limited (“Vanke Service”), has agreed to purchase in a private placement from us an aggregate number of ordinary shares that will represent ownership of 4.9% of our outstanding ordinary shares after giving effect to this initial public offering and any exercise of the underwriters’ option to purchase additional ordinary shares. Based on 45,000,000 shares offered in this transaction, we will sell 10,212,677 ordinary shares (or 10,560,469 ordinary shares if the underwriters exercise in full their option to purchase additional shares) in the private placement at a price per share equal to the initial public offering price. This private placement is conditioned upon and expected to close concurrently with this offering, with additional closings expected to occur following any closing of the underwriters’ option to purchase additional ordinary shares. The sale of these shares will not be registered under the Securities Act. This private placement, which we refer to as the “Concurrent Private Placement,” is subject to customary closing conditions, including receipt of stamp tax clearance. In connection with the Concurrent Private Placement, we agreed to enter into a Shareholder Agreement with Vanke Service containing customary standstill provisions for a period of 18 months after the closing of this initial public offering, customary transfer restrictions and a lock-up restricting share sales for 12 months with respect to 50% of our shares held by Vanke Service and 18 months with respect to the remaining 50% of our shares held by Vanke Service, in each case after the closing of this initial public offering. We have also agreed to provide Vanke Service with customary piggyback and other registration rights following the foregoing lock-up period pursuant to the Registration Rights Agreement. This offering is not conditioned upon the closing of the Concurrent Private Placement. In addition, we and Vanke Service plan to discuss possible opportunities related to our respective businesses in the Greater China Region.

Risk Factors

Our business is subject to numerous risks. See “Risk Factors” beginning on page 23. In particular, our business may be adversely affected by:

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve, and adverse developments in the credit markets;

●

our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●	the operating and financial restrictions that our credit agreements impose on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

●

our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully;

●

our expectation to be a “controlled company” within the meaning of the NYSE corporate governance standards, which would allow us to qualify for exemptions from certain corporate governance requirements; and

●

the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

The Offering

Issuer	Cushman & Wakefield plc

Ordinary shares we are offering	45,000,000 shares

Underwriters’ option to purchase additional shares	We may sell up to 6,750,000 additional shares if the underwriters exercise their option to purchase additional shares in full.

Ordinary shares offered by us in the Concurrent Private Placement	10,212,677 shares (or 10,560,469 shares if the underwriters exercise in full their option to purchase additional ordinary shares).

Ordinary shares to be outstanding after this offering and the Concurrent Private Placement	208,421,971 shares (or 215,519,763 shares if the underwriters exercise in full their option to purchase additional ordinary shares).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $715.4 million at an initial public offering price of $17.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses. We estimate that the net proceeds that we will receive from the sale of our ordinary shares in the Concurrent Private Placement will be approximately $164.9 million.

We expect to use the net proceeds of this offering and the Concurrent Private Placement as follows:

●	approximately $470.0 million to reduce outstanding indebtedness, in particular to repay our Second Lien Loan (as defined in “Description of Certain Indebtedness”);

●	approximately $130.0 million to repay the outstanding amount of the deferred payment obligation related to our acquisition of Cassidy Turley;

●	approximately $11.9 million to terminate our management services agreement; and

●	approximately $268.4 million for general corporate purposes.

See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

See “Dividend Policy.”

Risk Factors	Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 23 for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

NYSE symbol	“CWK”

Conflicts of interest	Certain affiliates of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding ordinary shares following this offering and the Concurrent Private Placement. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Underwriters (Conflicts of Interest).”

The number of ordinary shares to be outstanding after the completion of this offering and the Concurrent Private Placement is based on 153,209,294 ordinary shares issued and outstanding as of July 23, 2018 and 45,000,000 shares to be sold in this offering, and excludes 9,800,000 shares reserved for issuance under the Management Plan (as defined herein) and 200,000 shares reserved to issuance under the Director Plan (as defined herein). The number of ordinary shares to be outstanding after the completion of this offering and the Concurrent Private Placement also excludes an aggregate of 228,523 ordinary shares to be issued in respect of vested options for which we have received notice of exercise and RSUs that are expected to settle prior to the effectiveness of this registration statement.

The number of ordinary shares to be outstanding after the completion of this offering includes 7,375,419 shares outstanding with respect to the deferred payment obligation related to the acquisition of Cassidy Turley, which remain subject to forfeiture by the holders thereof until full vesting. Because of the contractual forfeiture provisions, these shares are excluded from the outstanding share calculations for accounting purposes.

On July 20, 2018, Cushman & Wakefield plc undertook the Share Consolidation, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs. The ordinary share capital of the Company was consolidated and divided into 153,209,294 ordinary shares with a nominal value of $0.10 per share. Unless otherwise indicated, all references to numbers of ordinary shares, options and RSUs and corresponding conversion prices and/or exercise prices and all per ordinary share data give effect to the Share Consolidation.

In addition, except as otherwise noted, all information in this prospectus:

●	assumes the issuance of 10,212,677 ordinary shares by us in the Concurrent Private Placement; and

●	assumes the underwriters do not exercise their option to purchase additional shares.

Of our outstanding option awards as of July 23, 2018, we have outstanding time-based options to purchase an aggregate of 3,343,967 shares, with a weighted average exercise price of $11.26 per share. We also have outstanding performance-based options that vest based on a multiple of the investment price of the Principal Shareholders measured at the time of a sale of shares by the Principal Shareholders. Assuming the Principal Shareholders sold all of their shares at a price of $17.00 per share, there would be no shares underlying performance-based options that vest as a result of such sale.

Of our outstanding share-settled RSU awards as of July 23, 2018, we have outstanding time-based RSUs representing the right to receive an aggregate of 8,357,725 shares. We also have outstanding performance-based RSUs that vest based on a multiple of the investment price of the Principal Shareholders measured at the time of a sale of shares by the Principal Shareholders. Assuming the Principal Shareholders sold all of their shares at a price of $17.00 per share, there would be a total of 558,448 shares issued in connection with the vesting of performance-based RSUs as a result of such sale.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary historical and pro forma financial data for the periods presented. The summary historical consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and summary historical consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The summary historical consolidated statements of operations data for the three months ended March 31, 2018 and 2017 and the summary historical consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited interim Condensed Consolidated Financial Statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim Condensed Consolidated Financial Statements include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and the operating results for these periods. Historical operating data may not be indicative of future performance. The operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018 or any other interim periods or any future year or period.

On July 6, 2018, we completed the reorganization of our company through the Share Exchange and on July 19, 2018, we completed the Re-registration. Prior to the Share Exchange, our business was conducted by DTZ Jersey Holdings Limited and its consolidated subsidiaries. Following the Share Exchange and before the Re-registration, our business was conducted by Cushman & Wakefield Limited and its consolidated subsidiaries. Following the Re-registration, our business is conducted by Cushman & Wakefield plc and its consolidated subsidiaries.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Consolidated Financial Statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Three Months Ended March 31,		Year Ended December 31,
(in millions, except for per share data and share data)	2018	2017	2017	2016	2015
Revenue	$1,767.7	$1,461.3	$6,923.9	$6,215.7	$4,193.2
Operating loss	$(80.7)	$(120.2)	$(170.2)	$(313.4)	$(410.4)
Net loss attributable to the Company	$(92.0)	$(119.7)	$(220.5)	$(449.1)	$(473.7)

Net loss per share, basic and diluted:
Basic	$(0.63)	$(0.84)	$(1.53)	$(3.18)	$(5.46)
Diluted	$(0.63)	$(0.84)	$(1.53)	$(3.18)	$(5.46)
Pro forma basic (a)	$(0.43)		$(0.98)
Pro forma diluted (a)	$(0.43)		$(0.98)

Weighted Average Shares Outstanding (in thousands)
Basic	145,277.3	143,084.7	143,935.0	141,431.6	86,816.2
Diluted	145,277.3	143,084.7	143,935.0	141,431.6	86,816.2
Pro forma basic (a)	181,273.2		179,930.9
Pro forma diluted (a)	181,273.2		179,930.9

Balance Sheet Data (at period end):
Total assets	$5,935.0		$5,797.9	$5,681.9	$5,442.2
Total debt	$3,066.6		$2,843.5	$2,660.1	$2,328.7

Other historical Data:	Three Months Ended March 31,		Year Ended December 31,
(in millions, except for margin)	2018	2017	2017	2016	2015
Fee Revenue (b)	$1,246.0	$1,103.6	$5,319.8	$4,839.8	$3,617.1
Fee-based operating expenses (c)	$1,326.6	$1,213.7	$5,466.8	$5,123.1	$3,928.0
Americas Adjusted EBITDA	$62.5	$35.0	$344.6	$311.6	$217.1
EMEA Adjusted EBITDA	$(8.6)	$(12.8)	$108.8	$90.8	$68.0
APAC Adjusted EBITDA	$20.9	$6.9	$75.1	$72.4	$50.8
Adjusted EBITDA (d)	$74.8	$29.1	$528.5	$474.8	$335.9
Adjusted EBITDA Margin (d)	6%	3%	10%	10%	9%

(a)

The calculation of unaudited basic and diluted pro forma Net loss per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. Unaudited basic and diluted pro forma Net income per ordinary share assumes that $470.0 million of the proceeds of the proposed offering were used to reduce outstanding indebtedness, in particular to repay our Second Lien Loan (as defined in “Description of Certain Indebtedness”), and includes a pro forma adjustment to reflect the elimination of interest expense in the amount of $11.1 million and $37.5 million related to debt repaid for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, assuming that such proceeds and repayment occurred as of the beginning of the year. Unaudited basic and diluted pro forma Net income per ordinary share also assumes that $11.9 million of the proceeds of the proposed offering were used to make a one-time payment to TPG and PAG to terminate our management services agreement, and includes a pro forma adjustment to reflect the elimination of management advisory services fee expense in the amount of $1.2 million and $4.6 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. Unaudited basic and diluted pro forma Net income per ordinary share also assumes approximately $130.0 million was used to repay the outstanding amount of the cash-settled portion of the Cassidy Turley deferred payment obligation, and includes pro forma adjustments to reflect (1) the elimination of the expense associated with the Cassidy Turley deferred payment obligation in the amount of $4.7 million and $20.8 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively; and (2) the elimination of the accrued interest expense incurred in connection with accrued portion of the obligation in the amount of $1.3 million and $5.3 million for the three months end March 31, 2018 and the year ended December 31, 2017, respectively. The number of shares used for purposes of pro forma per share data reflects the number of shares to be issued in the offering whose proceeds were used to (1) repay our Second Lien Loan, (2) make a one-time payment to TPG and PAG to terminate our management services agreement, and (3) repay the outstanding amount of the Cassidy Turley deferred payment obligation. The table below sets forth the computation of the Company’s pro forma unaudited basic and diluted pro forma net loss per share:

Pro forma net loss per share:
(in millions, except per share data)	Three Months Ended March 31, 2018		Year Ended December 31, 2017
	Basic	Diluted	Basic	Diluted
Net loss	$(92.0)	$(92.0)	$(220.5)	$(220.5)
Pro forma adjustments:
Net interest expense, net of tax	8.8	8.8	24.4	24.4
Management advisory services fee, net of tax	0.9	0.9	3.0	3.0
Cassidy Turley deferred payment obligation, net of tax	3.7	3.7	13.5	13.5
Accrued interest on Cassidy Turley deferred payment obligation, net of tax	1.0	1.0	3.4	3.4

Pro forma net loss	$(77.6)	$(77.6)	$(176.2)	$(176.2)
Weighted average ordinary shares outstanding	145,277.3	145,277.3	143,935.0	143,935.0
Adjustment to weighted average ordinary shares outstanding related to the offering	35,995.9	35,995.9	35,995.9	35,995.9
Pro forma weighted average ordinary shares outstanding (1)	181,273.2	181,273.2	179,930.9	179,930.9
Pro forma net loss per share	$(0.43)	$(0.43)	$(0.98)	$(0.98)

(1)

Excludes impact of 19.2 million ordinary shares offered whose proceeds will be used for general corporate purposes. If all 55.2 million ordinary shares to be issued in this offering and the Concurrent Private Placement were reflected in the calculation above unaudited basic and diluted pro forma Net income per ordinary share as adjusted would be $(0.39) and $(0.88) for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

(b)

Fee revenue is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Fee revenue to revenue.

	Three Months Ended March 31,		Year Ended December 31,
(in millions)	2018	2017	2017	2016	2015
Revenue	$1,767.7	$1,461.3	$6,923.9	$6,215.7	$4,193.2
Less: Gross contract costs	(521.8)	(367.8)	(1,627.3)	(1,406.0)	(675.6)
Acquisition accounting adjustments	0.1	10.1	23.2	30.1	99.5

Fee Revenue	$1,246.0	$1,103.6	$5,319.8	$4,839.8	$3,617.1

(c)

Fee-based operating expenses is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Total costs and expenses to Fee-based operating expenses.

	Three Months Ended March 31,		Year Ended December 31,
(in millions)	2018	2017	2017	2016	2015
Total costs and expenses	$1,848.4	$1,581.5	$7,094.1	$6,529.1	$4,603.6
Less: Gross contract costs	(521.8)	(367.8)	(1,627.3)	(1,406.0)	(675.6)

Fee-based operating expenses	$1,326.6	$1,213.7	$5,466.8	$5,123.1	$3,928.0

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
Americas fee-based operating expenses	$787.6	$730.7	$3,251.7	$2,992.4	$2,187.0
EMEA fee-based operating expenses	173.3	142.2	688.5	605.9	463.4
APAC fee-based operating expenses	211.7	202.1	863.5	775.4	634.3

Segment fee-based operating expenses	1,172.6	1,075.0	4,803.7	4,373.7	3,284.7
Depreciation and amortization	69.8	63.0	270.6	260.6	155.9
Integration and other costs related to acquisitions (1)	65.6	52.5	303.1	397.4	397.9
Stock-based compensation	6.1	8.1	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	10.4	11.1	44.0	47.6	61.8
Other	2.1	4.0	17.2	3.0	12.3

Fee-based operating expenses	$1,326.6	$1,213.7	$5,466.8	$5,123.1	$3,928.0

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

(d)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Adjusted EBITDA to net loss.

	Three Months Ended March 31,		Year Ended December 31,
(in millions)	2018	2017	2017	2016	2015
Net loss	$(92.0)	$(119.7)	$(220.5)	$(449.1)	$(473.7)

Add/(less):
Depreciation and amortization(1)	69.8	63.0	270.6	260.6	155.9
Interest expense, net of interest income(2)	44.4	41.7	183.1	171.8	123.1
Benefit from income taxes	(31.7)	(41.7)	(120.4)	(27.4)	(56.3)
Integration and other costs related to acquisitions (3)	65.7	62.6	326.3	427.5	497.4
Stock-based compensation (4)	6.1	8.1	28.2	40.8	15.4
Cassidy Turley deferred payment obligation (5)	10.4	11.1	44.0	47.6	61.8
Other (6)	2.1	4.0	17.2	3.0	12.3

Adjusted EBITDA	$74.8	$29.1	$528.5	$474.8	$335.9

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $52 million and $45 million for the three months ended March 31, 2018 and 2017, respectively; and $193 million, $182 million and $109 million for the years ended December 31, 2017, 2016 and 2015, respectively.

(2)

Interest expense, net of interest income includes one-time financing fees related to debt modification of $3 million for the three months ended March 31, 2018; $9 million and $20 million for the years ended December 31, 2016 and 2015, respectively.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts. Integration and other costs related to acquisitions includes impairment charges of $143.8 million for the year ended December 31, 2015, recorded against the DTZ trade name as a result of management’s plans to use the Cushman & Wakefield trade name after the C&W Group Merger.

(4)

Stock-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 14: Share-based Payments from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 10: Share-based Payments from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which will be paid out before the end of 2018. Refer to Note 11: Employee Benefits of the Company’s audited Consolidated Financial Statements for additional information.

(6)

Other includes sponsor management advisory services fees of approximately $1 million for the three months ended March 31, 2018; accounts receivable securitization costs of approximately $1 million and $3 million for the three months ended March 31, 2018 and 2017, respectively; and other items of approximately $1 million for the three months ended March 31, 2017.

Other includes sponsor management advisory services fees of approximately $5 million for each of the years ended December 31 2017, 2016, and 2015, respectively; accounts receivable securitization costs of approximately $8 million for the year ended December 31, 2017; and other items of approximately $4 million, $(2) million, and $7 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Expected Second Quarter 2018 Results

The estimated results for the three and six months ended June 30, 2018 are preliminary, unaudited and subject to completion, reflect management’s current views and may change as a result of management’s review of results and other factors. Such preliminary results are subject to the finalization of financial and accounting review procedures (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the estimated results.

Fee revenue, Fee-based operating expenses, Adjusted EBITDA, Adjusted EBITDA margin and local currency to be relevant non-GAAP measures are non-GAAP measures and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Further, we caution you that the estimates of total revenue, Fee revenue, total costs and expenses, Fee-based operating expenses, operating loss, net loss and Adjusted EBITDA are forward-looking statements and are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in this prospectus.

The following table provides selected results for the periods presented:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	% Change in USD	% Change in Local Currency	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017	% Change in USD	% Change in Local Currency
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Preliminary)	(Preliminary)	(Actual)	(Preliminary)	(Preliminary)
Revenue:
Total revenue(1)(2)	$1,974.3	$1,700.6	16%	15%	$3,742.0	$3,161.9	18%	16%
Less: Gross contract costs	(532.3)	(401.5)	33%	32%	(1,054.1)	(769.3)	37%	35%
Acquisition accounting adjustments	2.4	2.6	(8)%	11%	2.5	12.7	(80)%	n/m

Total Fee revenue(2)	1,444.4	1,301.7	11%	10%	2,690.4	2,405.3	12%	10%
Service Lines:
Property, facilities and project management	$657.1	$617.3	6%	6%	$1,272.1	$1,205.2	6%	4%
Leasing	476.1	396.9	20%	18%	796.0	675.8	18%	16%
Capital markets	201.0	170.8	18%	16%	415.1	317.7	31%	28%
Valuation and other	110.2	116.7	(6)%	(8)%	207.2	206.6	0%	(4)%

Total Fee revenue	1,444.4	1,301.7	11%	10%	2,690.4	2,405.3	12%	10%
Total costs and expenses	1,941.8	1,736.7	12%	11%	3,790.2	3,318.2	14%	12%

Operating income (loss)	$32.5	$(36.1)	(190)%	(195)%	$(48.2)	$(156.3)	(69)%	(70)%

Adjusted EBITDA(3)	$169.8	$130.6	30%	28%	$244.6	$159.7	53%	51%
Adjusted EBITDA Margin	12%	10%			9%	7%

(1)

Includes $99.3 million and $228.5 million in gross contract costs related to the adoption of Topic 606 for the three and six months ended June 30, 2018. See Note 5: Revenue of the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information.

(2)	Includes $15.2 million and $24.9 million in revenue increases related to the acceleration in the timing of revenue recognition under Topic 606 for the three and six months ended June 30, 2018.

(3)	Includes $6.4 million and $10.7 million in adjusted EBITDA increases related to the acceleration in the timing of revenue recognition under Topic 606 for the three and six months ended June 30, 2018.

The following table reconciles Adjusted EBITDA to net loss for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Actual)
Net loss	$(32.2)	$(47.3)	$(124.2)	$(167.0)
Add/(less):
Depreciation and amortization(1)	71.6	65.9	141.4	128.9
Interest expense, net of interest income(2)	52.0	44.0	96.4	85.7
Provision (benefit) from income taxes	15.1	(32.5)	(16.6)	(74.2)
Integration and other costs related to acquisitions(3)	41.1	79.2	106.8	141.8
Stock-based compensation(4)	8.8	6.2	14.9	14.3
Cassidy Turley deferred payment obligation(5)	10.9	11.0	21.3	22.1
Other(6)	2.5	4.1	4.6	8.1

Adjusted EBITDA	$169.8	$130.6	$244.6	$159.7

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $52 million and $48 million and $104 million and $93 million for the three and six months ended June 30, 2018 and 2017, respectively.

(2)	Interest expense, net of interest income includes one-time write-off of financing fees incurred in relation to debt modifications of $3 million for the six months ended June 30, 2018.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts.

(4)

Stock-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 14: Share-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 10: Share-based Payments of the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which will be paid out before the end of 2018. Refer to Note 11: Employee Benefits of the Company’s audited Consolidated Financial Statements for additional information.

(6)

Other includes sponsor management advisory services fees of approximately $1 million and $2 million and $2 million and $2 million for the three and six months ended June 30, 2018 and 2017, respectively; accounts receivable securitization costs of approximately $2 million and $3 million and $2 million and $5 million for the three and six months ended June 30, 2018 and 2017; and other items.

Below is the reconciliation of Total costs and expenses to Fee-based operating expenses:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
(in millions) (unaudited)	(Preliminary)	(Actual)	(Preliminary)	(Actual)
Total costs and expenses	$1,941.8	$1,736.7	$3,790.2	$3,318.2
Less: Gross contract costs	(532.3)	(401.5)	(1,054.1)	(769.3)

Fee-based operating expenses	$1,409.5	$1,335.2	$2,736.1	$2,548.9

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Risks associated with an investment in our ordinary shares include, but are not limited to, the risk factors described below. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose all or part of your investment. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below as well as our Consolidated Financial Statements and related notes included elsewhere in this prospectus, before making an investment decision.

Risks Related to Our Business

The success of our business is significantly related to general economic conditions and, accordingly, our business, operations and financial condition could be adversely affected by economic slowdowns, liquidity crises, fiscal or political uncertainty and possible subsequent downturns in commercial real estate asset values, property sales and leasing activities in one or more of the geographies or industry sectors that we or our clients serve.

Periods of economic weakness or recession, significantly rising interest rates, fiscal or political uncertainty, market volatility, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets or the public perception that any of these events may occur may negatively affect the performance of some or all of our service lines.

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity, changes in interest rates, the impact of tax and regulatory policies, the cost and availability of credit and the geopolitical environment.

Adverse economic conditions or political or regulatory uncertainty could also lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development, which in turn could reduce the commissions and fees that we earn. In addition, economic downturns may reduce demand for our valuation and other service line and sales transactions and financing services in our capital markets service line.

The performance of our property management services depends upon the performance of the properties we manage. This is because our fees are generally based on a percentage of rent collections from these properties. Rent collections may be affected by many factors, including: (1) real estate and financial market conditions prevailing generally and locally; (2) our ability to attract and retain creditworthy tenants, particularly during economic downturns; and (3) the magnitude of defaults by tenants under their respective leases, which may increase during distressed economic conditions.

Our service lines could also suffer from political or economic disruptions that affect interest rates or liquidity or create financial, market or regulatory uncertainty. For example, the U.K. has submitted formal notification under Article 50 of the Lisbon Treaty to the European Council of the U.K. to withdraw its membership in the European Union (commonly known as “Brexit”). Speculation about the terms and consequences of Brexit for the U.K. and other European Union members has caused and may continue to cause market volatility and currency fluctuations and adversely impact our clients’ confidence, which has resulted and may continue to result in a deterioration in our EMEA segment as leasing and investing activity slowed.

In continental Europe and Asia Pacific, the economies in certain countries where we operate can be uncertain, which may adversely affect our financial performance. Economic, political and regulatory uncertainty as well as significant changes and volatility in the financial markets and business environment, and in the global landscape, make it increasingly difficult for us to predict our financial performance into the future. As a result, any guidance or outlook that we provide on our performance is based on then-current conditions, and there is a risk that such guidance may turn out to be inaccurate.

We have numerous local, regional and global competitors across all of our service lines and the geographies that we serve, and further industry consolidation, fragmentation or innovation could lead to significant future competition.

We compete across a variety of service lines within the commercial real estate services and investment industry, including property, facilities and project management, leasing, capital markets (including representation of both buyers and sellers in real estate sales transactions and the arrangement of financing), and advisory on real estate debt and equity decisions. Although we are one of the largest commercial real estate services firms in the world as measured by 2017 revenue, our relative competitive position varies significantly across geographies, property types and service lines. Depending on the geography, property type or service line, we face competition from other commercial real estate services providers and investment firms, including outsourcing companies that have traditionally competed in limited portions of our property, facilities management and project management service line and have expanded their offerings from time to time, in-house corporate real estate departments, developers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms and consulting firms. Some of these firms may have greater financial resources allocated to a particular geography, property type or service line than we have allocated to that geography, property type or service line. In addition, future changes in laws could lead to the entry of other new competitors, such as financial institutions. Although many of our existing competitors are local or regional firms that are smaller than we are, some of these competitors are larger on a local or regional basis. We are further subject to competition from large national and multinational firms that have similar service and investment competencies to ours, and it is possible that further industry consolidation could lead to much larger and more formidable competitors globally or in the particular geographies, property types, service lines that we serve. Our industry has continued to consolidate, as evidenced by CBRE Group, Inc.’s 2015 acquisition of the facilities management business of Johnson Controls, Inc., Jones Lang LaSalle Incorporated’s 2011 acquisition of King Sturge in Europe and other recent consolidations. Beyond our two direct competitors, CBRE Group, Inc. and Jones Lang LaSalle Incorporated, the sector is highly fragmented amongst regional, local and boutique providers. Although many of our competitors across our larger product and service lines are smaller local or regional firms, they may have a stronger presence in their core markets than we do. In addition, disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. There is no assurance that we will be able to compete effectively, to maintain current fee levels or margins, or maintain or increase our market share.

Adverse developments in the credit markets may harm our business, results of operations and financial condition.

Our capital markets (including representation of buyers and sellers in sales transactions and the arrangement of financing) and valuation and other service lines are sensitive to credit cost and availability as well as marketplace liquidity. Additionally, the revenues in all of our service lines are dependent to some extent on the overall volume of activity (and pricing) in the commercial real estate market.

Disruptions in the credit markets may adversely affect our advisory services to investors, owners, and occupiers of real estate in connection with the leasing, disposition and acquisition of property. If our clients are unable to procure credit on favorable terms, there may be fewer completed leasing transactions, dispositions and acquisitions of property. In addition, if purchasers of commercial real estate are not able to obtain favorable financing, resulting in the lack of disposition and acquisition opportunities for our projects, our valuation and other and capital markets service lines may be unable to generate incentive fees.

Our operations are subject to social, political and economic risks in different countries as well as foreign currency volatility.

We conduct a significant portion of our business and employ a substantial number of people outside of the United States and as a result, we are subject to risks associated with doing business globally. Our business consists of service lines operating in multiple regions inside and outside of the United States. Outside of the United States, we generate earnings in other currencies and our operating performance is subject to fluctuations relative to the U.S. dollar, or USD. As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. For example, Brexit was associated with a significant decline in the value of the British pound sterling against the USD in 2016 and negotiations with respect to the terms of the U.K.’s withdrawal or other changes to the membership or policies of the European Union, or speculation about such events, may be associated with increased volatility in the British pound sterling or other foreign currency exchange rates against the USD.

In addition to exposure to foreign currency fluctuations, our international operations expose us to international economic trends as well as foreign government policy measures. Additional circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include, but are not limited to, the following factors:

●	difficulties and costs of staffing and managing international operations among diverse geographies, languages and cultures;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	adverse changes in regulatory or tax requirements and regimes or uncertainty about the application of or the future of such regulatory or tax requirements and regimes;

●

the responsibility of complying with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to data protection, privacy regulations, corrupt practices, embargoes, trade sanctions, employment and licensing;

●	the responsibility of complying with the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws;

●	the impact of regional or country-specific business cycles and economic instability;

●	greater difficulty in collecting accounts receivable in some geographic regions such as Asia, where many countries have underdeveloped insolvency laws;

●	a tendency for clients to delay payments in some European and Asian countries;

●	political and economic instability in certain countries;

●	foreign ownership restrictions with respect to operations in certain countries, particularly in Asia Pacific and the Middle East, or the risk that such restrictions will be adopted in the future; and

●

changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments as a result of any such changes to laws or policies or due to trends such as populism, economic nationalism and against multinational companies.

Our business activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and governmental bribery and anti-bribery laws that have a global reach, such as the FCPA and the U.K. Bribery Act. Additionally, our business activities are subject to various economic and trade sanctions programs and import and export control laws, including (without limitation) the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries and territories, their governments, and—in certain circumstances—their nationals, as well as with individuals and entities that are targeted by list-based sanctions programs. We maintain written policies and procedures and implement anti-corruption and anti-money laundering compliance programs, as well as programs designed to enable us to comply with applicable economic and trade sanctions programs and import and export control laws (“Compliance Programs”). However, coordinating our activities to address the broad range of complex legal and regulatory environments in which we operate presents significant challenges. Our current Compliance Programs may not address the full scope of all possible risks, or may not be adhered to by our employees or other persons acting on our behalf. Accordingly, we may not be successful in complying with regulations in all situations and violations may result in criminal or civil sanctions, including material monetary fines, penalties, equitable remedies (including disgorgement), and other costs against us or our employees, and may have a material adverse effect on our reputation and business.

In addition, we have penetrated, and seek to continue to enter into, emerging markets to further expand our global platform. However, certain countries in which we operate may be deemed to present heightened business, operational, legal and compliance risks. We may not be successful in effectively evaluating and monitoring the key business, operational, legal and compliance risks specific to those markets. The political and cultural risks present in emerging countries could also harm our ability to successfully execute our operations or manage our service lines there.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

We are dependent upon the retention of our leasing and capital markets professionals, who generate a significant amount of our revenues, as well as other revenue producing professionals. The departure of any of our key employees, including our senior executive leadership, or the loss of a significant number of key revenue producers, if we are unable to quickly hire and integrate qualified replacements, could cause our business, financial condition and results of operations to suffer. Competition for these personnel is significant, and our industry is subject to a relatively high turnover of broker and other key revenue producers, and we may not be able to successfully recruit, integrate or retain sufficiently qualified personnel. In addition, the growth of our business is largely dependent upon our ability to attract and retain qualified support personnel in all areas of our business. We and our competitors use equity incentives and sign-on and retention bonuses to help attract, retain and incentivize key personnel. As competition is significant for the services of such personnel, the expense of such incentives and bonuses may increase and we may be unable to attract or retain such personnel to the same extent that we have in the past. Any significant decline in, or failure to grow, our ordinary share price may result in an increased risk of loss of these key personnel. Furthermore, shareholder influence on our compensation practices, including our ability to issue equity compensation, may decrease our ability to offer attractive compensation to key personnel and make recruiting, retaining and incentivizing such personnel more difficult. If we are unable to attract and retain these qualified personnel, our growth may be limited and our business and operating results could suffer.

We rely on our Principal Shareholders.

We have in recent years depended on our relationship with our Principal Shareholders to help guide our business plan. Our Principal Shareholders have significant expertise in operational, financial, strategic and other matters. This expertise has been available to us through the representatives the Principal Shareholders have had on our board of directors and as a result of our management services agreement with the Principal Shareholders.

Pursuant to a shareholders’ agreement to be executed in connection with the closing of this offering, representatives of the Principal Shareholders will have the ability to appoint five of the seats on our board of directors, and as a result Jonathan Coslet, Timothy Dattels, Qi Chen, Lincoln Pan, and Rajeev Ruparelia will be appointed to our board of directors. After the offering, the Principal Shareholders may elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with them.

Our growth has benefited significantly from acquisitions, which may not perform as expected, and similar opportunities may not be available in the future.

A significant component of our growth over time has been generated by acquisitions. Starting in 2014, the Principal Shareholders and management have built our company through the combination of DTZ, Cassidy Turley and C&W Group. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient funds from our cash on hand, cash flow from operations, existing debt facilities and additional indebtedness to fund these acquisitions. We may incur significant additional debt from time to time to finance any such acquisitions, subject to the restrictions contained in the documents governing our then-existing indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our then-existing debt, would increase. Acquisitions involve risks that business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses, which include severance, lease termination, transaction and deferred financing costs, among others. See “—Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.”

We have had, and may continue to experience, challenges in integrating operations, brands and information technology systems acquired from other companies. This could result in the diversion of management’s attention from other business concerns and the potential loss of our key employees or clients or those of the acquired operations. The integration process itself may be disruptive to our business and the acquired company’s businesses as it requires coordination of geographically diverse organizations and implementation of new branding, i.e., transitioning to the “Cushman & Wakefield” brand, and accounting and information technology systems. There is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. Acquisitions also frequently involve significant costs related to integrating information technology and accounting and management services.

We complete acquisitions with the expectation that they will result in various benefits, including enhanced revenues, a strengthened market position, cross-selling opportunities, cost synergies and tax benefits. Achieving the anticipated benefits of these acquisitions is subject to a number of uncertainties, including the realization of accretive benefits in the timeframe anticipated, whether we will experience greater-than-expected attrition from professionals licensed or associated with acquired firms and whether we can successfully integrate the acquired business. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could in turn materially and adversely affect our overall business, financial condition and operating results.

Our brand and reputation are key assets of our company, and our business may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets, and we believe our continued success depends on our ability to preserve, grow and leverage the value of our brand. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, management, workplace culture, financial condition, our response to unexpected events and other subjective qualities. Negative perceptions or publicity regarding these matters, even if related to seemingly isolated incidents and whether or not factually correct, could erode trust and confidence and damage our reputation among existing and potential clients, which could make it difficult for us to attract new clients and maintain existing ones. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including handling of client complaints, regulatory compliance, such as compliance with the FCPA, the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws, the use and protection of client and other sensitive information and from actions taken by regulators or others in response to such conduct. Social media channels can also cause rapid, widespread reputational harm to our brand.

Our brand and reputation may also be harmed by actions taken by third parties that are outside our control. For example, any shortcoming of or controversy related to a third-party vendor may be attributed to us, thus damaging our reputation and brand value and increasing the attractiveness of our competitors’ services. Also, business decisions or other actions or omissions of our joint venture partners, the Principal Shareholders or management may adversely affect the value of our investments, result in litigation or regulatory action against us and otherwise damage our reputation and brand. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Furthermore, as a company with headquarters and operations located in the United States, a negative perception of the United States arising from its political or other positions could harm the perception of our company and our brand. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

The protection of our brand, including related trademarks, may require the expenditure of significant financial and operational resources. Moreover, the steps we take to protect our brand may not adequately protect our rights or prevent third parties from infringing or misappropriating our trademarks. Even when we detect infringement or misappropriation of our trademarks, we may not be able to enforce all such trademarks. Any unauthorized use by third parties of our brand may adversely affect our brand. Furthermore, as we continue to expand our business, especially internationally, there is a risk we may face claims of infringement or other alleged violations of third-party intellectual property rights, which may restrict us from leveraging our brand in a manner consistent with our business goals.

Our credit agreements impose operating and financial restrictions on us, and in an event of a default, all of our borrowings would become immediately due and payable.

Our credit agreements impose, and the terms of any future debt may impose, operating and other restrictions on us and many of our subsidiaries. These restrictions affect, and in many respects limit or prohibit, our ability to:

●	plan for or react to market conditions;

●	meet capital needs or otherwise carry out our activities or business plans; and

●	finance ongoing operations, strategic acquisitions, investments or other capital needs or engage in other business activities that would be in our interest, including:

●	incurring or guaranteeing additional indebtedness;

●	granting liens on our assets;

●	undergoing fundamental changes;

●	making investments;

●	selling assets;

●	making acquisitions;

●	engaging in transactions with affiliates;

●	amending or modifying certain agreements relating to junior financing and charter documents;

●	paying dividends or making distributions on or repurchases of share capital;

●	repurchasing equity interests or debt;

●	transferring or selling assets, including the stock of subsidiaries; and

●	issuing subsidiary equity or entering into consolidations and mergers.

In addition, under certain circumstances we will be required to satisfy and maintain specified financial ratios and other financial condition tests under certain covenants in our First Lien Credit Agreement. See “Description of Certain Indebtedness.” Our ability to comply with the terms of our credit agreements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot give assurance that we will be able to comply when required. These terms could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. We continue to monitor our projected compliance with the terms of our credit agreements.

A breach of any restrictive covenants in our credit agreements could result in an event of default under our debt instruments. If any such event of default occurs, the lenders under our credit agreements may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders under our credit agreements also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to foreclose on collateral pledged under the credit agreements. In addition, an event of default under our credit agreements could trigger a cross-default or cross-acceleration under our other material debt instruments and credit agreements.

Our credit agreements are jointly and severally guaranteed by substantially all of our material subsidiaries organized in the United States, England and Wales, Australia and Singapore, subject to certain exceptions. Each guarantee is secured by a pledge of substantially all of the assets of the subsidiary giving the pledge.

Moody’s Investors Service, Inc. and S&P Global Ratings rate our significant outstanding debt. These ratings, and any downgrades or any written notice of any intended downgrading or of any possible change, may affect our ability to borrow as well as the costs of our future borrowings.

We have a substantial amount of indebtedness, which may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a substantial amount of indebtedness. As of March 31, 2018, our total debt was approximately $3.1 billion, nearly all of which consisted of debt under our credit agreements. Our First Lien Loan (as defined in “Description of Certain Indebtedness”) had a balance, net of deferred financing fees, at March 31, 2018 of $2.6 billion, and our Second Lien Loan had a balance, net of deferred financing fees, of $460.0 million. As of March 31, 2018, we had no outstanding funds drawn under our Revolver (as defined in “Description of Certain Indebtedness”). For more information regarding our existing indebtedness, see “Description of Certain Indebtedness.”

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

●

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

●	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

●

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

●	expose us to the risk that if unhedged, or if our hedges are ineffective, interest expense on our variable rate indebtedness will increase;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●

place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting;

●	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes; and

●	cause us to pay higher rates if we need to refinance our indebtedness at a time when prevailing market interest rates are unfavorable.

Any of the above listed factors could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, our interest expense would increase if interest rates increase because our debt under our credit agreements bears interest at floating rates, which could adversely affect our cash flows. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, including the First Lien Loan and Second Lien Loan, sell assets, borrow more money or sell additional equity. There is no guarantee that we would be able to meet these requirements.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. Although the credit agreements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments and reduce indebtedness over time.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, including our First Lien Loan and Second Lien Loan, selling assets or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness, including our First Lien Loan and Second Lien Loan, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation.

We are exposed to various litigation risks and from time to time are party to various legal proceedings that involve claims for substantial amounts of money. We depend on our business relationships and our reputation for high-caliber professional services to attract and retain clients. As a result, allegations against us, irrespective of the ultimate outcome of that allegation, may harm our professional reputation and as such materially damage our business and its prospects, in addition to any financial impact.

As a licensed real estate broker and provider of commercial real estate services, we and our licensed sales professionals and independent contractors that work for us are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our sales professionals or independent contractors to litigation from parties who purchased, sold or leased properties that we brokered or managed in the jurisdictions in which we operate.

We are subject to claims by participants in real estate sales and leasing transactions, as well as building owners and companies for whom we provide management services, claiming that we did not fulfill our obligations. We are also subject to claims made by clients for whom we provided appraisal and valuation services and/or third parties who perceive themselves as having been negatively affected by our appraisals and/or valuations. We also could be subject to audits and/or fines from various local real estate authorities if they determine that we are violating licensing laws by failing to follow certain laws, rules and regulations.

In our property, facilities and project management service line, we hire and supervise third-party contractors to provide services for our managed properties. We may be subject to claims for defects, negligent performance of work or other similar actions or omissions by third parties we do not control. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property or facilities manager or project manager, even if we have technically disclaimed liability as a contractual matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship.

Because we employ large numbers of building staff in facilities that we manage, we face the risk of potential claims relating to employment injuries, termination and other employment matters. While we are generally indemnified by the building owners in respect of such claims, we can provide no assurance that will continue to be the case. We also face employment-related claims as an employer with respect to our corporate and other employees for which we would bear ultimate responsibility in the event of an adverse outcome in such matters.

In addition, especially given the size of our operations, there is always a risk that a third party may claim that our systems or offerings, including those used by our brokers and clients, may infringe such third party’s intellectual property rights and may result in claims or suits by third parties. Any such claims or litigation, whether successful or unsuccessful, could require us to enter into settlement agreements with such third parties (which may not be on terms favorable to us), to stop or revise our use or sale of affected systems, products or services or to pay damages, which could materially negatively affect our business.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by any the commercial insurance policies we maintain in amounts we believe are appropriate. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by the commercial insurance policies we maintain. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages. Additionally, in the event of grossly negligent or intentionally wrongful conduct, insurance policies that we may have may not cover us at all. Further, the value of otherwise valid claims we hold under insurance policies could become uncollectible in the event of the covering insurance company’s insolvency, although we seek to limit this risk by placing our commercial insurance only with highly rated companies. Any of these events could materially negatively impact our business, financial condition, results of operations and prospects.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements.

Many of the service agreements we have with our clients may be canceled by the client for any reason with as little as 30 to 60 days’ notice, as is typical in the industry. Some agreements related to our leasing service line may be rescinded without notice. In this competitive market, if we are unable to maintain long-term client relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. The global economic downturn and resulting weaknesses in the markets in which they themselves compete led to additional pricing pressure from clients as they came under financial pressure. These effects have continued to moderate, but they could increase again in the wake of the continuing political and economic uncertainties within the European Union, the United States and China, including as a result of volatility in oil and commodity prices, changes in trade policies and other political and commercial factors over which we have no control.

The concentration of business with corporate clients can increase business risk, and our business can be adversely affected due to the loss of certain of these clients.

We value the expansion of business relationships with individual corporate clients because of the increased efficiency and economics that can result from developing recurring business from performing an increasingly broad range of services for the same client. Although our client portfolio is currently highly diversified, as we grow our business, relationships with certain corporate clients may increase, and our client portfolio may become increasingly concentrated. For example, part of our strategy is to increase our revenues from existing clients which may lead to an increase in corporate clients and therefore greater concentration of revenues. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks if, among other possibilities, any such client (1) experiences its own financial problems; (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (3) decides to reduce its operations or its real estate facilities; (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (5) decides to change its providers of real estate services; or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers.

Where we provide real estate services to firms in the financial services industry, including banks and investment banks, we are experiencing indirectly the increasing extent of the regulatory environment to which they are subject in the aftermath of the global financial crisis. This increases the cost of doing business with them, which we are not always able to pass on, as a result of the additional resources and processes we are required to provide as a critical supplier.

Significant portions of our revenue and cash flow are seasonal, which could cause our financial results and liquidity to fluctuate significantly.

A significant portion of our revenue is seasonal, especially for service lines such as leasing and capital markets, which impacts the comparison of our financial condition and results of operations on a quarter-by-quarter basis. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. Also, we have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when fee revenue is lowest and largest in the fourth quarter of the year when fee revenue is highest. This variance among periods makes it difficult to compare our financial condition and results of operations on a quarter-by-quarter basis. In addition, the seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, our revolving credit facility. We are therefore dependent on the availability of cash on hand and our debt facilities, especially in the first and second quarters of the year. Further, as a result of the seasonal nature of our business, political, economic or other unforeseen disruptions occurring in the fourth quarter that impact our ability to close large transactions may have a disproportionate effect on our financial condition and results of operations.

A failure to appropriately address actual or perceived conflicts of interest could adversely affect our service lines.

Our Company has a global business with different service lines and a broad client base and is therefore subject to numerous potential, actual or perceived conflicts of interests in the provision of services to our existing and potential clients. For example, conflicts may arise from our position as broker to both owners and tenants in commercial real estate lease transactions. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts, but these policies and procedures may not be adequate and may not be adhered to by our employees. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged and cause us to lose existing clients or fail to gain new clients if we fail, or appear to fail, to identify, disclose and manage potential conflicts of interest, which could have an adverse effect on our business, financial condition and results of operations. In addition, it is possible that in some jurisdictions regulations could be changed to limit our ability to act for parties where conflicts exist even with informed consent, which could limit our market share in those markets. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Failure to maintain and execute information technology strategies and ensure that our employees adapt to changes in technology could materially and adversely affect our ability to remain competitive in the market.

Our business relies heavily on information technology, including on solutions provided by third parties, to deliver services that meet the needs of our clients. If we are unable to effectively execute and maintain our information technology strategies or adopt new technologies and processes relevant to our service platform, our ability to deliver high-quality services may be materially impaired. In addition, we make significant investments in new systems and tools to achieve competitive advantages and efficiencies. Implementation of such investments in information technology could exceed estimated budgets and we may experience challenges that prevent new strategies or technologies from being realized according to anticipated schedules. If we are unable to maintain current information technology and processes or encounter delays, or fail to exploit new technologies, then the execution of our business plans may be disrupted. Similarly, our employees require effective tools and techniques to perform functions integral to our business. Our payroll and compensation technology systems are important to ensuring that key personnel, in particular commission based personnel, are compensated accurately and on a timely basis. Failure to pay professionals the compensation they are due in a timely manner could result in higher attrition. Failure to successfully provide such tools and systems, or ensure that employees have properly adopted them, could materially and adversely impact our ability to achieve positive business outcomes.

Failure to maintain the security of our information and technology networks, including personally identifiable and client information, intellectual property and proprietary business information could significantly adversely affect us.

Security breaches and other disruptions of our information and technology networks could compromise our information and intellectual property and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and that of our clients and personally identifiable information of our employees, contractors and vendors, in our data centers and on our networks. The secure processing, maintenance and transmission of this information are critical to our operations. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations and the services we provide to clients, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, impact our ability to provide timely and accurate financial data and cause a loss of confidence in our services and financial reporting, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, including cloud storage solution providers, and as a result have less direct control over our data and information technology systems. Such third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us and our reputation. Furthermore, our, or our third-party vendors’, inability to detect unauthorized use (for example, by current or former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business.

Interruption or failure of our information technology, communications systems or data services could impair our ability to provide our services effectively, which could damage our reputation and materially harm our operating results.

Our business requires the continued operation of information technology and communication systems and network infrastructure. Our ability to conduct our global business may be materially adversely affected by disruptions to these systems or infrastructure. Our information technology and communications systems are vulnerable to damage or disruption from fire, power loss, telecommunications failure, system malfunctions, computer viruses, cyber-attacks, natural disasters such as hurricanes, earthquakes and floods, acts of war or terrorism, employee errors or malfeasance, or other events which are beyond our control. With respect to cyberattacks and viruses, these pose growing threats to many companies, and we have been a target and may continue to be a target of such threats, which could expose us to liability, reputational harm and significant remediation costs and cause material harm to our business and financial results. In addition, the operation and maintenance of our systems and networks is in some cases dependent on third-party technologies, systems and services providers for which there is no certainty of uninterrupted availability. Any of these events could cause system interruption, delays and loss, corruption or exposure of critical data or intellectual property and may also disrupt our ability to provide services to or interact with our clients, contractors and vendors, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, any such event could result in substantial recovery and remediation costs and liability to customers, business partners and other third parties. We have business continuity and disaster recovery plans and backup systems to reduce the potentially adverse effect of such events, but our disaster recovery planning may not be sufficient and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially adversely affected.

Our business relies heavily on the use of software and commercial real estate data, some of which is purchased or licensed from third-party providers for which there is no certainty of uninterrupted availability. A disruption of our ability to access such software, including an inability to renew such licenses on the same or similar terms, or provide data to our professionals and/or our clients, contractors and vendors or an inadvertent exposure of proprietary data could damage our reputation and competitive position, and our operating results could be adversely affected.

Infrastructure disruptions may disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients.

The buildings we manage for clients, which include some of the world’s largest office properties and retail centers, are used by numerous people daily. As a result, fires, earthquakes, floods, other natural disasters, defects and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm.

Our goodwill and other intangible assets could become impaired, which may require us to take significant non-cash charges against earnings.

Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets has been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, and such charge could materially adversely affect our reported results of operations, shareholders’ equity and our ordinary share price. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, slower growth rates or if our ordinary share price falls below our net book value per share for a sustained period, could result in the need to perform additional impairment analysis in future periods.

If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would record such additional charges, which could materially adversely affect our results of operations.

Our service lines, financial condition, results of operations and prospects could be adversely affected by new laws or regulations or by changes in existing laws or regulations or the application thereof. If we fail to comply with laws and regulations applicable to us, or make incorrect determinations in complex tax regimes, we may incur significant financial penalties.

We are subject to numerous federal, state, local and non-U.S. laws and regulations specific to the services we perform in our service lines. Brokerage of real estate sales and leasing transactions and the provision of valuation services requires us and our employees to maintain applicable licenses in each U.S. state and certain non-U.S. jurisdictions in which we perform these services. If we and our employees fail to maintain our licenses or conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked. A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation or oversight by the SEC, FINRA, the Defense Security Service, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators. Compliance failures or regulatory action could adversely affect our business. We could be subject to disciplinary or other actions in the future due to claimed noncompliance with these regulations, which could have a material adverse effect on our operations and profitability.

We are also subject to laws of broader applicability, such as tax, securities, environmental, employment laws and anti-bribery, anti-money laundering and corruption laws, including the Fair Labor Standards Act, occupational health and safety regulations, U.S. state wage-and-hour laws, the FCPA and the U.K. Bribery Act. Failure to comply with these requirements could result in the imposition of significant fines by governmental authorities, awards of damages to private litigants and significant amounts paid in legal fees or settlements of these matters.

We operate in many jurisdictions with complex and varied tax regimes, and are subject to different forms of taxation resulting in a variable effective tax rate. In addition, from time to time we engage in transactions across different tax jurisdictions. Due to the different tax laws in the many jurisdictions where we operate, we are often required to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in disputes and, ultimately, in the payment of additional funds to the government authorities in the jurisdictions where we carry on business, which could have an adverse effect on our results of operations. In addition, changes in tax rules or the outcome of tax assessments and audits could have an adverse effect on our results in any particular quarter.

As the size and scope of our business has increased significantly during the past several years, both the difficulty of ensuring compliance with numerous licensing and other regulatory requirements and the possible loss resulting from non-compliance have increased. The global economic crisis has resulted in increased government and legislative activities, including the introduction of new legislation and changes to rules and regulations, which we expect will continue into the future. New or revised legislation or regulations applicable to our business, both within and outside of the United States, as well as changes in administrations or enforcement priorities may have an adverse effect on our business, including increasing the costs of regulatory compliance or preventing us from providing certain types of services in certain jurisdictions or in connection with certain transactions or clients. For example, on May 25, 2018, the European General Data Protection Regulation will become effective with a greater territorial reach than existing laws and so may apply to many of our contracts and agreements throughout the world. To the extent it applies, we might be forced to update certain of our agreements, which may take significant time and cost. We are unable to predict how any of these new laws, rules, regulations and proposals will be implemented or in what form, or whether any additional or similar changes to laws or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our service lines, financial condition, results of operations and prospects.

Any failure by us to execute on our strategy for operational efficiency successfully could result in total costs and expenses that are greater than expected.

We have an operating framework that includes a disciplined focus on operational efficiency. As part of this framework, we have adopted several initiatives, including development of our technology platforms, workflow processes and systems to improve client engagement and outcomes across our service lines.

Our ability to continue to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. In addition, we are vulnerable to increased risks associated with implementing changes to our tools, processes and systems given our varied service lines, the broad range of geographic regions in which we and our customers operate and the number of acquisitions that we have completed in recent years. If these estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, if we experience delays, or if other unforeseen events occur, we may not achieve new or continue to achieve operational efficiencies and as a result our business and results of operations could be adversely affected.

We may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate.

Various laws and regulations impose liability on real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at a property. In our role as a property or facility manager or developer, we could be held liable as an operator for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property. If we incur any such liability, our business could suffer significantly as it could be difficult for us to develop or sell such properties, or borrow funds using such properties as collateral. In the event of a substantial liability, our insurance coverage might be insufficient to pay the full damages, or the scope of available coverage may not cover certain of these liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of service lines.

Risks Related to this Offering and Ownership of Our Ordinary Shares

We expect to be a “controlled company” within the meaning of the NYSE corporate governance standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering and the Concurrent Private Placement, the Principal Shareholders will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” as that term is set forth in the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board of directors consists of independent directors;

●	that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

●	that we have a compensation committee that is composed entirely of independent directors.

These requirements will not apply to us as long as we remain a “controlled company.” Following this offering, we may utilize some or all of these exemptions. As a result, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards. The Principal Shareholders’ significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

There is no assurance that the Concurrent Private Placement of our ordinary shares will be completed.

There is no assurance that the Concurrent Private Placement of our ordinary shares will be completed or, if completed, on what terms it will be completed. The closing of the Concurrent Private Placement is subject to closing conditions, including the receipt of stamp tax clearance from HM Revenue & Customs (“HMRC”), which may not be received. In the event that a condition to closing is not satisfied, the Concurrent Private Placement may not be completed concurrently with this offering or at all. If the Concurrent Private Placement is not completed on the terms contemplated, the trading price for our ordinary shares may be adversely affected.

The Principal Shareholders will continue to have significant influence over us after this offering and the Concurrent Private Placement, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

We are currently controlled, and after this offering and the Concurrent Private Placement are completed will continue to be controlled, by the Principal Shareholders. Upon consummation of this offering and the Concurrent Private Placement, the Principal Shareholders will own approximately 66% of our total ordinary shares outstanding (or 64% if the underwriters’ option to purchase additional ordinary shares is exercised in full). If the Concurrent Private Placement is not consummated, our Principal Shareholders will own approximately 70% of our total ordinary shares outstanding (or 67% if the underwriters’ option to purchase additional ordinary shares is exercised in full). Pursuant to a shareholders’ agreement to be entered into in connection with the completion of this offering, the Principal Shareholders will have the right to designate five of the seats on our board of directors, and as a result Jonathan Coslet, Timothy Dattels, Qi Chen, Lincoln Pan and Rajeev Ruparelia will be appointed to our board of directors. In addition, the Principal Shareholders jointly have the right to designate for nomination one additional director, defined herein as the Joint Designee, who must qualify as independent under the NYSE rules and must meet the independence requirements of Rule 10A-3 of the Exchange Act, so long as they collectively own at least 50% of our total ordinary shares outstanding as of the closing of this offering and the Concurrent Private Placement. As a result, the Principal Shareholders will be able to exercise control over our affairs and policies, including the approval of certain actions such as amending our articles of association, commencing bankruptcy proceedings and taking certain actions (including, without limitation, incurring debt, issuing shares, selling assets and engaging in mergers and acquisitions), appointing members of our management and any transaction that requires shareholder approval regardless of whether others believe that such change or transaction is in our best interests. So long as the Principal Shareholders continue to hold a majority of our outstanding ordinary shares, the Principal Shareholders will have the ability to control the vote in any election of directors, amend our articles of association or take other actions requiring the vote of our shareholders. Even if the amount owned by the Principal Shareholders falls below 50%, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

Additionally, the Principal Shareholders’ interests may not align with the interests of our other shareholders. The Principal Shareholders are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Principal Shareholders may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with the Principal Shareholders, which may cause conflicts of interest with respect to our business.

Following this offering, five of our seven directors will be affiliated with the Principal Shareholders. These directors have fiduciary duties to us and, in addition, have duties to the applicable Principal Shareholder. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the affiliated Principal Shareholder, whose interests may be adverse to ours in some circumstances.

Certain of our shareholders have the right to engage or invest in the same or similar businesses as us.

The Principal Shareholders have other investments and business activities in addition to their ownership of us. The Principal Shareholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Principal Shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our shareholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of the Principal Shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Principal Shareholders pursue or acquire the corporate opportunity or if the Principal Shareholders do not present the corporate opportunity to us.

Additionally, the Principal Shareholders are in the business of making investments in companies and may currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in industries that complement or compete, directly or indirectly, with certain portions of our business. So long as the Principal Shareholders continue to indirectly own a significant amount of our equity, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.

We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by the laws of England and Wales, including the provisions of the U.K. Companies Act 2006, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “Description of Share Capital—Differences in Corporate Law.”

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

We are incorporated under the laws of England and Wales. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

English law and provisions in our articles of association may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions of the U.K. Companies Act 2006 and our articles of association may have the effect of delaying or preventing a change in control of us or changes in our management. For example, our articles of association include provisions that:

●	create a classified board of directors whose members serve staggered three-year terms (but remain subject to removal as provided in our articles of association);

●

establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

●

provide our board of directors the ability to grant rights to subscribe for our ordinary shares and/or depositary interests representing our ordinary shares without shareholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the share ownership of a potential hostile acquirer;

●

provide certain mandatory offer provisions, including, among other provisions, that a shareholder, together with persons acting in concert, that acquires 30 percent or more of our issued shares without making an offer to all of our other shareholders that is in cash or accompanied by a cash alternative would be at risk of certain sanctions from our board of directors unless they acted with the consent of our board of directors or the prior approval of the shareholders; and

●

provide that vacancies on our board of directors may be filled by a vote of the directors or by an ordinary resolution of the shareholders, including where the number of directors is reduced below the minimum number fixed in accordance with the articles of association.

In addition, public limited companies are prohibited under the U.K. Companies Act 2006 from taking shareholder action by written resolution.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. See also “—Provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders” and “Description of Share Capital—Articles of Association and English Law Considerations.”

Provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.

The U.K. City Code on Takeovers and Mergers (“Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (“Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

As a public limited company incorporated in England and Wales, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

The U.K. Companies Act 2006 provides that a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the maximum amount of shares that may be allotted under such authorization and specify the date on which such authorization will expire, being not more than five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years from July 18, 2018 (being the date on which the shareholder resolution was passed), which authorization will need to be renewed at least upon expiration (i.e., five years from July 18, 2018) but may be sought more frequently for additional five-year terms (or any shorter period).

Subject to certain limited exceptions, the U.K. Companies Act 2006 generally provides that existing shareholders of a company have statutory pre-emption rights when new shares in such company are allotted and issued for cash. However, it is possible for such statutory pre-emption right to be disapplied by either the articles of association of the company, or by shareholders passing a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast. Such a disapplication of statutory pre-emption rights may not be for more than five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the special resolution, if the disapplication is by special resolution. We have obtained authority from our shareholders to disapply statutory pre-emption rights for a period of five years from July 18, 2018, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

Subject to certain limited exceptions, the U.K. Companies Act 2006 generally prohibits a public limited company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and subject to compliance with other statutory formalities. Such authorization may not be for more than five years from the date on which such ordinary resolution is passed. See the section titled “Description of Share Capital.”

Transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc.

On completion of this offering, it is anticipated that the new ordinary shares will be issued to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current law and HMRC practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the issue of the ordinary shares into DTC’s facilities or on transfers of book-entry interests in ordinary shares within DTC’s facilities and you are strongly encouraged to hold your ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the ordinary shares from within the DTC clearance system to a purchaser out of the DTC clearance system and any subsequent transfers that occur entirely outside the DTC clearance system, will attract a charge to stamp duty at a rate of 0.5% of any consideration, which is normally payable by the transferee of the ordinary shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the company books of Cushman & Wakefield plc. However, if those ordinary shares are redeposited into the DTC clearance system, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that Cushman & Wakefield plc’s ordinary shares held in certificated form or otherwise outside the DTC clearance system cannot be transferred into the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding ordinary shares, please see the section entitled “Taxation—Certain U.K. Tax Considerations” of this prospectus.

Our articles of association to be effective in connection with the closing of this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act.

Our articles of association to be effective in connection with the closing of this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act, including applicable claims arising out of this offering. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

There has been no prior public market for our ordinary shares and an active, liquid trading market for our ordinary shares may not develop.

Prior to this offering, there has not been a public market for our ordinary shares. We cannot assure you that an active trading market will develop after this offering or how active and liquid that market may become. Although our ordinary shares have been approved for listing on a stock exchange, we do not know whether third parties will find our ordinary shares to be attractive or whether firms will be interested in making a market in our ordinary shares. If an active and liquid trading market does not develop, you may have difficulty selling any of our ordinary shares that you purchase. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our ordinary shares may decline below the initial offering price, and you may not be able to sell your ordinary shares at or above the price you paid in this offering, or at all, and may suffer a loss on your investment.

The market price of our ordinary shares may fluctuate significantly following the offering, our ordinary shares may trade at prices below the initial public offering price, and you could lose all or part of your investment as a result.

The initial public offering price of our ordinary shares has been determined by negotiation between us and the representatives of the underwriters based on a number of factors as further described under “Underwriters” and may not be indicative of prices that will prevail in the open market following completion of this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

●	quarterly variations in our results of operations;

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of our competitors;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	strategic actions by us or our competitors;

●	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	changes in business or regulatory conditions;

●	investor perceptions or the investment opportunity associated with our ordinary shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in accounting principles;

●	announcements by third parties or governmental entities of significant claims or proceedings against us;

●	a default under the agreements governing our indebtedness;

●	future sales of our ordinary shares by us, directors, executives and significant shareholders;

●	changes in domestic and international economic and political conditions and regionally in our markets; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has from time to time experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at a price significantly below the initial public offering price.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our existing investors sell additional ordinary shares after this offering, the market price of our ordinary shares could decline.

The market price of our ordinary shares could decline as a result of sales of a large number of ordinary shares in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering and the Concurrent Private Placement, we will have 208,421,971 ordinary shares outstanding, or 215,519,763 shares if the underwriters’ option to purchase additional ordinary shares is exercised in full. Of these outstanding ordinary shares, we expect all of the ordinary shares sold in this offering will be freely tradable in the public market. We expect that all of our ordinary shares outstanding prior to the closing of this offering and all of the ordinary shares sold in the Concurrent Private Placement will be restricted securities as defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold by the holders into the public market from time to time in accordance with and subject to Rule 144, including, where applicable, limitation on sales by affiliates under Rule 144.

We, our directors, our executive officers, the Principal Shareholders and Vanke Service have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC. Additionally, the remaining holders of all of our ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, have agreed to substantially similar restrictions contained in their existing management stockholders’ agreements with us.

We expect to enter into a new registration rights agreement with the Principal Shareholders and Vanke Service, which will provide the signatories thereto the right, under certain circumstances, to require us to register their ordinary shares under the Securities Act for sale into the public markets. See the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the registration rights that will be provided to the signatories thereto.

Upon the completion of this offering and the Concurrent Private Placement, we will have 3,343,967 shares and 1,537,662 shares issuable upon the exercise of outstanding options that vest on time-based and performance-based criteria, respectively, 8,357,725 and 2,470,000 issuable upon vesting of RSUs that vest on time-based and performance-based criteria, respectively, and 10 million shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options or RSUs under our equity incentive plans may be sold by holders into the public market from time to time, in accordance with and subject to limitation on sales by affiliates under Rule 144. Sales of a substantial number of ordinary shares following the vesting of outstanding equity options or RSUs could cause the market price of our ordinary shares to decline.

Future offerings of debt or equity securities by us may adversely affect the market price of our ordinary shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or preferred shares. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional ordinary shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our ordinary shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their shareholdings in us.

Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit agreements. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. As a result, you may not receive any return on an investment in our ordinary shares unless you sell our ordinary shares for a price greater than that which you paid for it.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

We are a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, DTZ Worldwide Limited. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. See “—Risks Related to our Business—Our credit agreements impose operating and financial restrictions on us, and in the event of a default, all of our borrowings would become immediately due and payable” for additional information regarding the limitations currently imposed by our credit agreements. In addition, our subsidiaries, including our indirect operating subsidiary, DTZ Worldwide Limited, are separate and distinct legal entities and have no obligation to make any funds available to us.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior investors have paid substantially less per share of our ordinary shares than the price in this offering. The initial public offering price of our ordinary shares is substantially higher than the net tangible book deficit per share of our outstanding ordinary shares prior to completion of the offering. Based on our historical adjusted net tangible book deficit per share as of March 31, 2018 of $17.53 per ordinary share and upon the issuance and sale by us of 45,000,000 ordinary shares in this offering and 10,212,677 ordinary shares in the Concurrent Private Placement at an initial public offering price of $17.00 per share, if you purchase our ordinary shares in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $25.53 per share in net tangible book value, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering, the Concurrent Private Placement and the initial public offering price per share. We also have a significant number of outstanding equity options to purchase ordinary shares with exercise prices that are below the estimated initial public offering price of our ordinary shares. To the extent that these equity options are exercised, you will experience further dilution. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, at such time as Section 302 of the Sarbanes-Oxley Act is applicable to us, which we expect to occur immediately following effectiveness of this registration statement, we will be required to evaluate our internal controls over financial reporting. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act (beginning with the second Form 10-K we are required to file following the completion of this offering). In 2015, we identified material weakness in our internal controls over financial reporting resulting from the combination of DTZ, Cassidy Turley and C&W Group and the combination of legacy accounting practices and systems over a highly compressed period of time, which were remediated during our fiscal year ended December 31, 2016. We continue to identify and implement actions to improve the effectiveness of our internal control over financial reporting and disclosure controls and procedures, but there can be no assurance that such remediation efforts will be successful. Failure to remediate the material weaknesses could have a negative impact on our business and the market for our ordinary shares.

In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act. These requirements, along with adopting the new accounting standards for revenue recognition and leasing, may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our ordinary share price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance.

These statements can be identified by the fact that they do not relate strictly to historical or current facts, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “forecasts,” “shall,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors” beginning on page 23. We believe that these factors include, but are not limited to:

●	whether the Concurrent Private Placement is successfully consummated;

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve;

●	adverse developments in the credit markets;

●

our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●	the operating and financial restrictions that our credit agreements impose on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

●	the concentration of business with corporate clients;

●	the seasonality of significant portions of our revenue and cash flow;

●

our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	the possibility that infrastructure disruptions may disrupt our ability to manage real estate for clients;

●	the possibility that our goodwill and other intangible assets could become impaired;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully;

●	the possibility we may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate;

●

our expectation to be a “controlled company” within the meaning of the NYSE corporate governance standards, which would allow us to qualify for exemptions from certain corporate governance requirements;

●

the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote;

●	the fact that certain of our shareholders have the right to engage or invest in the same or similar businesses as us;

●	the possibility that the rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware;

●	the possibility that U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus;

●

the possibility that English law and provisions in our articles of association may have anti-takeover effects that could discourage an acquisition of us by others and may prevent attempts by our shareholders to replace or remove our current management;

●	the possibility that provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others;

●

the possibility that given our status as a public limited company incorporated in England and Wales, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure;

●

the possibility that transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc;

●

the fact that our articles of association to be effective in connection with the closing of this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act;

●	the fact that there has been no prior public market for our ordinary shares and an active, liquid trading market for our ordinary shares may not develop;

●

the fluctuation of the market price of our ordinary shares, and the impact on the market price of our ordinary shares of the possibility that we or our existing investors may sell additional ordinary shares after this offering or that we may attempt future offerings of debt or equity securities;

●	the fact that we do not currently anticipate paying any dividends in the foreseeable future;

●	the fact that we are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends;

●	the fact that you will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering;

●

the fact that our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, and the possibility that the requirements of being a public company may strain our resources and distract our management; and

●	the possibility that securities or industry analysts may not publish research or may publish inaccurate or unfavorable research about our business.

The factors identified above should not be construed as exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our ordinary shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 45,000,000 ordinary shares offered by us will be approximately $715.4 million, or approximately $823.9 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and estimated offering expenses payable by us of approximately $49.6 million.

We estimate that our net proceeds from the sale of 10,212,677 ordinary shares offered by us in the Concurrent Private Placement will be approximately $164.9 million, or approximately $170.6 million if the underwriters exercise their option to purchase additional shares in full, after deducting fees payable in connection with the Concurrent Private Placement.

We intend to use the net proceeds from this offering and the Concurrent Private Placement as follows:

●

approximately $470.0 million to reduce outstanding indebtedness, in particular to repay our Second Lien Loan, which matures on November 4, 2022 and had a weighted average effective interest rate of 8.87% as of December 31, 2017;

●	approximately $130.0 million to repay the outstanding amount of the Cassidy Turley deferred payment obligation;

●	approximately $11.9 million to terminate our management services agreement; and

●	approximately $268.4 million for general corporate purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and expansion of our business.

Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. The timing and amount of any future dividend payments will be at the discretion of our board of directors. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.”

CAPITALIZATION

Cash and cash equivalents and our capitalization as of March 31, 2018, on:

●	an actual basis; and

●

an as adjusted basis to give effect to this offering and the sale by us of ordinary shares in the Concurrent Private Placement and the application of the net proceeds of this offering and the Concurrent Private Placement as described under “Use of Proceeds.”

You should read this table together with the information included elsewhere in this prospectus, including “Summary—Summary Historical Consolidated Financial and Other Data,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our Consolidated Financial Statements and related notes thereto.

	As of March 31, 2018
(in millions, except per share data)	Actual	As Adjusted

Cash and cash equivalents	$438.7	$708.2

Long-term debt (including current portion):
First Lien Loan, as amended, net of unamortized discount and issuance costs of $43.7 million	$2,585.2	$2,585.2
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $9.6 million	460.4	—
Capital lease liabilities	15.1	15.1
Notes payable to former shareholders	1.4	1.4

Total long-term debt	$3,062.1	$2,601.7

Equity:
Ordinary shares, nominal value $0.10 per share, 145.6 shares issued and outstanding (actual) and 200.8 shares issued and outstanding (as adjusted)	14.6	20.1
Additional paid-in capital	1,755.7	2,630.5
Accumulated deficit	(1,221.3)	(1,261.2)
Accumulated other comprehensive income	(63.4)	(63.4)

Total equity attributable to the Company	485.6	1,326.0

Total capitalization	$3,547.7	$3,927.7

DILUTION

If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares in this offering and the pro forma net tangible book value per share of our ordinary shares after this offering and the Concurrent Private Placement. Dilution results from the fact that the per share offering price of our ordinary shares is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value per share represents the amount of temporary equity and shareholders’ equity excluding intangible assets, divided by the number of ordinary shares outstanding at that date.

Our historical net tangible book value as of March 31, 2018 was $(2,552.5) million, or approximately $(17.54) per ordinary share (assuming 145,560,000 ordinary shares outstanding).

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering and the Concurrent Private Placement. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our sale of 45,000,000 ordinary shares in this offering and 10,212,677 ordinary shares in the Concurrent Private Placement at an initial public offering price of $17.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2018 would have been approximately $(1,712.1) million or approximately $(8.53) per share. This amount represents an immediate increase in pro forma net tangible book value of $9.01 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $25.53 per share to purchasers of ordinary shares in this offering, as illustrated in the following table.

Initial public offering price per share	$17.00
Historical net tangible book value per share as of March 31, 2018	$(17.54)
Increase per share attributable to new investors and the Concurrent Private Placement	$9.01

Pro forma net tangible book value per share after giving effect to this offering and the Concurrent Private Placement	$(8.53)

Dilution in pro forma net tangible book value per share to new investors	$25.53

The following table summarizes, as of March 31, 2018, on the pro forma basis described above, the differences between existing shareholders, Vanke Service and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid by existing shareholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance by us of 45,000,000 of our ordinary shares in this offering at an initial public offering price of $17.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses and the issuance by us of 10,212,677 ordinary shares in the Concurrent Private Placement at a price of $17.00 per share, before deducting fees payable in connection with the Concurrent Private Placement.

	Shares Purchased		Total Consideration Amount		Average Price Per Share
(in millions, except per share data)	Number	Percent(a)		Percent
Existing shareholders	145.6	73%	$1,623.4	63%	$11.15
Vanke Service	10.2	5%	173.6	7%	$17.00
New investors	45.0	22%	765.0	30%	$17.00

Total	200.8	100%	$2,562.0	100%	$12.76

(a)

Excludes approximately 7 million shares outstanding with respect to the deferred payment obligation related to the acquisition of Cassidy Turley, which are subject to forfeiture. Had the shares outstanding with respect to the deferred payment obligation related to the acquisition of Cassidy Turley been considered, shares purchased percentages would be 73.5%, 4.9%, and 21.6% for existing shareholders, Vanke Service, and new investors, respectively.

If the underwriters exercise their option to purchase additional shares in full from us, the number of ordinary shares held by new investors will increase to 51,750,000, or 25% of the total number of our ordinary shares outstanding after this offering and the Concurrent Private Placement.

The discussion and table above assume no exercise of options outstanding or vesting of RSUs and no issuance of shares reserved for issuance under our equity incentive plans. As of July 23, 2018, there were an aggregate of 10,000,000 ordinary shares reserved for future issuance under the equity incentive plans.

The discussion and table above also excludes the shares outstanding with respect to the deferred payment obligation related to the acquisition of Cassidy Turley, which are subject to forfeiture and also excluded from the outstanding share calculations for accounting purposes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected financial data presented in the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and selected historical consolidated balance sheet data as of December 31, 2017 and 2016 has been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The selected historical consolidated statement of operations data for the three months ended March 31, 2018 and selected historical consolidated balance sheet data as of March 31, 2018 has been derived from our unaudited interim Condensed Consolidated Financial Statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2015 and historical consolidated statements of operations data for the period from November 5, 2014 to December 31, 2014 (Successor) have been derived from our audited Consolidated Financial Statements not included in this prospectus. The selected historical consolidated statements of operations data for the period of July 1, 2014 to November 4, 2014 (Predecessor) has been derived from our audited Combined Consolidated Financial Statements not included this prospectus. The selected historical Combined Consolidated statements of operations and balance sheet data and for the periods ended June 30, 2014 and 2013 (Predecessor) have been derived from our Combined Consolidated Financial Statements not in this prospectus.

On November 5, 2014, a private equity consortium comprising TPG, PAG and OTPP, our Principal Shareholders, acquired DTZ. As a result of DTZ’s acquisition and resulting change in control and changes due to the impact of acquisition accounting, we are required to present separately the operating results for the Predecessor and Successor. We refer to the period through November 4, 2014 as the “Predecessor Period,” and the Combined Consolidated Financial Statements for that period include the accounts of the Predecessor. We refer to the period from November 5, 2014 as the “Successor Period,” and the Consolidated Financial Statements for that period include the accounts of the Successor. Due to the change in control and changes due to acquisition accounting, the Successor Period may not be comparable to the Predecessor Period. On July 13, 2015, the Company’s board of directors approved a change in fiscal year end from June 30 to December 31, effective with the year-end December 31, 2014. Unless otherwise noted, all references to “years” in this prospectus refer to the twelve-month period which ends on December 31 of each year. On December 31, 2014, we acquired Cassidy Turley. Our selected financial data beginning December 31, 2014 also includes Cassidy Turley’s selected financial data. On September 1, 2015, we acquired the C&W Group. Our selected financial data beginning September 1, 2015 also includes the C&W Group’s selected financial data.

On July 6, 2018, we completed the reorganization of our company through the Share Exchange and on July 19, 2018, we completed the Re-registration. Prior to the Share Exchange, our business was conducted by DTZ Jersey Holdings Limited and its consolidated subsidiaries. Following the Share Exchange and before the Re-registration, our business was conducted by Cushman & Wakefield Limited and its consolidated subsidiaries. Following the Re-registration, our business is conducted by Cushman & Wakefield plc and its consolidated subsidiaries. On July 20, 2018, the Company undertook the Share Consolidation, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs.

The following information should be read together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined Consolidated Financial Statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Successor						Predecessor

(in millions, except for per share data and share data)	Three Months Ended March 31,		Year Ended December 31,			Period from November 5, 2014 to December 31, 2014	Period from July 1, 2014 to November 4, 2014	Fiscal Year Ended
	2018	2017	2017	2016	2015			June 30, 2014	June 30, 2013

Revenue	$1,767.7	$1,461.3	$6,923.9	$6,215.7	$4,193.2	$407.7	$814.2	$2,642.3	$2,457.7
Operating (loss) income	$(80.7)	$(120.2)	$(170.2)	$(313.4)	$(410.4)	$(57.7)	$1.7	$86.4	$53.2
Net (loss) income attributable to the Company	$(92.0)	$(119.7)	$(220.5)	$(449.1)	$(473.7)	$(21.8)	$0.4	$58.4	$27.4

Net loss per Share, Basic and Diluted (a):
Basic	$(0.63)	$(0.84)	$(1.53)	$(3.18)	$(5.46)	$(0.44)
Diluted	$(0.63)	$(0.84)	$(1.53)	$(3.18)	$(5.46)	$(0.44)
Pro forma basic (b)	$(0.43)		$(0.98)
Pro forma diluted (b)	$(0.43)		$(0.98)

Weighted Average Shares Outstanding (in thousands)
Basic	145,277.3	143,084.7	143,935.0	141,431.6	86,816.2	49,969.5
Diluted	145,277.3	143,084.7	143,935.0	141,431.6	86,816.2	49,969.5
Pro forma basic (b)	181,273.2		179,930.9
Pro forma diluted (b)	181,273.2		179,930.9

Balance sheet data (at period end):
Total assets	$5,935.0		$5,797.9	$5,681.9	$5,442.2	$2,407.2		$1,674.0	$1,574.4
Total debt	$3,066.6		$2,843.5	$2,660.1	$2,328.7	$931.1		$279.1	$414.5

Other Historical Data:	Three Months Ended March 31,		Year Ended December 31,
(in millions)	2018	2017	2017	2016	2015
Americas Adjusted EBITDA	$62.5	$35.0	$344.6	$311.6	$217.1
EMEA Adjusted EBITDA	(8.6)	(12.8)	108.8	90.8	68.0
APAC Adjusted EBITDA	20.9	6.9	75.1	72.4	50.8

Adjusted EBITDA	$74.8	$29.1	$528.5	$474.8	$335.9

(a)

Prior to our acquisition by the Principal Shareholders, we operated as a part of UGL Limited and our combined consolidated financial information is derived from the Consolidated Financial Statements and accounting records of UGL Limited. Therefore, we did not have an existing share structure in place at that time and presentation of earnings per share for those periods prior to our acquisition on November 5, 2014 would not be meaningful to an investor.

(b)

Basic and diluted pro forma Net loss per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. Unaudited basic and diluted pro forma Net income per ordinary share assumes that $470.0 million of the proceeds of the proposed offering were used to reduce outstanding indebtedness, in particular to repay our Second Lien Loan (as defined in “Description of Certain Indebtedness”), and includes a pro forma adjustment to reflect the elimination of interest expense in the amount of $11.1 million and $37.5 million related to debt repaid for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, assuming that such proceeds and repayment occurred as of the beginning of the year. Unaudited basic and diluted pro forma Net income per ordinary share also assumes that $11.9 million of the proceeds of the proposed offering were used to make a one-time payment to TPG and PAG to terminate our management services agreement, and includes a pro forma adjustment to reflect the elimination of management advisory services fee expense in the amount of $1.2 million and $4.6 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. Unaudited basic and diluted pro forma Net income per ordinary share also assumes approximately $130.0 million was used to repay the outstanding amount of the cash-settled portion of the Cassidy Turley deferred payment obligation, and includes pro forma adjustments to reflect (1) the elimination of the expense associated with the Cassidy Turley deferred payment obligation in the amount of $4.7 million and $20.8 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively; and (2) the elimination of the accrued interest expense incurred in connection with accrued portion of the obligation in the amount of $1.3 million and $5.3 million for the three months end March 31, 2018 and the year ended December 31, 2017, respectively. The number of shares used for purposes of pro forma per share data reflects the number of shares to be issued in the offering whose proceeds were used to (1) repay our Second Lien Loan, (2) make a one-time payment to TPG and PAG to terminate our management services agreement, and (3) repay the outstanding amount of the Cassidy Turley deferred payment obligation. The table below sets forth the computation of the Company’s unaudited Pro forma basic and diluted pro forma net loss per share:

Pro forma net loss per share:
(in millions, except per share data)	Three Months Ended March 31, 2018		Year Ended December 31, 2017
	Basic	Diluted		Basic		Diluted
Net loss	$(92.0)	$(92.0)	$	(220.5)	$	(220.5)
Pro forma adjustments:
Net interest expense, net of tax	8.8	8.8		24.4		24.4
Management advisory services fee, net of tax	0.9	0.9		3.0		3.0
Cassidy Turley deferred payment obligation, net of tax	3.7	3.7		13.5		13.5
Accrued interest on Cassidy Turley deferred payment obligation, net of tax	1.0	1.0		3.4		3.4

Pro forma net loss	$(77.6)	$(77.6)	$	(176.2)	$	(176.2)
Weighted average ordinary shares outstanding	145,277.3	145,277.3		143,935.0		143,935.0
Adjustment to weighted average ordinary shares outstanding related to the offering	35,995.9	35,995.9		35,995.9		35,995.9
Pro forma weighted average ordinary shares outstanding(1)	181,273.2	181,273.2		179,930.9		179,930.9
Pro forma net loss per share	$(0.43)	$(0.43)	$	(0.98)	$	(0.98)

(1)

Excludes impact of 19.2 million ordinary shares offered whose proceeds will be used for general corporate purposes. If all 55.2 million ordinary shares to be issued in this offering and the Concurrent Private Placement were reflected in the calculation above unaudited basic and diluted pro forma Net income per ordinary share as adjusted would be $(0.39) and $(0.88) for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and related information included elsewhere in this prospectus.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may materially differ from those discussed in forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Cushman & Wakefield is a top three global commercial real estate services firm, built on a trusted brand and backed by approximately 48,000 employees and serving the world’s real estate owners and occupiers through a scalable platform. We operate across approximately 400 offices in 70 countries, managing over 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. Our business is focused on meeting the increasing demands of our clients across multiple service lines including Property, facilities and project management, Leasing, Capital markets, and Valuation and other services.

Critical Accounting Policies

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP” or “GAAP”), which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from those estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts may differ from such estimated amounts, we believe such differences are not likely to be material. For additional detail regarding our critical accounting policies and estimates discussed below, see Note 2: Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. There have been no material changes to these policies as of March 31, 2018 with the exception of the Company’s implementation of Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (together with all subsequent amendments, “Topic 606”) discussed further below.

Revenue Recognition

The Company principally earns revenue from Property, facilities and project management, Leasing, Capital markets and Valuation and other.

The judgments involved in revenue recognition include understanding the complex terms of agreements and determining the appropriate time and method to recognize revenue for each transaction based on such terms. The timing of revenue recognition could vary if different judgments are made.

As of January 1, 2018, the Company adopted Topic 606, which replaced most existing revenue recognition guidance under U.S. GAAP. The core principle of Topic 606 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. Topic 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates. For further information regarding the impact of the adoption of this standard on the unaudited interim Condensed Consolidated Financial Statements and related disclosures, as well as significant judgments performed by the Company when applying Topic 606, refer to Note 2: Summary of Significant Accounting Policies from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 5: Revenue from Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

Business Combinations, Goodwill and Indefinite-Lived Intangible Assets

The Company has grown, in part, through a series of acquisitions. See Note 1: Organization and Business Overview of the Notes to Consolidated Financial Statements. We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, all of the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, be recorded at their respective fair values as of the acquisition date. Determination of the fair values of the assets and liabilities acquired requires estimates and the use of valuation techniques when market values are not readily available.

The Company recorded significant goodwill and intangible assets resulting from these acquisitions. Goodwill represents the excess of purchase consideration over the fair value of the net assets of businesses acquired. In determining the fair values of assets and liabilities acquired in a business combination, we use a variety of valuation methods including the market approach, income approach, depreciated replacement cost and market values (where available).

Assumptions must often be made in determining fair values, particularly where observable market values do not exist. Assumptions may include discount rates, growth rates, cost of capital, royalty rates, tax rates and remaining useful lives. These assumptions can have a significant impact on the value of identifiable assets and accordingly can impact the value of goodwill recorded. Different assumptions could result in different values being attributed to assets as well as liabilities and may impact our Consolidated Financial Statements.

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount and only proceeds to the quantitative impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if impairment triggers exist and the fair value of the asset is less than the asset’s carrying amount. For the year ended December 31, 2015, an impairment charge of $143.8 million was recognized on the consolidated statements of operations related to the DTZ trade name intangible asset. For a detailed discussion of goodwill and indefinite-lived intangible assets, see Note 7: Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with GAAP. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of net operating loss carryforwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe will be realized in future periods. While we believe the resulting tax balances as of December 31, 2017 and 2016 are appropriately accounted for in accordance with GAAP, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our Consolidated Financial Statements and such adjustments could be material.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S. federal corporate rate from 35% to 21% effective January 1, 2018 while also implementing a new tax system on non-US earnings and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. US GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. Some amounts recorded as a discrete item in the Benefit from income taxes for the year ended December 31, 2017 to account for the changes as a result of the Tax Act were recorded as provisional amounts and the Company’s best estimates. Any adjustments recorded to the provisional amounts through the fourth quarter of 2018 will be included in the statement of operations as an adjustment to income tax expense. The provisional amounts incorporate assumptions made based upon the Company’s current interpretation of the Tax Act and may change as the Company receives additional clarification and implementation guidance or implements structure changes.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the Consolidated Financial Statements. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity. The Company provides for the effects of income taxes on interim financial statements based on estimates of the effective tax rate for the full year, which is based on forecasted income by country and expected enacted tax rates. For additional discussion on income taxes, see Note 13: Income Taxes of the Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

See Recently Issued Accounting Pronouncements section within Note 2: Summary of Significant Accounting Policies from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 2: New Accounting Standards from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

Items Affecting Comparability

When reading our financial statements and the information included in this prospectus, you should consider that we have experienced, and continue to experience, several material trends and uncertainties that have affected our financial condition and results of operations that could affect future performance. We believe that the following material trends and uncertainties are crucial to an understanding of the variability in our historical earnings and cash flows and the potential for continued variability in the future.

Macroeconomic Conditions

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity; changes in interest rates; the impact of tax and regulatory policies; changes in employment rates; level of commercial construction spend; the cost and availability of credit; and the geopolitical environment.

Compensation is a significant expense and many of our Leasing and Capital markets professionals are paid on a commission and/or bonus basis that is linked to their revenue production or the profitability of their activity. As a result, the negative effect of difficult market conditions on our Fee revenue is partially mitigated by a reduction in our compensation expense. Nevertheless, adverse economic trends could pose significant risks to our operating performance and financial condition.

Acquisitions

Our results include the incremental impact of completed acquisitions from the date of acquisition, which may impact the comparability of our results on a year-over-year basis. Additionally, there is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. We have historically used strategic and in-fill acquisitions to add new service capabilities, to increase our scale within existing capabilities and to expand our presence in new or existing geographic regions globally. We believe that strategic acquisitions will increase revenue, provide cost synergies and generate incremental income in the long term.

Seasonality

A significant portion of our revenue is seasonal, especially for service lines such as Leasing and Capital markets, which impacts the comparison of our financial condition and results of operations on a quarter-by-quarter basis. There is a general focus on completing transactions by calendar year-end with a significant concentration in the last quarter of the calendar year while certain expenses are recognized more evenly throughout the calendar year. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The Property, facilities and project management service line partially mitigates this intra-year seasonality, owing to the recurring nature of this service line, which generates more stable revenues throughout the year.

Inflation

Our commission and other operating costs tied to revenue are primarily impacted by factors in the commercial real estate market. These factors have the potential to be affected by inflation. Other costs such as wages and costs of goods and services provided by third parties also have the potential to be impacted by inflation. However, we do not believe that inflation has materially impacted our operations.

International Operations

Our business consists of service lines operating in multiple regions inside and outside of the United States. Our international operations expose us to global economic trends as well as foreign government tax, regulatory and policy measures.

Additionally, outside of the U.S., we generate earnings in other currencies and are subject to fluctuations relative to the U.S. dollar (“USD”). As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

In order to assist our investors and improve comparability of results, we present the year-over-year changes in certain of our non-GAAP financial measures, such as Fee revenue and Adjusted EBITDA, in “local” currency, which is calculated by translating results of our foreign operations to USD using a constant USD exchange rate for each underlying currency (i.e., year-over-year changes are presented in local currency assuming constant foreign exchange rates measured against USD). We believe that this provides our management and investors with a better view of comparability and trends in the underlying operating business.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. Comparative information for prior periods continues to be reported under the accounting standards in effect for those periods.

The most significant effects of the new guidance on the comparability of our results of operations for the three months ended March 31, 2018 include the following:

i.

Certain revenues in our Leasing service line are recognized earlier. This resulted in additional Revenue and Fee revenue of $9.7 million for the three months ended March 31, 2018, partially offset by related commissions and tax impacts with no impact to cash flows.

ii.

The proportion of facility and property management contracts accounted for on a gross basis increased, resulting in higher Revenue and Cost of services of $119.5 million for the three months ended March 31, 2018, with no impact on Fee revenue, Operating loss, Net loss or the statement of cash flows.

See Note 5: Revenue of the Notes to the unaudited interim Condensed Consolidated Financial Statements for additional information.

Use of Non-GAAP Financial Information

The following measures are considered “non-GAAP financial measures” under SEC guidelines:

i.	Fee revenue and Fee-based operating expenses;

ii.	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin; and

iii.	Local currency.

Our management principally uses these non-GAAP financial measures to evaluate operating performance, develop budgets and forecasts, improve comparability of results and assist our investors in analyzing the underlying performance of our business. These measures are not recognized measurements under GAAP. When analyzing our operating results, investors should use them in addition to, but not as an alternative for, the most directly comparable financial results calculated and presented in accordance with GAAP. Because the Company’s calculation of these non-GAAP financial measures may differ from other companies, our presentation of these measures may not be comparable to similarly titled measures of other companies.

The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business. The Company believes that they are useful to investors, for the additional purposes described below.

Fee revenue: The Company believes that investors may find this measure useful to analyze the financial performance of our Property, facilities and project management service line and our business generally. Fee revenue is GAAP revenue excluding costs reimbursable by clients which have substantially no margin, and as such provides greater visibility into the underlying performance of our business.

Additionally, pursuant to business combination accounting rules, certain fee revenues that were deferred by the acquiree are recorded as a receivable on the acquisition date by the Company. Such contingent fee revenues are recorded as acquisition accounting adjustments to reflect the revenue recognition of the acquiree absent the application of acquisition accounting.

Fee-based operating expenses: Consistent with GAAP, reimbursed costs for certain customer contracts are presented on a gross basis (“gross contract costs”) in both revenue and operating expenses. As described above, gross contract costs are excluded from revenue in determining “Fee revenue.” Gross contract costs are similarly excluded from operating expenses in determining “Fee-based operating expenses.” Excluding gross contract costs from Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and, accordingly, is useful to investors and other external stakeholders for evaluating performance.

Adjusted EBITDA and Adjusted EBITDA margin: We have determined Adjusted EBITDA to be our primary measure of segment profitability. We believe that investors find this measure useful in comparing our operating performance to that of other companies in our industry because these calculations generally eliminate integration and other costs related to acquisitions, stock-based compensation, the deferred payment obligation related to the acquisition of Cassidy Turley and other items. Adjusted EBITDA also excludes the effects of financings, income tax and the non-cash accounting effects of depreciation and intangible asset amortization. Adjusted EBITDA margin, a non-GAAP measure of profitability as a percent of revenue, is calculated by dividing Adjusted EBITDA by Fee revenue.

Local currency: In discussing our results, we refer to percentage changes in local currency. For comparability purposes, such amounts presented on a local currency basis are calculated by translating results of our foreign operations to USD using a constant USD exchange rate for each underlying currency (i.e., year-over-year changes are presented in local currency assuming constant foreign exchange rates measured against USD). Management believes that this methodology provides investors with greater visibility into the performance of our business excluding the effect of foreign currency rate fluctuations.

Pro Forma Financial Information

See “—Pro Forma Financial Information” for further detail on the Company’s use of pro forma financial information for the 2015 period.

Results of Operations

The following table sets forth items derived from our consolidated statements of operations for the three months ended March 31, 2018 and 2017 (in millions):

Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	% Change in USD	% Change in Local Currency
Revenue:
Total revenue	$1,767.7	$1,461.3	21%	18%
Less: Gross contract costs	(521.8)	(367.8)	42%	39%
Acquisition accounting adjustments	0.1	10.1	n/	m	n/	m

Total fee revenue	$1,246.0	$1,103.6	13%	10%

Service lines:
Property, facilities and project management	$615.0	$587.9	5%	2%
Leasing	319.9	278.9	15%	12%
Capital markets	214.1	146.9	46%	43%
Valuation and other	97.0	89.9	8%	2%

Total fee revenue	$1,246.0	$1,103.6	13%	10%

Costs and expenses:
Cost of services, operating and administrative expenses excluding gross contract costs	$1,246.4	$1,150.6	8%	6%
Gross contract costs	521.8	367.8	42%	39%
Depreciation and amortization	69.8	63.0	11%	8%
Restructuring, impairment and related charges	10.4	0.1	n/	m	n/	m

Total costs and expenses	$1,848.4	$1,581.5	17%	14%

Operating loss	$(80.7)	$(120.2)	(33)%	(34)%
Adjusted EBITDA	$74.8	$29.1	157%	158%
Adjusted EBITDA Margin	6%	3%

Adjusted EBITDA is calculated as follows (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Net loss attributable to the Company	$(92.0)	$(119.7)
Add/(less):
Depreciation and amortization	69.8	63.0
Interest expense, net of interest income	44.4	41.7
Benefit from income taxes	(31.7)	(41.7)
Integration and other costs related to acquisitions	65.7	62.6
Stock-based compensation	6.1	8.1
Cassidy Turley deferred payment obligation	10.4	11.1
Other	2.1	4.0

Adjusted EBITDA	$74.8	$29.1

Below is the reconciliation of total costs and expenses to Fee-based operating expenses (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Total costs and expenses	$1,848.4	$1,581.5
Less: Gross contract costs	(521.8)	(367.8)

Fee-based operating expenses	$1,326.6	$1,213.7

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March, 31 2017
Fee-based operating expenses:
Americas fee-based operating expenses	$787.6	$730.7
EMEA fee-based operating expenses	173.3	142.2
APAC fee-based operating expenses	211.7	202.1

Segment fee-based operating expenses	1,172.6	1,075.0
Depreciation and amortization	69.8	63.0
Integration and other costs related to acquisitions (1)	65.6	52.5
Stock-based compensation	6.1	8.1
Cassidy Turley deferred payment obligation	10.4	11.1
Other	2.1	4.0

Fee-based operating expenses	$1,326.6	$1,213.7

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Three months ended March 31, 2018 compared to three months ended March 31, 2017

Revenue

Revenue was $1.8 billion, an increase of $306.4 million or 21%. Gross contract costs, primarily in the Property, facilities and project management service line, increased $154.0 million driven by the $119.5 million impact of the adoption of Topic 606. Foreign currency had a $38.2 million favorable impact on Revenue, driving approximately 3% growth of revenue.

Fee revenue reflected increases in Capital Markets and Leasing. Capital Markets Fee revenue increased $64.1 million or 43%, on a local currency basis, driven by an Americas increase of $44.3 million or 37%, on a local currency basis, and an APAC increase of $18.4 million or more than 200%, on a local currency basis. Leasing Fee revenue increased $33.1 million or 12%, on a local currency basis, driven by an Americas increase of $30.8 million or 14%, on a local currency basis.

Operating expenses

Operating expenses were $1.8 billion, an increase of $266.9 million or 17%. The increase in operating expenses reflected increased cost associated with revenue growth and the $119.5 million increase to gross contract costs resulting from the adoption of ASC 606 discussed above.

Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $1.2 billion, a 6% increase on a local currency basis. The growth in Fee-based operating expenses reflected higher costs in Capital Markets and Leasing associated with Fee revenue growth.

Interest expense

Interest expense, net of interest income increased by $2.7 million, which reflects a one-time charge of $3.4 million related to the March 2018 debt modification.

Benefit from income taxes

The benefit from income taxes was $31.7 million, a decrease of $10.0 million. The decrease was driven by the effect of a lower loss before income taxes partially offset by a discrete tax benefit of $22.2 million related to the Tax Act in the 2018 period. Refer to Note 1: Basis of Presentation of the Notes to the unaudited interim Condensed Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $119.7 million to $92.0 million for the three months ended March 31, 2018 driven by Fee revenue exceeding the increase in Fee-based operating expenses, partially offset by a lower benefit from income taxes.

Adjusted EBITDA increased by $45.6 million or 158%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses and the $4.3 million impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 6%, compared to 3% in the prior year.

Segment Operations

We report our operations through the following segments: (1) Americas, (2) Europe, the Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

For segment reporting, gross contract costs are excluded from revenue in determining “Fee revenue.” Gross contract costs are excluded from operating expenses in determining “Fee-based operating expenses.” Additionally, our measure of segment results, Adjusted EBITDA, excludes depreciation and amortization, as well as integration and other costs related to acquisitions, stock-based compensation, expense related to the Cassidy Turley deferred payment obligation and other items.

Americas Results

The following table summarizes our results of operations by our Americas operating segment for the three months ended March 31, 2018 and 2017 (in millions):

Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	% Change in USD	% Change in Local Currency
Total revenue	$1,206.2	$987.2	22%	22%
Less: Gross contract costs	(356.3)	(231.6)	54%	54%
Acquisition accounting adjustments	0.1	10.1	n/	m	n/	m

Total fee revenue	$850.0	$765.7	11%	11%

Service lines:
Property, facilities and project management	$404.2	$390.9	3%	3%
Leasing	246.0	214.4	15%	14%
Capital markets	163.1	118.6	38%	37%
Valuation and other	36.7	41.8	(12)%	(12)%

Total fee revenue	$850.0	$765.7	11%	11%

Segment operating expenses	$1,143.9	$962.3	19%	19%
Less: Gross contract costs	(356.3)	(231.6)	54%	54%

Total fee-based operating expenses	$787.6	$730.7	8%	8%

Adjusted EBITDA	$62.5	$35.0	79%	78%
Adjusted EBITDA Margin	7%	5%

Three months ended March 31, 2018 compared to three months ended March 31, 2017

Americas revenue was $1.2 billion and Fee revenue was $850.0 million, increases of $219.0 million and $84.3 million, respectively. The change in revenue includes higher gross contract costs of $87.7 million as a result of the adoption of Topic 606.

Fee revenue increased $83.2 million or 11%, on a local currency basis. The increase in Fee revenue was driven primarily by growth in the Capital markets and Leasing service lines. The adoption of Topic 606 positively impacted fee revenue in the Leasing service line by $9.1 million or 4% on a local currency basis.

Fee-based operating expenses were $787.6 million, an 8% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $27.4 million or 78%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses and the $4.0 million impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 7%, compared to 5% in the prior year.

EMEA Results

The following table summarizes our results of operations by our EMEA operating segment for the three months ended March 31, 2018 and 2017 (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	% Change in USD	% Change in Local Currency
Total revenue	$209.2	$147.3	42%	25%
Less: Gross contract costs	(45.9)	(18.5)	148%	117%

Total fee revenue	$163.3	$128.8	27%	11%

Service lines:
Property, facilities and project management	$54.6	$38.6	41%	24%
Leasing	47.9	40.9	17%	3%
Capital markets	23.9	19.6	22%	6%
Valuation and other	36.9	29.7	24%	9%

Total fee revenue	$163.3	$128.8	27%	11%

Segment operating expenses	$219.2	$160.7	36%	20%
Less: Gross contract costs	(45.9)	(18.5)	148%	117%

Total fee-based operating expenses	$173.3	$142.2	22%	8%

Adjusted EBITDA	$(8.6)	$(12.8)	(33)%	(36)%
Adjusted EBITDA Margin	(5)%	(10)%

Three months ended March 31, 2018 compared to three months ended March 31, 2017

EMEA revenue was $209.2 million and Fee revenue was $163.3 million, increases of $61.9 million and $34.5 million, respectively. The change in revenue includes higher gross contract costs of $24.7 million as a result of the adoption of Topic 606, which had no impact on Fee revenue.

Fee revenue increased by $16.1 million or 11%, on a local currency basis, driven primarily by growth in the Property, facilities and project management and Valuation and other service lines.

Fee-based operating expenses were $173.3 million, an 8% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $4.9 million or 36%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses.

APAC Results

The following table summarizes our results of operations by our APAC operating segment for the three months ended March 31, 2018 and 2017 (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	% Change in USD	% Change in Local Currency
Total revenue	$352.3	$326.8	8%	3%
Less: Gross contract costs	(119.6)	(117.7)	2%	(2)%

Total fee revenue	$232.7	$209.1	11%	6%

Service lines:
Property, facilities and project management	$156.2	$158.4	(1)%	(6)%
Leasing	26.0	23.6	10%	4%
Capital markets	27.1	8.7	211%	210%
Valuation and other	23.4	18.4	27%	20%

Total fee revenue	$232.7	$209.1	11%	6%

Segment operating expenses	$331.3	$319.8	4%	(2)%
Less: Gross contract costs	(119.6)	(117.7)	2%	(2)%

Total fee-based operating expenses	$211.7	$202.1	5%	6%

Adjusted EBITDA	$20.9	$6.9	203%	178%
Adjusted EBITDA Margin	9%	3%

Three months ended March 31, 2018 compared to three months ended March 31, 2017

APAC revenue was $352.3 million and Fee revenue was $232.7 million, increases of $25.5 million and $23.6 million, respectively. The change in revenue includes higher gross contract costs of $7.1 million as a result of the adoption of Topic 606.

Fee revenue increased by $12.7 million or 6% on a local currency basis. The increase in Fee revenue was driven primarily by growth in the Capital Markets and Valuation and other service lines, partially offset by the Property, facilities and project management service line.

Fee-based operating expenses were $211.7 million, and remained relatively consistent on a local currency basis.

Adjusted EBITDA increased by $13.3 million or 178%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9% compared to 3% in the prior year.

The following table sets forth items derived from our consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 (in millions):

				% Change in USD		% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	2017 v 2016	2016 v 2015	2017 v 2016	2016 v 2015
Revenue:
Total revenue	$6,923.9	$6,215.7	$4,193.2	11%	48%	11%	51%
Less: Gross contract costs	(1,627.3)	(1,406.0)	(675.6)	16%	108%	15%	112%
Acquisition accounting adjustments	23.2	30.1	99.5	(23)%	(70)%	(24)%	(69)%

Total fee revenue	$5,319.8	$4,839.8	$3,617.1	10%	34%	10%	36%

Service lines:
Property, facilities and project management	$2,488.5	$2,190.7	$1,877.7	14%	17%	13%	18%
Leasing	1,650.8	1,498.9	1,101.5	10%	36%	10%	38%
Capital markets	740.5	730.8	334.8	1%	118%	1%	124%
Valuation and other	440.0	419.4	303.1	5%	38%	5%	46%

Total fee revenue	$5,319.8	$4,839.8	$3,617.1	10%	34%	10%	36%

Costs and expenses:
Cost of services, operating and administrative expenses excluding gross contract costs	$5,167.7	$4,830.4	$3,569.3	7%	35%	7%	35%
Gross contract costs	1,627.3	1,406.0	675.6	16%	108%	15%	112%
Depreciation and amortization	270.6	260.6	155.9	4%	67%	4%	72%
Restructuring, impairment and related charges	28.5	32.1	202.8	(11)%	(84)%	(8)%	(73)%

Total costs and expenses	$7,094.1	$6,529.1	$4,603.6	9%	42%	8%	45%

Operating loss	$(170.2)	$(313.4)	$(410.4)	(46)%	(24)%	(44)%	(18)%
Adjusted EBITDA	$528.5	$474.8	$335.9	11%	41%	9%	45%
Adjusted EBITDA Margin	10%	10%	9%

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Add/(less):
Depreciation and amortization	270.6	260.6	155.9
Interest expense, net of interest income	183.1	171.8	123.1
Benefit from income taxes	(120.4)	(27.4)	(56.3)
Integration and other costs related to acquisitions	326.3	427.5	497.4
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9

Refer to “Summary Historical and Pro Forma Financial Information” for additional detail on items noted above.

Below is the reconciliation of total costs and expenses to Fee-based operating expenses (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year ended December 31, 2015
Total costs and expenses	$7,094.1	$6,529.1	$4,603.6
Less: Gross contract costs	(1,627.3)	(1,406.0)	(675.6)

Fee-based operating expenses	$5,466.8	$5,123.1	$3,928.0

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Fee-based operating expenses:
Americas fee-based operating expenses	$3,251.7	$2,992.4	$2,187.0
EMEA fee-based operating expenses	688.5	605.9	463.4
APAC fee-based operating expenses	863.5	775.4	634.3

Segment fee-based operating expenses	4,803.7	4,373.7	3,284.7
Depreciation and amortization	270.6	260.6	155.9
Integration and other costs related to acquisitions (1)	303.1	397.4	397.9
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Fee-based operating expenses	$5,466.8	$5,123.1	$3,928.0

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue was $6.9 billion, an increase of $708.2 million or 11%, which included an increase in gross contract costs of $221.3 million primarily in the Property, facilities and project management service line. Revenue growth also reflected the year-to-year increases in service line and segment Fee revenue discussed below. Foreign currency had a $44.2 million favorable impact on Revenue, driving approximately 1% growth of revenue.

Fee revenue was $5.3 billion, an increase of $480.0 million. Fee revenue increased $447.7 million or 10%, on a local currency basis. Foreign currency had a $32.2 million favorable impact on Fee revenue, driving approximately 1% growth of Fee revenue.

Fee revenue reflected increases in Property, facilities and project management and Leasing. Property, facilities and project management Fee revenue increased $279.8 million or 13%, on a local currency basis, driven by an Americas increase of $187.5 million or 13%, on a local currency basis, and an APAC increase of

$66.4 million or 12%, on a local currency basis. Leasing Fee revenue increased $143.4 million or 10%, on a local currency basis, driven by an Americas increase of $101.5 million or 9%, on a local currency basis, and an EMEA increase of $23.0 million or 11%, on a local currency basis.

Operating expenses

Operating expenses were $7.1 billion, an increase of $565.0 million or 9%. The increase in operating expenses reflected increased cost associated with revenue growth, including gross contract costs, partially offset by lower integration and other costs related to acquisitions.

Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $4.8 billion, a 9% increase on a local currency basis. The growth in Fee-based operating expenses reflected higher costs in Property, facility and project management and Leasing associated with Fee revenue growth.

Interest expense

Interest expense, net of interest income increased by $11.3 million as a result of higher average annual borrowings. Average annual borrowings increased from $2.5 billion during 2016 to $2.7 billion during 2017 with interest expense as a percentage of average outstanding debt remaining relatively unchanged.

Benefit from income taxes

The benefit from income taxes was $120.4 million, an increase of $93.0 million. The benefit included a discrete tax benefit of $60.9 million related to the Tax Act as well as the impact of valuation allowances and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 13 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $449.1 million to $220.5 million in 2017 driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, lower integration and other costs related to acquisitions and increased benefit from income taxes.

Adjusted EBITDA increased by $44.1 million or 9%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged from 2016 to 2017 at 10%.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Revenue was $6.2 billion, an increase of $2.0 billion or 48%, including an increase in gross contract costs of $730.4 million, primarily in the Property, facilities and project management service line. The increase in revenue was primarily driven by inclusion of a full year of activity from the 2015 C&W Group merger compared to four months of activity in 2015. Foreign currency had a $34.4 million unfavorable impact on Revenue, driving approximately 1% decline of revenue.

Fee revenue was $4.8 billion, an increase of $1.2 billion. Fee revenue increased by $1.3 billion or 36% on a local currency basis. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the 2015 C&W Group merger. Foreign currency had a $36.5 million unfavorable impact on Fee revenue, driving approximately 1% decline of Fee revenue.

Operating expenses

Operating expenses were $6.5 billion, an increase of $1.9 billion or 42%. The increase in operating expenses was primarily driven by inclusion of a full year of activity from the 2015 C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $4.4 billion, a 35% increase on a local currency basis. The growth in both operating expenses and Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Interest expense

Interest expense, net of interest income, increased by $48.7 million primarily as a result of a full year of interest expense on incremental borrowings related to the 2015 C&W Group merger. Average annual borrowings increased from $1.6 billion during 2015 to $2.5 billion during 2016, with interest expense as a percentage of average outstanding debt decreasing from 8% in 2015 to 7% in 2016.

Benefit from income taxes

The benefit from income tax was $27.4 million, a decrease of $28.9 million. The benefit included the impact of valuation allowance and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 13 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $473.7 million in 2015 to $449.1 million in 2016, primarily driven by a full year of Fee revenue and Fee-based operating expense activity from the C&W Group merger, partially offset by higher interest expenses and a lower benefit from income taxes.

Adjusted EBITDA increased by $145.8 million or 45%, on a local currency basis, driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, increased from 9% in 2015 to 10% in 2016.

Segment Operations

Americas Results

The following table summarizes our results of operations by our Americas operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	% Change in USD		% Change in Local Currency
				2017 v 2016	2016 v 2015	2017 v 2016	2016 v 2015
Total revenue	$4,600.2	$4,124.3	$2,524.9	12%	63%	11%	63%
Less: Gross contract costs	(1,023.4)	(851.4)	(201.5)	20%	n/m	20%	n/m
Acquisition accounting adjustments	20.0	30.6	81.7	(35)%	(63)%	(35)%	(63)%

Total fee revenue	$3,596.8	$3,303.5	$2,405.1	9%	37%	9%	37%

Service lines:
Property, facilities and project management	$1,638.3	$1,445.4	$1,280.3	13%	13%	13%	13%
Leasing	1,244.6	1,140.7	830.7	9%	37%	9%	37%
Capital markets	530.4	536.2	203.4	(1)%	164%	(1)%	164%
Valuation and other	183.5	181.2	90.7	1%	100%	1%	100%

Total fee revenue	$3,596.8	$3,303.5	$2,405.1	9%	37%	9%	37%

Segment operating expenses	$4,275.1	$3,843.8	$2,388.5	11%	61%	11%	61%
Less: Gross contract costs	(1,023.4)	(851.4)	(201.5)	20%	n/m	20%	n/m

Total fee-based operating expenses	$3,251.7	$2,992.4	$2,187.0	9%	37%	8%	37%

Adjusted EBITDA	$344.6	$311.6	$217.1	11%	44%	10%	44%
Adjusted EBITDA Margin	10%	9%	9%

Year ended December 31, 2017 compared to year ended December 31, 2016

Americas revenue was $4.6 billion and Fee revenue was $3.6 billion, increases of $475.9 million and $293.3 million, respectively.

Fee revenue increased $284.4 million or 9%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing.

Fee-based operating expenses were $3.3 billion, an 8% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $32.0 million or 10%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 10%, compared to 9%.

Year ended December 31, 2016 compared to year ended December 31, 2015

Americas revenue was $4.1 billion and fee revenue was $3.3 billion, increases of $1.6 billion and $898.4 million, respectively.

Fee revenue increased by $899.8 million or 37%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses were $3.0 billion, a 37% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $94.7 million or 44%, on a local currency basis, driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

EMEA Results

The following table summarizes our results of operations by our EMEA operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	% Change in USD		% Change in Local Currency
				2017 v 2016	2016 v 2015	2017 v 2016	2016 v 2015
Total revenue	$ 863.3	$ 755.5	$ 541.1	14%	40%	14%	52%
Less: Gross contract costs	(81.3)	(65.0)	(30.9)	25%	110%	28%	128%
Acquisition accounting adjustments	3.2	(0.8)	16.9	n/m	n/m	n/m	n/m

Total fee revenue	$ 785.2	$ 689.7	$ 527.1	14%	31%	13%	42%

Service lines:
Property, facilities and project management	$ 200.5	$ 172.9	$ 132.6	16%	30%	16%	44%
Leasing	256.5	229.1	160.5	12%	43%	11%	54%
Capital markets	154.3	128.0	94.5	21%	35%	18%	46%
Valuation and other	173.9	159.7	139.5	9%	14%	9%	25%

Total fee revenue	$ 785.2	$ 689.7	$ 527.1	14%	31%	13%	42%

Segment operating expenses	$ 769.8	$ 670.9	$ 494.3	15%	36%	15%	46%
Less: Gross contract costs	(81.3)	(65.0)	(30.9)	25%	110%	28%	128%

Total fee-based operating expenses	$ 688.5	$ 605.9	$ 463.4	14%	31%	14%	41%

Adjusted EBITDA	$ 108.8	$ 90.8	$ 68.0	20%	34%	12%	52%
Adjusted EBITDA Margin	14%	13%	13%

Year ended December 31, 2017 compared to year ended December 31, 2016

EMEA revenue was $863.3 million and Fee revenue was $785.2 million, increases of $107.8 million and $95.5 million, respectively.

Fee revenue increased by $84.1 million or 13%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management, Leasing and Capital markets.

Fee-based operating expenses were $688.5 million, a 14% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $10.3 million or 12%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 14%, compared to 13%.

Year ended December 31, 2016 compared to year ended December 31, 2015

EMEA revenue was $755.5 million and Fee revenue was $689.7 million, increases of $214.4 million and $162.6 million, respectively.

Fee revenue increased by $192.7 million or 42%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses were $605.9 million, a 41% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $29.8 million or 52%, on a local currency basis, driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

APAC Results

The following table summarizes our results of operations by our APAC operating segment for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	% Change in USD		% Change in Local Currency
				2017 v 2016	2016 v 2015	2017 v 2016	2016 v 2015
Total revenue	$ 1,460.4	$ 1,335.9	$ 1,127.2	9%	19%	8%	20%
Less: Gross contract costs	(522.6)	(489.6)	(443.2)	7%	10%	4%	11%
Acquisition accounting adjustments	—	0.3	0.9	n/m	n/m	n/m	n/m

Total fee revenue	$ 937.8	$ 846.6	$ 684.9	11%	24%	10%	26%

Service lines:
Property, facilities and project management	$ 649.7	$ 572.4	$ 464.8	14%	23%	12%	24%
Leasing	149.7	129.1	110.3	16%	17%	15%	20%
Capital markets	55.8	66.6	36.9	(16)%	80%	(16)%	80%
Valuation and other	82.6	78.5	72.9	5%	8%	6%	12%

Total fee revenue	$ 937.8	$ 846.6	$ 684.9	11%	24%	10%	26%

Segment operating expenses	$ 1,386.1	$ 1,265.0	$ 1,077.5	10%	17%	8%	19%
Less: Gross contract costs	(522.6)	(489.6)	(443.2)	7%	10%	4%	11%

Total fee-based operating expenses	$ 863.5	$ 775.4	$ 634.3	11%	22%	10%	24%

Adjusted EBITDA	$ 75.1	$ 72.4	$ 50.8	4%	43%	3%	44%
Adjusted EBITDA Margin	8%	9%	7%

Year ended December 31, 2017 compared to year ended December 31, 2016

APAC revenue was $1.5 billion and Fee revenue was $937.8 million, increases of $124.5 million and $91.2 million, respectively.

Fee revenue increased by $79.2 million or 10% on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing, partially offset by Capital markets.

Fee-based operating expenses were $863.5 million, a 10% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $1.9 million or 3%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 8% compared to 9%.

Year ended December 31, 2016 compared to year ended December 31, 2015

APAC revenue was $1.3 billion and Fee revenue was $846.6 million, increases by $208.7 million and $161.7 million, respectively.

Fee revenue increased by $166.8 million or 26%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by inclusion of a full year of activity from the C&W Group merger compared to four months of activity in 2015.

Fee-based operating expenses were $775.4 million, a 24% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by inclusion of a full year of activity from the C&W Group merger.

Adjusted EBITDA increased by $21.3 million or 44%, on a local currency basis, driven primarily by inclusion of a full year of activity from the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9%, compared to 7%.

Pro Forma Financial Information

We believe presenting unaudited supplemental pro forma information is beneficial to investors because it provides additional information to facilitate analysis of our financial results, as historical results for the year ended December 31, 2015 are not comparable to the results for the years ended December 31, 2017 and 2016 due to significant transactions that were completed during 2015, including the C&W Group Merger and C&W Financing Transactions (as defined in Note 1—Description of the Transactions). Supplementing the audited financial statements included elsewhere in this prospectus for the year ended December 31, 2015 with pro forma financial information for the year ended December 31, 2015 allows for a more meaningful comparison of the results for the years ended December 31, 2015 through 2017. Refer to the Notes to the unaudited supplemental pro forma combined statement of operations for the year ended December 31, 2015 for additional detail on the description of the transactions and applicable pro forma adjustments.

Unaudited Supplemental Pro Forma Combined Statement of Operations for the Year Ended December 31, 2015

The following unaudited supplemental pro forma combined statement of operations and explanatory notes for the year ended December 31, 2015, which have been prepared pursuant to Article 11 of Regulation S-X, give effect to the C&W Group Merger and C&W Financing Transactions (as defined in Note 1—Description of the Transactions) as if they had occurred on January 1, 2014.

The unaudited supplemental pro forma combined statement of operations for the year ended December 31, 2015 has been derived from the historical financial information of DTZ (including Cassidy Turley) and C&W Group.

The historical consolidated financial information of DTZ for the 12 months ended December 31, 2015 has been derived from the audited historical consolidated statement of operations data for the year ended December 31, 2015 (“DTZ Historical”) included elsewhere in this prospectus. The historical consolidated financial information of C&W Group for the eight months ended August 31, 2015 (“C&W Group 8-Months Historical”) has been derived from the audited C&W Group statement of operations for the eight months ended August 31, 2015 included elsewhere in this prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2015 is not presented because the audited balance sheet of Cushman & Wakefield plc as of December 31, 2015 already includes the financial position of C&W Group.

The unaudited supplemental pro forma combined statement of operations has been prepared pursuant to Article 11 of Regulation S-X and is based upon available information and assumptions that we believe are reasonable. The historical consolidated and combined consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. The supplemental pro forma combined statement of operations is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been had the above transactions occurred on the dates indicated and also should not be considered representative of our future results of operations. The supplemental pro forma combined statement of operations does not reflect projected realization of revenue synergies and cost savings.

The following table presents the unaudited supplemental pro forma combined statement of operations for the year ended December 31, 2015 as described above:

	Historical
(in millions)	DTZ Historical	C&W Group 8-Month Historical (Note 1)	Pro Forma Adjustments (Note 2)		Pro Forma Combined
Revenue	$4,193.2	$1,825.8	$—		$6,019.0
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	3,386.3	1,112.7	—		4,499.0
Operating, administrative and other	858.6	641.8	(68.3)	(a),(b),(e)	1,432.1
Depreciation and amortization	155.9	41.2	63.0	(a)	260.1
Restructuring, impairment and related charges	202.8	0.5	—		203.3

Total costs and expenses	4,603.6	1,796.2	(5.3)		6,394.5

Operating (loss) income	(410.4)	29.6	5.3		(375.5)
Interest (expense), net of interest income	(123.1)	(5.3)	3.1	(c),(d)	(125.3)
Earnings from equity method investments	4.6	—	—		4.6
Other income (expense), net	(0.2)	(40.8)	34.0	(b)	(7.0)

Income (loss) before income taxes	(529.1)	(16.5)	42.4		(503.2)
Provision (benefit) from income taxes	(56.3)	5.9	14.9	(f)	(35.5)

Net (loss) income	(472.8)	(22.4)	27.5		(467.7)
Less: Net (loss) income attributable to non-controlling interests	0.9	—	—		0.9

Net (loss) income attributable to the Company	$(473.7)	$(22.4)	$27.5		$(468.6)

See accompanying notes to the Unaudited Supplemental Pro Forma Combined Statement of Operations.

Notes to the Unaudited Supplemental Pro Forma Combined Statement of Operations for the Year Ended December 31, 2015

Note 1—Description of the Transactions

C&W Group Merger and C&W Financing Transactions

On September 1, 2015, the Company completed the acquisition of C&W Group, referred to herein as the “C&W Group Merger.” The total consideration for the C&W Group Merger was cash of $1.9 billion. The consideration transferred was funded in part by equity contributions from the Sponsors totaling $940.0 million and net proceeds of $1.3 billion from debt issued. On the acquisition date, the First Lien Credit Agreement was amended. Under the First Lien Credit Agreement, as amended, the Company refinanced the outstanding principal of $746.3 million under the First Lien Loan and borrowed an additional $1.1 billion under the First Lien Credit Agreement. Additionally, the Company borrowed an additional $250.0 million under the Second Lien Credit Agreement. The additional $1.1 billion under the First Lien Credit Agreement and the additional $250.0 million under the Second Lien Credit Agreement are collectively referred to as the “C&W Financing Transactions,” and the C&W Group Merger along with the corresponding C&W Financing Transactions are collectively referred to as the “C&W Transactions.”

The historical consolidated financial information of DTZ for the 12 months ended December 31, 2015 has been derived from the historical audited DTZ statement of operations data for the period January 1, 2015 through December 31, 2015 included elsewhere in this prospectus. The historical consolidated financial information of C&W Group for the 8 months ended August 31, 2015 has been derived from the audited C&W Group statement of operations for the period January 1, 2015 through August 31, 2015 included elsewhere in this prospectus.

The adjustments disclosed in Note 2—Pro forma adjustments for the combined consolidated statement of operations for the fiscal year ended December 31, 2015 below are derived from fair values recorded for assets acquired and liabilities assumed of C&W Group.

Note 2—Pro Forma Adjustments for the Combined Statement of Operations for the Year Ended December 31, 2015

(a)

Represents additional fixed asset depreciation and intangible asset amortization of $62.8 million as a result of recording assets acquired and liabilities assumed at fair value pursuant to acquisition accounting; of which, $63.0 million is reflected in Depreciation and amortization, and $(0.2) million is reflected in Operating, administrative and other. Refer below for a breakout of the incremental amortization expense on the identified definite-lived intangible assets acquired with the C&W Group Merger:

	Fair value	Weighted avg. useful life (in years)	Pro forma amortization expense (annual)	Pro forma amortization expense (8-month)
Above market leases	$9.5	11	$1.1	$0.8
Trade name	546.0	Indefinite	—	—
Customer relationships	599.6	6	112.2	74.8
Alliance networks	5.0	7	0.7	0.5

Total	$1,160.1	N/A	$114.0	$76.1
Less: C&W Group 8-Month Historical amortization expense				$(13.1)

C&W Group pro forma amortization expense				$63.0

Other:
Below market leases	$(0.8)	3	$(0.2)	$(0.2)

(b)

Represents the removal of transaction costs of $93.6 million, which was directly attributable to the acquisitions but did not have a continuing impact on the Company’s operations. Of the total $93.6 million, $59.6 million was reflected in Operating, administrative and other, and $34.0 million was reflected in Other income (expense).

(c)

Represents additional interest expense of $16.6 million in connection with the C&W Financing Transactions, within Interest expense, net of interest income. For each 1/8 percent variance in the applicable interest rates in excess of LIBOR, pro forma interest expense would change by approximately $2.5 million on an annual basis. Refer below for a breakout of the incremental interest expense in connection with the C&W Financing Transactions:

	Face value	Original issuance discount (OID)	Deferred financing cost	Net value	Stated interest rate	Stated interest	Amortization of OID	Amortization of deferred financing costs	Interest expense adjustment
Amended 1st Lien	1,801.3	(10.9)	(38.2)	1,752.2	4.25%	76.3	1.4	4.9	82.6
Amended 2nd Lien	250.0	(5.4)	(1.2)	243.4	8.75%	21.8	0.5	0.1	22.4

									105.0
Less:
Historical interest expense of DTZ									(76.2)
Historical interest expense of C&W Group									(12.2)

Net pro forma interest expense adjustment									16.6

(d)	Represents the removal of fees expensed of $19.7 million in connection with debt modification, which were reflected entirely within Interest expense, net of interest income.

(e)

Represents the removal of stock compensation expense of $8.5 million, which was accelerated due to the acquisition. The stock compensation expense was directly attributable to the acquisitions but did not have a continuing impact on the Company’s operations. The entire amount was reflected in Operating, administrative and other.

(f)	Reflects the income tax effect of pro forma adjustments (a) – (e) based on the applicable blended statutory rate of 35%.

Year Ended December 31, 2016 Compared to Pro Forma Year Ended December 31, 2015

In order to provide the most meaningful comparison of results, the following consolidated and segment information includes both actual results for all periods presented and results on a “pro forma” basis for the year ended December 31, 2015. The unaudited pro forma financial information is based on the historical Consolidated Financial Statements of the Company and the C&W Group and has been prepared to illustrate the effects of the Company’s acquisition of C&W Group, assuming the acquisition of C&W Group had been consummated on January 1, 2014, the beginning of the earliest period presented, rather than September 1, 2015, the date of the acquisition. For 2015, pro forma financial information reflects actual results for the last four months of 2015 plus pro forma financial information for the first eight months of 2015. The accompanying pro forma financial information does not give pro forma effect to any other transactions or events.

The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have actually occurred, or the financial position, had the acquisition been completed as of the dates indicated, nor is it indicative of the future operating results, or financial position, of the Company. The unaudited pro forma financial information does not reflect future events that occurred after the acquisition of C&W Group, including the potential realization of any future operating cost savings or restructuring activities or other costs related to the planned integration of C&W Group yet to be incurred, and does not consider potential impacts of current market conditions on revenues or expense efficiencies.

The unaudited pro forma financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma financial information includes adjustments that give effect to events that are directly attributable to the transaction described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact. Refer to the discussion of the unaudited supplemental pro forma combined statement of operations and explanatory notes in the “Unaudited Pro Forma Financial Information” for further detail.

The following table summarizes operational details for our consolidated operations for the years ended December 31, 2017, 2016 and 2015 and pro forma results for the year ended December 31, 2015 (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	% Change in USD		% Change in Local Currency
					2017 v 2016	2016 v Pro Forma 2015	2017 v 2016	2016 v Pro Forma 2015
Revenue:
Total revenue	$6,923.9	$6,215.7	$4,193.2	$6,019.0	11%	3%	11%	5%
Less: Gross contract costs	(1,627.3)	(1,406.0)	(675.6)	(1,260.0)	16%	12%	15%	13%
Acquisition accounting adjustments	23.2	30.1	99.5	99.5	(23)%	(70)%	(24)%	(69)%

Total fee revenue	$5,319.8	$4,839.8	$3,617.1	$4,858.5	10%	0%	10%	1%

Service lines:
Property, facilities and project management	$2,488.5	$2,190.7	$1,877.7	$2,099.2	14%	4%	13%	6%
Leasing	1,650.8	1,498.9	1,101.5	1,604.9	10%	(7)%	10%	(5)%
Capital markets	740.5	730.8	334.8	712.5	1%	3%	1%	4%
Valuation and other	440.0	419.4	303.1	441.9	5%	(5)%	5%	(1)%

Total fee revenue	$5,319.8	$4,839.8	$3,617.1	$4,858.5	10%	0%	10%	1%

Adjusted EBITDA	$528.5	$474.8	$335.9	$418.2	11%	14%	9%	16%
Adjusted EBITDA Margin	10%	10%	9%	9%

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)	$(468.6)
Add/(less):

Depreciation and amortization(1)	270.6	260.6	155.9	260.1
Interest expense, net of interest income(2)	183.1	171.8	123.1	125.3
Benefit from income taxes	(120.4)	(27.4)	(56.3)	(35.5)
Integration and other costs related to acquisitions(3)	326.3	427.5	497.4	437.9
Stock-based compensation(4)	28.2	40.8	15.4	24.9
Cassidy Turley deferred payment obligation(5)	44.0	47.6	61.8	61.8
Other(6)	17.2	3.0	12.3	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9	$418.2

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $193 million, $182 million and $109 million for the years ended December 31, 2017, 2016 and 2015, respectively; and $185 million for the pro forma year ended December 31, 2015.

(2)	Interest expense, net of interest income includes one-time financing fees related to debt modification of $9 million and $20 million for the years ended December 31, 2016 and 2015, respectively.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts. Integration and other costs related to acquisitions includes impairment charges of $143.8 million for the year ended December 31, 2015 and the pro forma year ended December 31, 2015, recorded against the DTZ trade name as a result of management’s plans to use the Cushman & Wakefield trade name after the C&W Group Merger.

(4)

Stock-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 14: Share-based Payments from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which will be paid out before the end of 2018. Refer to Note 11: Employee Benefits of the Company’s audited Consolidated Financial Statements for additional information.

(6)

Other includes sponsor management advisory services fees of approximately $5 million for each of the years ended December 31 2017, 2016, and 2015, respectively; accounts receivable securitization costs of approximately $8 million for the year ended December 31, 2017; and other items of approximately $4 million, $(2) million, and $7 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Revenue was $6.2 billion, an increase of $196.8 million or 3%, which included an increase in gross contract costs of $146.0 million primarily in the Property, facilities and project management service line. Revenue growth also reflected year-to-year changes in service line and segment Fee revenue discussed below. Foreign currency had a $96.3 million unfavorable impact on Revenue, driving approximately 2% decline of revenue.

Fee revenue was $4.8 billion, a decrease of $18.7 million. Fee revenue increased $62.8 million or 1%, on a local currency basis. Foreign currency had an $81.5 million unfavorable impact on Fee revenue, driving approximately 2% decline of Fee revenue.

Fee revenue reflected increases in Property, facilities and project management and Capital Markets, partially offset by a decline in Leasing. Property, facilities and project management fee revenue increased $120.9 million or 6%, on a local currency basis, driven by an Americas increase of $71.7 million or 5%, on a local currency basis, and an APAC increase of $55.9 million or 11%, on a local currency basis. Leasing fee revenue decreased $81.6 million or 5%, on a local currency basis, driven by an Americas decrease of $76.2 million or 6% as a result of merger-related transition activities.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $65.7 million or 16%, on a local currency basis, driven primarily by achievement of overhead expense synergies associated with the C&W Group merger and realization of operating efficiencies tied to investments in technology and process improvements. Adjusted EBITDA margin, calculated on a Fee revenue basis, increased from 9% in 2015 to 10% in 2016.

Americas Results

The following table summarizes operational details for our Americas segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	% Change in USD		% Change in Local Currency
					2017 v 2016	2016 v Pro Forma 2015	2017 v 2016	2016 v Pro Forma 2015
Total revenue	$4,600.2	$4,124.3	$2,524.9	$3,883.4	12%	6%	11%	7%
Less: Gross contract costs	(1,023.4)	(851.4)	(201.5)	(664.6)	20%	28%	20%	28%
Acquisition accounting adjustments	20.0	30.6	81.7	81.7	(35)%	(63)%	(35)%	(62)%

Total fee revenue	$3,596.8	$3,303.5	$2,405.1	$3,300.5	9%	0%	9%	1%

Service lines:
Property, facilities and project management	$1,638.3	$1,445.4	$1,280.3	$1,381.9	13%	5%	13%	5%
Leasing	1,244.6	1,140.7	830.7	1,221.7	9%	(7)%	9%	(6)%
Capital markets	530.4	536.2	203.4	511.7	(1)%	5%	(1)%	5%
Valuation and other	183.5	181.2	90.7	185.2	1%	(2)%	1%	(2)%

Total fee revenue	$3,596.8	$3,303.5	$2,405.1	$3,300.5	9%	0%	9%	1%

Adjusted EBITDA	$344.6	$311.6	$217.1	$285.6	11%	9%	10%	9%
Adjusted EBITDA Margin	10%	9%	9%	9%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $4.1 billion and Fee revenue was $3.3 billion, increases of $240.9 million and $3.0 million, respectively.

Fee revenue increased $17.0 million or 1%, on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management, partially offset by a decline in Leasing driven by merger-related transition activities.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $26.4 million or 9%, on a local currency basis, driven primarily by achievement of overhead expense synergies associated with the C&W Group merger. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged.

EMEA Results

The following table summarizes operational details for our EMEA segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

% Change in USD	% Change in Local Currency
Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015	2017 v 2016	2016 v Pro Forma 2015
Total revenue	$863.3	$755.5	$541.1	$855.9	14%	(12)%	14%	(4)%
Less: Gross contract costs	(81.3)	(65.0)	(30.9)	(106.1)	25%	(39)%	28%	(32)%
Acquisition accounting adjustments	3.2	(0.8)	16.9	16.9	n/	m	n/	m	n/	m	n/	m

Total fee revenue	$785.2	$689.7	$527.1	$766.7	14%	(10)%	13%	(3)%

Service lines:
Property, facilities and project management	$200.5	$172.9	$132.6	$195.4	16%	(12)%	16%	(4)%
Leasing	256.5	229.1	160.5	240.3	12%	(5)%	11%	2%
Capital markets	154.3	128.0	94.5	154.6	21%	(17)%	18%	(11)%
Valuation and other	173.9	159.7	139.5	176.4	9%	(9)%	9%	(2)%

Total fee revenue	$785.2	$689.7	$527.1	$766.7	14%	(10)%	13%	(3)%

Adjusted EBITDA	$108.8	$90.8	$68.0	$81.0	20%	12%	12%	27%
Adjusted EBITDA Margin	14%	13%	13%	11%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $755.5 million and Fee revenue was $689.7 million, decreases of $100.4 million and $77.0 million, respectively.

Fee revenue declined $20.5 million or 3%, on a local currency basis. The decrease in Fee revenue was driven primarily by slower Capital markets activity driven by uncertainty around Brexit and lower Property, facilities and project management Fee revenue.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $18.7 million or 27%, on a local currency basis, driven primarily by achievement of overhead expense synergies associated with the C&W Group merger, offset by the impact of lower Fee revenue. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 13%, compared to 11%.

APAC Results

The following table summarizes operational details for our APAC segment for the years ended December 31, 2017, 2016 and 2015 and the pro forma year ended December 31, 2015 (in millions):

					% Change in USD		% Change in Local Currency
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2015 (Pro Forma)	2017 v 2016	2016 v Pro Forma 2015	2017 v 2016	2016 v Pro Forma 2015
Total revenue	$1,460.4	$1,335.9	$1,127.2	$1,279.7	9%	4%	8%	6%
Less: Gross contract costs	(522.6)	(489.6)	(443.2)	(489.3)	7%	0%	4%	1%
Acquisition accounting adjustments	—	0.3	0.9	0.9	n/m	n/m	n/m	n/m

Total fee revenue	$937.8	$846.6	$684.9	$791.3	11%	7%	10%	9%

Service lines:
Property, facilities and project management	$649.7	$572.4	$464.8	$521.9	14%	10%	12%	11%
Leasing	149.7	129.1	110.3	142.9	16%	(10)%	15%	(7)%
Capital markets	55.8	66.6	36.9	46.2	(16)%	44%	(16)%	43%
Valuation and other	82.6	78.5	72.9	80.3	5%	(2)%	6%	1%

Total fee revenue	$937.8	$846.6	$684.9	$791.3	11%	7%	10%	9%

Adjusted EBITDA	$75.1	$72.4	$50.8	$51.6	4%	43%	3%	42%
Adjusted EBITDA Margin	8%	9%	7%	7%

Year ended December 31, 2016 compared to pro forma year ended December 31, 2015

Pro forma Revenue and Fee revenue

Total revenue was $1.3 billion and Fee revenue was $846.6 million, an increase of $56.2 million and $55.3 million, respectively.

Fee revenue increased $66.3 million or 9%, on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management and Capital markets, partially offset by Leasing.

Pro forma Adjusted EBITDA

Adjusted EBITDA increased by $20.6 million or 42%, on a local currency basis, driven primarily by achievement of overhead expense synergies associated with the C&W Group merger and by the impact of higher Fee revenue. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9%, compared to 7%.

2014 Historical Financial Data

In order to provide investors with additional information on the historical performance of the three companies we have combined through execution of mergers and acquisitions during 2014 and 2015, we are providing the following financial data for the year ended December 31, 2014 for each of DTZ, Cassidy Turley and the C&W Group. The historical financial data below is presented for informational purposes only and is not intended to represent or be indicative of the results of operations for the combined companies and also should not be considered representative of our future results of operations. The relevant transactions completed by the Company are further discussed below.

DTZ Acquisition

On November 5, 2014, the Company acquired DTZ (“DTZ Acquisition”). As a result of the DTZ Acquisition and resulting change in control and changes due to the impact of acquisition accounting, we are required to present separately the operating results for the Predecessor and Successor. We refer to the period through November 4, 2014 as the “Predecessor Period,” and the Combined Consolidated Financial Statements for that period include the accounts of the Predecessor. We refer to the period from November 5, 2014 as the “Successor Period,” and the Consolidated Financial Statements for that period include the accounts of the Successor. Prior to the DTZ Acquisition, DTZ’s fiscal year end was June 30. On July 13, 2015, the Company’s board of directors approved a change in fiscal year end from June 30 to December 31.

The historical combined consolidated financial information of DTZ for the year ended December 31, 2014 (“DTZ Combined for the Year Ended December 31, 2014”) has been derived from (a) the historical DTZ statement of operations for the period January 1, 2014 through June 30, 2014 (“DTZ Unaudited Combined 6 Months”) not included in this prospectus; (b) the audited DTZ statement of operations for the Predecessor Period from July 1, 2014 through November 4, 2014 (“Audited DTZ Stub 1”) not included in this prospectus; and (c) the audited DTZ statement of operations for the Successor Period from November 5, 2014 through December 31, 2014 (“Audited DTZ Stub 2”) not included in this prospectus.

CT Acquisition

On December 31, 2014, the Company acquired Cassidy Turley. The historical consolidated financial information of Cassidy Turley for the 12 months ended December 31, 2014 (“Audited CT”) has been derived from the audited Cassidy Turley statement of operations for the period January 1, 2014 through December 31, 2014 not included in this prospectus.

C&W Group Merger

On September 1, 2015, the Company completed the merger with the C&W Group. The historical consolidated financial information of the C&W Group for the 12 months ended December 31, 2014 (“Audited C&W Group”) has been derived from the audited C&W Group statement of operations for the period January 1, 2014 through December 31, 2014 not included in this prospectus.

(in millions)	DTZ Predecessor Period, Unaudited Combined 6 Months ended June 30, 2014	Audited DTZ Predecessor Period (July 1, 2014 through November 4, 2014)	Audited DTZ Successor Period (November 5, 2014 through December 31, 2014)	DTZ Combined for the Year Ended December 31, 2014	Audited CT for the Year Ended December 31, 2014	Audited C&W Group for the Year Ended December 31, 2014
Revenue	$1,073.0	$814.2	$407.7	$2,294.9	$738.7	$2,849.0
Cost and expenses:
Cost of services (exclusive of depreciation and amortization) (1)	897.4	737.5	384.1	2,019.0	692.9	1,686.4
Operating, administrative and other (1)	106.6	63.1	68.3	238.0	39.9	991.6
Depreciation and amortization	15.1	12.0	13.0	40.1	13.6	52.2
Restructuring, impairment and related charges	—	—	—	—	—	2.8

Total costs and expenses	1,019.1	812.6	465.4	2,297.1	746.4	2,733.0

Operating (loss) income	53.9	1.6	(57.7)	(2.2)	(7.7)	116.0
Interest (expense), net of interest income	(11.5)	(5.7)	(9.1)	(26.3)	(8.2)	(7.5)
Other income (expense), net	—	2.7	2.4	5.1	(0.1)	1.7

Income (loss) before income taxes	42.4	(1.4)	(64.4)	(23.4)	(16.0)	110.2
Provision (benefit) from income taxes	15.0	(1.8)	(42.5)	(29.3)	(2.1)	33.2

Net (loss) income	27.4	0.4	(21.9)	5.9	(13.9)	77.0
Less: Net (loss) income attributable to non-controlling interests	1.6	0.1	—	1.7	—	(0.2)

Net (loss) income attributable to the Company	$25.8	$0.3	$(21.9)	$4.2	$(13.9)	$77.2

Fee Revenue:
Revenue				$2,294.9	$738.7	$2,849.0
Less: Gross contract costs				(428.9)	(14.0)	(745.5)

Fee Revenue				$1,866.0	$724.7	$2,103.5

Adjusted EBITDA:
Net (loss) income attributable to the Company	$25.8	$0.3	$(21.9)	$4.2	$(13.9)	$77.2
Depreciation and amortization	15.1	12.0	13.0	40.1	13.6	52.2
Interest expense, net of interest income	11.5	5.7	9.1	26.3	8.2	7.5
Provision (benefit) from income taxes	15.0	(1.8)	(42.5)	(29.3)	(2.1)	33.2
Integration and other costs related to acquisitions	—	—	54.2	54.2	48.4	—
Stock-based compensation	0.6	0.4	—	1.0	13.6	10.3
Cassidy Turley deferred payment obligation	—	—	1.6	1.6	—	—

Adjusted EBITDA	$68.0	$16.6	$13.5	$98.1	$67.8	$180.4

(1)

Cost of services and Operating, administrative and other include gross contract costs of $428.9 million, $14.0 million and $745.5 million for DTZ Combined, Audited CT and Audited C&W Group for the year ended December 31, 2014, respectively.

Liquidity and Capital Resources

We believe that we have adequate funds and liquidity to satisfy our working capital and other funding requirements with internally generated cash flow and, as necessary, cash on hand, borrowings under our revolving credit facility and our ability to access additional indebtedness through the capital markets.

We have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when Fee revenue is lowest, and largest in the fourth quarter of the year, when Fee revenue is highest. The seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, our revolving credit facility.

In the absence of a large strategic acquisition or other extraordinary events, we believe our cash on hand, cash flow from operations and our revolving credit facility will be sufficient to meet our anticipated cash requirements for the foreseeable future, and at a minimum for the next 12 months. We may seek to take advantage of opportunities to refinance existing debt instruments, as we have done in the past, with new debt instruments at interest rates, maturities and terms we consider attractive.

Our long-term liquidity needs, other than those related to ordinary course obligations and commitments, are generally comprised of two elements. The first is the repayment of the outstanding principal amounts of our long-term indebtedness. As of March 31, 2018 and December 31, 2017, outstanding principal amounts relating to short and long-term debt with third-party lenders were approximately $3.1 billion and $2.9 billion, respectively, which includes an additional $250.0 million and $200.0 million of funding raised during the three months ended March 31, 2018 and the twelve months ended December 31, 2017, respectively. Of the total outstanding principal amount of our long-term debt facilities as of March 31, 2018, $2.6 billion becomes due and payable on or before November 4, 2021, and the remaining $470 million becomes due and payable on November 4, 2022. In March 2018, we raised an additional $250.0 million of funding under existing facilities, which also becomes due and payable on or before November 4, 2021. In April 2018, we repaid $20.0 million of our outstanding Second Lien Loan due on November 4, 2022.

As of March 2018, we maintain a $486.0 million revolving credit facility with third party lenders. During the three months ended March 31, 2018, the Company did not draw on the Revolver. In the year ended December 31, 2017, all revolving credit facility draws were subsequently repaid resulting in no balance drawn on the facility at year-end or any quarter-end during 2017. During the year, our maximum draw was $40.0 million.

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. See “Risk Factors—Risks Related to Our Business—Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.”

The second long-term liquidity need is the payment of obligations related to acquisitions. For the year ended December 31, 2017, we paid $127.0 million in cash consideration for our various acquisitions. Our acquisition structures often include deferred and/or contingent payments in future periods that are subject to the passage of time, achievement of certain performance metrics and/or other conditions. As of March 31, 2018, December 31, 2017 and December 31, 2016, we had accrued $103.8 million, $104.6 million and $73.3 million, respectively, of deferred and earn-out consideration payable, which was included in Accounts payable and accrued expenses and in Other long-term liabilities in the accompanying consolidated balance sheets. Of the total balance as of March 31, 2018 and December 31, 2017, we have accrued $49.4 million and $51.3 million for earn-out consideration, respectively. The maximum potential payment for these earn-outs was $59.5 million and $64.7 million, respectively, subject to the achievement of certain performance conditions. For the three months ended March 31, 2018, we did not have any business acquisitions.

We also have a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which is to be paid in December 2018 contingent on certain conditions being met by the former shareholders of Cassidy Turley, such as their ongoing employment as of that date. As of March 31, 2018 and December 31, 2017, $111.6 million and $105.6 million were included in Other current liabilities, relating to this deferred payment obligation. As of December 31, 2016, $79.5 million was included in Other long-term liabilities, relating to this deferred payment obligation. See Note 11: Employee Benefits and Note 14: Share-based Payments of the Notes to Consolidated Financial Statements for amounts included as cash-settled and stock-based compensation expense for the years ended December 31, 2017 and 2016.

As a professional services firm, funding our operating activities is not capital intensive. Total capital expenditures for the year ended December 31, 2017 were $129.1 million driven mainly by certain integration-related activities as a result of the C&W Group merger, including office consolidation and information technology investments. We expect our capital requirements for 2018 and beyond to be at a lower level as integration projects are completed.

Historical Cash Flows

Cash Flow Summary for the three months ended March 31, 2018 and March 31, 2017
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Net cash used in operating activities	$(170.6)	$(174.6)
Net cash (used in) provided by investing activities	(20.2)	53.2
Net cash provided by (used in) financing activities	221.0	(14.8)
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	5.2	3.6

Change in cash, cash equivalents and restricted cash	$35.4	$(132.6)

Operating Activities

Operating activities used $170.6 million of cash for three months ended March 31, 2018, a decrease of $4.0 million. This change was driven by a lower net loss partially offset by higher working capital requirements.

Investing Activities

The Company used $20.2 million in cash in investing activities for the three months ended March 31, 2018, a change of $73.4 million from the prior year. The change was driven by the receipt of cash upon the initial sale of trade receivables in the accounts receivable securitization transaction (the “A/R Securitization”) of $84.8 million occurring only in the prior period, partially offset by lower expenditures on property and equipment of $7.9 million in the current period.

Financing Activities

Financing activities provided $221.0 million in cash for the three months ended March 31, 2018, an increase of $235.8 million from the prior year. This change was driven by higher net borrowing activity of $231.7 million.

Cash Flow Summary for the years ended December 31, 2017, 2016 and 2015
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by (used in) operating activities	$4.4	$(335.1)	$(43.6)
Net cash used in investing activities	(143.2)	(137.7)	(1,929.9)
Net cash provided by financing activities	167.7	356.5	2,308.1
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	14.2	(6.8)	5.3

Change in cash, cash equivalents and restricted cash	$43.1	$(123.1)	$339.9

Operating Activities

Operating activities provided $4.4 million in cash for the year ended December 31, 2017, a change of $339.5 million from the prior year. This change was driven by a decrease of $229.0 million in the net loss from 2016 to 2017 as well as lower payments for integration-related activities.

The Company used $335.1 million in cash from operating activities for the year ended December 31, 2016, an increase of $291.5 million from the prior year. This increase was driven by higher cash expenditures associated with integration related activities as a result of the C&W Group merger.

Investing Activities

The Company used $143.2 million in cash in investing activities for the year ended December 31, 2017, an increase of $5.5 million from the prior year. The increase was driven by increased capital expenditures primarily related to the continued integration of C&W Group.

The Company used $137.7 million in investing activities for the year ended December 31, 2016, a decrease of $1.8 billion from the prior year. This decrease was primarily driven by the lower acquisition activity of $1.8 billion in 2016 that was a result of the C&W Group merger in 2015.

Financing Activities

Financing activities provided $167.7 million in cash for the year ended December 31, 2017, a decrease of $188.8 million from the prior year. This decrease was driven by lower net borrowings of $157.9 million and lower proceeds from the issuance of shares of $16.4 million in 2017.

Financing activities provided net cash of $356.5 million for the year ended December 31, 2016, a $2.0 billion decrease from the prior year. This decrease was driven by lower net borrowings of $1.1 billion in 2016 and lower Sponsor contributions of $940.0 million. The Company funded the C&W Group acquisition in 2015 with additional financing of over $1.3 billion as well as additional Sponsor contributions, whereas the Company only had a single incremental debt borrowing of $350 million in 2016.

Summary of Contractual Obligations

The following is a summary of our various contractual obligations and other commitments as of December 31, 2017 (in millions):

	Payments by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations	$2,876.9	$45.4	$49.0	$2,782.5	$—
Capital lease obligations	15.3	8.2	6.5	0.6	—
Operating lease obligations	844.0	146.5	249.3	230.5	217.7
Defined benefit pension obligations	79.7	6.8	14.5	14.9	43.5

Total Contractual Obligations	$3,815.9	$206.9	$319.3	$3,028.5	$261.2

Debt obligations – Represents the gross outstanding long-term debt balance payable at maturity, excluding unamortized discount and issuance costs. While the precise value of annual interest payments cannot be determined because the majority of our debt is at variable interest rates, using current rates expected annual interest payments would be approximately $150 million until our First Lien facility matures in 2021 and approximately $40 million in 2022, the year of maturity for our Second Lien facility. See Note 10 of the Notes to Consolidated Financial Statements for further discussion.

Lease obligations – Our lease obligations primarily consist of operating and capital leases of office space in various buildings for our own use. The total minimum rents expected to be received and recorded as sublease income in the future for operating subleases as of December 31, 2017 was $67.6 million. See Note 15 of the Notes to Consolidated Financial Statements for further discussion.

Defined benefit plan obligations – Represents estimates of the expected benefits to be paid out by our defined benefit plans. These obligations will be funded from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments, we will fund the remaining obligations. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require. We expect to contribute to our defined benefit pension plans in 2018; see Note 11 of the Notes to Consolidated Financial Statements for further discussion.

Other contractual obligations recorded on the balance sheet include deferred consideration of $53.5 million, contingent consideration of $51.3 million and the Cassidy Turley deferred purchase obligation of $105.6 million as of December 31, 2017. These items are not included in the table above, as timing and amount of payments cannot be determined due to their nature as estimates or outcomes having connection to future events.

As of December 31, 2017, our current and non-current tax liabilities, including interest and penalties, totaled $55.1 million. Of this amount, we can reasonably estimate that $17.6 million will require cash settlement in less than one year. We are unable to reasonably estimate the timing of the effective settlement of tax positions for the remaining $37.5 million. In addition, we recognized an estimated tax liability of $4.9 million related to the transition tax on mandatory deemed repatriation due to the Tax Act, net of $6.6 million of foreign income tax credit carryforwards used to reduce the liability. The estimated state tax liability and a portion of the estimated federal tax liability totaling $0.4 million is payable in less than one year. The remainder of the federal tax liability of $4.5 million is payable over the following seven years.

Off-Balance Sheet Arrangements

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. Our current expectation is that future payment or performance related to non-performance under these guarantees is considered remote. For further information, see Note 15: Commitments and Contingencies from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 11: Commitments and Contingencies from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

The Company is party to an A/R Securitization whereby it continuously sells trade receivables to an unaffiliated financial institution, which has an investment limit of $100.0 million, $85.0 million of which the Company received in cash upon the initial sale of trade receivables. Receivables are derecognized from our balance sheet upon sale, for which we receive cash payment and record a deferred purchase price receivable. The A/R Securitization terminates on March 6, 2020, unless extended or an earlier termination event occurs. For further information, see Note 18: Accounts Receivable Securitization from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 14: Accounts Receivable Securitization from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

Indebtedness

We have incurred debt to finance the acquisitions of DTZ, Cassidy Turley and C&W Group. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness.

Long-Term Debt

First Lien Loan

On November 4, 2014, certain of our subsidiaries, DTZ U.S. Borrower, LLC (the “U.S. Borrower”) and DTZ Aus Holdco Pty Limited (the “Australian Borrower” and together with the U.S. Borrower, the “Borrowers”) and DTZ UK Guarantor Limited, as guarantor (the “UK Guarantor”), entered into a $950.0 million first lien credit agreement (the “First Lien Credit Agreement” or “First Lien”), comprised of a $750.0 million term loan (as increased from time to time, the “First Lien Loan”) and a $200.0 million revolving facility (as increased from time to time, the “Revolver”). Total proceeds of $713.5 million (net of $11.3 million stated discount and $25.2 million in debt issuance costs) were received.

The First Lien Credit Agreement has been amended several times since establishment of the loan which has resulted in additional borrowings of $2.0 billion. The balance of the First Lien Loan, net of deferred financing fees, was $2.6 billion and $2.3 billion at March 31, 2018 and December 31, 2017, respectively.

The First Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 2.25% or the Eurodollar Rate plus 3.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the First Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor, in the case of the First Lien Loan, of 1.00%. The First Lien Loan matures on November 4, 2021. The weighted average effective interest rate for the First Lien Loan was 4.79%, 4.79% and 4.77% as of December 31, 2017, 2016 and 2015, respectively.

The First Lien Credit Agreement requires quarterly principal payments equal to approximately $6.8 million. The Borrowers are also required to make mandatory prepayments on the outstanding First Lien Loan in an aggregate principal amount equal to:

●

50% of excess cash flow, as defined in the First Lien Credit Agreement, as amended, less any principal prepayments of First Lien Loan and Revolver borrowings (to the extent accompanied by a corresponding termination of commitments) made for the year then ended and less any prepayment made pursuant to the Second Lien Credit Agreement (as described below), subject to certain other exceptions and deductions. The percentage is reduced to 25% of excess cash flow if the First Lien Net Leverage Ratio, as defined in the First Lien Credit Agreement, is less than or equal to 3.75 to 1.00, but greater than 3.25 to 1.00, and it is reduced to 0% if the First Lien Net Leverage Ratio is less than or equal to 3.25 to 1.00.

●	100% of the net cash proceeds, subject to certain exceptions and reinvestment rights, from certain asset sales or insurance recoveries.
●	100% of the net cash proceeds from debt issuances, other than debt permitted under the Credit Agreements.

The First Lien Credit Agreement contains a springing financial covenant, tested on the last day of each fiscal quarter if there are outstanding loans under the Revolver and outstanding letters of credit (subject to certain exceptions) in an aggregate principal amount exceeding the then-applicable percentage threshold (which varies depending on the outstanding aggregate principal amount of undrawn letters of credit) multiplied by the aggregate Revolver commitments. If the financial covenant is triggered, the UK Guarantor may not permit the First Lien Net Leverage Ratio to exceed 5.80 to 1.00. This financial covenant has not been triggered in any period since we entered into our First Lien Credit Agreement in 2014.

On September 1, 2015, the First Lien Credit Agreement was amended (the “Amended First Lien Credit Agreement”). Under the Amended First Lien Credit Agreement, the Borrowers refinanced the outstanding principal of $746.3 million under the First Lien Loan, borrowed an additional approximately $1.1 billion under the First Lien Credit Agreement, and increased the available borrowing capacity under the Revolver by $175.0 million. The Amended First Lien Credit Agreement reduced the applicable margin on the Base Rate and Eurodollar Rate to 2.25% and 3.25%, respectively. Subsequent to the refinancing, the U.S. Borrower elected to use the Eurodollar Rate, resulting in a 4.25% stated interest rate.

On December 22, 2015, the Borrowers obtained incremental term commitments in an aggregate amount of $75.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 3”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 3 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $72.1 million (net of $1.5 million stated discount and $1.4 million in debt issuance costs) were received.

On June 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $350.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 5”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 5 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $342.1 million (net of $2.6 million stated discount and $5.3 million in debt issuance costs) were received.

On November 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 6”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $210.5 million (net of $1.1 million stated discount and $3.4 million in debt issuance costs) were received. Unamortized issuance costs allocated to lenders that participated in First Lien Amendment No. 6 of $10.2 million continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement.

Proceeds from the November 14, 2016 incremental term commitments were used to prepay, on a pro rata basis, the $210.0 million Second Lien Loan and a portion of the $25.0 million Second Lien incremental term loan. Refer to the discussion below for the Company’s evaluation and determination of the new debt instrument and the associated accounting for unamortized Second Lien Loan and incremental term commitment issuance costs.

On March 15, 2018, the Borrowers obtained incremental term commitments in an aggregate amount of $250.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 10”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $244.8 million (net of $3.4 million of debt issuance costs and $1.8 million of original issue discount) were received. The Borrowers also increased the capacity of the Revolver to approximately $486.0 million.

Second Lien Loan

On November 4, 2014, the Borrowers and the UK Guarantor entered into a second lien credit agreement (the “Second Lien Credit Agreement,” and together with the First Lien Credit Agreement, the “Credit Agreements”), comprised of a $210.0 million term loan (the “Second Lien Loan”). Total proceeds of $197.4 million (net of $4.2 million stated discount and $8.4 million in debt issuance costs) were received.

As of March 31, 2018, the Second Lien Credit Agreement has been amended several times since establishment of the loan, which has resulted in additional borrowings of $475.0 million and repayments of $215.0 million. The balance of the Second Lien Loan, net of deferred financing fees at March 31, 2018 and December 31, 2017 was $460.4 million and $460.0 million, respectively. In April 2018, we paid off $20.0 million of our outstanding Second Lien Loan.

$450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75% and $20.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 7.25% or the Eurodollar Rate plus 8.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%,(2) Prime Rate (as defined in the Second Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor of 1.00%. The weighted average effective interest rate for the Second Lien Loan was 8.87%, 9.30% and 9.26% as of December 31, 2017, 2016 and 2015, respectively.

The Second Lien Loan matures on November 4, 2022 and is payable on maturity. The mandatory prepayment requirements for the Second Lien Loan are substantially the same as for the First Lien Loan.

On September 1, 2015, the Borrowers borrowed an additional $250.0 million under the Second Lien Credit Agreement. Total proceeds of $243.4 million (net of $5.4 million stated discount and $1.2 million in debt issuance costs) were received. Terms of the Second Lien Credit Agreement were not modified, and there was no refinancing or repayment of any amounts.

On December 22, 2015, the Company obtained incremental term commitments in an aggregate amount of $25.0 million under the Second Lien Credit Agreement, as amended (“Second Lien Amendment No. 3”). Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $24.0 million (net of $0.5 million stated discount and $0.5 million in debt issuance costs) were received.

On November 14, 2016, the First Lien Credit Agreement was amended, as described above. The Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under First Lien Amendment No. 6 to refinance and prepay the outstanding principal of $210.0 million under the Second Lien Loan and $5.0 million of the $25.0 million incremental term loan principal under the Second Lien Credit Agreement, using the new cash proceeds.

Prior to the refinancing, the balance of unamortized issuance costs related to the Second Lien Loan and the $25.0 million incremental term commitments was $11.2 million. Unamortized issuance costs of $1.0 million allocated to lenders that continue to participate in the remaining $20.0 million outstanding balance of the Second Lien term loans continue to be deferred as a reduction of that loan balance and amortized under the corresponding term of the Second Lien Credit Agreement.

On May 19, 2017, the U.S. Borrower obtained incremental term commitments in an aggregate amount of $200.0 million under the Second Lien Credit Agreement, as amended. Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $195.3 million (net of $4.0 million stated discount and $0.7 million in debt issuance costs) were received.

For additional information on our long-term debt, see Note 10: Long-term Debt and Other Borrowings from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 8: Long-term Debt and Other Borrowings from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

Short-Term Borrowings

Revolver

The Revolver was established on November 4, 2014 pursuant to the terms included in the First Lien Credit Agreement, as amended, and has an aggregated maximum borrowing limit of $375.0 million. The applicable margins for the Revolver are determined by the First Lien Net Leverage Ratio and range from 3.00% to 3.50% for Base Rate borrowings and 4.00% to 4.50% for Eurodollar Rate borrowings (subject to a 0% LIBOR floor). The Revolver also includes an option to borrow funds under the terms of a swing line loan facility, subject to a sublimit of $10.0 million.

On September 15, 2017, the First Lien Credit Agreement was amended (First Lien Amendment No. 8 and First Lien Amendment No. 9). Under the amended agreement, the Borrowers extended certain commitments of approximately $296.2 million on the Revolver until the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans. As of March 31, 2018, December 31, 2017 and 2016, the Borrowers had no outstanding funds drawn under the Revolver, which matures partially on (i) November 4, 2019 and (ii) the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien Loans. On March 15, 2018, the Borrowers increased the borrowing capacity of the Revolver by approximately $111.0 million to $486.0 million. In addition, the Revolver was amended further on March 15, 2018 to amend the First Lien Net Leverage Ratio in the financial covenant under the Revolver from 5.50 to 1.00 to 5.80 to 1.00.

The First Lien Amendment No. 10 on March 15, 2018 provided for an increase to the Revolver commitments in the aggregate amount of approximately $111.0 million.

In addition, a second amendment as of March 15, 2018 amended the financial covenant under the Revolver.

The Revolver also includes capacity for letters of credit equal to the lesser of (a) $220.0 million and (b) any remaining amount not drawn down on the Revolver’s primary capacity. As of March 31, 2018, December 31, 2017 and 2016, the Borrowers had issued letters of credit with an aggregate face value of $65.5 million, $65.5 million and $66.5 million, respectively. These letters of credit were issued in the normal course of business.

The Revolver is also subject to a commitment fee. The commitment fee varies based on the UK Guarantor’s First Lien Net Leverage Ratio. The Borrowers were charged $1.4 million and $1.1 million for commitment fees during the years ended December 31, 2017 and 2016, respectively.

For additional information on our short-term borrowings, see Note 10: Long-term Debt and Other Borrowings from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 8: Long-term Debt and Other Borrowings from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018.

Derivatives

We are exposed to certain risks arising from both business operations and economic conditions, including interest rate risk and foreign currency risk. We manage interest rate risk primarily by managing the amount, sources and duration of debt funding and by using derivative financial instruments. Derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash payments principally related to borrowings under the Credit Agreements as well as certain foreign currency exposures.

See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 as well as “Quantitative and Qualitative Disclosures About Market Risk” and Note 7: Derivative Financial Instruments and Hedging Activities from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information about risks managed through derivative activities.

Quantitative and Qualitative Disclosures About Market Risk

Market and Other Risk Factors

Market Risk

The principal market risks we are exposed to are:

i.	Interest rates on debt obligations; and
ii.	Foreign exchange risk.

We manage these risks primarily by managing the amount, sources and duration of our debt funding and by using various derivative financial instruments such as interest rate hedges or foreign currency contracts. We enter into derivative instruments with trusted counterparties and diversify across counterparties to reduce credit risk. These derivative instruments are strictly used for risk management purposes and, accordingly, are not used for trading or speculative purposes.

Interest Rates

We are exposed to interest rate volatility with regard to our existing debt issuances. Our interest rate exposure relates to our First Lien Loan, Second Lien Loan and Revolver. We manage this interest rate risk by entering into interest rate swap and cap agreements to attempt to hedge the variability of future interest payments driven by fluctuations in interest rates.

Our $2.6 billion First Lien Loan due in November 2021 bears interest at an annual rate of LIBOR +3.25%.

$450.0 million of our Second Lien Loan due in November 2022 bears interest at an annual rate of LIBOR +7.75%.

$20.0 million of our Second Lien Loan due in November 2022 bears interest at an annual rate of LIBOR +8.25%. In April 2018, the Company paid off this portion of our outstanding debt.

We continually assess interest rate sensitivity to estimate the impact of rising short-term interest rates on our variable rate debt. Our interest rate risk management strategy is focused on limiting the impact of interest rate changes on earnings and cash flows to lower our overall borrowing cost. Historically, we have maintained the majority of our overall interest rate exposure on a fixed-rate basis. In order to achieve this, we have entered into derivative financial instruments such as interest rate swap and cap agreements when appropriate and will continue to do so as appropriate. See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 7: Derivative Financial Instruments and Hedging Activities from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information about interest rate risks managed through derivative activities and notional amounts of underlying hedged items.

Foreign Exchange

Our foreign operations expose us to fluctuations in foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments in terms of USD, our reporting currency. Refer to the discussion of international operations, included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further detail.

Our foreign exchange risk management strategy is achieved by establishing local operations in the markets that we serve, invoicing customers in the same currency that costs are incurred and the use of derivative financial instruments such as foreign currency forwards. Translating expenses incurred in foreign currencies into USD offsets the impact of translating revenue earned in foreign currencies into USD. We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany transactions and cash management. See Note 9: Derivative Financial Instruments and Hedging Activities of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2017 and Note 7: Derivative Financial Instruments and Hedging Activities from the Notes to the unaudited interim Condensed Consolidated Financial Statements for the three months ended March 31, 2018 for additional information about foreign currency risks managed through derivative activities and notional amounts of underlying hedged items.

Quarterly Results of Operations (Unaudited)

The tables on the following pages set forth certain consolidated statements of operations data for each of our past eight quarters. In management’s view, this information has been presented on the same basis as the audited Consolidated Financial Statements included elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments and accruals, we consider necessary for a fair presentation. The unaudited consolidated quarterly financial information includes where applicable, retrospective application of accounting standards that became effective in the first quarter of 2018. The unaudited consolidated quarterly financial information should be read in conjunction with our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period.

	For the Three Months Ended
(in millions, except per share amounts)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenue:
Total revenue	$1,461.3	$1,700.6	$1,709.3	$2,052.7
Less: Gross contract costs	(367.8)	(401.5)	(417.9)	(440.1)
Acquisition accounting adjustments	10.1	2.6	0.3	10.2

Total fee revenue	$1,103.6	$1,301.7	$1,291.7	$1,622.8

Service lines:
Property, facilities and project management	$587.9	$617.3	$614.6	$668.7
Leasing	278.9	396.9	398.4	576.6
Capital markets	146.9	170.8	174.8	248.0
Valuation and other	89.9	116.7	103.9	129.5

Total fee revenue	$1,103.6	$1,301.7	$1,291.7	$1,622.8

Operating (loss) income	$(120.2)	$(36.1)	$(54.6)	$40.7
Net (loss) income	(119.7)	(47.3)	(78.6)	25.1
Net (loss) income attributable to the Company	(119.7)	(47.3)	(78.6)	25.1
Adjusted EBITDA	29.1	130.6	102.2	266.6
Net (loss) earnings per share, basic	(0.84)	(0.33)	(0.55)	0.17
Net (loss) earnings per share, diluted	(0.84)	(0.33)	(0.55)	0.16
Net (loss) income attributable to the Company	$(119.7)	$(47.3)	$(78.6)	$25.1
Add/(less):
Depreciation and amortization(1)	63.0	65.9	64.1	77.6
Interest expense, net of interest income	41.7	44.0	49.2	48.2
Benefit from income taxes	(41.7)	(32.5)	(23.8)	(22.4)
Integration and other costs related to acquisitions	62.6	79.2	71.5	113.0
Stock-based compensation	8.1	6.2	6.2	7.7
Cassidy Turley deferred payment obligation	11.1	11.0	10.2	11.7
Other (2)	4.0	4.1	3.4	5.7

Adjusted EBITDA	$29.1	$130.6	$102.2	$266.6

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $45 million, $48 million, $48 million and $52 million for the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, respectively.

(2)

Other includes sponsor management advisory services fees of approximately $2 million, $2 million and $1 million for the three months ended June 30, 2017, September 30, 2017 and December 31, 2017, respectively; accounts receivable securitization costs of approximately $3 million, $1 million, $1 million and $3 million for the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, respectively; and other items of approximately $1 million for each of the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017.

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Americas
Revenue:
Total revenue	$987.2	$1,128.7	$1,137.4	$1,346.9
Less: Gross contract costs	(231.6)	(239.8)	(255.4)	(296.6)
Acquisition accounting adjustments	10.1	2.5	0.4	7.0

Total fee revenue	$765.7	$891.4	$882.4	$1,057.3

Service lines:
Property, facilities and project management	$390.9	$406.8	$408.9	$431.7
Leasing	214.4	305.7	307.9	416.6
Capital markets	118.6	122.7	125.0	164.1
Valuation and other	41.8	56.2	40.6	44.9

Total fee revenue	$765.7	$891.4	$882.4	$1,057.3

Adjusted EBITDA	$35.0	$90.0	$76.3	$143.3

EMEA
Revenue:
Total revenue	$147.3	$199.5	$199.6	$316.9
Less: Gross contract costs	(18.5)	(19.3)	(21.6)	(21.9)
Acquisition accounting adjustments	—	—	(0.1)	3.3

Total fee revenue	$128.8	$180.2	$177.9	$298.3

Service lines:
Property, facilities and project management	$38.6	$48.0	$45.7	$68.2
Leasing	40.9	58.3	54.8	102.5
Capital markets	19.6	34.4	37.0	63.3
Valuation and other	29.7	39.5	40.4	64.3

Total fee revenue	$128.8	$180.2	$177.9	$298.3

Adjusted EBITDA	$(12.8)	$22.4	$13.0	$86.2

APAC
Revenue:
Total revenue	$326.8	$372.4	$372.3	$388.9
Less: Gross contract costs	(117.7)	(142.4)	(140.9)	(121.6)
Acquisition accounting adjustments	—	0.1	—	(0.1)

Total fee revenue	$209.1	$230.1	$231.4	$267.2

Service lines:
Property, facilities and project management	$158.4	$162.5	$160.0	$168.8
Leasing	23.6	32.9	35.7	57.5
Capital markets	8.7	13.7	12.8	20.6
Valuation and other	18.4	21.0	22.9	20.3

Total fee revenue	$209.1	$230.1	$234.1	$267.2

Adjusted EBITDA	$6.9	$18.2	$12.9	$37.1

	For the Three Months Ended
(in millions, except per share amounts)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Revenue:
Total revenue	$1,370.8	$1,526.4	$1,536.5	$1,782.0
Less: Gross contract costs	(319.1)	(344.8)	(342.8)	(399.3)
Acquisition accounting adjustments	3.4	8.3	3.2	15.2

Total fee revenue	$1,055.1	$1,189.9	$1,196.9	$1,397.9

Service lines:
Property, facilities and project management	$528.4	$540.2	$544.0	$578.1
Leasing	281.0	376.6	407.5	433.8
Capital markets	154.7	171.4	157.9	246.8
Valuation and other	91.0	101.7	87.5	139.2

Total fee revenue	$1,055.1	$1,189.9	$1,196.9	$1,397.9

Operating Loss	$(85.6)	$(53.2)	$(57.9)	$(116.7)
Net loss	(100.5)	(82.8)	(80.2)	(186.0)
Net loss attributable to the Company	(100.3)	(82.8)	(80.4)	(185.6)
Adjusted EBITDA	61.7	110.9	109.4	192.8
Net loss per share, Basic	(0.72)	(0.59)	(0.57)	(1.30)
Net loss per share, Diluted	(0.72)	(0.59)	(0.57)	(1.30)
Net loss attributable to the Company	$(100.3)	$(82.8)	$(80.4)	$(185.6)
Add/(less):
Depreciation and amortization(1)	62.8	65.5	70.9	61.4
Interest expense, net of interest income(2)	38.9	43.5	34.1	55.3
Benefit (provision) from income taxes	(20.6)	(10.7)	(7.1)	11.0
Integration and other costs related to acquisitions	53.3	69.9	72.4	231.9
Stock-based compensation	15.5	14.4	7.5	3.4
Cassidy Turley deferred payment obligation	10.4	15.0	11.1	11.1
Other (3)	1.7	(3.9)	0.9	4.3

Adjusted EBITDA	$61.7	$110.9	$109.4	$192.8

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $45 million, $45 million, $45 million and $47 million for the three months ended March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, respectively.

(2)	Interest expense, net of interest income includes one-time financing fees related to debt modification of $9 million for the three months ended December 31, 2016.
(3)

Other includes sponsor management advisory services fees of approximately $1 million, $2 million, $1 million and $1 million for the three months ended March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, respectively; and other items of approximately $1 million, $(6) million and $3 million for the three months ended March 31, 2016, June 30, 2016 and December 31, 2016, respectively.

	For the Three Months Ended
(in millions, except per share amounts)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Americas
Revenue:
Total revenue	$895.8	$1,010.8	$1,052.7	$1,165.0
Less: Gross contract costs	(176.5)	(205.1)	(206.6)	(263.2)
Acquisition accounting adjustments	3.1	8.0	3.0	16.5

Total fee revenue	$722.4	$813.7	$849.1	$918.3

Service lines:
Property, facilities and project management	$350.0	$355.0	$364.4	$376.0
Leasing	212.9	292.6	324.5	310.7
Capital markets	120.3	121.6	119.9	174.4
Valuation and other	39.2	44.5	40.3	57.2

Total fee revenue	$722.4	$813.7	$849.1	$918.3

Adjusted EBITDA	$50.3	$77.9	$90.5	$92.9

EMEA
Revenue:
Total revenue	$156.8	$184.6	$163.9	$250.2
Less: Gross contract costs	(16.7)	(14.7)	(17.0)	(16.6)
Acquisition accounting adjustments	0.3	—	0.2	(1.3)

Total fee revenue	$140.4	$169.9	$147.1	$232.3

Service lines:
Property, facilities and project management	$40.3	$44.0	$41.1	$47.5
Leasing	45.1	56.7	51.8	75.5
Capital markets	21.5	32.0	25.3	49.2
Valuation and other	33.5	37.2	28.9	60.1

Total fee revenue	$140.4	$169.9	$147.1	$232.3

Adjusted EBITDA	$0.3	$16.4	$10.1	$64.0

APAC
Revenue:
Total revenue	$318.2	$331.0	$319.9	$366.8
Less: Gross contract costs	(125.9)	(125.0)	(119.2)	(119.5)
Acquisition accounting adjustments	—	0.3	—	—

Total fee revenue	$192.3	$206.3	$200.7	$247.3

Service lines:
Property, facilities and project management	$138.1	$141.2	$138.5	$154.6
Leasing	23.0	27.3	31.2	47.6
Capital markets	12.9	17.8	12.7	23.2
Valuation and other	18.3	20.0	18.3	21.9

Total fee revenue	$192.3	$206.3	$200.7	$247.3

Adjusted EBITDA	$11.1	$16.6	$8.8	$35.9

BUSINESS

Our Business

We are a top three global commercial real estate services firm with an iconic brand and approximately 48,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.5 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, valuation and other services. In 2017 and 2016, we generated revenues of $6.9 billion and $6.2 billion, and fee revenues of $5.3 billion and $4.8 billion. For the three months ended March 31, 2018, we generated revenue of $1.8 billion and fee revenue of $1.2 billion.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past four years have been a period of rapid growth and transformation for our company, and our experienced management team has demonstrated its expertise at integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. Since our inception in 2014, we have driven significant growth in fee revenue, Adjusted EBITDA and Adjusted EBITDA margin and significantly exceeded our initial estimates of the integration benefits from the combination of the three companies. We recorded a net loss of $474 million in 2015 and a net loss of $221 million in 2017 and we grew Adjusted EBITDA from $336 million to $529 million over the same period. For the three months ended March 31, 2018, we recorded a net loss of $92.0 million and Adjusted EBITDA of $74.8 million.

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflow to improve our productivity, enable our scalable platform and drive better outcomes for our clients. We are well positioned to continue our growth through: (i) meeting the growing outsourcing and service needs of our target customer base, (ii) leveraging our strong competitive position to increase our market share and (iii) participating in further consolidation of our industry. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives strong demand for high quality services providers. We are one of the top commercial real estate services firms, and beyond us and our two direct global competitors, the sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow fee revenue faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers will include:

Continued Growth in Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. Large corporations generally only outsource to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, meet those requirements.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets. Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last three years.

This increase in institutional ownership creates more demand for services providers in three ways:

o	Increased demand for property management services – Institutional owners self-perform property management services at a lower rate than private owners, outsourcing more to services providers.
o	Increased demand for transaction services – Institutional owners transact real estate at a higher rate than private owners.
o	Increased demand for advisory services – Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national and global basis to obtain more consistent execution across markets, to achieve economies of scale and enhanced purchasing power and to benefit from streamlined management oversight of “single point of contact” service delivery.

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidators in the highly fragmented commercial real estate services industry. Cushman & Wakefield’s platform is difficult to replicate with our approximately 48,000 employees operating from approximately 400 offices in 70 countries leveraging our iconic brand, significant scale and a comprehensive technology strategy.

Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex, and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographically organized segments: the Americas, Asia Pacific and Europe, Middle East and Africa, or EMEA, representing 67%, 18%

and 15% of our 2017 fee revenue, respectively. Within those segments, we organize our services into the following service lines: property, facilities and project management; leasing; capital markets; and valuation and other, representing 47%, 31%, 14% and 8% of our 2017 fee revenue, respectively.

Our Geographical Segments

We have a global presence – approximately 400 offices in 70 countries across six continents – providing a broad base of services across geographies. We hold a leading position in all of our key markets, globally. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

By revenue, our largest country was the United States, representing 62%, 62% and 57% of revenue in the years ending December 31, 2017, 2016 and 2015, respectively, followed by Australia, representing 10%, 10% and 14% of revenue in the years ending December 31, 2017, 2016 and 2015, respectively.

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with high switching costs.

For occupiers, services we offer include integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, leasing consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a building owner on a multi-year agreement to lease their available space. In tenant representation leasing, we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility in leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, leasing fees are cycle resilient with tenants needing to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are tied to transaction volume and velocity in the commercial real estate market.

Our capital markets fees are transactional in nature and generally earned at the close of a transaction.

Valuation and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management, investment management, valuation advisory, portfolio advisory, diligence advisory, dispute analysis and litigation support, financial reporting and property and /or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Our Competitive Strengths

We possess several competitive strengths that position us to capitalize on the growth and globalization trends in the commercial real estate services industry. Our strengths include the following:

Global Size and Scale. Our multinational clients partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines. Often, this scale is a pre-requisite to compete for complex global service mandates, which drives the growing need to enable people and technology platforms. We are one of three global real estate services providers able to deliver such services on a global basis. Our approximately 48,000 employees offer our clients services through our network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across property, facilities and project management, leasing, capital markets, and valuation and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by delivering our full platform of services, while deepening and strengthening our relationships.

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity in our operations. We focus on innovating solutions that improve the owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (like Metaprop NYC) focused on the built environment.

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients, employees and the industry. Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the top positions in real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms. In 2018, Forbes named Cushman & Wakefield to its list of America’s Best Large Employers.

Significant Recurring Revenue Provides Durable Platform. 47% of our fee revenue in 2017 was from our property, facilities and project management service line, which is recurring and contractual in nature. An additional 39% of our fee revenue in 2017 came from highly visible services, which is revenue from our leasing and valuation and other service lines. These revenues have proven to be resilient to changing economic conditions and provide stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation for executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and our brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we have a strong focus on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture, leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Industry-Leading Capabilities in Acquisitions and Integration. We have a proven track record of executing and integrating large acquisitions with the combination of DTZ, Cassidy Turley and Cushman & Wakefield. This track record is evident through the realization of synergies significantly in excess of our original estimates, which have contributed to our Adjusted EBITDA margin expanding significantly since our inception in 2014. In addition to completing our transformative combinations, we have also successfully completed 12 infill M&A transactions across geographies and service lines, with two additional transactions expected to close in the third quarter of 2018. The geographic coverage, specialized capabilities and client relationships added through these infill acquisitions have been accretive to our existing platform as we continue to grow our business. In addition, over the past 20 years, our senior management team has completed more than 100 successful acquisitions, including almost all the transformative deals of scale in our industry over that period of time. This acquisition capability along with our scalable global platform creates opportunities for us to continue to grow value through infill M&A.

Capital-Light Business Model. We operate in a low capital intensity business resulting in relative significant free cash flow generation. We expect that capital expenditures will average between 1.0%-1.5% of fee revenue in the near to medium term. We expect to reinvest this free cash flow into our services platform as well as infill M&A to continue to drive growth.

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and CEO, Brett White, has more than 32 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our CFO, Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

Our Principal Shareholders have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. TPG manages more than $84 billion of assets, as of March 31, 2018, with investment platforms across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with over $20 billion in capital under management and 350 employees globally, as of December 31, 2017. OTPP is the largest single-profession pension plan in Canada with CAD$189.5 billion of assets under management, as of December 31, 2017. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We expect to utilize the following strategies to achieve these business objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has driven integration benefits during the period of our ownership by the Principal Shareholders which have significantly exceeded our original estimates. These have contributed to growing our Adjusted EBITDA margins significantly from our inception in 2014 through organic operational improvements, the successful realization of synergies from previous acquisitions and through developing economies of scale. We expect to continue to grow margin and view it as a primary measure of management productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting, acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments.

Infill opportunities occur across all geographies and service lines but over time we expect these acquisitions to increase our recurring and highly visible revenues as a percentage of our total fee revenue.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Corporate Information

The diagram below depicts our organizational structure immediately following the consummation of this offering and the transactions described above and assumes no exercise of the underwriters’ over allotment option.

*	Following the consummation of this offering, DTZ Jersey Holdings Limited is expected to be summarily wound up in accordance with the laws of Jersey.
**

Following the consummation of this offering, the Principal Shareholders intend to dissolve Holdings LP in accordance with English law and thereafter hold their respective interests in the Company directly.

Competition

We compete across a variety of geographies, markets and service lines within the commercial real estate services industry. Each of the service lines in which we operate is highly competitive on a global, national, regional and local level. While we are among the three largest commercial real estate services firms as measured by fee revenue and workforce, our relative competitive position varies significantly across service lines and across the geographic regions that we serve. Depending on the product or service, we face competition from other commercial real estate services providers, institutional lenders, in-house corporate real estate departments, investment banking firms, investment managers, accounting firms and consulting firms, some of which may have greater financial resources than we do. Although many of our competitors across our larger service lines are smaller local or regional firms, they may have a stronger presence in their core markets. We are also subject to competition from other large national and multinational firms that have similar service competencies and geographic footprint to ours, including CBRE Group, Inc. and Jones Lang LaSalle Incorporated.

Our Owner and Occupier Clients

Our clients include a full range of real estate owners and occupiers; including tenants, investors and multi-national corporations in numerous markets, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity, and include for-profit and non-profit entities, governmental entities and public and private companies.

Seasonality

The market for some of our products and services is seasonal, especially in the leasing and capital markets service lines. There is a general focus in our industry on completing transactions by calendar year-end, with a significant concentration in the last quarter of the calendar year. Historically, our fee revenue and operating profit tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The seasonality of fee revenue flows through to our net income and cash flow from operations.

Employees

As of December 31, 2017, we had approximately 48,000 employees worldwide. Our employees include management, brokers and other sales staff, administrative specialists, maintenance, landscaping, janitorial and office staff and others.

Across our property, facilities and project management, leasing, capital markets, and valuation and other service lines, our employees are compensated in different manners in line with the common practice in their professional field and geographic region. Many of our real estate professionals in the Americas and in certain international markets work on a commission basis, particularly our leasing and capital markets professionals in the United States. This commission is tied to the value of these professionals’ individual or team-based transactions and is subject to fluctuation. Many of our similar real estate professionals in EMEA and Asia Pacific work on a salary basis, with an additional performance bonus based on a share of the profits of their business unit or team. Even within our geographic segments, our service lines utilize a varied mix of professional and non-salaried employees.

As of December 31, 2017, approximately 14% of our employees were subject to collective bargaining agreements, the substantial majority of whom are employees in facilities services, including janitorial, security and mechanical maintenance services.

Intellectual Property

We hold various trademarks and trade names worldwide, which include the “Cushman & Wakefield,” “DTZ” and “ ” names. Although we believe our intellectual property plays a role in maintaining our competitive position in a number of the markets that we serve, we do not believe we would be materially adversely affected by expiration or termination of our trademarks or trade names or the loss of any of our other intellectual property rights other than the “Cushman & Wakefield” and “ ” names. We primarily operate under the “Cushman & Wakefield” name and have generally adopted a strategy of having our acquisitions transition to the “Cushman & Wakefield” name. We own numerous domain names and have registered numerous trademarks and/or service marks globally. With respect to the Cushman & Wakefield name, we have processed and continuously maintain trademark registration for this trade name in most jurisdictions where we conduct business. We obtained our most recent U.S. trademark registrations for the Cushman & Wakefield name and logo in 2017, and these registrations would expire in 2027 if we failed to renew them.

Regulation

The brokerage of real estate sales and leasing transactions, property and facilities management, conducting real estate valuation and securing debt for clients, among other service lines, require that we comply with regulations affecting the real estate industry and maintain licenses in the various jurisdictions in which we operate. Like other market participants that operate in numerous jurisdictions and in various service lines, we must comply with numerous regulatory regimes.

A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation and oversight by the SEC, FINRA, the Defense Security Service, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators, and compliance failures or regulatory action could adversely affect our business. We could be required to pay fines, return commissions, have a license suspended or revoked or be subject to other adverse action if we conduct regulated activities without a license or violate applicable rules and regulations. Licensing requirements could also impact our ability to engage in certain types of transactions, change the way in which we conduct business or affect the cost of conducting business. We and our licensed associates may be subject to various obligations and we could become subject to claims by regulators and/or participants in real estate sales or other services claiming that we did not fulfill our obligations. This could include claims with respect to alleged conflicts of interest where we act, or are perceived to be acting, for two or more clients. While management has overseen highly regulated businesses before and expects us to comply with all applicable regulations in a satisfactory manner, no assurance can be given that it will always be the case. In addition, federal, state and local laws and regulations impose various environmental zoning restrictions, use controls and disclosure obligations that impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to such properties. In our role as property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard for the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination.

Applicable laws and contractual obligations to property owners could also subject us to environmental liabilities through our provision of management services. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. As a result, we may be held liable as an operator for such costs in our role as an on-site property manager. This liability may result even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Similarly, environmental laws and regulations impose liability for the investigation or cleanup of off-site locations upon parties that disposed or arranged for disposal of hazardous wastes at such locations. As a result, we may be held liable for such costs at landfills or other hazardous waste sites where wastes from our managed properties were sent for disposal. Under certain environmental laws, we could also be held responsible for the entire amount of the liability if other responsible parties are unable to pay. We may also be liable under common law to third parties for property damages and personal injuries resulting from environmental contamination at our sites, including the presence of asbestos-containing materials or lead-based paint. Insurance coverage for such matters may be unavailable or inadequate to cover our liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of our service lines.

Properties

Our principal executive offices are located at 125 Old Broad Street, London, United Kingdom, EC2N 1AR and our telephone number is +44 20 3296 3000.

We operate across approximately 400 company and affiliated offices in approximately 70 countries. We operate 215 offices in the Americas, 133 offices in EMEA and 54 offices in Asia Pacific.

Our strategy is to lease rather than own offices. In general, these leased offices are fully utilized. The most significant terms of the leasing arrangements for our offices are the term of the lease and the rent. Our leases have terms varying in duration. The rent payable under our office leases varies significantly from location to location as a result of differences in prevailing commercial real estate rates in different geographic locations. Our management believes that no single office lease is material to our business, results of operations or financial condition. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our profits in those markets when we enter into new leases.

Legal Proceedings

We are party to a number of pending or threatened lawsuits arising out of, or incident to, the ordinary course of our business. The amounts claimed in these lawsuits can vary significantly, and some may be substantial. Our management believes that any liability imposed on us that may result from disposition of these lawsuits will not have a material effect on our consolidated financial position or results of operations. However, litigation is inherently uncertain and there could be a material adverse impact on our financial position and results of operations if one or more matters are resolved in a particular period in an amount materially in excess of what we anticipate. Refer to “Risk Factors—Risks Related to Our Business—We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation” for a discussion of certain types of claims we are subject to and face from time to time.

We establish reserves in accordance with FASB guidance on Accounting for Contingencies should a liability arise that is both probable and reasonably estimable. We adjust these reserves as needed to respond to subsequent changes in events. Refer to Note 15: Commitments and Contingencies to our audited Consolidated Financial Statements.

MANAGEMENT AND BOARD OF DIRECTORS

The following sets forth the name, age as of the date of this prospectus, position and description of the business experience of individuals who serve as executive officers and directors of our company and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Brett White	58	Director, Executive Chairman and Chief Executive Officer

Duncan Palmer	52	Executive Vice President and Chief Financial Officer

Brett Soloway	50	Executive Vice President, General Counsel and Corporate Secretary

John Forrester	55	President

Michelle Hay	49	Executive Vice President and Chief Human Resources Officer

Nathaniel Robinson	43	Executive Vice President—Strategic Planning and Chief Investment Officer

Jonathan Coslet	53	Director

Timothy Dattels	60	Lead Director

Qi Chen	41	Director

Lincoln Pan	42	Director

Rajeev Ruparelia	42	Director

Billie Williamson	65	Director

Biographies of Executive Officers and Directors

Brett White has served as Executive Chairman and Chief Executive Officer of Cushman & Wakefield since 2015. Prior to joining Cushman & Wakefield, Mr. White had a 28-year career with CBRE, serving as Chief Executive Officer from 2005 to 2012 and President from 2001 to 2005. He was also a member of CBRE’s Board of Directors from 1998 to 2013. He currently serves as a member of the board of directors of Edison International and Southern California Edison. Previously, he served as a trustee of the University of San Francisco and as a member of the board of directors for Realogy Holdings Corporation and Mossimo, Inc. Mr. White holds a B.A. in Biology from the University of California, Santa Barbara.

Duncan J. Palmer is our Executive Vice President and Chief Financial Officer and has served in such capacity since 2014. Prior to joining Cushman & Wakefield, from 2012 until 2014, Mr. Palmer served as Group Finance Director of RELX Group plc, a leading provider of professional information solutions to the science, medical, legal, risk management and business-to-business sectors and its parent companies. From 2007 to 2012, Mr. Palmer was the Senior Vice President, Chief Financial Officer of Owens Corning, Inc., which markets building materials and composite systems. Mr. Palmer previously spent 20 years with Royal Dutch/Shell Group, where he held positions of increasing responsibility in the U.K., the Netherlands and the U.S., including Vice President, Upstream Commercial Finance, for Shell International Exploration and Production BV and Vice President, Finance, Global Lubricants, for the Royal Dutch Shell Group of Companies. Mr. Palmer has served on the board of directors of Oshkosh Corporation since 2011. He holds an M.A. from Cambridge University and an M.B.A. from the Stanford Graduate School of Business. He is a Fellow of the (U.K.) Chartered Institute of Management Accountants.

Brett Soloway is Executive Vice President, General Counsel and Corporate Secretary and has served in such capacity since 2014. Prior to joining Cushman & Wakefield, Mr. Soloway led a team for The Home Depot, Inc.

that was responsible for all legal matters relating to new store and distribution center development, operations and property management activities in the U.S., Canada, Mexico, China and India. Earlier in his career, Mr. Soloway served as Vice President and General Counsel for Red Seal Development, Inc., and practiced law at Kirkland & Ellis and Rudnick & Wolfe. He received a B.A. in Political Science from the University of Michigan and a J.D. from the University of Illinois.

John Forrester is our President and has served in such capacity since December 2017. Prior to his current role, Mr. Forrester was Chief Executive, EMEA at Cushman & Wakefield, a role he previously held at DTZ Group, our predecessor firm. Mr. Forrester was also previously Group Chief Executive of DTZ Holdings plc. He joined DTZ Group in September 1988. Mr. Forrester is a member of the Board of Management and Management Executive for the British Council for Offices and has previously served as its President. He is a trustee of the Geffrye Museum. Mr. Forrester holds a B.S. in Urban Estate Surveying and is a Fellow of the Royal Institution of Chartered Surveyors.

Michelle Hay is our Chief Human Resources Officer and has served in such capacity since 2017. Prior to joining Cushman & Wakefield, Ms. Hay served as Head of HR for the Americas at A.T. Kearney. She also previously served as Global Chief Human Resources Officer at Heitman LLC, and previously held HR consulting positions with Deloitte & Touche LLP, Ernst & Young LLP, Cap Gemini and Capital H Group. She holds a B.S. in psychology from the University of Houston and an M.B.A. from the University of Illinois at Urbana-Champaign.

Nathaniel Robinson is our Chief Investment Officer and Executive Vice President of Strategic Planning and has served in such capacity since 2018. Prior to joining Cushman & Wakefield, Mr. Robinson was an Investment Partner at Virgo Capital where he focused on making new platform investments and developing strategic initiatives for the firm’s portfolio companies. Mr. Robinson also previously worked in Morgan Stanley’s Global Technology Group and is a co-founder and former chairman of PhillyCarShare, which was acquired by Enterprise Holdings in 2011. He holds a B.S. in finance and accounting from Drexel University, an M.P.P. from Harvard University and an M.B.A. from Dartmouth College.

Jonathan Coslet was appointed to the board of directors of Cushman & Wakefield in 2018. Mr. Coslet is a Senior Partner of TPG. Mr. Coslet is also a member of the firm’s Investment Committee and Management Committee. Prior to joining TPG, he worked at Donaldson, Lufkin & Jenrette, and before that, at Drexel Burnham Lambert, where he started his career. Mr. Coslet previously served on the board of directors of Biomet, Inc., IASIS Healthcare LLC, Quintiles IMS Holdings, Inc., Quintiles Transnational Holdings Inc., PETCO Animal Supplies, Inc. and Neiman Marcus Group, Inc. He currently serves on the boards of Life Time Fitness, Inc., IQVIA Holdings Inc., the Stanford Medical Advisory Council and the Stanford Institute for Economic Policy Research, and he serves as a Trustee for Menlo School. Mr. Coslet holds a B.S. in economics and finance from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School.

Timothy Dattels was appointed to the board of directors of Cushman & Wakefield in 2018. Mr. Dattels is Co-Managing Partner of TPG Capital Asia. Prior to joining TPG in 2004, he served as a Partner and Managing Director of Goldman, Sachs & Co. Mr. Dattels serves or has served on the board of directors of BlackBerry Ltd., Parkway Holdings Ltd., Primedia, Inc., Shangri-La Asia Ltd. and Sing Tao News Corporation Ltd. and serves as a trustee of Jackson Laboratory and Vice Chairman of SFJazz. He holds a B.A. in business administration from the University of Western Ontario and an M.B.A. from Harvard Business School.

Qi Chen was appointed to the board of directors of Cushman & Wakefield in 2014. Ms. Chen is a Partner at PAG where she focuses on investments in financial services and cross-border transactions. Prior to joining PAG in 2011, she worked at TPG Capital from 2006 to 2011. She also worked in Morgan Stanley’s investment banking division and Boston Consulting Group previously. She holds a B.A. from Peking University and an M.B.A from the Kellogg School of Management, Northwestern University.

Lincoln Pan was appointed to the board of directors of Cushman & Wakefield in 2017. Mr. Pan is a Managing Director at PAG. Prior to joining PAG, he was a Regional CEO for Willis Towers Watson. Mr. Pan has also previously worked at Advantage Partners, GE Capital and McKinsey & Company. He holds a B.A. in history and English from Williams College and a J.D. from Harvard Law School.

Rajeev Ruparelia was appointed to the board of directors of Cushman & Wakefield in 2014. Mr. Ruparelia is a Director at OTPP. Prior to joining OTPP in 2008, he worked in investment banking at Credit Suisse Group (New York), in investments at Cadillac Fairview (OTPP’s wholly owned real estate subsidiary) and in the corporate finance group at Deloitte & Touche LLP. Mr. Ruparelia is also an observer on the board of Coway Co., Ltd. He holds a B.A. in economics from Wilfrid Laurier University and an M.B.A. from the Rotman School of Management at the University of Toronto.

Billie Williamson was appointed to the board of directors of Cushman & Wakefield in 2018. Ms. Williamson served in various roles at Ernst & Young L.L.P., most recently in the role of Senior Assurance Partner, from 1974 to 1993 and 1998 to 2011. She also worked at Marriott International, Inc. from 1996 to 1998 as Senior Vice President, Finance and Corporate Comptroller, and before that at AMX Corporation from 1993 to 1996 as Chief Financial Officer. Ms. Williamson also serves or has served on the boards of directors of XL Group Ltd., Pentair plc, Pharos Capital BDC, Inc., CSRA Inc., Janus Capital Group, ITT Exelis Inc., Annie’s Inc., and Energy Future Holdings Corporation. She holds a B.B.A. from Southern Methodist University.

Controlled Company

After the completion of this offering and the Concurrent Private Investment, the Principal Shareholders will control a majority of our outstanding ordinary shares. TPG, PAG Asia Capital and OTPP will together own approximately 66% of our ordinary shares (or approximately 64%, if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering and the Concurrent Private Placement. As a result, we are a “controlled company” within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including: the requirement that a majority of the board of directors consist of independent directors; the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions (other than with respect to committee charter requirements and annual committee performance evaluations). As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE rules regarding corporate governance.

The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of Rule 10A-3 under the Exchange Act and the NYSE rules. Pursuant to such rules, we are required to have at least one independent director on our audit committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, our audit committee is required to be comprised entirely of independent directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently comprised of seven directors. Our articles of association provide that our board of directors will have a minimum of five and maximum number of eleven directors. Our board of directors has determined that each of Messrs. Coslet, Dattels, Pan and Ruparelia and Mses. Chen and Williamson are independent as defined under the corporate governance rules of the NYSE.

After the completion of this offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. Mr. Coslet and Ms. Chen will initially serve as Class I directors with an initial term expiring in 2019. Mr. White and Ms. Williamson will initially serve as Class II directors with an initial term expiring in 2020. Messrs. Dattels, Pan and Ruparelia will initially serve as Class III directors with an initial term expiring in 2021. Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Mr. White serves as our Executive Chairman of our board of directors and Chief Executive Officer. When the Executive Chairman is also the Chief Executive Officer, our corporate governance guidelines provide that we may elect one of our independent directors to serve as Lead Director. Mr. Dattels currently serves as our Lead Director, and is responsible for serving as liaison between the Chairman and the independent directors, approving meeting agendas and schedules for our board of directors and presiding at executive sessions of the independent directors and any other board of directors meetings at which the Chairman is not present, among other responsibilities.

Committees of the Board of Directors

Upon completion of this offering, we will have the following committees of our board of directors.

Audit Committee

The audit committee:

●

appoints our independent registered public accounting firm annually; evaluates the independent auditor’s independence and performance and replaces it as necessary; pre-approves all audit and non-audit services; and sets guidelines for the hiring of former employees of the independent auditor;

●	reviews the audit plans and findings of our independent auditor and our internal audit function;

●	reviews with our management and independent auditor our financial statements, including any significant financial reporting issues and changes in accounting policies;

●	reviews with our management and independent auditor the adequacy of our internal controls over financial reporting;

●	oversees our policies and procedures with respect to risk assessment and risk management; and

●	oversees the implementation and effectiveness of our compliance and ethics program, including our “whistleblowing” procedures.

The members of the audit committee are Ms. Williamson (chair), Mr. Dattels and Ms. Chen. Upon effectiveness of the registration statement, one member of the committee will be “independent,” as defined under the rules of the rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that Ms. Williamson is an audit committee financial expert.

Our board of directors has adopted a written charter for our audit committee, which will be available on our corporate website at www.cushmanwakefield.com/investorrelations upon the closing of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

●	develops and recommends criteria to our board of directors for selecting new directors;

●	conducts inquiries into the background and qualifications of candidates for the board and recommends proposed nominees to the board;

●	recommends corporate governance guidelines to the board; and

●	oversees the evaluation of the performance of the board.

The members of the nominating and corporate governance committee are Mr. Pan (chair), Mr. Dattels and Mr. Ruparelia. Because we will be a “controlled company” under the rules, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate governance committee as and if necessary in order to comply with such rules.

Our board of directors has adopted a written charter for our nominating and corporate governance committee, which will be available on our corporate website at www.cushmanwakefield.com/investorrelations upon the closing of this offering.

Compensation Committee

The compensation committee:

●

reviews and approves corporate goals and objectives relevant to the compensation of our executive officers, evaluates the performance of our executive officers in light of those goals and objectives and determines the compensation of our executive officers based on that evaluation;

●	reviews and approves policies and guidelines related to the compensation of our executive officers and directors; and

●	establishes, reviews and administers our compensation and employee benefit plans.

The members of the compensation committee are Mr. Dattels (chair), Mr. Pan and Mr. Ruparelia. Because we will be a “controlled company” under the NYSE rules, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee as and if necessary in order to comply with such rules.

Our board of directors has adopted a written charter for our compensation committee, which will be available on our corporate website at www.cushmanwakefield.com/investorrelations upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board of Directors’ Role in Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our Chief Executive Officer and senior financial officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.cushmanwakefield.com/investorrelations. We expect that any amendments to such code, or any material waivers of its requirements, will be disclosed on our website.

Auditor Independence

KPMG LLP (KPMG), our independent registered public accounting firm, provides audit, tax and advisory services to the Company and various affiliates of TPG. Our executive management and board of directors are aware that during 2015, a member firm of KPMG International Cooperative (KPMG member firm) engaged a subsidiary of the Company as a subcontractor for real estate valuation and consulting services, which was a business relationship determined to be impermissible under the independence rules of the SEC. The business relationship was terminated prior to the Company engaging KPMG to be its auditor. The business relationship was insignificant to KPMG and the Company based on the volume and extent of the services as well as the fees paid to the Company, relative to the size of the respective organizations. Additionally, the Company’s employees that delivered the services to the KPMG member firm did not have a role in the Company’s internal control over financial reporting.

Additionally, KPMG informed us that during 2015 KPMG provided certain services for fees of less than $350,000 to an affiliate of TPG, which were determined to be impermissible under the independence rules of the SEC. The services were provided to an entity not included in the Company’s Consolidated Financial Statements, and therefore these services were not provided to, paid for by, or involve the Company, and the impermissible services did not have an impact on the Company’s financial accounting or internal control over financial reporting.

KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditor and has concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matters and KPMG’s determination, our board of directors and audit committee also has concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the principles underlying our executive compensation program and the policies and practices for the fiscal year ended December 31, 2017 (“Fiscal 2017”) for (i) our principal executive officer, (ii) our principal financial officer and (iii) the other executive officers of the Company as of December 31, 2017:

●	Brett White, our Executive Chairman and Chief Executive Officer;

●	Duncan Palmer, our Executive Vice President and Chief Financial Officer;

●	Matthew Bouw, our Executive Vice President and Chief Administrative Officer; and

●	Brett Soloway, our Executive Vice President, General Counsel and Corporate Secretary.

We refer to these executive officers as the “Named Executive Officers.”

Compensation Philosophy and Objectives

Our compensation philosophy is to provide an attractive, flexible and effective compensation package to our executive officers that is tied to our corporate performance and aligned with the interests of our shareholders. Our executive compensation program is designed to help us recruit, motivate and retain the caliber of executive officers necessary to deliver consistent high performance to our clients, shareholders and other stakeholders.

Our compensation policies and practices also allow us to communicate our goals and standards of conduct and performance and to motivate and reward employees for their achievements. In general, the same principles governing the compensation of our executive officers also apply to the compensation of all our employees, which include:

Principle	Practice
Retain and hire the best leaders.	Competitive compensation to facilitate attracting and retaining high-quality talent.

Pay for performance.	A significant portion of pay depends on annual and long-term business and individual performance; the level of “at-risk” compensation increases as the officer’s scope of responsibility increases.

Reward long-term growth and profitability.	Rewards for achieving long-term results, and alignment with the interests of our shareholders.

Tie compensation to business performance.	A significant portion of pay is tied to measures of performance of the business or businesses over which the individual has the greatest influence.

Align executive compensation with shareholder interests.	The interests of our executive officers are linked with those of our shareholders through the risks and rewards of stock ownership.

Limited personal benefits.	Perquisites and other personal benefits are minimal and limited to items that serve a reasonable business-related purpose.

Compensation Mix

Our executive compensation program has been designed to reward strong performance by focusing the compensation opportunity for each of our executive officers on annual and long-term incentives that depend upon our performance as a whole, as well as the performance of our individual businesses or on the basis of individual metrics where appropriate.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing our executive compensation program (including our executive compensation policies and practices) and approving the compensation of our executive officers, including the Named Executive Officers (except for our Chief Executive Officer (“CEO”)).

The Board of Directors is responsible for approving all compensation paid to our CEO. Pursuant to its charter, the Compensation Committee has the responsibility to review and recommend to the Board of Directors any proposed change in base salary or target incentive compensation for our CEO at least annually, as well as for evaluating our CEO’s performance and recommending actual payments under the annual incentive plan in light of the corporate goals and objectives applicable to him. Although the equity incentive plan is administered by the Board of Directors, and historically the Company has not generally made grants on an annual basis, from time to time the Compensation Committee may make recommendations to the Board of Directors regarding grants of equity incentive awards to a Named Executive Officer.

Role of Executive Officers

The Compensation Committee receives support from our Human Resources Department in designing our executive compensation program and analyzing competitive market practices. Our Chief Human Resources Officer and General Counsel attend regular meetings of the Compensation Committee in order to provide insight and expertise regarding the operation of our compensation programs and to provide support and assistance with respect to the legal implications of our compensation decisions. Our CEO also regularly participates in Compensation Committee meetings, providing management input on organizational structure, executive development and financial analysis.

Our CEO evaluates the performance of each of our executive officers against the annual objectives established for the business or functional area for which such executive officer is responsible, as well as the individual performance of each executive officer as described in their annual objectives. Our CEO then reviews each executive officer’s target compensation opportunity, and based upon the target compensation opportunity and the individual’s performance, proposes compensation adjustments, subject to review and approval by the Compensation Committee. Our CEO presents the details of each executive officer’s performance to the Compensation Committee for its consideration and approval of the recommendations. Our CEO does not participate in the evaluation of his own performance, nor is he present during discussions relating to his compensation.

Role of Independent Compensation Consultant

In fulfilling its duties and responsibilities, the Compensation Committee has the authority to engage, as needed, the services of outside advisers, including compensation consultants. For Fiscal 2017, the Compensation Committee engaged Frederic W. Cook & Co., Inc. (“FW Cook”), a national executive compensation consulting firm, to assist it with compensation matters. FW Cook attends meetings of the Compensation Committee, responds to inquiries from members of the Compensation Committee and provides analysis with respect to these inquiries.

In Fiscal 2017, FW Cook assisted in the development of our compensation peer group, analyzed the executive compensation levels and practices of the companies in our compensation peer group, provided advice with respect to compensation best practices and market trends for executive officers and provided ad hoc advice and support following its engagement.

FW Cook does not provide any services to us other than the services provided to the Compensation Committee.

Peer Group

In February 2017, the Compensation Committee, with the assistance of FW Cook, developed a compensation peer group based on an evaluation of companies that it believed were comparable to us with respect to industry segment, revenue, measures of EBITDA and EBITDA margin, net income, estimated market capitalization, number of employees and percentage of total revenue from sources outside the United States as a reference source in its executive compensation deliberations. This compensation peer group, which was used by the Compensation Committee as a reference in the course of its 2017 deliberations, consists of the following 23 companies:

Direct Peers	Other Business Services Peers
CBRE	AECOM
Colliers International	Aon
Jones Lang LaSalle	Boston Properties
Savills	CACI International
CGI Group
Convergys
Duke Realty Corporation
EMCOR
Fidelity National Info Svcs
Fiserv
Forest City Realty
Jacobs Engineering
KBR
Kelly Services
Leidos
Marsh & McLennan
Robert Half International
Unisys
Willis Towers Watson

As of February 2017, our revenue, Adjusted EBITDA and Adjusted EBITDA margin were near the median of the peer group and number of employees was between the median and 75th percentile. Given the positive correlation between company size as measured by revenue and target compensation opportunities in general, having our revenues positioned within a reasonable range of the median provides what the Company views as a sound basis for our comparing compensation to market competitors.

For 2018, the Compensation Committee approved the removal of Marsh & McLennan and Savills from the peer group.

This competitive market data is not used by the Compensation Committee in isolation but rather serves as one point of reference when making decisions about compensation, as well as individual elements of compensation. Compensation decisions also depend upon the consideration of other factors that the Compensation Committee considers relevant, such as the financial and operational performance of our businesses, individual performance, specific retention concerns and internal equity.

Competitive Positioning

For purposes of its review of the competitive market, the Compensation Committee received a market analysis prepared by FW Cook which was developed using the 23-company peer group for the CEO and Chief Financial Officer. Third-party survey data was also used for Named Executive Officer positions to capture the broader market.

Compensation-Related Risk Assessment

The Compensation Committee evaluates each element of our executive compensation program with the intent to ensure that it does not encourage our executive officers to take excessive or unnecessary risks or incentivize the achievement of short-term results at the expense of our long-term interests. In addition, we have designed our executive compensation program to address potential risks while rewarding our executive officers for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking.

Compensation Elements

Our executive compensation program consists of base salary, annual incentive compensation, long-term equity incentive awards and health, welfare and other customary employee benefits.

Base Salary

We believe that a competitive base salary is critical in attracting and retaining key executive talent. In evaluating the base salaries of our executive officers, the Compensation Committee considers several factors, including our financial performance, individual contributions towards meeting our financial objectives, qualifications, knowledge, experience, tenure and scope of responsibilities, past performance against individual goals, future potential, competitive market practices, difficulty of finding a replacement, our desired compensation position with respect to the competitive market and internal equity.

Annual Incentive Compensation

Each year, our executive officers are eligible to receive annual cash incentive awards under the Annual Incentive Plan (“AIP”).

Typically, at the beginning of the fiscal year the Compensation Committee approves the terms and conditions of the AIP for the year, including the selection of one or more performance measures as the basis for determining the funding of annual cash bonuses for the year, the performance range relative to our annual operating plan and the weighting of such performance measures.

Target Annual Cash Bonus Opportunities

For purposes of the Fiscal 2017 AIP, the target cash bonus opportunities of the Named Executive Officers for Fiscal 2017 were as follows:

Named Executive Officer	Fiscal 2017 Target Cash Bonus Opportunity (as a percentage of base salary)	Fiscal 2017 Target Cash Bonus Opportunity (as a dollar amount)
Mr. White	210.5%	$2,000,000
Mr. Palmer	100%	$600,000
Mr. Bouw	50%	$237,500
Mr. Soloway	50%	$225,000

Corporate Performance Measures

For purposes of the Fiscal 2017 AIP, the Compensation Committee selected Adjusted EBITDA, adjusted as follows: increased by $116 million to reflect the cost of the AIP, and decreased by $26 million (recruiting and retention amortization), $16 million (currency conversion), and $23 million (M&A, restructuring and other one-time items). This “Pre-Incentive Adjusted EBITDA” was the sole performance measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further detail on the Company’s use of Adjusted EBITDA. The Compensation Committee believes that Pre-Incentive Adjusted EBITDA was the best measure of both corporate and business segment profitability and that, as we began to prepare for our initial public offering, overall profitability would best position us for a successful entry into the public marketplace.

Annual Cash Bonus Decisions

The AIP is based on the achievement of a certain percentage of Pre-Incentive Adjusted EBITDA, from a minimum of 70% to a maximum of 130% as measured against the relevant annual operating plan target, subject to the achievement of the minimum 70% on a consolidated basis and the discretion of our Board of Directors. The achievement against target excludes the impact of currency on annual results. Other items and adjustments are made to Pre-Incentive Adjusted EBITDA at the discretion of the Compensation Committee to ensure that the achievement reflects underlying performance as determined by the Compensation Committee. Individuals’ bonuses are then determined according to their role and company-wide financial performance, as described below.

The bonus paid to our Named Executive Officers other than Messrs. Bouw and Soloway is determined entirely by financial performance that results in a funded range of 0% to 200% of their applicable target. The bonus paid to Messrs. Bouw and Soloway is weighted 75% on the achievement of financial goals (resulting in a range of 0% to 150% of their applicable target) and 25% on the achievement on individual performance objectives relating to specific projects or initiatives at the Company (resulting in a range of 0% to 25% of their applicable target). The Compensation Committee has the discretion to adjust the amount of the actual cash bonus payments to be received by any executive officer, as it deems to be appropriate, up to the applicable cap.

For purposes of Fiscal 2017 AIP, the target Pre-Incentive Adjusted EBITDA was $637.1 million, and the actual achieved Pre-Incentive Adjusted EBITDA was $580.2 million. As a result, the Fiscal 2017 cash bonus payments for the Named Executive Officers ranged from 70% to 77.5% of their target annual cash bonus opportunities as summarized below.

Named Executive Officer	Fiscal 2017 Actual Cash Bonus Payment	Actual Cash Bonus Payment as Percentage of Target Cash Bonus Award
Mr. White	$1,400,000	70.0%
Mr. Palmer	$420,000	70.0%
Mr. Bouw	$184,063	77.5%
Mr. Soloway	$174,375	77.5%

Long-Term Incentive Compensation

We have generally provided long-term incentive compensation to our executive officers in the form of options to purchase shares of, and share-settled RSUs in respect of, our ordinary shares. The bulk of these awards were made at the time the Principal Shareholders acquired us, or upon a new hire, promotion or other special circumstance, and the Company has not therefore historically made annual grants of equity based awards. We believe that options provide an effective performance incentive because our executive officers derive value from their options only if the price of our ordinary shares increases (which would benefit all shareholders)

and they remain employed with us beyond the date that their options vested. Furthermore, a portion of our options and RSUs are subject to satisfying performance criteria, and do not vest simply based on the provision of continued services. The vesting criteria are more fully described in the Fiscal 2017 Outstanding Equity Awards at Year-End Table below, but in general the performance-based vesting of our Named Executive Officers’ equity awards is tied to the occurrence of a sale of a significant portion of our ordinary shares held by our Principal Shareholders for cash at a specified multiple of money of their acquisition price. Equity received by our executive officers, whether as the result of option exercises, the settlement of RSUs or outright purchases is subject to significant restrictions (as described further below).

Health, Welfare, Retirement and Other Employee Benefits

We provide benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include 401(k) retirement, medical, pharmacy, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

Perquisites and Other Personal Benefits

We only provide perquisites and other personal benefits to our executive officers when we believe they are appropriate to assist an individual in the performance of duties and the achievement of business objectives, to make our executive officers more efficient and effective, and for recruitment and retention purposes. The Compensation Committee believes that these personal benefits are a reasonable component of our overall executive compensation program and are consistent with market practices. We may provide other perquisites or other personal benefits in limited circumstances in the future to achieve similar goals, subject to approval and periodic review by the Compensation Committee.

Employment Agreements and Severance Arrangements

We have entered into a written employment agreement with Messrs. White and Palmer, and Messrs. Bouw and Soloway are party to offer letters with the Company. These agreements establish the terms and conditions governing their employment, including any termination thereof, and also provide for restrictive covenants and are more fully described below.

Mr. Bouw’s right to receive severance is as set forth in his offer letter. Mr. Soloway’s offer letter does not provide for severance, although he would be entitled to certain benefits under our severance plan, as more fully described below.

Employment agreements and severance benefits assist us in the recruitment and retention of executive talent.

Recent Developments Relating to the Offering

We are still in the process of implementing the executive compensation program that will take effect following the offering, although we anticipate that it will be designed on the same principles to achieve the same objectives as our existing executive compensation program. In anticipation of becoming a public reporting company, we may negotiate new arrangements with some or all of our executive officers, including the Named Executive Officers. As a part of this process, we have retained the law firm of Kirkland and Ellis as well as compensation consulting firm Pearl Meyer to represent management.

To encourage retention, we decided to offer to all of our performance-based option holders, including Named Executive Officers, the opportunity to change the vesting conditions of a portion of their performance-based options to time-based vesting. If so elected by the participant, outstanding performance-based options that were subject to a 2.5 multiple of money performance condition (generally 1/3 of the total options granted to each participant) were converted into time-based options, of which 1/3 were vested upon conversion and the remaining 2/3 will vest in equal installments on the first two anniversaries of a specified vesting commencement date in 2017, subject to continued service with the company. In addition, our option grants in 2018 have been comprised of 2/3 time-based vesting and 1/3 performance-based vesting subject to a 2.0 multiple of money performance condition. Each of Messrs. Palmer, Bouw and Soloway elected to participate in the exchange with respect to their performance-based options. Mr. White did not have any options eligible for the option exchange.

In addition, in June 2018, Mr. White agreed to certain changes to the terms of certain of his outstanding equity awards, which the Company believes overall provide better alignment between the Company and its stakeholders’ (including the Principal Shareholders’) interests and those of Mr. White. Among other things, with respect to all of his outstanding equity-based awards other than the award of RSUs granted in March 2018, Mr. White agreed (i) to sell a pro rata portion of the ordinary shares he receives in settlement of these awards each time the Principal Shareholders sell ordinary shares for cash prior to March 6, 2020, (ii) that his retention of the RSUs in respect of 22,337,915 ordinary shares granted on May 8, 2015, and any shares delivered in settlement thereof (or the after tax proceeds received in respect of those shares), be subject to the condition that he not resign, other than for good reason, prior to January 1, 2021, and that such RSUs be subject to modified vesting conditions, (iii) that the 2,850,000 performance-vesting RSUs granted on May 8, 2015 be converted to time-vesting RSUs and (iv) the restrictions of the management stockholders’ agreement generally would not apply, except with respect to the call right in the event his employment is terminated for cause or he violates restrictive covenants to which he is subject, provided that Mr. White may only transfer up to 5% of the ordinary shares he holds as a result of the settlement of his outstanding time-based RSUs and options per calendar quarter, inclusive of any ordinary shares sold pursuant to the requirement to sell his ordinary shares alongside the Principal Shareholders.

New Management and Non-Employee Omnibus Equity Compensation Plans

Prior to the consummation of this offering, we adopted both the 2018 Omnibus Management Share and Cash Incentive Plan (the “Management Plan”) and the 2018 Omnibus Non-Employee Director Share and Cash Incentive Plan (the “Director Plan,” and together with the Management Plan, the “2018 Omnibus Plans”), and we anticipate that all equity-based awards granted on or after this offering will be granted under these plans to employees, consultants and independent contractors and to non-employee directors, respectively. As a result of this initial public offering, the Compensation Committee intends to modify our approach to the use of long-term incentive compensation by making annual long-term incentive compensation awards to our executive officers and non-employee directors using a mix of equity-based awards. We may adopt a formal policy for the timing of equity awards in connection with this offering.

For a description of the material terms of the 2018 Omnibus Plans, please see the section entitled “Employee Stock Plans” below.

New Executive Severance Arrangement

In connection with the offering, we plan to implement a new executive severance plan for our executive officers other than Messrs. White and Palmer, whose severance is set out in their respective employment agreements, that we believe is more in line with market practice. Consistent with the arrangements governing the severance for Messrs. White and Palmer, the Company has approved severance for executive officers in the event their employment is terminated by the Company without “cause” based on a multiple of base salary only (1.5x in the case of Mr. Forrester and 1.0x for other executive officers). The severance will be payable over 18 months, in the case of Mr. Forrester, and 12 months, in the case of all other executive officers, and will be subject to the requirement that the individual execute a valid release and comply with any restrictive covenants to which they are subject.

Other Compensation Policies

In anticipation of becoming a public reporting company, we anticipate adopting certain policies in connection with this offering:

Stock Ownership Policy

Most of our executive officers have a significant interest in our ordinary shares, whether held directly or as the result of outstanding equity-based awards. The Compensation Committee believes that stock ownership by management aligns executive officer and shareholder interests and accordingly, we intend to adopt stock ownership policies for our executive officers and the non-employee members of our Board of Directors in connection with this offering.

Derivatives Trading, Hedging and Pledging Policies

In connection with this offering, we intend to adopt a general insider trading policy that provides that no employee, officer or member of our Board of Directors may acquire, sell or trade in any interest or position relating to the future price of our securities, such as a put option, a call option or a short sale (including a short sale “against the box”) or engage in hedging transactions (including “cashless collars”). Similarly, we intend to adopt a general policy that prohibits our executive officers and members of our Board of Directors from pledging any of their ordinary shares as collateral for a loan or other financial arrangement.

Tax Considerations

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the Named Executive Officers. Once an individual has been a Named Executive Officer, the deduction limitation applies indefinitely. As we were not publicly-traded, the Compensation Committee has not previously accounted for the deductibility limit imposed by Section 162(m). Further, as a newly public company, we intend to rely upon certain transition relief under Section 162(m). Nonetheless, the Compensation Committee believes that the potential deductibility of the compensation payable under the Company’s executive compensation program should be only one of many relevant considerations in setting compensation. Accordingly, the Compensation Committee has deemed or may deem in the future that it is appropriate to provide one or more executive officers with the opportunity to earn incentive compensation which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code.

We do not provide any executive officer with a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Recapitalization

In connection with this offering, the shareholders of DTZ Jersey Holdings Limited exchanged their shares of DTZ Jersey Holdings Limited for newly issued shares in Cushman & Wakefield Limited. Following the Share Exchange, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs. The value of equity awards described in the sections below entitled “Fiscal 2017 Summary Compensation Table,” “Fiscal 2017 Grants of Plan-Based Awards Table,” “Fiscal 2017 Options Exercised and Stock Vested Table,” “Fiscal 2017 Outstanding Equity Awards at Year-End Table,” and “Potential Payments and Benefits upon Termination of Employment or Change in Control Table” reflect a per-share price of our ordinary shares based on the fair market value of the equity of DTZ Jersey Holdings Limited, which were the shares underlying the awards as of the end of 2017, on the relevant date and as a result, do not reflect the capitalization described.

Fiscal 2017 Summary Compensation Table

The following table sets forth the compensation paid to, received by or earned during Fiscal 2017 by the Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)		Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total

Brett White, Executive Chairman and Chief Executive Officer	2017	$950,000	—	—	—		$1,400,000	$145,285	$2,495,285
Duncan Palmer, Executive Vice President, Chief Financial Officer	2017	$600,000	$1,000,000	—	$745,400	(5)	$420,000	$6,750	$2,772,150
Matthew Bouw, Executive Vice President, Chief Administrative Officer	2017	$475,000	—	—	$111,810	(5)	$184,063	$35,825	$806,698
Brett Soloway, Executive Vice President, General Counsel and Corporate Secretary	2017	$437,500	$80,500	—	$268,187	(5)	$174,375	—	$960,562

(1)	Payment in respect of a retention bonus, as set forth in the applicable employment agreement or offer letter.

(2)

The amounts reported in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of the stock-based awards granted to the Named Executive Officers during Fiscal 2017, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), disregarding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the options reported in the Option Awards column are set forth in Note 14 to the audited Consolidated Financial Statements included in this registration statement. Note that the amounts reported in these columns reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from these awards.

(3)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the amounts paid to our Named Executive Officers for Fiscal 2017 pursuant to the Fiscal 2017 AIP. For a discussion of this plan, see “Compensation Discussion and Analysis – Annual Incentive Compensation” above.

(4)

The amounts in this column include the following categories of perquisites: 401(k) contributions by the Company ($6,750 to Messrs. Palmer and Bouw), personal use of the Company’s NetJets aircraft account ($144,785 by Mr. White), charitable contributions on behalf of Mr. White, and travel and other incidentals for Mr. Bouw and his family ($29,075) relating to Mr. Bouw’s ex-pat assignment in the United States. The amounts reported for perquisites and other benefits represent the actual cost incurred by us in providing these benefits to the indicated Named Executed Officer. In accordance with our policy, if Mr. White uses the Company NetJets account for personal use, he reimburses the Company for a portion thereof calculated as the amount determined under the Code based on two times the Standard Industry Fare Level (SIFL).

(5)

This amount includes the incremental value of option awards resulting from participation in the exchange offer, pursuant to which a portion of the award subject to performance conditions was converted to time-based vesting, as described in “Recent Developments Relating to the Offering” above.

Employee Equity Arrangements

On May 8, 2015, our Board of Directors adopted the DTZ Jersey Holdings Limited Management Equity Incentive Plan (the “MEIP”), which permits the grant of equity-based awards, including options, in respect of DTZ Jersey Holdings Limited ordinary shares to our executive officers. In addition, DTZ Jersey Holdings Limited has granted RSUs to its executive officers, which RSUs are subject to time based and/or performance vesting. The equity awards granted to our executive officers are more fully described below in the Fiscal 2017 Outstanding Equity Awards at Year-End Table. Generally speaking, as a privately held company, we did not make annual grants of equity awards to our executive officers.

We and the Principal Shareholders have entered into a management stockholders’ agreement with each of our executive officers that remains in effect until December 31, 2021 and which governs all of the equity held by our executive officers, whether acquired pursuant to the exercise of options granted under the MEIP, the settlement of RSUs or purchases. The equity is held pursuant to a nominee arrangement and is generally nontransferable, except that a participant may transfer their rights for estate planning purposes or otherwise as permitted by us. In no event will a transfer be permitted to a competitor. The management stockholders’ agreement provides for drag-along, tag-along and post-termination repurchase and recapture rights, lock-up and other restrictions.

As more fully described above in “Recent Developments Relating to the Offering” above, Mr. White agreed to certain changes to the terms of certain of his outstanding equity awards, including the management stockholders’ agreement, which the Company believes overall provide better alignment between the Company and its stakeholders’ (including the Principal Shareholders’) interests and those of Mr. White.

Fiscal 2017 Grants of Plan-Based Awards Table

The following table sets forth, for each of the Named Executive Officers, the plan-based awards granted during Fiscal 2017.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (Threshold) ($)(1)	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (Target) ($)(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum) (#)(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (Threshold) (#)	Estimated Future Payouts Under Equity Incentive Plan Awards (Target) (#)	Estimated Future Payouts Under Equity Incentive Plan Awards (Maximum) (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Mr. White		$0	$2,000,000	$4,000,000	—	—	—	—	—		—	—
Mr. Palmer		$0	$600,000	$1,200,000		—	—	—	—		—	—
	5/8/15				—	—	—	—	2,000,000		$1.00	$745,400
Mr. Bouw		$59,375	$237,500	$415,625	—	—	—	—	—		—	—
	5/8/15				—	—	—	—	300,000		$1.00	$111,810
Mr. Soloway		$56,250	$225,000	$393,750	—	—	—	—	—		—	—
	5/8/15				—	—	—	—	133,334		$1.00	$49,694
	1/7/16				—	—	—	—	100,000		$1.20	$41,000
	3/31/17				—	—	—	—	400,000	(2)	$1.70	$177,494

(1)	The amounts reported reflect the threshold, target and maximum annual cash bonus opportunities payable to the Named Executive Officer under the Fiscal 2017 AIP.

(2)

The option to purchase ordinary shares was granted pursuant to the MEIP and a written grant agreement issued thereunder and is subject to (i) time-based vesting conditions with respect to 133,333 ordinary shares in equal 20% installments on each of the first five anniversaries of March 10, 2017 and (ii) performance-based vesting conditions with respect to 266,667 ordinary shares. The portion of the shares subject to performance-based vesting conditions vests on the occurrence of a liquidity event or significant cash sale in the event the Principal Shareholders realize a multiple of money that is at least equal to 2.0 (50%) and 2.5 (50%). The options participated in an exchange offer that was completed in January 2018 and pursuant to which the 133,333 performance-based options that would vest upon the occurrence of a liquidity event or significant case sale in which the Principal Shareholders realize a multiple of money of at least 2.5 became subject to time-based vesting, 1/3 of which were immediately vested and the remaining 2/3 of which will vest in equal installments on each of the first two anniversaries of November 5, 2017. The vesting of the option is subject to Mr. Soloway’s continued employment with us on the applicable vesting date, provided that in certain circumstances the vesting of such shares may be accelerated as described in “Potential Payments and Benefits Upon Termination of Employment or Change in Control Table” below.

(3)

These amounts represent the incremental value of option awards resulting from participation in the exchange offer, pursuant to which a portion of the award subject to performance conditions was converted to time-based vesting, other than the amount listed for Mr. Soloway’s option award granted March 31, 2017, which represents both the grant date fair value and the incremental value of such award resulting from participation in the exchange offer.

Fiscal 2017 Outstanding Equity Awards at Year-End Table

The following table sets forth, for each of the Named Executive Officers, the equity awards outstanding as of December 31, 2017.

Name	Date of Grant of Equity Award		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Unit of Stock That Have Not Vested ($)
Mr. White	5/8/2015	(2)	2,680,551	1,787,032	$1.00	5/8/2025
	5/8/2015	(3)					5,350,000	$9,095,000
	5/8/2015	(4)					22,337,915	$37,974,455
	10/5/2015	(5)					4,999,999	$8,499,998
Mr. Palmer	5/8/2015	(6)	1,200,000	4,800,000	$1.00	5/8/2025
Mr. Bouw	5/8/2015	(6)	180,000	720,000	$1.00	5/8/2025
Mr. Soloway	5/8/2015	(6)	80,001	319,999	$1.00	5/8/2025
	1/7/2016	(6)	40,000	260,000	$1.20	1/7/2026
	3/31/2017	(6)		400,000	$1.70	3/31/2027

(1)	Each RSU award covering ordinary shares was granted pursuant the terms of a written agreement.

(2)

The option to purchase ordinary shares was granted pursuant to the MEIP and a written grant agreement issued thereunder and is subject solely to time-based vesting conditions. The option vests in equal 20% installments on each of the first five anniversaries of November 5, 2014, subject to continued employment through the applicable vesting date, provided that in certain circumstances the vesting may be accelerated as described in “Potential Payments and Benefits Upon Termination of Employment or Change in Control Table” below.

(3)

Mr. White’s RSUs with respect to 2,500,000 ordinary shares are subject to time-based vesting and shall all vest upon the earliest to occur of (i) November 5, 2019, (ii) a change in control of DTZ Jersey Holdings Limited or (iii) a liquidity event, subject to Mr. White’s continued employment with us through the applicable vesting date. Mr. White’s RSUs with respect to 2,850,000 ordinary shares are subject to a performance-based vesting condition and, prior to their amendment as described below, would have vested on the occurrence of a liquidity event in which the Principal Shareholders achieve a multiple of money of 1.6, subject to Mr. White’s continued employment with us through March 16, 2020, unless his employment is terminated by us prior to that date without cause or by Mr. White with good reason, and his continued compliance with certain obligations under his employment agreement. The transactions contemplated by this registration statement do not constitute either a liquidity event or a change in control for this purpose and additionally on June 8, 2018, the performance-based RSUs were amended and became subject to time-based vesting conditions, vesting in equal portions on each of the first five anniversaries of November 5, 2014, subject to Mr. White’s continued employment through such vesting date unless his employment is terminated by us without cause or by Mr. White for good reason. As a result of this change 60% of these RSUs vested as of June 8, 2018.

(4)

Mr. White’s RSUs with respect to 22,337,915 ordinary shares are subject to a performance-based vesting condition and will vest, if the Principal Shareholders achieve a certain multiple of money or internal rate of return (IRR) as follows: (i) 40% shall vest if the multiple of money is at least 2.0 but less than 2.5 or IRR is at least 19% but less than 26%, (ii) 47% shall vest if the multiple of money is at least 2.5 but less than 3.0 or IRR is at least 26% but less than 32%, (iii) 60% shall vest if the multiple of money is at least 3.0 but less than 3.5 or IRR is at least 32% but less than 37%, (iv) 73% shall vest if the multiple of money is at least 3.5 but less than 4.0 or IRR is at least 37% but less than 41%, (v) 87% shall vest if the multiple of money is at least 4.0 but less than 4.5 or IRR is at least 41% but less than 46% and (vi) 100% shall vest if the multiple of money is at least 4.5 or IRR is at least 46%. The vesting of these RSUs is further subject to Mr. White’s continued employment through the vesting date, except if Mr. White’s employment is terminated by us without cause, by him for good reason, due to him or us deciding not to renew his employment agreement at the end of the 5 year term, or due to his death or disability following the end of the 5 year term of his employment agreement. On June 8, 2018, these RSUs were amended and a portion will be eligible to vest, if at all and to the extent earlier than the vesting would otherwise occur as described above, each time the Principal Shareholders sell ordinary shares, equal to the percentage of its ordinary shares being sold and multiplied by: (i) 25% if the multiple of money on the ordinary shares being sold is at least 1.5, (ii) 50% if the multiple of money on the ordinary shares being sold is at least 2.0, (iii) 75% if the multiple of money on the ordinary shares being sold is at least 2.5 and (iv) 100% if the multiple of money on the ordinary shares being sold is at least 3.0. Furthermore, the entire award is subject to forfeiture, for any RSUs that have not previously settled, shares delivered in settlement of such RSUs that have not been sold, or recoupment of the after tax proceeds, for any ordinary shares received in settlement that were sold, as applicable, if Mr. White terminates his employment with us other than for good reason prior to January 1, 2021.

(5)

Mr. White’s RSUs vest in substantially equal installments of 20% on each of the first five anniversaries of March 16, 2015, subject to his continued employment with us through the applicable vesting date.

(6)

The option to purchase ordinary shares was granted pursuant to the MEIP and a written grant agreement issued thereunder, and at grant,  1⁄3 was subject to time-based vesting conditions and was scheduled to vest in equal 20% installments on each of the first five anniversaries of November 5, 2014 (other than Mr. Soloway’s time-based options with a grant date of January 7, 2016 and March 31, 2017, which were scheduled to vest in equal 20% installments on each of the first five anniversaries of September 1, 2015 and March 10, 2017, respectively), and  2⁄3 of which was subject to performance-based vesting conditions. The portion of the shares subject to performance-based vesting conditions vest on the occurrence of a liquidity event or significant cash sale in the event the Principal Shareholders realize a multiple of money that is at least equal to 2.0 (50%) and 2.5 (50%). The options participated in an exchange offer that was completed in January 2018 and pursuant to which the performance-based options that would vest upon the occurrence of a liquidity event or significant cash sale in which the Principal Shareholders realize a multiple of money of at least 2.5 became subject to time-based vesting,  1⁄3 of which were immediately vested and the remaining  2⁄3 of which vest in equal installments on each of the first two anniversaries of November 5, 2017. The vesting of the option is subject to the participant’s continued employment with us on the applicable vesting date, provided that in certain circumstances the vesting of such shares may be accelerated as described in “Potential Payments and Benefits Upon Termination of Employment or Change in Control Table” below.

Fiscal 2017 Options Exercised and Stock Vested Table

The following table sets forth, for each of the Named Executive Officers, the number of ordinary shares acquired upon the exercise of options and vesting of RSUs during the fiscal year ended December 31, 2017, and the aggregate value realized upon the exercise or vesting of such awards.

Name	Option Awards – Number of Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)	Stock Awards – Number of Shares Vested (#)		Stock Awards – Value on Vesting ($)
Mr. White	—	—	1,666,666	(1)	$2,833,334	(1)
Mr. Palmer	—	—	225,000	(2)	$382,500	(2)
Mr. Bouw	—	—	200,000	(2)	$340,000	(2)
Mr. Soloway	—	—	—		—

(1)	These amounts represent the portion of Mr. White’s October 2015 RSU grant that vested and was settled in March 2017.

(2)

These amounts represent the portion of the 2015 RSU grants to Messrs. Palmer and Bouw that vested in March 2017 and will be settled upon the earlier to occur of a change in control or separation from service.

Fiscal 2017 Nonqualified Deferred Compensation Table

The table below includes vested RSUs that settle no later than 30 days following the earlier of a change in control or the individual’s separation from service.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. White	—	—	—	—	—
Mr. Palmer	$382,500	—	—	—	$765,000
Mr. Bouw	$340,000	—	—	—	$680,000
Mr. Soloway	—	—	—	—	—

(1)

These amounts reflect the fair market value of the portion of the 2015 RSU grants to Messrs. Palmer and Bouw that vested in March 2017 based on the fair market value on the date of vesting. The Company is privately held and therefore is not able to report the aggregate earnings in the last fiscal year.

Employment Arrangements

Each of the Named Executive Officers is party to certain agreements or arrangements governing their employment, as described below.

Mr. White

DTZ US NewCo, Inc. is party to an employment agreement with Mr. White, effective as of March 16, 2015, and as amended from time to time thereafter, with a term extending through December 30, 2020. Mr. White’s base salary may not be reduced below $950,000. Mr. White is eligible for a target annual bonus opportunity equal to $2,000,000, based on individual and/or company performance, as determined by the Board. Mr. White’s annual compensation was initially established in connection with Mr. White’s service as our Executive Chairman, and his employment agreement also provided for equity grants made in connection with the acquisition of DTZ and Cassidy Turley by our Principal Shareholders and consistent with that Executive Chairman role and his role in effectuating the transaction. In 2015, Mr. White took over as our Chief Executive Officer, and in connection with that transition as well as the acquisition of Cushman & Wakefield, Mr. White received an additional grant of RSUs. In 2017, his overall compensation was reviewed and amended to better reflect market practice and levels for his service as the CEO and as a result, by March 15, 2018, 2019 and 2020, Mr. White had received or is entitled to receive, as applicable, a grant of RSUs with respect to a number of shares of the Company having a value of $5,000,000 on the date of grant. Of these RSUs, 75% will be subject to the provision of continued services or certain transition obligations in the event he resigns as CEO, and 25% will vest upon the occurrence of a sale of a significant portion of our ordinary shares held by our Principal Shareholders for cash at a multiple of money of 2.0, subject to his remaining employed as of such date.

If Mr. White’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), he is entitled to: (i) continued base salary for 24 months, (ii) continued participation in our medical, dental and health plans at his cost until the second anniversary of the termination of his employment and (iii) a pro-rated annual bonus for the year of termination based on actual performance, unless the termination occurs within 12 months prior to or 24 months following a change in control, in which case this pro rata bonus payment will be at least equal to his target annual bonus opportunity. In the event Mr. White’s employment terminates due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. White is subject to certain restrictive covenants, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees of us during his employment with us and for a period of 24 months thereafter, and (iii) non-disparagement, confidentiality and intellectual property obligations. If Mr. White resigns without good reason at the end of the term, he may continue to receive his then-current base salary and to participate in our medical, dental and health plans at his cost for up to 18 months, subject to his continued compliance with any other obligations he has to us, unless we notify him that we are waiving our rights to enforce the non-competition covenant.

Mr. Palmer

DTZ US NewCo, Inc. is party to an employment agreement with Mr. Palmer, effective as of March 16, 2015, which had an initial term of three years and subject to automatic one year extensions unless we or Mr. Palmer give notice not to renew. Mr. Palmer’s salary may not be reduced below $600,000. Mr. Palmer is eligible for a target annual bonus opportunity equal to $600,000, based on individual and/or company performance, as determined by the Committee. Further, under the terms of his employment agreement, Mr. Palmer was entitled to receive a retention bonus payment of $1,000,000 on October 1, 2017 as long as he remained employed on that date.

If Mr. Palmer’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), or in the event we elect not to extend the term of his employment with us, he is entitled to: (i) continued base salary for a period of 18 months, (ii) continued participation in our medical, dental and health plans at his cost for a period of 18 months following termination of employment and (iii) a pro-rated annual bonus for the year of termination based on actual performance. If such termination occurs within 6 months prior to or 24 months following a change in control, Mr. Palmer is also entitled to a bonus of $600,000. If Mr. Palmer’s employment is terminated due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. Palmer is subject to certain restrictive covenants set forth in his employment agreement and the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 18 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Mr. Bouw

Mr. Bouw’s employment is “at will,” although the Company set out the general terms of his employment in an offer letter, effective as of March 15, 2014. Mr. Bouw’s employment is terminable by us or Mr. Bouw at any time on 3 months’ notice. We may pay Mr. Bouw an amount equal to 3 months’ base salary in lieu of the notice period. Pursuant to the terms of the offer letter, if Mr. Bouw’s employment is terminated by us without cause, he is entitled to receive continued base salary for a period of 12 months.

Mr. Bouw is eligible for a target annual bonus opportunity equal to 50% of his annual base salary ($237,500 for 2017), based on individual and/or company performance, as determined by the Committee. Additionally, during his assignment in the United States, Mr. Bouw and his family had the right to a trip to his home in Australia at the Company’s expense.

Mr. Bouw is subject to certain restrictive covenants set forth in the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Mr. Soloway

Mr. Soloway’s employment is “at will,” although the Company set out the general terms of his employment in an offer letter, effective as of February 10, 2014. Mr. Soloway’s employment is terminable by us or

Mr. Soloway at any time on 3 months’ notice. We may pay Mr. Soloway an amount equal to 3 months’ base salary in lieu of the notice period.

Mr. Soloway is eligible for a target annual bonus opportunity equal to $225,000, based on individual and/or company performance, as determined by the Committee. Further, Mr. Soloway was entitled to receive a retention bonus payment of $80,500 on or around July 1, 2017.

Mr. Soloway is subject to certain restrictive covenants set forth in the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Severance Plan

The Company maintains an Executive Severance Plan (the “Severance Plan”) pursuant to which Mr. Soloway would be entitled, in the event his employment is terminated by the Company without cause or as the result of a constructive termination, as defined under the terms of the Severance Plan, to a lump sum payment equal to 26 weeks of base salary plus COBRA reimbursement. In addition, if the termination occurs after July 1 of the applicable year, Mr. Soloway may be entitled to a pro-rated bonus under the AIP, based upon actual performance.

Potential Payments upon Termination or Change in Control

The current Named Executive Officers are eligible to receive certain severance payments and benefits under their employment and equity grant agreements or our Severance Plan in connection with a termination of employment under various circumstances and/or a change in control of us.

The table below provides an estimate of the value of such payments and benefits assuming that a qualifying termination of employment and, as applicable, a change in control of us, occurred on December 31, 2017, and assuming a share price of $1.70 per share, the fair market value of the ordinary shares on such date. The actual amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination events occurring in the future will depend on factors such as the date of termination, the manner of termination and the terms of the applicable agreements in effect at such time, which could differ materially from the terms and amounts described here.

Potential Payments and Benefits upon Termination of Employment or Change in Control Table

Triggering Event(1)	Mr. White(2)		Mr. Palmer(3)		Mr. Bouw(4)		Mr. Soloway(5)
Termination without Cause or for Good Reason Not in Connection With Change in Control
Base Salary	$1,900,000		$900,000		$475,000		$225,000
Annual Bonus	$1,400,000		$420,000		—		$174,375
Accelerated Vesting of Stock Options	$1,250,922		$280,000		—		—
Accelerated Vesting of Restricted Share Unit Awards	—		—		—		—
Health and Welfare Benefits	—		—		—		$11,135	(6)
TOTAL	$4,550,922		$1,600,000		$475,000		$410,510
Termination without Cause or for Good Reason in Connection With Change in Control
Base Salary	$1,900,000		$900,000		$475,000		$225,000
Annual Bonus	$2,000,000		$1,020,000		—		$174,375
Accelerated Vesting of Stock Options	$1,250,922	(7)	$560,000	(7)	$84,000	(7)	$67,333	(7)
Accelerated Vesting of Restricted Share Unit Awards	$55,569,454	(8)	—		—		—
Health and Welfare Benefits	—		—		—		$11,135	(6)
TOTAL	$60,720,376		$2,480,000		$559,000		$477,843
Death or Disability
Base Salary	—		—		—		$225,000
Annual Bonus	$1,400,000		$420,000		—		$174,375
TOTAL	$1,400,000		$420,000		—		$399,375

(1)

The calculations presented in this table illustrate the estimated payments and benefits that would have been paid to each of the Named Executive Officers had their employment been terminated on December 31, 2017 for each of the following reasons: a termination of employment without “cause” or a termination of employment by a Named Executive Officer for “good reason” (including following a change in control of DTZ Jersey Holdings Limited) or the individual’s death or disability. The calculations assume that the options were subject to their original terms without regard to the above-described exchange.

(2)

For purposes of this analysis, Mr. White’s compensation is assumed to be as follows: base salary equal to $950,000 and outstanding unvested options subject to time-based vesting requirements to purchase 1,787,032 ordinary shares, of which 40% of such shares would accelerate. In the event of his death or disability, Mr. White is eligible to receive a pro rata portion of his target annual cash bonus opportunity for the year of his death or disability, based on our actual performance for the year.

(3)

For purposes of this analysis, Mr. Palmer’s compensation is assumed to be as follows: base salary equal to $600,000 and outstanding unvested options subject to time-based vesting requirements to purchase 800,000 ordinary shares, of which 20% of such shares would accelerate in the absence of a change in control and 40% following a change in control. In the event of his death or disability, Mr. Palmer is eligible to receive a pro rata portion of his target annual cash bonus opportunity for the year of his death or disability, based on our actual performance for the year.

(4)

For purposes of this analysis, Mr. Bouw’s compensation is assumed to be as follows: base salary equal to $475,000 and outstanding unvested options subject to time-based vesting requirements to purchase 120,000 ordinary shares, the vesting of which 100% of such options would accelerate in the event of a qualifying termination following a change in control.

(5)

For purposes of this analysis, Mr. Soloway’s compensation is assumed to be as follows: base salary equal to $450,000 and outstanding unvested options subject to time-based vesting requirements to purchase 246,665 ordinary shares, the vesting of which 100% of such options would accelerate in the event of a qualifying termination following a change in control.

(6)	The Severance Plan provides for a lump-sum payment equal to the cost of Mr. Soloway’s coverage under COBRA for a period of 26 weeks.

(7)

Pursuant to the MEIP, 100% of unvested options subject to time-based vesting conditions shall vest upon a termination without cause or for good reason within the two year period following a change in control.

(8)

No termination of Mr. White’s employment is required for these awards to vest, subject to any applicable performance criteria, in the event of a liquidity event. These calculations assume that the change in control constitutes a liquidity event and achievement of the highest level of performance. In the absence of a liquidity event, only 2,500,000 RSUs would vest upon a change in control, with a value of $4,250,000.

Director Compensation Program

Our directors in Fiscal Year 2017 did not earn any compensation in respect of their service on the board.

We have adopted a compensation program for the non-employee members of our board of directors following the offering who are also not employees of our Principal Shareholders. This annual compensation program consists of the following elements:

Type of Compensation	Dollar Value
Annual retainer	$75,000
Audit Committee member/chair annual retainer	additional $10,000/$15,000
Compensation Committee member/chair annual retainer	additional $10,000/$15,000
Nominating & Corporate Governance Committee member/chair annual retainer	additional $5,000/$10,000

In addition, the non-employee members of our board of directors who are also not employees of our Principal Shareholders are also eligible to receive annual restricted share unit awards with a grant date value of $145,000, which will vest in full on the first anniversary of the date of grant.

Employee Stock Plans

2018 Omnibus Plans

In connection with this offering, we expect to adopt new omnibus incentive compensation plans that will permit the grant of cash and equity and equity-based incentive awards, including stock options, stock appreciation rights, restricted shares, RSUs and other share-based awards. Our employees, consultants and independent contractors will be eligible for grants under the ‘Management Plan,’ and our non-employee directors will be eligible for grants under the ‘Director Plan.’ The purpose of the plans is to provide incentives and rewards that will align the interests of our employees, consultants, independent contractors and non-employee directors with our long-term growth, profitability and financial success. The following is a summary of the expected material terms of the plans, but does not include all of the provisions of such plans. For further information about the plans, we refer you to the complete text of each of the Management Plan and the Director Plan, which will be filed with the SEC once they have been adopted.

Administration

The plans will be administered by the Compensation Committee or such other committee as designated by our Board of Directors. Among the Compensation Committee’s powers will be the power to determine those employees, consultants, independent contractors and non-employee directors who will be granted awards and the amount, type and other terms and conditions of awards. The Compensation Committee may delegate its powers and responsibilities under the plans, in writing, to a sub-committee, including delegating to a sub-committee of directors or employees the ability to grant awards to participants who are not our “executive officers” and to administer the plans. The Compensation Committee has discretionary authority to interpret and construe any and all provisions of the plans and the terms of any award (or award agreement) granted thereunder, and to adopt and amend such rules and regulations for the administration of the plans as it deems appropriate. Decisions of the Compensation Committee will be final, binding and conclusive.

On or after the date of grant of any award under the plans, the Compensation Committee may accelerate the date on which any award becomes vested, exercisable or transferable. The Compensation Committee may also extend the term of any award (including the period following a termination of a participant’s employment during which any award may remain outstanding); waive any conditions to the vesting, exercisability or transferability of any award; or provide for the payment of dividends or dividend equivalents with respect to any such award. The Compensation Committee does not have the authority and may not take any such action described in this paragraph to the extent that the grant of such authority or the taking of such action would cause any tax to become due under Section 409A of the Code.

Except in certain circumstances specified in the plans, including in a change in control (as defined in the plans), the Company will not reprice any stock option or stock appreciation right without the approval of our shareholders.

Available Shares

The aggregate number of our ordinary shares which may be issued or transferred pursuant to awards granted under the Management Plan and the Director Plan may not exceed 9,800,000 and 200,000 shares respectively, which may be authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury, or both. In general, if awards under the plans expire or are forfeited, cancelled or terminated without the issuance of ordinary shares, or are settled for cash in lieu of ordinary shares, or are exchanged for an award not involving ordinary shares, the shares covered by such awards will remain or become available for issuance under the plan under which it was issued. In addition, if the tax withholding requirements related to any full-value award under the plans are satisfied through the withholding by us of our ordinary shares otherwise then deliverable in respect of an award or through actual or constructive transfer to us of shares already owned, a number of shares equal to such withheld or transferred shares will again become available for issuance under the Management Plan or Director Plan, as applicable. However, if the exercise price or tax withholding requirements related to any stock option or stock appreciation right under the plans are satisfied through the withholding by us of our ordinary shares otherwise then deliverable in respect of an award or through actual or constructive transfer to us of shares already owned, then such withheld or transferred shares will be deemed issued under the applicable plan. Non-employee directors may not receive awards that when taken together with cash fees exceed a value of $700,000 in any fiscal year. Our board of directors may make exceptions to this limit for a non-executive chair of the board of directors, provided that the participant receiving such additional compensation may not participate in the decision to award such compensation.

Ordinary shares covered by awards granted pursuant to the plans in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not count as used under the Management Plan.

Eligibility for Participation

The persons eligible to receive awards under the Management Plan are our employees, consultants and independent contractors, and employees, consultants and independent contractors of our subsidiaries, as selected by the Compensation Committee.

The persons eligible to receive awards under the Director Plan are our non-employee directors, as selected by the Compensation Committee.

Cash Incentive Awards

The Compensation Committee may grant cash incentive awards, which may be settled in cash or in other property, including ordinary shares.

Stock Options and Stock Appreciation Rights

The Compensation Committee may grant nonqualified stock options (and incentive stock options under the Management Plan with respect to up to 9,800,000 ordinary shares) to purchase ordinary shares. The Compensation Committee determines the number of ordinary shares subject to each option, the vesting schedule, the method and procedure to exercise vested options (provided that no option may be exercisable after the expiration of ten years after the date of grant), restrictions on transfer of options and the other terms of each option. The exercise price per ordinary share covered by any option may not be less than 100% of the fair market value of an ordinary share on the date of grant.

Additionally, with respect to “incentive stock options” (within the meaning of Section 422 of the Code), the aggregate fair market value of ordinary shares with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under the Management Plan or any of our other plans or plans of our subsidiaries may not exceed $100,000. To the extent the fair market value of such shares exceeds $100,000, the incentive stock options granted to such option holder, to the extent and in the order required by applicable regulations, will be automatically deemed to be nonqualified stock options, but all other terms and provisions of such option will remain unchanged. No incentive stock option may be granted to a 10% shareholder unless the exercise price of the option is at least 110% of the fair market value of an ordinary share at the time such incentive stock option is granted and such incentive stock option is not exercisable after the expiration of five years from the date such incentive stock option is granted.

Other Stock-Based Awards

The Compensation Committee may grant other stock, stock-based or stock-related awards in such amounts and subject to such terms and conditions as determined by the Compensation Committee. Each such other stock-based award may (i) involve the transfer of ordinary shares to the award recipient, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of ordinary shares, (ii) be subject to performance-based and/or service-based conditions, (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, RSUs, performance shares, deferred share units or share-denominated performance units and (iv) be designed to comply with applicable laws of jurisdictions other than the United States; provided, that each award must be denominated in, or must have a value determined by reference to, a number of our ordinary shares that is specified at the time of the grant of such award.

Shareholder Rights

No person will have any rights as a shareholder with respect to any of our ordinary shares covered by or relating to any award granted pursuant to the plans until the date of the issuance of such shares on our books and records.

Amendment and Termination

Our Board of Directors may at any time suspend or discontinue the plans or revise or amend them in any respect whatsoever; provided, however, that to the extent that any applicable law, regulation or rule of a stock exchange requires shareholder approval for any such revision or amendment to be effective, such revision or amendment will not be effective without such approval. However, except as expressly provided in the plans, no such amendments may adversely affect in any material respect a participant’s rights under any previously granted and outstanding award without the consent of such affected participant.

Recoupment

Notwithstanding any other provision of the plans or any award agreement, we may recoup compensation paid or to be paid under the plans to the extent required by applicable law, permitted or required by our policies in effect on the grant date and required by applicable stock exchange rules.

Transferability

Awards granted under the plans are generally nontransferable (other than by will or the laws of descent and distribution), except that the Compensation Committee may provide for the transferability of nonqualified stock options subject to conditions and limitations as determined by the Compensation Committee.

PRINCIPAL SHAREHOLDERS

Prior to the issuance of securities in this offering and the Concurrent Private Placement, Holdings LP owns approximately 90% of our issued and outstanding ordinary shares. The partnership interests in Holdings LP are owned directly by the Principal Shareholders.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 153,209,294 ordinary shares outstanding as of July 23, 2018, and 208,421,971 ordinary shares to be outstanding after the completion of this offering and the consummation of the Concurrent Private Placement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of              for:

●	each person or group who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our named executive officers;

●	each of our directors and each director nominee; and

●	all of the executive officers, directors and director nominees as a group.

Unless otherwise noted, the address of each beneficial owner is c/o Cushman & Wakefield, 225 West Wacker Drive, Chicago, Illinois 60606.

	Prior to this Offering and the Concurrent Private Placement		After this Offering and Concurrent Private Placement
	Shares Beneficially Owned		Shares Beneficially Owned (if Underwriters do not Exercise their Option to Purchase Additional Shares)		Shares Beneficially Owned (if Underwriters Exercise their Option to Purchase Additional Shares)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
DTZ Investment Holdings LP(1)(2)(3)(4)	137,901,107	90.01%	137,901,107	66.16%	137,901,107	63.99%
Executive Officers and Directors
Brett White(5)	597,706	*	597,706	*	597,706	*
Duncan Palmer(6)	306,667	*	306,667	*	306,667	*
Brett Soloway(7)	86,890	*	86,890	*	86,890	*
John Forrester(8)	306,667	*	306,667	*	306,667	*
Michelle Hay(9)	4,444	*	4,444	*	4,444	*
Nathaniel Robinson	29,411	*	29,411	*	29,411	*
Jonathan Coslet	—	—	—	—	—	—
Timothy Dattels	—	—	—	—	—	—
Qi Chen	—	—	—	—	—	—
Lincoln Pan	—	—	—	—	—	—
Rajeev Ruparelia	—	—	—	—	—	—
Billie Williamson	—	—	—	—	—	—
All Executive Officers and Directors as a group (12 Persons)	1,331,785	0.87%	1,331,785	0.64%	1,331,785	0.62%

*	Represents beneficial ownership of less than 1%

(1)	100% of the partnership interests in Holdings LP are held by the TPG Funds, PAG Asia Capital and Ontario Teachers’ Pension Plan Board.

(2)

The TPG Funds beneficially own an aggregate of 68,440,319 ordinary shares (the “TPG Shares”) consisting of: (a) interests in 47,686,203 ordinary shares held, indirectly through Holdings LP, by TPG Drone Investment, L.P., a Cayman limited partnership, and (b) interests in 20,754,117 ordinary shares held, indirectly through Holdings LP, by TPG Drone Co-Invest, L.P., a Cayman limited partnership. The general partner of each of TPG Drone Investment, L.P. and TPG Drone Co-Invest, L.P. is TPG Asia Advisors VI, Inc., a Delaware corporation (“TPG Asia Advisors VI”). David Bonderman and James G. Coulter are officers and sole shareholders of TPG Asia Advisors VI and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of TPG Asia Advisors VI and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)

PAG Asia Capital beneficially owns interests in an aggregate of 51,478,483 ordinary shares (the “PAG Asia Capital Shares”), all of which are held, indirectly through Holdings LP, by PAGAC Drone Holding I LP, a Cayman limited partnership (“PAGAC Drone LP”). The general partner of PAGAC Drone LP is PAGAC Drone Holding GP I Limited, a Cayman exempted limited company. As directors of PAGAC Drone Holding GP I Limited, Messrs. Jon Robert Lewis, David Jaemin Kim and Noel Walsh and Ms. Tamara Williams have been delegated, in accordance with certain proxy voting guidelines, the authority to implement voting decisions and the authority to implement disposition decisions with respect to shares indirectly held by

PAGAC Drone Holding GP I Limited, including the Company’s 51,478,483 ordinary shares. Each of Messrs. Lewis, Kim and Walsh and Ms. Williams expressly disclaims beneficial ownership of such shares. The correspondence address of PAGAC Drone Holding GP I Limited is 32/F, AIA Central, 1 Connaught Road Central, Hong Kong.

(4)

Refers to interests in ordinary shares owned, indirectly through Holdings LP, by 2339532 Ontario Limited, a wholly owned subsidiary of OTPP. The President and Chief Executive Officer of OTPP has delegated to each of Mr. Andrew Taylor and Mr. Rajeev Ruparelia the authority to implement disposition decisions with respect to shares held by 2339532 Ontario Limited; however, approval of such decisions is made by senior personnel within the private capital group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the public equities group of OTPP in accordance with internal proxy voting guidelines. As such, each of Messrs. Taylor and Ruparelia expressly disclaims beneficial ownership of such shares. The address of 2339532 Ontario Limited and OTPP is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(5)	Includes 268,055 ordinary shares underlying options that are exercisable within 60 days of July 23, 2018.

(6)	Includes 186,667 ordinary shares underlying options and 45,000 ordinary shares underlying RSUs, each that are exercisable or may be settled, as applicable, within 60 days of July 23, 2018.

(7)	Includes 26,890 ordinary shares underlying options that are exercisable within 60 days of July 23, 2018.

(8)	Includes 186,667 ordinary shares underlying options and 60,000 ordinary shares underlying RSUs, each that are exercisable or may be settled, as applicable, within 60 days of July 23, 2018.

(9)	Includes 2,091 ordinary shares underlying options and 2,353 ordinary shares underlying RSUs, each that are exercisable or may be settled, as applicable, within 60 days of July 23, 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, board members or 5% or greater shareholders and their affiliates since January 1, 2015. We believe the terms and conditions in these agreements are reasonable and customary for transactions of these types.

Pursuant to our written related party transaction policy to be adopted in connection with this offering, the audit committee of the board of directors will be responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Restructuring

In connection with this offering, the shareholders of DTZ Jersey Holdings Limited exchanged their shares of DTZ Jersey Holdings Limited for newly issued shares in Cushman & Wakefield Limited. Following the Share Exchange, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with the Principal Shareholders and Vanke Service (the “Registration Rights Agreement”). The Registration Rights Agreement will provide the Principal Shareholders with demand rights and the Principal Shareholders and Vanke Service and shelf registration rights following the expiration of the 180-day lock-up period with the right for the Principal Shareholders and Vanke Service to participate in such demand and shelf registrations. In addition, the Registration Rights Agreement also will provide the Principal Shareholders and Vanke Service with piggyback registration rights on any registration statement, other than on Forms S-4, S-8 or any other successor form, to be filed by the Company. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of ordinary shares to be included in a registration statement and our right to delay a registration statement under certain circumstances.

Under the Registration Rights Agreement, we will agree to pay certain expenses related to any such registration and to indemnify the Principal Shareholders and Vanke Service against certain liabilities that may arise under the Securities Act.

The Registration Rights Agreement provides that the parties thereto irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the Registration Rights Agreement to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the Registration Rights Agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the Registration Rights Agreement, by a court of the State of New York or a federal court, which have exclusive jurisdiction over matters arising under the Registration Rights Agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the Registration Rights Agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the Registration Rights Agreement.

No condition, stipulation or provision of the Registration Rights Agreement serves as a waiver by any party to the Registration Rights Agreement or by us of compliance with any provision of the federal securities laws. The Registration Rights Agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered hereby. As a result, the waiver of jury trial provision in the Registration Rights Agreement does not apply to investors in this offering or the ordinary shares offered in this transaction. Purchasers of ordinary shares in the public secondary market will not be subject to the Registration Rights Agreement.

Arrangements with Certain Shareholders

In connection with the closing of this offering, we will enter into a Shareholders’ Agreement with the Principal Shareholders (the “Shareholders’ Agreement”).

The Shareholders’ Agreement will provide that the Principal Shareholders will have certain nomination rights to designate candidates for nomination to our board of directors. Subject to any restrictions under applicable law or the NYSE rules, each of TPG and PAG will also have the ability to appoint one director to each board committee, and OTPP will have the ability to appoint a director to the nominating and corporate governance committee.

As set forth in the Shareholders’ Agreement, for so long as each of TPG and PAG own at least 7.5% of our total ordinary shares outstanding as of the closing of this offering, TPG and PAG will each be entitled to designate for nomination two of the seats on our board of directors. Thereafter, each of TPG and PAG will be entitled to designate for nomination one director so long as they each own at least 2.5% of our total ordinary shares outstanding as of the closing of this offering. Further, for so long as OTPP owns at least 2.5% of our total ordinary shares outstanding as of the closing of this offering, it will be entitled to designate for nomination one director on our board of directors.

In addition, the Principal Shareholders jointly have the right to designate for nomination one additional director (the “Joint Designee”), who must qualify as independent under the rules and must meet the independence requirements of Rule 10A-3 of the Exchange Act, so long as they collectively own at least 50% of our total ordinary shares outstanding as of the closing of this offering. However, if the Principal Shareholders collectively own at least 50% of our total ordinary shares outstanding as of the closing of this offering and any individually owns less than 2.5% of our total ordinary shares outstanding as of the closing of this offering, then the Joint Designee shall be designated for nomination solely by the entities that own more than 2.5% of our total ordinary shares outstanding as of the closing of this offering.

We are required, to the extent permitted by applicable law, to take all necessary action (as defined in the Shareholders’ Agreement) to cause the board of directors and each board committee to include certain persons designated by the Principal Shareholders in the slate of director nominees recommended by the board of directors for election by the shareholders and solicit proxies and consents in favor of such director nominees. Subject to the terms of the Shareholders’ Agreement, each Principal Shareholder agrees to vote its shares in favor of the election of the director nominees designated by each of the Principal Shareholders.

In accordance with the Shareholders’ Agreement, TPG has appointed Mr. Coslet and Mr. Dattels, PAG has appointed Mr. Pan and Ms. Chen and OTPP has appointed Mr. Ruparelia to our board of directors.

In the case of a vacancy on our board of directors created by the removal or resignation of a director designated by any of the Principal Shareholders, the Shareholders’ Agreement will require us to nominate an individual designated by such entity for election to fill the vacancy.

The Shareholders’ Agreement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the Shareholders’ Agreement against us to the fullest extent permitted by applicable law, but does not apply to ongoing compliance with federal securities laws. No condition, stipulation or provision of the Shareholders’ Agreement serves as a waiver by any party thereto of compliance with or any rights under any provision of the federal securities laws. The Shareholders’ Agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered hereby or in the public secondary market.

We have also entered into a shareholder’s agreement with Vanke Service in connection with the Concurrent Private Placement (the “Vanke Shareholder’s Agreement”). The Vanke Shareholder’s Agreement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the Vanke Shareholder’s Agreement to the fullest extent permitted by applicable law, but does not apply to ongoing compliance with federal securities laws. No condition, stipulation or provision of the Vanke Shareholder’s Agreement serves as a waiver by any party thereto of compliance with or any rights under any provision of the federal securities laws. The Vanke Shareholder’s Agreement governs the relationship with Vanke Service and does not apply to investors in this offering or to any ordinary shares offered by Vanke Service in the future in the public secondary market.

In addition, the purchase agreement for the Concurrent Private Placement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the purchase agreement, but does not apply to ongoing compliance with federal securities laws. To our knowledge, a waiver of federal securities law claims may not be enforceable. No condition, stipulation or provision of the purchase agreement serves as a waiver by us of compliance with or any rights of Vanke Service under any provision of the federal securities laws. The purchase agreement governs the relationship with Vanke Service and does not apply to investors in this offering or to any ordinary shares offered in the future by Vanke Service in the public secondary market.

Directors

Prior to our initial public offering, our directors were not compensated for their services as directors. For additional information on the compensation provided to our board of directors, see “Compensation Discussion and Analysis—Director Compensation.”

Certain Relationships

From time to time, we do business with other companies affiliated with the Principal Shareholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

Management Services Agreement

TPG and PAG provide management and transaction advisory services to the Company pursuant to a management services agreement. For the years ended December 31, 2017, 2016 and 2015, the Company paid $0.9 million, $0.7 million and $11.3 million of transaction advisory fees related to integration activities in 2017 and 2016 and merger and acquisition activity in 2015. Additionally, the Company pays an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement matures on December 31, 2024, though it is subject to automatic termination immediately prior to the earlier of a successful initial public offering or a sale unless otherwise agreed by both TPG and PAG. In connection with this offering, the management services agreement will be terminated and, upon termination, a one-time termination fee of $11,930,000 will be paid. Of this amount, TPG will receive $6,809,000 and PAG will receive $5,121,000. In addition, in order to maintain proportionate economics, and pursuant to Holdings LP, an English limited partnership in which TPG, OTPP and PAG are partners, limited partnership agreement, OTPP will receive a distribution from the partnership of $3,252,000.

Deeds of Indemnification

In connection with this offering, we will enter into deeds of indemnification with each of our directors and executive officers. Pursuant to these agreements, we agree to indemnify these individuals to the fullest extent permissible under English law against liabilities arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of his or her powers, duties or responsibilities as a director or officer, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director. We also agree to use all reasonable endeavors to provide and maintain appropriate directors’ and officers’ liability insurance to the fullest extent permissible under English law (including ensuring that premiums are properly paid) for their benefit for so long as any claims may lawfully be brought against them.

Charter of Aircraft

In the ordinary course of our business, we occasionally charter private aircrafts from unaffiliated air charter companies. Brett White, our Executive Chairman and CEO, owns an aircraft which is managed by an independent air charter company unaffiliated with both Mr. White and us. We occasionally charter the aircraft owned by Mr. White from this company. The aircraft in the air charter company’s fleet, including the aircraft owned by Mr. White, are available to third parties for charter based upon fee schedules established by the air charter company, with the fees dependent primarily upon the type and size of the aircraft utilized and the duration of the flight. In addition to other authorizations for use of aircraft, our board has approved the charter of Mr. White’s aircraft for business use for up to 200 flight hours at prevailing prices, which are approximately $6,000 per hour. Because the air charter company establishes the prices and fees for the use of the aircraft in its fleet, Mr. White does not receive any greater benefit from our charter of the aircraft owned by him than he does from any other third party charter of his aircraft. The use of charter aircraft by Company personnel is governed by our aircraft use policy and is approved by our board of directors.

Non-employee director appointment letters

In connection with this offering, we will enter into letters of appointment with each of our non-employee directors. These letters set forth the main terms on which each of our non-employee directors serve on our board of directors. Continued appointment under the letter is contingent on continued satisfactory performance, re-nomination by the nominating and corporate governance committee and approval of the board of directors, re-election by the shareholders and any relevant statutory provisions and provisions of our articles of association relating to removal of a director.

Depositary Receipt Arrangements

Prior to this offering, a nominee of Holdings LP and a nominee of the other equity owners of DTZ Jersey Holdings Limited, received depositary receipts, each representing one ordinary share in Cushman & Wakefield Limited, in consideration for their equity in DTZ Jersey Holdings Limited, at a ratio of one of Cushman & Wakefield Limited’s ordinary shares for each share of DTZ Jersey Holdings Limited. The depositary receipts were issued by Computershare Trust Company, N.A., as depositary (the “Depositary”), and a nominee for the Depositary (the “Depositary Nominee”) is the registered holder of Cushman & Wakefield Limited’s ordinary shares issued in exchange for the shares of DTZ Jersey Holdings Limited.

The depositary receipts arrangement was established because, as a result of restrictions on transfer on certain of the Cushman & Wakefield Limited ordinary shares concerned, those ordinary shares could not be issued directly into DTC at the time of this offering. The use of the Depositary allows for the ordinary shares to be held in the Depositary initially and subsequently transferred into DTC without the application of U.K. stamp duty or SDRT, provided certain conditions are met. See “Taxation—Certain U.K. Tax Considerations—Stamp Duty and SDRT—Depositary arrangements and clearance services” for more information. The depositary receipts are not registered or listed on any stock exchange, are not currently eligible for deposit and clearing in DTC, and no trading market for them is expected to develop. Instead, subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts may request of the Depositary that all or a portion of their depositary receipts be cancelled in order to effectuate a transfer of the ordinary shares underlying such depositary receipts to Cede & Co., as nominee/custodian for DTC, which will hold the transferred ordinary shares on its customary terms, in order to settle trades of such ordinary shares (in the public market or otherwise), or to otherwise hold or transfer such shares through and within the DTC clearance system.

Subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts are generally entitled to the same rights as a direct holder of ordinary shares in Cushman & Wakefield plc or an investor holding book-entry interests in ordinary shares in Cushman & Wakefield plc through the DTC clearance system. The deposit agreement governing the depositary receipts representing our ordinary shares provides that holders of depositary receipts irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement.

No condition, stipulation or provision of the deposit agreement or depositary receipts serves as a waiver by any holder or beneficial owner of depositary receipts or by us or the depositary of compliance with any provision of the federal securities laws. The deposit agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered hereby. As a result, the waiver of jury trial provision in the deposit agreement does not apply to investors in this offering or the ordinary shares offered in this transaction. In order to conduct resales in the public market, holders of depositary receipts will need to exchange their depositary receipts for ordinary shares and such ordinary shares will not be subject to the deposit agreement.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our articles of association. This summary does not purport to give a complete overview and may not contain all of the information that is important to you. To understand them fully, you should read our articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the U.K. Companies Act 2006 as in force at the closing of this offering. The summary below also contains certain information regarding the manner in which existing shares in Cushman & Wakefield plc are held.

As of July 23, 2018, we had issued and outstanding 153,209,294 of our ordinary shares held by shareholders of record, including a deferred payment obligation related to the acquisition of Cassidy Turley that is evidenced by 7,375,419 ordinary shares that are subject to forfeiture. As of July 23, 2018, we also had outstanding options to purchase 4,881,629 of our ordinary shares, at a weighted average exercise price of $11.33 per share, and outstanding share-settled RSUs to receive up to 10,827,725 of our ordinary shares.

As of June 30, 2018, we had approximately 640 beneficial owners. As of June 30, 2018, all of the shareholders held depositary receipts in respect of our ordinary shares through one of two nominees, as described further under “Related Party Transactions - Depositary Receipt Arrangements,” except with respect to one fully paid up ordinary share issued to the general partner of Holdings LP in connection with the formation of Cushman & Wakefield Limited.

On July 20, 2018, Cushman & Wakefield plc undertook the Share Consolidation, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs. Upon the effectiveness of the Share Consolidation, the ordinary share capital of the Company was consolidated and divided into 153,209,294 ordinary shares with a nominal value of $0.10. In advance of the Share Consolidation, Cushman & Wakefield Limited issued 19 ordinary shares to the Depositary Nominee and the general partner of Holdings LP in order to avoid the creation of fractional ordinary shares as a result of the Share Consolidation. Unless otherwise indicated, all references to numbers of ordinary shares, options and RSUs and corresponding conversion prices and/or exercise prices and all per ordinary share data reflect the Company’s figures prior to undertaking the Share Consolidation and have not been adjusted to give effect to the Share Consolidation.

Ordinary Shares

Dividend Rights

Subject to preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares will be entitled to receive dividends out of profits legally available for that purpose (as stated in its accounts that are deemed to be relevant accounts for the purposes of the U.K. Companies Act 2006) at the times and in the amounts as our board of directors may determine from time to time. In addition, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate amount.

The articles of association permit the Company, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the Directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount. In addition, the Directors may decide to pay interim dividends.

All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof.

Voting Rights

Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid. The directors may from time to time make calls on shareholders in respect of any amounts unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

Preemptive Rights

There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the U.K. Companies Act 2006 in respect of the allotment of new shares as described in “—Differences in corporate law—Preemptive rights.” These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied only by way of a special resolution or under the articles of association. Such authority can only be granted, from time to time, for a specified period (not longer than five years).

Conversion or Redemption Rights

Our ordinary shares will be neither convertible nor redeemable.

Liquidation Rights

Holders of ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding.

Variation of Rights

The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by a special resolution passed at a general meeting of the shareholders of that class.

Capital Calls

Our board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 days’ notice provided by our board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our board of directors. None of our ordinary shares to be sold in this offering will be subject to a capital call.

Transfer of Shares

Our share register is maintained by our transfer agent, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through The Depository Trust Company, or DTC, is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register a transfer of a share that is:

●	not fully paid or on which we have a lien;

●	not lodged duly stamped at our registered office or at such other place as the directors may appoint, except where uncertificated shares are transferred without a written instrument;

●

not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer, except where a certificate has not been issued;

●	in respect of more than one class of share; or

●	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

Limitations on Ownership

Under English law and our articles of association, there are no limitations on the right of non-residents of the United Kingdom or owners who are not citizens of the United Kingdom to hold or vote our ordinary shares.

Listing

Our ordinary shares have been approved for listing on the NYSE under the trading symbol “CWK.”

Preferred Ordinary Shares

Our board of directors may, from time to time, following an ordinary resolution of the ordinary shareholders granting authority to the directors to allot shares and special resolution of the ordinary shareholders to amend the articles of association (and disapply pre-emption rights, if not already disapplied), direct the issuance of preferred ordinary shares in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Satisfaction of any dividend preferences of outstanding preferred ordinary shares would reduce the amount of funds available for the payment of dividends on ordinary shares. Holders of preferred ordinary shares may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of ordinary shares. Upon consummation of this offering and the redemption of the redeemable preferred shares issued prior to the Re-registration of Cushman & Wakefield plc, there will be no preferred ordinary shares outstanding, and we have no present intention to issue any preferred ordinary shares.

Registration Rights

Pursuant to the Registration Rights Agreement, the Principal Shareholders and Vanke Service will have, in certain circumstances, certain customary rights to request the registration of their ordinary shares and piggyback registration rights following the expiration of the 180-day lock-up period described above. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Principal Shareholders or Vanke Service sell a large number of ordinary shares, the market price of our ordinary shares could decline. See “Certain Relationships and Related Party Transactions” for a more detailed description of these registration rights.

Articles of Association and English Law Considerations

Directors

Number. Unless and until we, in a general meeting of our shareholders, otherwise determine, the number of directors shall not be more than eleven and shall not be less than five.

Borrowing powers. Under our directors’ general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Directors’ interests and restrictions. The following discussion should be read in conjunction with “Certain Relationships and Related Party Transactions.”

(a)

Our board of directors may, in accordance with our articles of association and the requirements of the U.K. Companies Act 2006, authorize a matter proposed to us that would, if not authorized, involve a breach by a director of his duty under section 175 of the U.K. Companies Act 2006 to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit that he or she derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by our board of directors.

(b)

Provided that he or she has disclosed to the directors the nature and extent of any material interest, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he or she may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his or her office, be accountable to the Company for any benefit that he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be required to be avoided because of any such interest or benefit.

(c)

A director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or she has an interest that (together with any person connected with him or her within the meaning of section 252 of the U.K. Companies Act 2006) is to his or her knowledge a material interest, other than (i) an interest in shares or debentures or other securities of the Company, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution or (iii) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting with respect to any resolution on which he or she is not entitled to vote.

(d)

A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her at the request of or for the benefit of us or any of our subsidiaries;

(ii)

the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiaries for which he or she has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)

any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he or she is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

(iv)

any proposal concerning any other company in which he or she is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he or she (together with persons connected with him or her) does not to his or her knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his or her interest is derived) or of the voting rights available to shareholders of the relevant company;

(v)

any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement, death or disability benefits scheme or an employees’ share scheme under which he or she may benefit and which relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

(vi)	any proposal under which he or she may benefit concerning the giving of indemnities to our directors or other officers which the directors are empowered to give under our articles of association;

(vii)

any proposal under which he or she may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers that the directors are empowered to purchase, fund or maintain under our articles of association; and

(viii)	any proposal under which he or she may benefit concerning the provision to directors of funds to meet expenditures in defending proceedings.

(e)

Where proposals are under consideration to appoint two or more directors to offices or employment with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not prohibited from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.

(f)

If any question shall arise at any meeting as to the materiality of a director’s interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting and his or her ruling in relation to any director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

Remuneration. The following discussion should be read in conjunction with “Compensation Discussion and Analysis—Director Compensation.”

(a)

Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of our company such fees as the directors may from time to time determine.

(b)

Any director who is appointed to hold any employment or executive office with us or who, at our request, goes or resides abroad for any of our purposes or who otherwise performs services that in the opinion of the directors are outside the scope of his or her ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine either in addition to or in lieu of any other remuneration.

(c)

Each director may be paid his or her reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting that as a director he or she is entitled to attend and shall be paid all expenses properly and reasonably incurred by him or her in the conduct of our company’s business or in the discharge of his or her duties as a director.

Pensions and other benefits. The directors may exercise all the powers of our company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, our company or any body corporate that is or has been a subsidiary of our company or a predecessor of the business of our company or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

Appointment and retirement of directors

(a)

The directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director so long as the total number of directors shall not exceed eleven.

(b)

We may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association so long as the total number of directors does not at any time exceed eleven.

(c)

Our articles of association will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors shall retire and shall (unless his or her terms of appointment with our company specify otherwise) be eligible for re-election at the annual general meeting held in each year.

(d)

The directors to retire by rotation pursuant to paragraph (c) above shall also include (so far as necessary to obtain the minimum number required) any relevant director who wishes to retire and not be re-elected.

(e)

At the meeting at which a director retires under any provision of our articles of association, we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

(i)	that director has given notice to us that he or she is unwilling to be elected; or

(ii)	at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

(f)	In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a vacancy in accordance with sub-paragraph (a) above.

(g)

In filling any vacancy, the new director’s appointment will be in the same class as the retiring director, and such new director shall retire from office at the annual general meeting in the same year as the director he or she is replacing would have retired. If any additional directors are appointed, the board shall as part of any such appointment specify in which year such director will be eligible for re-election, keeping each class of directors as close to one-third of the total number of directors as possible.

(h)

The retirement of a director pursuant to paragraphs (c) and (d) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Removal of directors. Under the U.K. Companies Act 2006 and our articles of association, directors can be removed from office at any time by ordinary resolution or by a majority vote of the board of directors before the expiration of his or her term with or without cause.

Indemnity of directors. Under our articles of association, each of our directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties to the fullest extent permissible under the U.K. Companies Act 2006. The U.K. Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Shareholder rights plan

The articles of association provide our board of directors with the power to establish a rights plan and to grant rights to subscribe for ordinary shares in the Company and/or depositary receipts, certificates, instruments or other documents of title representing such ordinary shares (the “depositary interests”) pursuant to a rights plan where, in the opinion of our board of directors, acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood that:

1)	any process which may result in an acquisition or change of control of the Company is conducted in an orderly manner;

2)	an optimum price is achieved for the ordinary shares or depositary interests;

3)	the board of directors would have time to gather relevant information or pursue appropriate strategies;

4)	the success of the Company would be promoted for the benefit of its members as a whole;

5)	the long term interests of the Company, its members and business would be safeguarded; and/or

6)	the Company would not suffer serious economic harm.

The articles of association further provide that our board of directors may, in accordance with the terms of a rights plan, determine to (i) allot ordinary shares pursuant to the exercise of rights or (ii) exchange rights for ordinary shares or depositary interests, where in the opinion of our board of directors acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood of any or all of the factors mentioned in clauses (1) through (6) above.

These measures are included in the articles of association as the Takeover Code is not expected to apply to the Company and these measures are included commonly in the constitutions of U.S. companies. These provisions will apply for so long as the Company is not subject to the Takeover Code.

Shareholders’ meetings

Annual general meetings. Each year, we will hold a general meeting of our shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held within six months from the day following the end of our fiscal year at such time and place as the directors may appoint.

Calling of general meetings. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.”

Quorum of meetings. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Shareholders who together represent at least a majority of the voting rights of all of the shareholders entitled to vote at a meeting shall constitute a quorum for all purposes.

Shareholder proposals

The articles of association impose requirements on the content of any shareholder notice to either: (i) request a general meeting for the purposes of proposing a resolution; or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) matters relating to the identity of the relevant shareholder(s) and certain associated persons (including those acting in concert), and their respective interests in the Company. Additionally, the articles of association impose further requirements as to when such notices must be delivered. The provisions require (broadly, and subject to limited exceptions) the notices to be delivered to the company no earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the anniversary of the previous year’s annual general meeting. If these additional content and timing requirements are not complied with, then the relevant shareholder(s) who gave the notice, shall not be entitled to vote their shares (either in person or by proxy) at a general meeting in respect of the matters which are the subject of such notice.

Choice of forum/Governing law

The rights of holders of our ordinary shares will be governed by the laws of England and Wales.

Our articles of association will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Our articles of association to be effective in connection with the closing of this offering will provide that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act.”

Mandatory offers

Although the Company will not be subject to the Takeover Code, our board of directors recognizes the importance of the mandatory offer provisions and certain other Takeover Code protections afforded to shareholders of companies that are mandatorily subject to the Takeover Code. Our articles of association include similar protections. These provisions are summarized below and seek to regulate certain acquisitions of interests in the ordinary shares of the Company but do in some respects differ from the terms of the analogous protection under the Takeover Code. These provisions do not, however, provide all of the protections provided by the Takeover Code as our board of directors does not believe all provisions of the Takeover Code would be of benefit to the Company’s shareholders.

Under the applicable provisions of the articles of association, which are intended to be similar to Rule 9 of the Takeover Code (except as described below), a person must not:

(i)

whether by a series of transactions over a period of time or not, acquire an interest in ordinary shares which (taken together with ordinary shares in which persons determined by our board of directors to be acting in concert with him or her are interested) carry 30 percent or more of the voting rights of the Company; or

(ii)

while he or she (together with persons determined by our board of directors to be acting in concert with him or her) is interested in ordinary shares which in aggregate carry not less than 30 percent but not more than 50 percent of the voting rights of the Company, acquire, whether by himself or herself or with persons determined by our board of directors to be acting in concert with him or her, an interest in any other ordinary shares that (taken together with any interests in ordinary shares held by persons determined by the board of directors to be acting in concert with him or her), increases the percentage of ordinary shares carrying voting rights in which he or she is interested, except, in either case:

1)	with the advance consent of our board of directors or pursuant to an offer that is recommended by our board of directors;

2)

where the acquisition is made as a result of a voluntary offer made and implemented, save to the extent that our board of directors determines otherwise, for all of the issued and outstanding ordinary shares of the Company, that is in cash (or accompanied by a cash alternative), that is at a price not less than the highest price at which the acquirer (or any person acting in concert with him or her) has acquired or been issued shares in the 12-month period prior to such offer being made, with the offer being open for acceptances for at least 14 days after such offer becomes or is declared unconditional as to acceptances, and otherwise in accordance with the Takeover Code (as if the Takeover Code applied to the Company);

3)

where the acquisition is made pursuant to a single transaction which causes a breach of either limit described in (i) or (ii) above (otherwise than as a result of an offer) and the acquirer makes and implements a mandatory offer to all other shareholders of the Company on the basis described below (provided that, subject to certain exceptions, no further acquisitions are made by the acquirer other than pursuant to such a mandatory offer);

4)	an acquisition previously approved in general meeting by the shareholders of the Company who are independent of the acquirer and its concert parties; or

5)

there is an increase in the percentage of the voting rights attributable to an interest in ordinary shares held by a person or by persons determined by our board of directors to be acting in concert with him or her and such an increase would constitute a breach of either limit described in (i) or (ii) above where such increase results from the Company redeeming or purchasing its own ordinary shares or interests in ordinary shares.

Where a mandatory offer is required under the articles of association for the acquirer to avail itself of the exception in (3) above, such mandatory offer must be made and implemented in accordance with the rules applicable to mandatory offers under the Takeover Code (as if the Takeover Code applied to the Company). In particular, it must be unconditional (other than as to acceptances), be in cash (or accompanied by a cash alternative) and be at the highest price paid by such person required to make the mandatory offer (or any other person acting in concert with such person) for any interest in ordinary shares in the Company during the previous 12 months. Such a mandatory offer must be made within seven days of breaching either limit described in (i) or (ii) above, which is a shorter time period than would normally apply under the analogous provisions of the Takeover Code.

The exemption from breaching either limit described in (i) or (ii) (as described in (2) above) is narrower than the analogous exemption in the Takeover Code because under the Takeover Code acquisitions pursuant to non-cash and partial offers may also be exempt. This potentially provides our board of directors with greater power to defend a hostile non-cash or partial tender offer than would otherwise be available under the Takeover Code.

As set out in Article 131 of the articles of association, our board of directors has various powers (the exercise of which are subject to their fiduciary duties) to enforce these provisions (including disenfranchisement (as regards voting and entitlement to distributions) and refusal to register the transfer of ordinary shares).

Our board of directors has the full authority to determine the application of these provisions in the articles of association, including the deemed application of any relevant parts of the Takeover Code and such authority includes all the discretion that the Takeover Panel would exercise if the Takeover Code applied to the Company. Our board of directors is not required to give any reason for any decision or determination it makes.

Other English law considerations

Mandatory purchases and acquisitions. Pursuant to sections 979 to 991 of the U.K. Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.

Disclosure of interest in shares. Pursuant to Part 22 of the U.K. Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us the details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. Under our articles of association, if a person defaults in supplying us with the required details in relation to the shares in question, or “Default Shares,” a court may order that:

●	in respect of the Default Shares, the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or

●

where the Default Shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/

or (b) no transfers by the relevant person of shares other than approved transfers may be registered (unless such person is not in default and the transfer does not relate to Default Shares), and/or (c) any shares held by the relevant person in uncertificated form shall be converted into certificated form.

Purchase of own shares. Subject to certain limited exceptions, under the U.K. Companies Act 2006, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because NYSE is not a “recognized investment exchange” under the U.K. Financial Services and Markets Act 2000, we may, subject to certain limited exceptions, purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire. A share buy-back by us of our ordinary shares will also give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by us, and such stamp duty will be paid by us.

Differences in Corporate Law

Certain provisions of the U.K. Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the U.K. Companies Act 2006 that will be applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of directors	Under the U.K. Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association. Our articles of association provide that the maximum number of directors is 11.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of directors	Under the U.K. Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the U.K. Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority shareholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.

Vacancies on the board of directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of

	England and Wales	Delaware
	where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	directors, may be filled by a majority of the remaining directors.

Annual general meeting	Under the U.K. Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period from the day following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General meeting

Under the U.K. Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.

Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of general meetings	Under the U.K. Companies Act 2006, not less than 21 clear days’ notice (i.e. 21 days, including weekdays, weekends and holidays, but excluding the date on which notice is given and the date of the meeting itself) must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice to the Company. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	Under the U.K. Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	England and Wales	Delaware

Preemptive rights	Under the U.K. Companies Act 2006, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. Such authority can only be granted from time to time, for a specified period (not longer than five years). Preemptive rights will not apply with respect to the shares issued in connection with the IPO.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Authority to allot	Under the U.K. Companies Act 2006, the directors of a public limited company must not allot shares in the company or grant rights to subscribe for or convert any security into shares in the company unless they are authorised to do so by the company’s articles or by an ordinary resolution of the company’s shareholders, and in each case only in accordance with the provisions of the U.K. Companies Act 2006.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of directors and officers	Under the U.K. Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the U.K. Companies Act 2006, which provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●  any breach of the director’s duty of loyalty to the corporation or its shareholders;

●  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●  any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Voting rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the U.K. Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote.

If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder vote on	The U.K. Companies Act 2006 provides for schemes of arrangement, which are	Generally, under Delaware law, unless the certificate of incorporation provides for the vote

	England and Wales	Delaware
certain transactions

arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations, capital reorganizations or takeovers.

These arrangements require the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy, and the approval of the court.

of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of conduct for directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●  to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

●  to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

●  to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

●  to exercise independent judgment;

●  to exercise reasonable care, skill and diligence;

●  not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

●  a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

	England and Wales	Delaware

Shareholder litigation

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, the U.K. Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●  state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

●  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

●  state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

U.K. City Code on Takeovers and Mergers

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to the Takeover Code, which is issued and administered by the Takeover Panel. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

(a)

acquires an interest in our shares which, when taken together with shares in which such person or persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

(b)

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

It is not currently expected that we would have our place of central management and control in the United Kingdom.

Exchange Controls

There are no laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

Depositary Receipt Arrangements

Prior to this offering, a nominee of Holdings LP, an English limited partnership in which TPG, OTPP and PAG are partners, and a nominee of the other equity owners of DTZ Jersey Holdings Limited, received depositary receipts, each representing one ordinary share of Cushman & Wakefield Limited in consideration for their equity in DTZ Jersey Holdings Limited, at a ratio of one of Cushman & Wakefield Limited’s ordinary shares for each share of DTZ Jersey Holdings Limited. The depositary receipts were issued by Computershare Trust Company, N.A., as depositary (the “Depositary”), and a nominee for the Depositary (the “Depositary Nominee”) is the registered holder of Cushman & Wakefield Limited’s ordinary shares issued in exchange for the shares of DTZ Jersey Holdings Limited.

The depositary receipts arrangement was established because, as a result of restrictions on transfer on certain of the Cushman & Wakefield Limited ordinary shares concerned, those ordinary shares could not be issued directly into DTC at the time of this offering. The use of the Depositary allows for the ordinary shares to be held in the Depositary initially and subsequently transferred into DTC without the application of U.K. stamp duty or SDRT, provided certain conditions are met. See “Taxation—Certain U.K. Tax Considerations—Stamp Duty and SDRT—Depositary arrangements and clearance services” for more information. The depositary receipts are not registered or listed on any stock exchange, are not currently eligible for deposit and clearing in DTC, and no trading market for them is expected to develop. Instead, subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts may request of the Depositary that all or a portion of their depositary receipts be cancelled in order to effectuate a transfer of the ordinary shares underlying such depositary receipts to Cede & Co., as nominee/custodian for DTC, which will hold the transferred ordinary shares on its customary terms, in order to settle trades of such ordinary shares (in the public market or otherwise), or to otherwise hold or transfer such shares through and within the systems of DTC clearance system.

Subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts are generally entitled to the same rights as a direct holder of ordinary shares in Cushman & Wakefield plc or an investor holding book-entry interests in ordinary shares in Cushman & Wakefield plc through the DTC clearance system. The deposit agreement governing the depositary receipts representing our ordinary shares provides that holders of depositary receipts irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement.

No condition, stipulation or provision of the deposit agreement or depositary receipts serves as a waiver by any holder or beneficial owner of depositary receipts or by us or the depositary of compliance with any provision of the federal securities laws. The deposit agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the Ordinary Shares offered hereby. As a result, the waiver of jury trial provision in the deposit agreement does not apply to investors in this offering or the Ordinary Shares offered in this transaction. In order to conduct resales in the public market, holders of depositary receipts will need to exchange their depositary receipts for Ordinary Shares and such Ordinary Shares will not be subject to the deposit agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

First Lien Credit Agreement

The Borrowers entered into a first lien credit agreement, or the First Lien Credit Agreement, dated as of November 4, 2014, in connection with the acquisition of DTZ, which was subsequently amended as of August 13, 2015, September 1, 2015, December 22, 2015, April 28, 2016, June 14, 2016, November 14, 2016, September 15, 2017 and March 15, 2018. The First Lien Credit Agreement originally provided for term commitments in the aggregate amount of $750.0 million and Revolver commitments in the aggregate amount of $200.0 million (after giving effect to $280.0 million in term commitments and $50.0 million in Revolver commitments at a delayed draw date in connection with the acquisition of Cassidy Turley on December 31, 2014).

As of March 31, 2018, the First Lien Credit Agreement has been amended several times since establishment of the loan which has resulted in additional borrowings of $2.0 billion and an outstanding principal balance of $2.6 billion.

The amendment as of August 13, 2015, or First Lien Amendment No. 1, provided for certain technical amendments to the financial reporting covenant.

The amendment as of September 1, 2015, or First Lien Amendment No. 2, provided for, among other things, incremental term commitments in the aggregate amount of $1.1 billion incurred in connection with the acquisition of C&W Group, an increase to the Revolver commitments in the aggregate amount of $175.0 million, the refinancing of existing term loans and the amendment of the financial covenant under the Revolver.

The amendment as of December 22, 2015, or First Lien Amendment No. 3, provided for incremental term commitments in the aggregate amount of $75.0 million.

The amendment as of April 28, 2016, or First Lien Amendment No. 4, amended the First Lien Credit Agreement to, among other things, effect certain technical amendments to the financial reporting covenant.

The amendment as of June 14, 2016, or First Lien Amendment No. 5, provided for incremental term commitments in the aggregate amount of $350.0 million.

The amendment as of November 14, 2016, or First Lien Amendment No. 6, provided for incremental term commitments in the aggregate amount of $215.0 million. The new cash proceeds from the incremental term commitments under First Lien Amendment No. 6 were used to refinance and prepay the outstanding principal of $210.0 million under the Second Lien Loan and $5.0 million of the $25.0 million incremental term loan principal under the Second Lien Credit Agreement.

The amendment as of November 14, 2016, or First Lien Amendment No. 7, amended the financial covenant under the Revolver.

The amendment as of September 15, 2017, or First Lien Amendment No. 8, extended the maturity of approximately $296.2 million of the $375.0 million of outstanding Revolver commitments to the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans.

The amendment as of September 15, 2017, or First Lien Amendment No. 9, amended the financial covenant under the Revolver.

The amendment as of March 15, 2018, or First Lien Amendment No. 10, provided for incremental term commitments in the aggregate amount of $250.0 million and an increase to the Revolver commitments in the aggregate amount of approximately $111.0 million.

The amendment as of March 15, 2018, or First Lien Amendment No. 11, amended the financial covenant under the Revolver.

The U.S. Borrower and the Australian Borrower are the borrowers under the First Lien Credit Agreement, as amended, and all of the UK Guarantor’s wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions), as well as certain wholly owned subsidiaries organized under the laws of the British Virgin Islands, the Cayman Islands, Ireland, Luxembourg and the Netherlands, have guaranteed the obligations under the First Lien Credit Agreement, as amended. We refer to these guarantors, together with the UK Guarantor and the Borrowers as the Loan Parties. The First Lien Credit Agreement, as amended, is secured by a perfected first priority security interest in substantially all tangible and intangible assets, including intellectual property, real property and capital stock, of each Loan Party organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions). The First Lien Credit Agreement, as amended, is also secured by a perfected first priority security interest in all capital stock of certain Loan Parties organized under the laws of Luxembourg and the Netherlands. Loan Parties organized under the laws of the British Virgin Islands, the Cayman Islands and Ireland do not provide perfected security interests over their assets.

For the years ended December 31, 2017, 2016 and 2015, the Borrowers did not make prepayments on the first lien term loans.

As of December 31, 2017, the Borrowers had no outstanding Revolver loans.

As of December 31, 2017, the Borrowers had outstanding letters of credit in the aggregate principal amount of $65.5 million.

The following is a summary of the material terms of the First Lien Credit Agreement, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the First Lien Credit Agreement, as amended.

Maturity.  The First Lien Loan matures on November 4, 2021 and is payable in fifteen remaining consecutive equal quarterly installments of approximately $6.8 million each. Approximately $407.2 million of outstanding Revolver commitments automatically terminate and all Revolver loans thereunder become due and payable on the date that is the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans. The remaining approximately $78.8 million of Revolver commitments that were not extended pursuant to First Lien Amendment No. 8 automatically terminate and all Revolver loans thereunder become due and payable on November 4, 2019.

Interest.  The First Lien Loan bears interest at a rate equal to the Eurodollar rate plus 3.25% per annum or, at the U.S. Borrower’s option, the base rate plus 2.25% per annum. The average effective interest rate on the first lien term loans for the years ended December 31, 2017 and 2016 was 4.79%. The Revolver loans bear interest at a rate equal to the Eurodollar rate plus a margin of between 4.00% and 4.50% per annum (determined by the First Lien Net Leverage Ratio) or at the U.S. Borrower’s option, the base rate plus a margin of between 3.00% and 3.50% per annum (determined by the First Lien Net Leverage Ratio). In addition, an annual commitment fee equal to 0.5% (declining to 0.375%, if the First Lien Net Leverage Ratio equal to or less than 3.75 to 1.00 is met) accrues and is payable quarterly in arrears on the daily average undrawn portion of the Revolver commitments.

Mandatory Prepayments.  The First Lien Credit Agreement, as amended, is subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain exceptions and reinvestment rights; (3) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the First Lien Credit Agreement, as amended); and (4) 50% of excess cash flow, as defined in First Lien Credit Agreement, as amended (declining to 25%, if the First Lien Leverage Ratio equal to or less than 3.75 to 1.00 but greater than 3.25 to 1.00 is met and to 0% if the First Lien Leverage Ratio of less than 3.25 to 1.00 is met). Any such prepayment is applied to the First Lien Loan to the extent not declined by the First Lien Loan lenders.

Covenants.  The First Lien Credit Agreement, as amended, contains customary affirmative covenants including, among others, covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral.

The First Lien Credit Agreement, as amended, contains a financial covenant, tested on the last day of each fiscal quarter if, on the last day of such fiscal quarter, there are outstanding Revolver loans, swing line loans and letters of credit (but excluding (i) any undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business and (ii) any letters of credit that are cash collateralized or backstopped in a manner reasonably satisfactory to the first lien administrative agent) in an aggregate principal amount exceeding the then applicable percentage threshold (which varies depending on the outstanding aggregate principal amount of undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business) multiplied by the aggregate Revolver commitments. If the financial covenant is triggered, the UK Guarantor may not permit the First Lien Net Leverage Ratio as of the last day of such test period to be greater than 5.80 to 1.00. This financial covenant has not been triggered in any period since we entered into our First Lien Credit Agreement in 2014.

The First Lien Credit Agreement, amended, contains customary negative covenants that, among other things, restrict the UK Guarantor’s and its restricted subsidiaries’ ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements relating to junior financing and charter documents and change its fiscal year. In addition, under the First Lien Credit Agreement, an event of default would result upon the occurrence of a “change of control.” A “change of control” is defined to include, once the Principal Shareholders and certain management shareholders collectively own capital stock representing less than the majority of the voting power represented by our issued and outstanding capital stock, the acquisition by any person or group of thirty-five percent (35%) of the aggregate ordinary voting power if it equals or is a greater than the percentage of the voting power of the Principal Shareholders and certain management shareholders collectively.

As of December 31, 2017, we were in compliance with all covenants under the First Lien Credit Agreement, amended.

After the consummation of this offering, we expect to refinance the First Lien Loan and the Revolver with new senior secured credit facilities in an aggregate principal amount of approximately $2.65 billion of first lien term loans and approximately $805 million of revolving commitments. We can provide no assurance that we will be able to complete the refinancing or as to the terms on which any such refinancing will be completed.

Second Lien Credit Agreement

The UK Guarantor and the Borrowers entered into a second lien credit agreement, or the Second Lien Credit Agreement, dated as of November 4, 2014, in connection with the acquisition of DTZ, which was subsequently amended as of August 13, 2015, September 1, 2015, December 22, 2015, April 28, 2016 and May 19, 2017. The Second Lien Credit Agreement originally provided for term commitments in the aggregate amount of $210.0 million.

As of March 31, 2018, the Second Lien Credit Agreement has been amended several times since establishment of the loan, which has resulted in additional borrowings of $475.0 million and repayments of $215.0 million, which resulted in an outstanding principal balance of $470.0 million.

The amendment as of August 13, 2015, or Second Lien Amendment No. 1, provided for certain technical amendments to the financial reporting covenant.

The amendment as of September 1, 2015, or Second Lien Amendment No. 2, provided for incremental term commitments in the aggregate amount of $250.0 million, incurred in connection with the acquisition of C&W.

The amendment as of December 22, 2015, or Second Lien Amendment No. 3, provided for incremental term commitments in the aggregate amount of $25.0 million.

The amendment as of April 28, 2016, or Second Lien Amendment No. 4, amended the Second Lien Credit Agreement to, among other things, effect certain technical amendments to the financial reporting covenant.

The amendment as of May 19, 2017, or Second Lien Amendment No. 5, provided for incremental term commitments in the aggregate amount of $200.0 million.

The U.S. Borrower and the Australian Borrower are the borrowers under the Second Lien Credit Agreement, as amended, and all of the UK Guarantor’s wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore (subject to certain customary exceptions), as well as certain wholly owned subsidiaries organized under the laws of the British Virgin Islands, the Cayman Islands, Ireland, Luxembourg and the Netherlands, have guaranteed the obligations under the Second Lien Credit Agreement, as amended. We refer to these guarantors, together with the UK Guarantor and the Borrowers as the Loan Parties. The Second Lien Credit Agreement, as amended, is secured by a perfected second priority security interest in substantially all tangible and intangible assets, including intellectual property, real property and capital stock, of each Loan Party organized under the laws of the United States, England and Wales, Australia and Singapore. The Second Lien Credit Agreement, as amended, is also secured by a perfected second priority security interest in all capital stock of certain Loan Parties organized under the laws of Luxembourg and the Netherlands. Loan Parties organized under the laws of the British Virgin Islands, the Cayman Islands and Ireland do not provide perfected security interests over their assets.

For the years ended December 31, 2017, 2016 and 2015, the Borrowers did not make mandatory prepayments on the Second Lien term loans. In November 2016, the Borrowers made voluntary prepayments of $210.0 million under the Second Lien Loan and $5.0 million of the $25.0 million incremental term loan principal under the Second Lien Credit Agreement. In April 2018, the Borrowers made voluntary prepayments of $20.0 million of the outstanding Second Lien term loans.

The following is a summary of the material terms of the Second Lien Credit Agreement, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Second Lien Credit Agreement, as amended.

Maturity.  The Second Lien Loan matures on November 4, 2022.

Interest.  $450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75%. The average effective interest rates on the Second Lien term loans for the years ended December 31, 2017 and 2016 were 8.87% and 9.30%, respectively.

Mandatory Prepayments.  The Second Lien Credit Agreement, as amended, contains mandatory prepayment provisions substantially similar to those under the First Lien Credit Agreement but no prepayment pursuant to the mandatory prepayment provisions is required or permitted under the Second Lien Credit Agreement, as amended, with certain exceptions, prior to the maturity of the First Lien Loan or if such prepayment is prohibited by the intercreditor agreement.

Covenants.  The Second Lien Credit Agreement, as amended, contains customary affirmative covenants including, among others, covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral.

The Second Lien Credit Agreement does not contain a financial covenant.

The Second Lien Credit Agreement, as amended, contains customary negative covenants that, among other things, restrict the UK Guarantor and its restricted subsidiaries’ ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements relating to junior financing and charter documents and change its fiscal year. In addition, under the Second Lien Credit Agreement, as amended, an event of default would result upon the occurrence of a “change of control.” A “change of control” is defined to include, once the Principal Shareholders and certain management shareholders collectively own capital stock representing less than the majority of the voting power represented by our issued and outstanding capital stock, the acquisition by any person or group of thirty-five percent (35%) of the aggregate ordinary voting power if it equals or is a greater than the percentage of the voting power of the Principal Shareholders and certain management shareholders collectively.

As of December 31, 2017, we were in compliance with all covenants under Second Lien Credit Agreement, as amended.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid trading market for our ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of ordinary shares, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our ordinary shares prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time.

Sales of Restricted Shares

Upon the closing of this offering and the Concurrent Private Placement, we will have outstanding an aggregate of 208,421,971 ordinary shares, including 45,000,000 ordinary shares sold in this offering and 10,212,677 ordinary shares sold in the Concurrent Private Placement. Of these shares, we expect all of the ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 of the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. We expect that all of our ordinary shares outstanding prior to the closing of this offering and all of the shares sold in the Concurrent Private Placement will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up Agreements

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

●

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●

file any registration statement or make a confidential submission with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph does not apply to:

●	any ordinary shares to be sold in this offering or the Concurrent Private Placement;

●	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

●	the grant of restricted stock, options or other equity awards pursuant to employee benefit plans, provided that the recipients thereof execute and deliver to the Representatives a “lock-up” agreement for the remainder of the restricted period or, in the case of options, such options do not become exercisable during restricted period;

●

the filing of a registration statement on Form S-8 relating to the offering of securities granted or to be granted in accordance with an equity incentive plan, employee benefit plan, employment agreement or similar arrangement described in this prospectus (provided that any ordinary shares registered pursuant to such registration statement shall be subject to lock-up restrictions for the remainder of the restricted period);

●

the sale or issuance of or entry into an agreement to sell or issue ordinary shares or any securities convertible into or exercisable or exchangeable for such ordinary shares in connection with bona fide mergers, acquisitions or joint ventures, subject to certain limitations, provided that the aggregate number of ordinary shares or securities convertible into or exercisable for ordinary shares that the Company may sell or issue or agree to sell or issue does not exceed 10% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and that any recipient of the shares execute and deliver a “lock-up” agreement;

●

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and to the extent a public announcement or filing is required or voluntarily made by the company, such announcement or filing will include a lock-up provision;

●

the sale or issuance of ordinary shares to one or more employees of the Company as required pursuant to an agreement in effect on the date hereof, provided that any such ordinary shares shall be subject to the lock-up provisions of an existing Stockholder Agreement and the aggregate number of ordinary shares that the Company may sell or issue or agree to sell or issue shall not exceed 0.3% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering; or

●

the sale of Ordinary Shares (i) to Vanke Service pursuant to one or more private placement transactions closing no later than August 31, 2018 and (ii) to Vanke Service following any exercise of an over-allotment option by the Underwriters in order to enable Vanke Service to maintain the same proportion of Ordinary Shares held to the total number of Ordinary Shares issued and outstanding immediately prior to the exercise of such over-allotment option, provided that (A) the total number of Ordinary Shares transferred pursuant to this clause shall not exceed 4.9% of the then-outstanding Ordinary Shares of the Company and (B) in the case of any transfer pursuant to this clause, Vanke Service shall sign and deliver to Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC a “lock-up” agreement.

Each of our directors and executive officers, the Principal Shareholders and Vanke Service have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the restricted period:

●

offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the director, executive officer or Principal Shareholder or any other securities so owned that are convertible into, exchangeable for ordinary shares, or publicly announce its intention to enter such transaction; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to each of our directors and executive officers, Principal Shareholders and Vanke Service, the restrictions described in the preceding paragraph does not apply to:

●

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made;

●

transfers as a bona fide gift or gifts, by operation of law through estate, other testamentary document or intestate succession, to any immediate family member or trust for the direct or indirect benefit of the signatory or any immediate family member of the signatory or pursuant to a qualified domestic order or divorce settlement, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if the signatory is a business entity, transfers to limited partners, general partners, members, nominees or shareholders of the signatory or its direct or indirect affiliates or other entities controlled or managed by the signatory not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if permitted by the Company, the establishment of a written trading plan pursuant to Rule 10b-5-1 under the Exchange Act for the transfer of ordinary shares during the lock-up period, provided that plan does not provide for the transfer of ordinary shares during the restricted period and no public disclosure of such plan is required or will be made during the restricted period, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

the exercise or settlement of stock options, restricted stock units or other equity awards pursuant to any plan or agreement granting such an award to an employee or other service provider of the Company or its affiliates (and any related transfer to the Company of ordinary shares necessary to generate such amount of cash needed for the payment of taxes due as a result of such settlement or exercise), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

transfers of ordinary shares to the Company in connection with the repurchase by the Company (i) of ordinary shares issued pursuant to the Cassidy Turley deferred payment obligation or (ii) pursuant to a management stockholders agreement or other agreement in effect as of the date of the lock-up agreement and pursuant to which such ordinary shares were issued or are subject, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

transfers in connection with the potential dissolution of Holdings LP, DTZ Investment Holdings GenPar LLP (“DTZ GenPar”) and/or FTL Nominees 2 Limited, distributions or transfers of ordinary shares to the undersigned’s limited partners, general partners, members, nominees or shareholders or any investment fund controlled or managed by any affiliate of DTZ Investment Holdings L.P. or DTZ Investment Holdings GenPar LLP or any of their direct or indirect affiliates, not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement; or

●	transfers of Ordinary Shares to certain other parties who have executed a substantially similar “lock-up” letter with the Representatives in one or more private placement transactions.

We and the Principal Shareholders have entered into a management stockholders’ agreement with each of our executive officers and all of our other employees that remains in effect until December 31, 2021 and which governs all of the equity held by our executive officers and all of our other employees, whether acquired pursuant to the exercise of options granted under the MEIP, the settlement of RSUs or purchases. The equity is held pursuant to a nominee arrangement and is generally nontransferable, except that a participant may transfer their rights for estate planning purposes or otherwise as permitted by us. In no event will a transfer be permitted to a competitor. The management stockholders’ agreement provides for drag-along, tag-along and post-termination repurchase and recapture rights, lock-up and other restrictions. The form of our management stockholders’ agreement provides that the parties thereto irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the management stockholders agreement to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the management stockholders’ agreements with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the management stockholders’ agreements, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the management stockholders’ agreements, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the management stockholders’ agreements. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the management stockholders’ agreements.

No condition, stipulation or provision of the management stockholders’ agreements serves as a waiver by any party to a management stockholders’ agreement or by us of compliance with any provision of the federal securities laws. The management stockholders’ agreements govern the relationships with our executive officers and employees who are holders of our ordinary shares and do not apply to investors in this offering or to the ordinary shares offered hereby or by such any management stockholders in the future in the public secondary market.

Rule 144

In general, under Rule 144 of the Securities Act, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering or in the Concurrent Private Placement may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

●	one percent of the number of ordinary shares then outstanding, which will equal approximately 2,084,219 shares immediately after this offering; and

●	the average weekly trading volume of the ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described above, all shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made without compliance with the holding period or current public information requirements contained in Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Pursuant to the Registration Rights Agreement, the Principal Shareholders and Vanke Service will have, in certain circumstances, certain customary rights to request the registration of their ordinary shares and piggyback registration rights following the expiration of the 180-day lock-up period described above. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Principal Shareholders sell a large number of ordinary shares, the market price of our ordinary shares could decline. See “Certain Relationships and Related Party Transactions” for a more detailed description of these registration rights.

TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of ordinary shares. In particular, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our ordinary shares (by vote or value), persons holding ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

The gross amount of any distribution of cash or property with respect to our ordinary shares that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We will not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares will be treated as qualified dividends if:

●

the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ordinary shares will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. If, contrary to our expectation, we are treated as a PFIC (or were so treated in our prior taxable year), dividends paid on the ordinary shares would not be treated as qualified dividends, and other adverse tax consequences could apply. Holders should consult their own tax advisers regarding these rules, including the availability of the reduced dividend tax rate, in light of their own particular circumstances.

Dividend distributions with respect to our ordinary shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any foreign income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such foreign income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional ordinary shares or rights to subscribe for ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Ordinary Shares

If a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a foreign withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such foreign taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ordinary shares.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Certain U.K. Tax Considerations

The summary below is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It relates only to certain limited aspects of the U.K. tax consequences of holding or disposing of ordinary shares and is based on current U.K. tax law and what is understood to be HMRC’s current published practice as at the date of this document (which are both subject to change at any time, possibly with retrospective effect). The rates and allowances for 2018/2019 stated in the U.K. tax section below reflect the current law.

The summary below does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular, the comments below are intended to apply only to holders of ordinary shares: (i) who are resident (and, in the case of individuals, domiciled) in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident holders is expressly referred to); (ii) to whom split-year treatment does not apply; (iii) who are and will be the absolute beneficial owners of their ordinary shares and any dividends paid in respect of them; (iv) who hold, and will hold, their ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realized in the course of a trade; (v) who hold less than 5% of the ordinary shares; and (vi) to whom the U.K. tax rules concerning carried interest do not apply in relation to their holding or disposal of ordinary shares. The comments below may not apply to certain holders, such as (but not limited to) persons who are connected with us, dealers in securities, broker dealers, financial institutions, insurance companies, charities, collective investment schemes, pension schemes, holders who are exempt from U.K. taxation or holders who are or were officers or employees of Cushman & Wakefield plc (or of any related company) and have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment (whether current, historic or prospective). Such holders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice and these paragraphs do not describe all of the circumstances in which holders of ordinary shares in Cushman & Wakefield plc may benefit from an exemption or relief from U.K. taxation. Holders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the U.K. should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

The statements below relating to U.K. stamp duty and SDRT should be read in conjunction with the comments made in the section entitled “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—Transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc” of this prospectus.

POTENTIAL INVESTORS SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of Dividends.

Withholding tax.

Dividend payments in respect of the ordinary shares may be made without withholding or deduction for or on account of U.K. tax.

Income tax.

Individual holders within the charge to U.K. income tax

When Cushman & Wakefield plc pays a dividend to a holder of ordinary shares who is an individual resident (for tax purposes) and domiciled in the U.K., the amount of income tax payable on the receipt, if any, will depend on the individual’s own personal tax position. “Dividend income” for these purposes includes U.K. and non U.K. source dividends and certain other distributions in respect of shares.

No U.K. income tax on dividend income received from Cushman & Wakefield plc should be payable by an individual holder of ordinary shares who is resident in the U.K. for tax purposes if the amount of dividend income received, when aggregated with the holder’s other dividend income in the year of assessment, does not exceed the nil rate amount. The nil rate amount is £2,000 for the 2018/2019 tax year. Dividend income in excess of the nil rate amount is taxed at the following rates for 2018/2019:

(a)	7.5%, to the extent that the dividend income falls within the basic rate band of income tax;

(b)	32.5%, to the extent that the dividend income falls within the higher rate band of income tax; and

(c)	38.1%, to the extent that the dividend income falls within the additional rate band of income tax.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividend income which is within the nil rate amount counts towards an individual’s basic or higher rate limits, and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.

Other individual holders

Individual holders who are not resident (for tax purposes) or domiciled in the U.K. and who hold their ordinary shares as an investment and not in connection with any trade carried on by them (whether solely or in partnership) would not generally be subject to U.K. tax on dividends received from Cushman & Wakefield plc.

Corporation tax.

Corporate holders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to corporation tax that are “small companies” (for the purposes of U.K. taxation of dividends) are not generally expected to be subject to tax on dividends from Cushman & Wakefield plc provided certain conditions are met (including an anti-avoidance condition). Other corporate holders within the charge to U.K. corporation tax (which are not a “small company” for the purposes of U.K. taxation of dividends) should not be subject to tax on dividends from Cushman & Wakefield plc so long as the dividends fall within an exempt class and certain conditions are met. In general, (i) dividends paid on non-redeemable “ordinary shares” (that is, non-redeemable shares that do not carry any present or future preferential rights to dividends or to assets of Cushman & Wakefield plc on its winding up); and (ii) dividends paid to a U.K. resident corporate shareholder holding less than 10% of the issued share capital of the class in respect of which the dividend is paid, should fall within an exempt class and so accordingly we would generally expect dividends Cushman & Wakefield plc pays not to be subject to U.K. corporation tax. However, it should be noted that the exemptions are not comprehensive and are subject to anti-avoidance rules. Corporate holders will need to ensure that they satisfy the requirements of any exempt class and that no anti-avoidance rules apply before treating any dividend as exempt, and seek appropriate professional advice where necessary.

If the conditions for exemption are not satisfied, or such holder elects, within two years of the end of the accounting period in which the dividend is received, for an otherwise exempt dividend to be taxable, U.K. corporation tax (at a rate of 19% for the 2018/2019 tax year) will be chargeable on the amount of any dividends received from Cushman & Wakefield plc.

Other corporate holders

Corporate holders of ordinary shares which are not resident in and have no permanent establishment in the U.K. for tax purposes and which hold their ordinary shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from Cushman & Wakefield plc.

Taxation of disposals.

Individual holders resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by an individual holder who is (at any time in the relevant U.K. tax year) resident in the U.K. for tax purposes, may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. capital gains tax, depending on his or her individual circumstances. Subject to any available exemption, allowance or relief, gains arising on a disposal or deemed disposal of ordinary shares by an individual resident in the U.K. for tax purposes will be taxed at a rate of 10%, except to the extent that the gain, when it is added to such individual’s other taxable income and gains in the relevant year, exceeds the upper limit of the income tax basic rate band (£34,500 for the 2018/2019 tax year), in which case it will be taxed at the rate of 20%. The capital gains tax annual exempt amount (£11,700 for individuals in the 2018/2019 tax year) may be available to individual holders resident in the U.K. for tax purposes to offset against chargeable gains realised on the disposal of their ordinary shares, to the extent that the exemption has not already been utilised. No indexation allowance will be available to an individual holder resident in the U.K. in respect of a disposal or deemed disposal of ordinary shares.

An individual holder of ordinary shares who ceases to be resident in the U.K. for a period of less than five years and who disposes of his or her ordinary shares during that period of temporary non-residence may be liable for U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the U.K. (subject to any available exemption, allowance or relief). Special rules apply to individual holders who are subject to tax on a “split year” basis, who should seek specific professional advice if they are in any doubt about their position.

Other individual holders

An individual holder who is not resident or domiciled in the U.K. for tax purposes should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares

Corporate holders resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by a corporate holder resident in the U.K. for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemption, allowance or relief. The main rate of U.K. corporation tax for the 2018/2019 tax year is 19%. As a result of legislation introduced in Finance Act (No. 2) 2017, indexation allowance will not be available to reduce any chargeable gain arising on such disposal of ordinary shares.

Other corporate holders

A corporate holder of ordinary shares that is not resident in the United Kingdom will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, a disposal of ordinary shares by such holder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax.

Stamp duty and SDRT

The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a holder of ordinary shares is resident or domiciled in the U.K. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

As a general rule, no stamp duty or SDRT is payable on an issuance of shares in a U.K. company, but transfers of shares in a U.K. company will attract a stamp duty or SDRT charge equal to 0.5% of the consideration for the shares, rounded up to the nearest £5 in the case of stamp duty. However, generally, and subject in particular to the discussion below, neither stamp duty nor SDRT should be payable in respect of the transfer of book-entry interests in Cushman & Wakefield plc ordinary shares within the DTC clearance system.

Depositary arrangements and clearance services

We expect that Cushman & Wakefield plc ordinary shares will be eligible for deposit and clearing within the DTC clearance system. Special rules apply where ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service, pursuant to which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply and transfers of ordinary shares into that clearance service would then be subject to stamp duty or SDRT at the normal rate of 0.5% of the amount of value of any consideration. We understand that HMRC regards DTC as a clearance service for these purposes and that no election under section 97A Finance Act 1986 has been made by DTC.

Following litigation, HMRC has confirmed in its published guidance that it will no longer seek to impose stamp duty or SDRT at a rate of 1.5%. on issuances of U.K. shares to depositary receipt issuers or clearance services anywhere in the world, on the basis that the charge is not compatible with EU law.

However, HMRC’s view is that the relevant case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital, such that the 1.5% SDRT or stamp duty charge will continue to apply to such transfers. If ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may therefore arise on a subsequent redeposit of ordinary shares into the facilities of DTC.

In connection with the completion of this offering, we expect to put in place arrangements to require that Cushman & Wakefield plc’s ordinary shares held in certificated form or otherwise outside the DTC clearance system cannot be transferred into the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

It should also be noted that the 1.5% charge for all issues of shares into depositary receipt systems and clearance services remains as a provision of U.K. statute and that the removal of the 1.5% charge is based upon the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s decision to leave the EU. The 2017 Autumn Budget included a statement that the U.K. government will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to capital raising) into depositary receipt systems and clearance services following the U.K.’s exit from the E.U., but the charge will remain as a provision of U.K. statute. Specific professional advice should be sought before incurring a 1.5% stamp duty or SDRT charge in any circumstances. To the extent that U.K. law is changed, including as a result of the U.K.’s decision to leave the E.U., restrictive measures may be taken by DTC in relation to transactions in the ordinary shares.

Transfers of interests in ordinary shares within a depositary receipt system and transfers of book-entry interests in ordinary shares within a clearance system should not attract a charge to stamp duty or SDRT in the U.K., provided that (in the case of stamp duty) there is no written instrument of transfer and, in the case of a transfer within a clearance system, no election is, or has been, made by the clearance system under section 97A Finance Act 1986. Transfers of book-entry interests in ordinary shares within a clearance system where an election has been made by the clearance system under section 97A Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration. We understand that HMRC regards DTC as a clearance system for these purposes and that no election under section 97A Finance Act 1986 has been made by DTC.

The transfer on sale of ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer (rounded up to the nearest £5). The purchaser normally pays the stamp duty. An agreement to transfer ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

A share buy-back by Cushman & Wakefield plc of ordinary shares will also give rise to stamp duty at the rate of 0.5% of the consideration payable, and such stamp duty will be paid by Cushman & Wakefield plc.

The Proposed Financial Transaction Tax

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (the “FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “Participating Member States”). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has a very broad scope and could, if introduced in its current form, impose a tax, generally not less than 0.1% and determined by reference to the amount of consideration paid (or the market price of the relevant securities, whichever is higher), on certain dealings in the ordinary shares (including secondary market transactions) in certain circumstances. The issuance and subscription of the ordinary shares should, however, be exempt. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in the ordinary shares would be subject to higher costs, and the liquidity of the market for the ordinary shares may be diminished.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in the ordinary shares on the condition that at least one party is established in a Participating Member State and that a financial institution established in a Participating Member State is party to the transaction, acting either for its own account or for the account of another person, or is acting in the name of a party to the transaction. A person may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) for a financial institution, by transacting with a person established in a Participating Member State or (b) for any person, where the financial instrument which is subject to the dealings is issued in a Participating Member State.

The FTT proposal remains subject to negotiation between the Participating Member States and the scope of any such tax is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the Participating Member States may decide to withdraw. Prospective holders of ordinary shares are advised to seek their own professional advice in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of the ordinary shares.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	9,068,176
J.P. Morgan Securities LLC	9,068,176
Goldman Sachs & Co. LLC	6,688,584
UBS Securities LLC	5,145,064
Barclays Capital Inc.	2,700,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,700,000
Citigroup Global Markets Inc.	2,700,000
Credit Suisse Securities (USA) LLC	2,700,000
TPG Capital BD, LLC	1,170,000
William Blair & Company, L.L.C.	720,000
HSBC Securities (USA) Inc.	630,000
Credit Agricole Securities (USA) Inc.	540,000
JMP Securities LLC	360,000
China Renaissance Securities (US) Inc.	180,000
Fifth Third Securities, Inc.	180,000
Academy Securities, Inc.	90,000
Loop Capital Markets LLC	90,000
Samuel A. Ramirez & Company, Inc.	90,000
Siebert Cisneros Shank & Co., L.L.C.	90,000
The Williams Capital Group, L.P.	90,000

Total:	45,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.51 per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,750,000 ordinary shares.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$17.00	$765,000,000	$879,750,000
Underwriting discounts and commissions to be paid by us	$(0.9350)	$42,075,000	$48,386,250
Proceeds, before expenses, to us	$16.0650	$722,925,000	$831,363,750

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $7,500,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $60,000.

Morgan Stanley & Co. LLC is acting as placement agent in the Concurrent Private Placement and will receive a customary placement agent fee in connection therewith.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the NYSE under the symbol “CWK.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the restricted period:

●

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●

file any registration statement or make a confidential submission with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph does not apply to:

●	any ordinary shares to be sold in this offering or the Concurrent Private Placement;

●	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

●

the grant of restricted stock, options or other equity awards pursuant to employee benefit plans, provided that the recipients thereof execute and deliver to the Representatives a “lock-up” agreement for the remainder of the restricted period or, in the case of options, such options do not become exercisable during restricted period;

●

the filing of a registration statement on Form S-8 relating to the offering of securities granted or to be granted in accordance with an equity incentive plan, employee benefit plan, employment agreement or similar arrangement described in this prospectus (provided that any ordinary shares registered pursuant to such registration statement shall be subject to lock-up restrictions for the remainder of the restricted period);

●

the sale or issuance of or entry into an agreement to sell or issue ordinary shares or any securities convertible into or exercisable or exchangeable for such ordinary shares in connection with bona fide mergers, acquisitions or joint ventures, subject to certain limitations, provided that the aggregate number of ordinary shares or securities convertible into or exercisable for ordinary shares that the Company may sell or issue or agree to sell or issue does not exceed 10% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and that any recipient of the shares execute and deliver a “lock-up” agreement;

●

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and to the extent a public announcement or filing is required or voluntarily made by the company, such announcement or filing will include a lock-up provision; and

●

the sale or issuance of ordinary shares to one or more employees of the Company as required pursuant to an agreement in effect on the date hereof, provided that any such ordinary shares shall be subject to the lock-up provisions of an existing Stockholder Agreement and the aggregate number of ordinary shares that the Company may sell or issue or agree to sell or issue shall not exceed 0.3% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering; or

●

the sale of Ordinary Shares (i) to Vanke Service pursuant to one or more private placement transactions closing no later than August 31, 2018 and (ii) to Vanke Service following any exercise of an over-allotment option by the Underwriters in order to enable Vanke Service to maintain the same proportion of Ordinary Shares held to the total number of Ordinary Shares issued and outstanding immediately prior to the exercise of such over-allotment option, provided that (A) the total number of Ordinary Shares transferred pursuant to this clause shall not exceed 4.9% of the then-outstanding Ordinary Shares of the Company and (B) in the case of any transfer pursuant to this clause, Vanke Service shall sign and deliver to Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC a “lock-up” agreement.

Each of our directors and executive officers, the Principal Shareholders and Vanke Service have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the restricted period:

●

offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the director, executive officer or Principal Shareholder or any other securities so owned that are convertible into, exchangeable for ordinary shares, or publicly announce its intention to enter such transaction; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to each of our directors and executive officers, the Principal Shareholders and Vanke Service, the restrictions described in the preceding paragraph does not apply to:

●

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made;

●

transfers as a bona fide gift or gifts, by operation of law through estate, other testamentary document or intestate succession, to any immediate family member or trust for the direct or indirect benefit of the signatory or any immediate family member of the signatory or pursuant to a qualified domestic order or divorce settlement, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if the signatory is a business entity, transfers to limited partners, general partners, members, nominees or shareholders of the signatory or its direct or indirect affiliates or other entities controlled or managed by the signatory not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if permitted by the Company, the establishment of a written trading plan pursuant to Rule 10b-5-1 under the Exchange Act for the transfer of ordinary shares during the lock-up period, provided that plan does not provide for the transfer of ordinary shares during the restricted period and no public disclosure of such plan is required or will be made during the restricted period, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

the exercise or settlement of stock options, restricted stock units or other equity awards pursuant to any plan or agreement granting such an award to an employee or other service provider of the Company or its affiliates (and any related transfer to the Company of ordinary shares necessary to generate such amount of cash needed for the payment of taxes due as a result of such settlement or exercise), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

transfers of ordinary shares to the Company in connection with the repurchase by the Company (i) of ordinary shares issued pursuant to the Cassidy Turley deferred payment obligation or (ii) pursuant to a management stockholders agreement or other agreement in effect as of the date of the lock-up agreement and pursuant to which such ordinary shares were issued or are subject, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

transfers in connection with the potential dissolution of Holdings LP, DTZ Investment Holdings GenPar LLP (“DTZ GenPar”) and/or FTL Nominees 2 Limited, distributions or transfers of ordinary shares to the undersigned’s limited partners, general partners, members, nominees or shareholders or any investment fund controlled or managed by any affiliate of DTZ Investment Holdings L.P. or DTZ Investment Holdings GenPar LLP or any of their direct or indirect affiliates, not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement; or

●	transfers of Ordinary Shares to certain other parties who have executed a substantially similar “lock-up” letter with the Representatives in one or more private placement transactions.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,750,000 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The Underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

Certain affiliates of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding ordinary shares following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer to the public of any of our ordinary shares may not be made in that Member State, except that an offer to the public in that Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State), and includes any relevant implementing measure in the Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Canada

Our ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our ordinary shares.

Accordingly, our ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Ropes & Gray LLP will act as counsel to the underwriters. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of the Principal Shareholders and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of our outstanding ordinary shares.

EXPERTS

The Consolidated Financial Statements of the Company as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Consolidated Financial Statements of C&W Group, Inc. and Subsidiaries at August 31, 2015, and for the eight months ended August 31, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of England and Wales. Some of our directors and officers may reside outside the United States, and a portion of our assets and the assets of such persons may be located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.

The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a United States federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a United Kingdom court would recognize the basis on which a United States court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the United States securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our ordinary shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our ordinary shares, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. For further information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Cushman & Wakefield plc

Condensed Consolidated Balance Sheets

	As of
(in millions, except per share data) (unaudited)	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$438.7	$405.6
Trade and other receivables, net of allowance balance of $41.8 million and $35.3 million, as of March 31, 2018 and December 31, 2017	1,276.7	1,314.0
Income tax receivable	16.3	14.6
Prepaid expenses and other current assets	346.7	176.3

Total current assets	2,078.4	1,910.5
Property and equipment, net	303.6	304.3
Goodwill	1,776.3	1,765.3
Intangible assets, net	1,261.8	1,306.0
Equity method investments	8.3	7.9
Deferred tax assets	74.0	71.1
Other non-current assets	432.6	432.8

Total assets	$5,935.0	$5,797.9

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$40.8	$59.5
Accounts payable and accrued expenses	771.1	771.2
Accrued compensation	800.1	864.8
Income tax payable	51.1	35.7
Other current liabilities	247.7	234.4

Total current liabilities	1,910.8	1,965.6
Long-term debt	3,025.8	2,784.0
Deferred tax liabilities	119.1	157.5
Other non-current liabilities	393.7	386.9

Total liabilities	5,449.4	5,294.0

Commitments and contingencies (See Note 11)
Shareholders’ Equity:
Ordinary shares, nominal value $0.10 per share, 145.6 shares issued and outstanding at March 31, 2018 and ordinary shares, nominal value $10.00 per share, 145.1 shares issued and outstanding at December 31, 2017	14.6	1,451.3
Additional paid-in capital	1,755.7	305.0
Accumulated deficit	(1,221.3)	(1,165.2)
Accumulated other comprehensive loss	(63.4)	(87.2)

Total equity	485.6	503.9

Total liabilities and shareholders’ equity	$5,935.0	$5,797.9

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Cushman & Wakefield plc

Condensed Consolidated Statements of Operations

	Three Months Ended
(in millions, except share and per share data) (unaudited)	March 31, 2018	March 31, 2017

Revenue	$1,767.7	$1,461.3
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	1,473.3	1,236.6
Operating, administrative and other	294.9	281.8
Depreciation and amortization	69.8	63.0
Restructuring and related charges	10.4	0.1

Total costs and expenses	1,848.4	1,581.5

Operating loss	(80.7)	(120.2)
Interest expense, net of interest income	(44.4)	(41.7)
Earnings from equity method investments	0.4	0.4
Other income, net	1.0	0.1

Loss before income taxes	(123.7)	(161.4)

Benefit from income taxes	(31.7)	(41.7)

Net loss	$(92.0)	$(119.7)

Basic and Diluted loss per share:
Loss per share attributable to the Company	$(0.63)	$(0.84)
Weighted average shares outstanding for basic and diluted loss per share	145.3	143.1

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Cushman & Wakefield plc

Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended
(in millions) (unaudited)	March 31, 2018	March 31, 2017

Net loss	$(92.0)	$(119.7)
Other comprehensive income (loss), net of tax:
Designated hedge gains (losses)	13.9	(2.3)
Defined benefit plan actuarial losses	(0.2)	(0.5)
Foreign currency translation	10.1	21.4

Total other comprehensive income	23.8	18.4

Total comprehensive loss	$(68.2)	$(101.3)

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Cushman & Wakefield plc

Condensed Consolidated Statement of Changes in Equity

					Accumulated Other Comprehensive Income (Loss)
(in millions) (unaudited)	Ordinary Shares	Ordinary Shares ($)	Additional Paid In Capital	Accumulated Deficit	Unrealized Hedging (Losses) Gains	Foreign Currency Translation	Defined Benefit Plans	Total Accumulated Other Comprehensive Loss, net of tax	Total Equity
Balance at December 31, 2016	143.1	1,430.8	$252.4	$(944.7)	$17.4	$(155.5)	$(10.4)	$(148.5)	$590.0

Share issuances	0.6	6.0	0.1	—	—	—	—	—	6.1
Net loss	—	—	—	(119.7)	—	—	—	—	(119.7)
Stock-based compensation	—	—	12.5	—	—	—	—	—	12.5
Foreign currency translation	—	—	—	—	—	21.4	—	21.4	21.4
Defined benefit plans actuarial loss	—	—	—	—	—	—	(0.5)	(0.5)	(0.5)
Unrealized loss on hedging instruments	—	—	—	—	(7.1)	—	—	(7.1)	(7.1)
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	4.8	—	—	4.8	4.8

Balance at March 31, 2017	143.7	$1,436.8	$265.0	$(1,064.4)	$15.1	$(134.1)	$(10.9)	$(129.9)	$507.5

					Accumulated Other Comprehensive Income (Loss)
(in millions) (unaudited)	Ordinary Shares	Ordinary Shares ($)	Additional Paid In Capital	Accumulated Deficit	Unrealized Hedging (Losses) Gains	Foreign Currency Translation	Defined Benefit Plans	Total Accumulated Other Comprehensive Loss, net of tax	Total Equity
Balance at December 31, 2017	145.1	$1,451.3	$305.0	$(1,165.2)	$19.6	$(101.1)	$(5.7)	$(87.2)	$503.9

Adoption of new revenue accounting standard (see Note 5)	—	—	—	35.9	—	—	—	—	35.9
Share issuances	0.5	4.3	(0.1)	—	—	—	—	—	4.2
Net loss	—	—	—	(92.0)	—	—	—	—	(92.0)
Stock-based compensation	—	—	9.8	—	—	—	—	—	9.8
Foreign currency translation	—	—	—	—	—	10.1	—	10.1	10.1
Defined benefit plans actuarial loss	—	—	—	—	—	—	(0.2)	(0.2)	(0.2)
Unrealized gain on hedging instruments	—	—	—	—	14.1	—	—	14.1	14.1
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(0.2)	—	—	(0.2)	(0.2)
Capital reduction (see Note 1)	—	(1,441.0)	1,441.0	—	—	—	—	—	—

Balance at March 31, 2018	145.6	$14.6	$1,755.7	$(1,221.3)	$33.5	$(91.0)	$(5.9)	$(63.4)	$485.6

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Cushman & Wakefield plc

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
(in millions) (unaudited)	March 31, 2018	March 31, 2017
Cash flows from operating activities
Net loss	$(92.0)	$(119.7)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	69.8	63.0
Unrealized foreign exchange loss (gain)	1.4	(4.5)
Stock-based compensation	11.9	14.0
Amortization of debt issuance costs	3.4	3.4
Change in deferred taxes	(53.7)	(55.7)
Bad debt expense	5.5	2.2
Other non-cash operating activities	1.3	2.0
Changes in assets and liabilities:
Trade and other receivables	31.6	73.4
Income taxes payable	10.2	5.9
Prepaid expenses and other current assets	(37.3)	(4.7)
Other non-current assets	21.2	36.9
Accounts payable and accrued expenses	(0.7)	(8.7)
Accrued compensation	(146.7)	(178.7)
Other current and non-current liabilities	3.5	(3.4)

Net cash used in operating activities	(170.6)	(174.6)

Cash flows from investing activities
Payment for property and equipment	(20.6)	(28.5)
Proceeds from sale of property, plant and equipment	0.2	0.4
Acquisitions of businesses, net of cash acquired	—	(3.5)
Collection on beneficial interest in a securitization	—	84.8
Other investing activities, net	0.2	—

Net cash (used in) provided by investing activities	(20.2)	53.2

Cash flows from financing activities
Net proceeds from issue of shares	6.4	5.4
Shares repurchased for payment of employee taxes on stock awards	(2.1)	(1.7)
Payment of contingent consideration	(2.5)	(7.1)
Proceeds from long-term borrowings	250.0	0.4
Repayment of borrowings	(26.6)	(8.7)
Debt issuance costs	(1.8)	—
Payment of finance lease liabilities	(0.9)	(1.2)
Other financing activities, net	(1.5)	(1.9)

Net cash provided by (used in) financing activities	221.0	(14.8)

Change in cash, cash equivalents and restricted cash	30.2	(136.2)
Cash, cash equivalents and restricted cash, beginning of the period	467.9	424.8
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	5.2	3.6

Cash, cash equivalents and restricted cash, end of the period	$503.3	$292.2

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Cushman & Wakefield plc

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Note 1: Basis of Presentation

The accompanying Condensed Consolidated Financial Statements have been prepared in conformity with rules applicable to quarterly financial information. Readers of this unaudited consolidated quarterly financial information should refer to the audited Consolidated Financial Statements and notes to the Consolidated Financial Statements of Cushman & Wakefield plc and its subsidiaries (the “Company”) for the year ended December 31, 2017, since certain footnote disclosures that would substantially duplicate those contained in such audited financial statements or which are not required by the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting have been condensed or omitted.

Refer to Note 2: Summary of Significant Accounting Policies in the Notes to the Condensed Consolidated Financial Statements in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017 for further discussion of the Company’s accounting policies and estimates.

All adjustments, consisting of normal recurring adjustments, except as otherwise noted, considered necessary for a fair presentation of the Condensed Consolidated Financial Statements for these interim periods have been included. The Condensed Consolidated Financial Statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 are unaudited.

Due to seasonality, the results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2018.

The Company provides for the effects of income taxes on interim financial statements based on estimates of the effective tax rate for the full year, which is based on forecasted income by country and expected enacted tax rates.

On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited, a private limited company incorporated in England and Wales (the “Share Exchange”). On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units on a 10 for 1 basis. The transactions described above are collectively referred to herein as the “Corporate Reorganization”.

As the Corporate Reorganization was completed prior to the effective date of this registration statement, it has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Cushman & Wakefield plc. Additionally, these financial statements have been retroactively adjusted to give effect to the Share Consolidation as it relates to all issued and outstanding ordinary shares and related per share amounts contained herein.

As a result of the Capital Reduction, the Company’s ordinary shares have a nominal value of $0.10. As the Capital Reduction occurred after March 31, 2018, but before the effective date of this registration statement, it has been given retrospective effect in the unaudited condensed consolidated balance sheet as of March 31, 2018.

Tax Act Update

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, (i) lowering the U.S. corporate rate from 35% to 21% effective January 1, 2018, (ii) implementing a new tax system on non-U.S. earnings and imposing a one-time repatriation tax (“transition tax”) on earnings of foreign subsidiaries not previously taxed in the U.S. payable over an eight-year period, (iii) limitations on the deductibility of interest expense and executive compensation, (iv) creation of a new minimum tax otherwise known as the Base Erosion Anti-Abuse Tax and (v) a requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by foreign subsidiaries be included in U.S. taxable income. U.S. GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. As a result of additional information and analysis during the period, the net benefit as of March 31, 2018 is approximately $83.1 million, an increase of $22.2 million from December 31, 2017. This increase from amounts calculated as of December 31, 2017 resulted from a $0.7 million increase in the tax benefit to $124.9 million from $124.2 million and a $21.5 million decrease in tax expense due to increased foreign tax credit utilization from $63.3 million to $41.8 million. Amounts were recorded in Benefit from income taxes in the condensed consolidated statement of operations.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), “Income Tax Accounting Implications of the Tax Cuts and Jobs Act,” which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The remeasurement of the net deferred tax liabilities as well as the transition tax represent provisional amounts and the Company’s current best estimate. The provisional amounts incorporate assumptions that have been made based upon the Company’s current interpretation of the Tax Act and may change as a result of the Company completing further analysis changes in the Company’s interpretations and assumptions, additional regulatory guidance that may be issued and actions the Company may take as a result of the Tax Act. Any adjustments recorded to the provisional amount through the SAB 118 measurement period ending December 31, 2018 will be included in the statement of operations as an adjustment to the tax provision.

Because of the complexity of the new GILTI tax rules, the Company continues to evaluate this provision of the Tax Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). The Company has analyzed its structure and, as a result, has reasonably estimated the effect of this provision of the Tax Act to be $6.2 million in 2018. The Company will make an accounting policy decision to treat taxes due on future U.S. inclusions in taxable income related to GILTI under the period cost method and has included the estimate of $6.2 million in 2018 as a current-period expense.

Note 2: New Accounting Standards

The Company has adopted the following new accounting standards:

Revenue Recognition

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (together with all subsequent amendments, “Topic 606”), which replaced most existing revenue recognition guidance under U.S. GAAP. The core principle of Topic 606 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. Topic 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

The Company adopted Topic 606 effective January 1, 2018 using the modified retrospective transition approach. Refer to Note 5: Revenue for the impact the adoption of these standards had on the Company’s Condensed Consolidated Financial Statements and related disclosures.

Stock Compensation

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting (Topic 718). The ASU amends the scope of modification accounting for share-based payment awards. Under the new guidance, modification accounting is required only if the fair value, vesting conditions or classification of the award (as equity or liability) changes as a result of the change in terms. The Company adopted this standard effective January 1, 2018 on a prospective basis, with no material impact on the Condensed Consolidated Financial Statements and related disclosures.

Pension Cost

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The new guidance is intended to classify costs according to their nature and better align the effect of defined benefit plans on operating income with International Financial Reporting Standards. The ASU also provides additional direction on the components eligible for capitalization. The new guidance is required to be applied retrospectively for the change in income statement presentation, while the change in capitalized benefit cost is to be applied prospectively. The Company adopted this standard effective January 1, 2018 on a retrospective basis, reclassifying net periodic pension costs other than service cost to Other income, net. This had an immaterial impact on the Condensed Consolidated Financial Statements and related disclosures for the three months ended March 31, 2018 and 2017.

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805). The new guidance provides that when substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not a business. The Company adopted this standard effective January 1, 2018 on a prospective basis, with no material impact on the Condensed Consolidated Financial Statements and related disclosures.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the condensed consolidated statement of cash flows. The ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The new guidance is required to be adopted retrospectively for all of the issues identified to each period presented. The Company adopted this standard effective January 1, 2018 on a retrospective basis.

As a result of adoption, for the three months ended March 31, 2017, the Company classified a cash inflow of $85.0 million as investing activities on the condensed consolidated statement of cash flows, and classified $44.4 million as Non-cash investing activities as disclosed in Note 15: Supplemental Cash Flow Information related to the Company’s Accounts Receivable Securitization program (the “A/R Securitization”). Refer to Note 14: Accounts Receivable Securitization for additional information. Adoption of this standard had an immaterial impact on the other cash flow issues included in ASU No. 2016-15.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The Company’s restricted cash balances are presented in the condensed consolidated statements of financial position within Prepaid expenses and other current assets. Under the new guidance, changes in the Company’s restricted cash will be classified as either operating activities or investing activities in the condensed consolidated statements of cash flows, depending on the nature of the activities that gave rise to the restriction. The Company adopted this standard effective January 1, 2018 using the retrospective transition method.

The following recently issued accounting standards are not yet required to be reflected in the Condensed Consolidated Financial Statements of the Company:

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU will replace most existing lease guidance under U.S. GAAP when it becomes effective. The new guidance requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Entities will recognize expenses for real estate related leases on statements of operations in a manner similar to current accounting guidance and, for lessors, the guidance remains substantially similar to current U.S. GAAP. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018, with early adoption permitted. The Company expects that the adoption of this standard will result in an increase to right-of-use assets and lease liabilities on the condensed consolidated statements of financial position associated with the Company’s operating lease portfolio. However, the impact this standard will have on the Condensed Consolidated Financial Statements and related disclosures has yet to be quantified, as the Company is currently evaluating the expected adoption impact.

Income Taxes

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The new guidance allows a reclassification from accumulated other comprehensive income to retained earnings for any stranded tax effects resulting from the H.R. 1, Tax Cuts and Jobs Act that was enacted on December 22, 2017. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018. The Company is currently evaluating the effect, if any, that the ASU will have on its Condensed Consolidated Financial Statements.

Note 3: Segment Data

The Company reports its operations through the following segments: (1) Americas, (2) Europe, the Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region. For segment reporting, gross contract costs are excluded from revenue in determining “fee revenue”. Additionally, pursuant to business combination accounting rules, certain fee revenues that were deferred by the acquiree are recorded as a receivable on the acquisition date by the Company. Such contingent fee revenues are recorded as acquisition accounting adjustments to reflect the revenue recognition of the acquiree absent the application of acquisition accounting.

Corporate expenses are allocated to the segments based upon fee revenues of each segment. Gross contract costs are excluded from operating expenses in determining “fee-based operating expenses”.

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, including expense related to the Cassidy Turley deferred payment obligation (Refer to Note 10: Share-based Payments for further discussion), stock-based compensation and other charges.

Summarized financial information by segment is as follows (in millions):

Americas	Three months ended March 31, 2018	Three months ended March 31, 2017
Total revenue	$1,206.2	$987.2
Less: Gross contract costs	(356.3)	(231.6)
Acquisition accounting adjustments	0.1	10.1

Total Fee revenue	850.0	765.7

Service lines:
Property, facilities and project management	404.2	390.9
Leasing	246.0	214.4
Capital markets	163.1	118.6
Valuation and other	36.7	41.8

Total fee revenue	$850.0	$765.7

Segment operating expenses	$1,143.9	$962.3
Less: Gross contract costs	(356.3)	(231.6)

Fee-based operating expenses	$787.6	$730.7

Adjusted EBITDA	$62.5	$35.0

EMEA	Three months ended March 31, 2018	Three months ended March 31, 2017
Total revenue	$209.2	$147.3
Less: Gross contract costs	(45.9)	(18.5)

Total fee revenue	163.3	128.8

Service lines:
Property, facilities and project management	54.6	38.6
Leasing	47.9	40.9
Capital markets	23.9	19.6
Valuation and other	36.9	29.7

Total fee revenue	$163.3	$128.8

Segment operating expenses	$219.2	$160.7
Less: Gross contract costs	(45.9)	(18.5)

Fee-based operating expenses	$173.3	$142.2

Adjusted EBITDA	$(8.6)	$(12.8)

APAC	Three months ended March 31, 2018	Three months ended March 31, 2017
Total revenue	$352.3	$326.8
Less: Gross contract costs	(119.6)	(117.7)

Total fee revenue	232.7	209.1

Service lines:
Property, facilities and project management	156.2	158.4
Leasing	26.0	23.6
Capital markets	27.1	8.7
Valuation and other	23.4	18.4

Total fee revenue	$232.7	$209.1

Segment operating expenses	$331.3	$319.8
Less: Gross contract costs	(119.6)	(117.7)

Fee-based operating expenses	$211.7	$202.1

Adjusted EBITDA	$20.9	$6.9

Adjusted EBITDA is calculated as follows (in millions):

	Three months ended March 31, 2018	Three months ended March 31, 2017
Net loss attributable to the Company	$(92.0)	$(119.7)
Add/(less):
Depreciation and amortization	69.8	63.0
Interest expense, net of interest income	44.4	41.7
Benefit from income taxes	(31.7)	(41.7)
Integration and other costs related to acquisitions	65.7	62.6
Stock-based compensation	6.1	8.1
Cassidy Turley deferred payment obligation	10.4	11.1
Other	2.1	4.0

Adjusted EBITDA	$74.8	$29.1

Below is the reconciliation of total costs and expenses to Fee-based operating expenses (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Total operating expenses	$1,848.4	$1,581.5
Less: Gross contract costs	(521.8)	(367.8)

Fee-based operating expenses	$1,326.6	$1,213.7

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Fee-based operating expenses:
Americas fee-based operating expenses	$787.6	$730.7
EMEA fee-based operating expenses	173.3	142.2
APAC fee-based operating expenses	211.7	202.1

Operating expenses	1,172.6	1,075.0
Depreciation and amortization	69.8	63.0
Integration and other costs related to acquisitions (1)	65.6	52.5
Stock-based compensation	6.1	8.1
Cassidy Turley deferred payment obligation	10.4	11.1
Other	2.1	4.0

Fee-based operating expenses	$1,326.6	$1,213.7

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Note 4: Earnings Per Share

Earnings (Loss) per Share (“EPS”) is calculated by dividing the Net earnings or loss attributable to shareholders by the Weighted average shares outstanding. As the Company was in a loss position for all reported periods, the Company has determined all potentially dilutive shares would be anti-dilutive and therefore are excluded from the calculation of diluted weighted average shares outstanding. This results in the calculation of weighted average shares outstanding to be the same for basic and diluted EPS.

For the three months ended March 31, 2018 and 2017, approximately 189.7 million and 178.5 million potentially dilutive securities were not included in the computation of diluted EPS because their effect would have been anti-dilutive.

The following is a calculation of EPS (in millions, except per share amounts):

	Three Months ended March 31, 2018	Three Months ended March 31, 2017
Basic and Diluted EPS
Net loss attributable to shareholders	$(92.0)	$(119.7)
Weighted average shares outstanding for basic and diluted loss per share	145.3	143.1

Basic and diluted loss per ordinary share attributable to shareholders	$(0.63)	$(0.84)

Note 5: Revenue

On January 1, 2018, the Company adopted and applied Topic 606 and all the related amendments to all contracts using the modified retrospective method. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. Comparative information continues to be reported under the accounting standards in effect for those periods. The Company recorded a net credit to the opening balance of accumulated deficit as of January 1, 2018 of $35.9 million due to the cumulative impact of adopting Topic 606. The impact to revenue for the three months ended March 31, 2018 was an increase of $129.2 million, which included an increase of $119.5 million related to reimbursed expenses due to implementation of the updated principal versus agent considerations in Topic 606 and the acceleration in the timing of revenue recognition related to variable consideration primarily for Leasing services of $9.7 million.

Revenue is recognized upon transfer of control of promised services to clients in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company enters into contracts and earns revenue from its Property, facilities, and project management, Leasing, Capital markets and Valuation and other service lines. Revenue is recognized net of any taxes collected from customers.

A performance obligation is a promise in a contract to transfer a distinct service to the client and is the unit of account in Topic 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company allocates the contract’s transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct service in the contract.

Nature of Services

Property, facilities, and project management

Fees earned from the delivery of the Company’s Property, facilities and project management services are recognized over time when earned under the provisions of the related agreements and are generally based on a fixed recurring fee or a variable fee, which may be based on hours incurred, a percentage mark-up on actual costs incurred or a percentage of monthly gross receipts. The Company also may earn additional revenue based on certain qualitative and quantitative performance measures, which can be based on certain key performance indicators. This additional revenue is recognized over time when earned as the performance obligation is satisfied and the fees are not deemed probable of significant reversal in future periods.

When accounting for reimbursements of expenses incurred on a client’s behalf, the Company determines whether it is acting as a principal or an agent in the arrangement. When the Company is acting as a principal, the Company’s revenue is reported on a gross basis and comprises the entire amount billed to the client and reported cost of services includes all expenses associated with the client. The Company is a principal if it controls the services before they are transferred to the client. When the Company is acting as an agent, the Company’s fee is reported on a net basis as revenue for reimbursed amounts is netted against the related expenses. The Company considers several factors in determining whether it is acting as principal or agent, such as whether the Company is primarily responsible for fulfilling the promise to provide the services and has discretion in establishing the price for the service. The presentation of revenues and expenses pursuant to these arrangements under either a gross or net basis has no impact on Fee revenue, Net loss or cash flows.

Leasing and Capital markets

The Company records commission revenue on real estate leases and sales at the point in time when the performance obligation is satisfied, which is generally upon lease signing or transaction closing. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof). The adoption of Topic 606 will result in an acceleration of some revenues that are based, in part, on future contingent events. For the revenues related to Leasing services, the Company’s performance obligation will typically be satisfied upon execution of a lease and the portion of the commission that is contingent on a future event will likely be recognized earlier if deemed not subject to significant reversal, based on the Company’s estimates and judgments. The acceleration of the timing of revenue recognition will also result in the acceleration of expense relating to the Company’s commission expense.

Valuation and other services

Valuation and advisory fees are earned upon completion of the service, which is generally upon delivery of a preliminary or final appraisal report. Consulting fees are recognized when earned under the provisions of the client contracts, which is generally upon completion of services.

If the Company has multiple contracts with the same customer, the Company assesses whether the contracts are linked or are separate arrangements. The Company considers several factors in this assessment, including the timing of negotiation, interdependence with other contracts or elements, and pricing and payment terms. The Company and its customers typically view each contract as a separate arrangement, as each service has standalone value, selling prices of the separate services exist and are negotiated independently, and performance of the services is distinct.

Contract Balances

The Company receives payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets include amounts related to the contractual right to consideration for completed performance not yet invoiced or able to be invoiced. Contract liabilities are recorded when cash payments are received in advance of performance, including amounts which are refundable. The Company had no asset impairment charges related to contract assets in the period.

Significant changes in the contract assets and contract liabilities during the period are as follows (in millions):

Contract Assets
Balance at December 31, 2017	$—
Contract assets recognized upon adoption	144.1
Contract assets from revenues earned, not yet invoiced	52.4
Contract assets transferred to accounts receivable	(33.6)

Balance at March 31, 2018	$162.9

Contract Liabilities
Balance at December 31, 2017	$46.4
Contract liabilities recognized upon adoption	—
Contract liabilities recognized for cash received in advance	147.4
Contract liabilities reduced due to revenue recognition criteria being satisfied	(132.6)

Balance at March 31, 2018	$61.2

Before the adoption of Topic 606, the Company had no contract assets recorded. The Company’s accounting for contract liabilities (deferred revenue) recorded as of December 31, 2017 did not change upon adoption of Topic 606.

Of the total ending balances as of March 31, 2018, contract assets of $137.1 million and $25.8 million were recorded as Prepaid expenses and other current assets and Other non-current assets, respectively. As of March 31, 2018 and December 31, 2017, the above contract liabilities were recorded as Accounts payable and accrued expenses.

Disaggregation of Revenue

The following table disaggregates revenue by reportable segment and service line (in millions):

		Three months ended March 31, 2018
	Revenue recognition timing	Americas	EMEA	APAC	Total
Property, facilities, and project management	Over time	$758.2	$99.9	$275.8	$1,133.9
Leasing	Point in time	247.3	48.0	26.0	321.3
Capital markets	Point in time	163.6	23.9	27.1	214.6
Valuation and other	Point in time or over time	37.1	37.4	23.4	97.9

Total revenue		$1,206.2	$209.2	$352.3	$1,767.7

Impact of New Revenue Guidance and Financial Statement Line Items

The following table compares the reported condensed consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2018, as a result of the adoption of Topic 606 on January 1, 2018 compared to the pro forma presentation of each respective statement, which assumes the previous guidance remained in effect as of March 31, 2018 (in millions):

Statement of financial position	Balance without adoption of Topic 606	Adoption Impact	As Reported
Trade and other receivables	$1,225.9	$50.8	$1,276.7
Prepaid expenses and other current assets	209.7	137.0	346.7
Total current assets	1,890.6	187.8	2,078.4
Other non-current assets	406.8	25.8	432.6
Total assets	5,721.4	213.6	5,935.0
Accounts payable and accrued expenses	720.3	50.8	771.1
Accrued compensation	709.1	91.0	800.1
Total current liabilities	1,769.0	141.8	1,910.8
Deferred tax liabilities	105.3	13.8	119.1
Other non-current liabilities	374.9	18.8	393.7
Total liabilities	5,275.0	174.4	5,449.4
Accumulated deficit	(1,260.4)	39.1	(1,221.3)
Accumulated other comprehensive loss	(63.5)	0.1	(63.4)
Total equity	446.4	39.2	485.6
Total liabilities and shareholders’ equity	5,721.4	213.6	5,935.0

Total reported assets increased by $213.6 million due to a $162.8 million increase in Prepaid expenses and other current assets resulting from new contract assets recognized from acceleration of timing of revenue recognition, but contractually not able to be invoiced and $50.8 million due to an increase in client reimbursed receivables included in trade and other receivables from contracts accounted for on a gross basis.

Total reported liabilities increased by $174.4 million primarily due to a $91.0 million increase related to accrued commissions and other employee related benefit payables related to the associated direct commissions resulting from the acceleration of the timing of revenues recognized, $50.8 million related to the increase in client reimbursed payables related to contracts accounted for on a gross basis and $13.8 million for the net deferred tax liabilities as well as $18.8 million for other non-current liabilities related to long-term accrued commissions.

Statement of Operations	Balance without adoption of Topic 606	Adoption Impact	As Reported
Revenue	$1,638.5	$129.2	$1,767.7
Cost of services	1,348.4	124.9	1,473.3
Total costs and expenses	1,723.5	124.9	1,848.4
Operating loss	(85.0)	4.3	(80.7)
Loss before income taxes	(128.0)	4.3	(123.7)
Benefit from income taxes	(32.7)	1.0	(31.7)

Net loss	$(95.3)	$3.3	$(92.0)

Total reported net loss was $3.3 million lower than the pro forma statement of operations. The decrease in net loss was due to the acceleration of the timing of revenue recognition in the Leasing service line.

The adoption of Topic 606 had offsetting impacts within the operating cash flows section of the condensed consolidated statement of cash flows with no net impact on the Company’s cash flows from operations.

Practical Expedients and Exemptions

The Company incurs incremental costs to obtain new contracts across the majority of its service lines. As the amortization period of those expenses would be 12 months or less, the Company expenses those incremental costs of obtaining the contracts in accordance with Topic 606.

Remaining performance obligations represent the aggregate transaction prices for contracts where our performance obligations have not yet been satisfied. In accordance with Topic 606, the Company does not disclose unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) variable consideration for services performed as a series of daily performance obligations, such as those performed within the Property, facilities, and project management services lines. Performance obligations within these businesses represent a significant portion of our contracts with customers not expected to be completed within 12 months.

Note 6. Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for the three months ended March 31, 2018 (in millions):

	Americas	APAC	EMEA	Total
Balance as of December 31, 2017	$1,249.7	$266.6	$249.0	$1,765.3
Measurement period adjustments	11.3	—	—	11.3
Effect of movements in exchange rates and other	(4.6)	(4.2)	8.5	(0.3)

Balance as of March 31, 2018	$1,256.4	$262.4	$257.5	$1,776.3

Portions of goodwill are denominated in currencies other than the U.S. dollar, therefore a portion of the movements in the reported book value of these balances is attributable to movements in foreign currency exchange rates.

The Company identified measurement period adjustments during the current period and adjusted the provisional goodwill amounts recognized.

There were no impairment charges of goodwill and other intangible assets for the three months ended March 31, 2018 and 2017, respectively.

Note 7: Derivative Financial Instruments and Hedging Activities

The Company is exposed to certain risks arising from both business operations and economic conditions, including interest rate risk and foreign exchange risk. To mitigate the impact of interest rate and foreign exchange risk, the Company enters into derivative financial instruments. The Company manages interest rate risk on floating rate borrowings primarily with interest rate cap and interest rate swap agreements. The Company manages exposure to foreign exchange fluctuations primarily through cross-currency interest rate swap agreements.

There have been no significant changes to the interest rate and foreign exchange risk management objectives from those disclosed in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

Interest Rate Derivative Instruments

In February 2018, the Company elected to terminate and monetize eight interest rate cap agreements and received a $34.5 million cash settlement in exchange for its net hedge asset. Amounts relating to these terminated derivatives recorded in Accumulated other comprehensive income on the condensed consolidated balance sheets will be amortized into earnings over the remaining life of the original contracts, which were scheduled to expire between October 2019 and August 2021. Subsequently, the Company entered into eight identical interest rate cap agreements, one expiring October 2019, three expiring May 2021, one expiring July 2021 and three expiring August 2021.

The Company did not recognize any income or loss due to hedge ineffectiveness related to interest rate swap and cap agreements for the three months ended March 31, 2018 and 2017. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive loss on the condensed consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of March 31, 2018 and December 31, 2017, there were $44.8 million and $26.9 million in pre-tax gains, respectively, included in Accumulated other comprehensive loss related to these agreements, which will be reclassified to Interest expense as interest payments are made in accordance with the Credit Agreements.

Foreign Exchange Derivative Instruments

The Company did not recognize any income or loss due to hedge ineffectiveness related to cross-currency interest rate swap agreements for the three months ended March 31, 2018 and 2017. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow or net investment hedges is recorded in Accumulated other comprehensive loss on the condensed consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of March 31, 2018 and December 31, 2017, there were $4.1 million and $3.4 million in pre-tax losses, respectively, included in Accumulated other comprehensive loss on the condensed consolidated balance sheets related to these agreements, which will be reclassified to Operating, administrative and other as remeasurement of the principal balance of the hedged intercompany debt or net investment is recognized in earnings.

The following table presents the fair value of derivatives as well as their classification on the condensed consolidated balance sheets as of March 31, 2018 and December 31, 2017 (in millions):

		March 31, 2018		December 31, 2017
		Assets	Liabilities	Assets	Liabilities
Derivative Instrument	Notional	Fair Value	Fair Value	Fair Value	Fair Value
Designated:
Cash flow hedges:
Cross-currency interest rate swaps	$137.3	$4.6	$0.7	$7.1	$0.4
Interest rate swaps	135.0	1.4	—	0.5	—
Interest rate caps	2,035.0	—	1.9	8.9	—
Net investment hedges:
Foreign currency net investment hedges	29.9	—	1.3	—	0.7
Non-designated:
Foreign currency forward contracts	337.1	1.6	0.4	0.8	2.2

The fair value of derivative assets is included within Other non-current assets and the fair value of derivative liabilities is included within Other non-current liabilities on the condensed consolidated balance sheets. The Company does not net derivatives on the condensed consolidated balance sheets.

The following table presents the effect of derivatives designated as hedges, net of applicable income taxes, on the condensed consolidated statements of operations for the three months ended March 31, 2018 and 2017 (in millions):

	Beginning Accumulated Other Comprehensive Loss (Gain)	Amount of Loss (Gain) Recognized in Other Comprehensive Loss on Derivatives (Effective Portion)(1)		Amount of (Loss) Gain Reclassified from Accumulated Other Comprehensive Loss into Statement of Operations (Effective Portion)(2)		Ending Accumulated Other Comprehensive Loss (Gain)
For the Three Months Ended March 31, 2018
Foreign currency cash flow hedges	$2.2	$3.2		$(3.1)		$2.3
Foreign currency net investment hedges	0.7	—		—		0.7
Interest rate cash flow hedges	(22.5)	(17.3)		3.3		(36.5)

	$(19.6)	$(14.1)	[1]	$0.2	[2]	$(33.5)

For the Three Months Ended March 31, 2017
Foreign currency cash flow hedges	$0.9	$3.8		$(3.2)		$1.5
Foreign currency net investment hedges	(1.9)	1.1		—		(0.8)
Interest rate cash flow hedges	(16.4)	2.2		(1.6)		(15.8)

	$(17.4)	$7.1	[1]	$(4.8)	[2]	$(15.1)

(1)	Amount is net of related income tax expense (benefit) of $3.9 million and $(1.6) million for the three months ended March 31, 2018 and March 31, 2017, respectively.

(2)	Amount is net of related income tax (expense) benefit of $(0.8) million and $1.2 million for the three months ended March 31, 2018 and March 31, 2017, respectively.

Gains of $3.3 million and losses of $1.6 million were reclassified into earnings during the three months ended March 31, 2018 and 2017 related to interest rate hedges and were recognized in Interest expense on the condensed consolidated statements of operations.

Losses of $0.1 million and $3.0 million were reclassified during the three months ended March 31, 2018 relating to foreign currency cash flow hedges and were recognized in Interest expense and Operating, administrative and other, respectively.

Gains of $0.0 million and losses of $3.2 million were reclassified during the three months ended March 31, 2017 relating to foreign currency cash flow hedges and were recognized in Interest expense and Operating, administrative and other, respectively.

As of March 31, 2018 and December 31, 2017, the Company has not posted and does not hold any collateral related to these agreements. Additionally, the Company enters into short-term forward contracts to mitigate the risk of fluctuations in foreign currency exchange rates that would adversely impact some of the Company’s foreign currency denominated transactions. Hedge accounting was not elected for any of these contracts. As such, changes in the fair values of these contracts are recorded directly in earnings. There were gains of $2.6 million and losses of $1.4 million included in the condensed consolidated statements of operations for the three months ended March 31, 2018 and 2017, respectively. As of March 31, 2018 and December 31, 2017, the Company had 30 and 24 foreign currency exchange forward contracts outstanding covering a notional amount of $337.1 million and $277.5 million, respectively. As of March 31, 2018 and December 31, 2017, the fair value of forward contracts disclosed above were included in Other current assets and Other current liabilities on the condensed consolidated balance sheets. The Company does not net these derivatives on the condensed consolidated balance sheets.

Note 8: Long-term Debt and Other Borrowings

Long-term debt consisted of the following (in millions):

	As of March 31, 2018	As of December 31, 2017
Collateralized:
First Lien Loan, as amended, net of unamortized discount and issuance costs of $43.7 million and $44.6 million	$2,585.2	$2,341.1
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $9.6 million and $10.0 million	460.4	460.0
Capital lease liability	15.1	15.3
Notes payable to former stockholders	1.4	21.2

Total long-term debt	3,062.1	2,837.6
Less current portion	(36.3)	(53.6)

Total non-current long-term debt	$3,025.8	$2,784.0

The Company had overdrafts of $4.5 million and $5.9 million as of March 31, 2018 and December 31, 2017.

First Lien Loan

On March 15, 2018, certain of the Company’s subsidiaries, DTZ U.S. Borrower, LLC and DTZ Aus Holdco Pty Limited, each a borrower (together the “Borrowers”) obtained incremental term commitments in an aggregate amount of $250.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 10”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 10 were issued under the same pricing and maturity terms as the Amended First Lien Credit Agreement. Total proceeds of $244.8 million (net of $1.8 million stated discount and $3.4 million in debt issuance costs) were received.

The Company evaluated the terms of First Lien Amendment No. 10 to determine if the new debt instrument should be accounted for as a modification or an extinguishment on a lender-by-lender basis. The change in present value of future cash flows for First Lien Loan lenders, as well as participants in the Amended First Lien Credit Agreement and incremental term commitments, that remained in the syndication just prior to the effective date of First Lien Amendment No. 10 was less than 10% and, accordingly, the Company accounted for all prior unamortized debt issuance costs and fees incurred for these lenders as a debt modification.

Prior to the refinancing, the balance of unamortized issuance costs related to the First Lien Loan, Amended First Lien Credit Agreement and subsequent incremental term commitments was approximately $42.4 million. All of the unamortized issuance costs allocated to these lenders continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement. Of the $5.2 million in fees related to First Lien Amendment No. 10, $1.8 million in fees to creditors were recorded as a reduction to the loan balance in accordance with modification accounting and the remaining $3.4 million in fees to third parties were expensed and included in Interest expense in the condensed consolidated statements of operations.

Revolver

On March 15, 2018, under First Lien Amendment No. 10, the Borrowers increased the borrowing capacity of the revolving (the “Revolver”) credit facility to $486.0 million.

As of March 31, 2018 and December 31, 2017, the Company had no outstanding funds drawn under the Revolver, which matures partially on (i) November 4, 2019 and (ii) the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans.

Financial Covenants and Terms

As part of First Lien Amendment No. 11, the First Lien Net Leverage Ratio in the financial covenant was updated to 5.80 to 1.00 from 5.50 to 1.00.

The Company was in compliance with all of its loan provisions under the Credit Agreements and subsequent amendments as of March 31, 2018 and December 31, 2017.

Note 9: Restructuring

During the three months ended March 31, 2018 and 2017, the Company incurred employee termination benefit charges, which included severance, medical and other benefits, and contract termination and lease charges for restructuring activities. Charges for these restructuring actions were recorded in accordance with FASB guidance on employers’ accounting for postretirement benefits and guidance on accounting for costs associated with exit or disposal activities, as appropriate.

During the three months ended March 31, 2018 and 2017, the Company recorded restructuring charges of $10.4 million and $0.0 million, resulting from integration activities surrounding the merger with Cushman & Wakefield (“C&W Group”). Charges primarily consist of severance and employment-related charges, related primarily to reductions in headcount, and lease exit charges and contract termination. All charges were classified as Restructuring and related charges in the condensed consolidated statements of operations.

The following table details the Company’s severance and other restructuring accrual activity (in millions):

	Severance Pay and Benefits	Contract Termination and Other Costs	Total
Balance at December 31, 2017	$26.3	$11.1	$37.4
Restructuring charges	6.3	4.1	10.4
Payments and other(1)	(14.0)	(1.8)	(15.8)

Balance at March 31, 2018	$18.6	$13.4	$32.0

(1)	Other consists of changes in the liability balance due to foreign currency translations.

Of the total ending balance as of March 31, 2018 and December 31, 2017, for integration activities, $24.0 million and $8.0 million, and $30.1 million and $7.3 million were recorded as Other current liabilities and Other noncurrent liabilities, respectively.

Note 10: Share-based Payments

The tables below summarize the Company’s outstanding time-based stock options (in millions, except for per share amounts):

	Time-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2017	3.5	$13.11	8.5

Granted	0.2	17.00
Exercised	(0.3)	10.00
Forfeited	(0.0)	11.50

Outstanding at March 31, 2018	3.4	$13.55	8.4

Exercisable at March 31, 2018	1.5	12.46	8.0

Total recognized compensation cost related to these stock option awards was $1.2 million and $0.6 million for the three months ended March 31, 2018 and 2017, respectively. At March 31, 2018, the total unrecognized compensation cost related to non-vested time-based option awards was $5.8 million.

Performance-Based Options

The tables below summarize the Company’s outstanding performance-based stock options (in millions, except for per share amounts):

	Performance-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2017	1.6	$11.23	7.8

Granted	0.1	17.00
Exercised	—	—
Forfeited	(0.0)	11.33

Outstanding at March 31, 2018	1.7	$11.52	7.6

Exercisable at March 31, 2018	—	—	—

At March 31, 2018, the total unrecognized compensation cost related to non-vested performance-based option awards was $2.4 million, which will be recognized once the performance condition is met.

Restricted Stock Units

The following table summarizes the Company’s outstanding RSUs (in millions, except for per share amounts):

	Co-Investment RSUs		Time-Based RSUs		Performance-Based RSUs
	Number of RSUs	Weighted Average Fair Value Per Share	Number of RSUs	Weighted Average Fair Value Per Share	Number of RSUs	Weighted Average Fair Value Per Share
Unvested at December 31, 2017	0.7	$11.28	7.1	$13.48	2.5	$1.50
Granted	0.0	17.00	0.4	17.00	0.2	3.68
Vested	—	—	(0.2)	17.00	—	—
Forfeited	(0.0)	12.00	(0.0)	16.10	—	—

Unvested at March 31, 2018	0.7	$11.36	7.3	$14.06	2.7	$1.66

The following table summarizes the Company’s compensation expense related to RSUs (in millions, except for vesting term):

	For the three months ended March 31, 2018	For the three months ended March 31, 2017	Unrecognized at March 31, 2018
Time-Based RSUs	$4.7	$6.7	$34.0
Co-Investment RSUs	0.2	0.8	0.4
Performance-Based RSUs	—	—	4.4

Equity classified compensation cost	$4.9	$7.5	$38.8
Liability classified compensation cost	1.5	1.5	21.9

Total RSU stock-based compensation cost	$6.4	$9.0	$60.7

Cassidy Turley - Deferred Purchase Obligation

The following table summarizes the Company’s expense related to the deferred purchase obligation (the “DPO”) for those who elected to receive their consideration in shares (in millions):

	Deferred Purchase Obligation Compensation Cost
	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Employees	$2.4	$3.1
Non-Employees	3.4	2.7

Total DPO Expense	$5.8	$5.8

In conjunction with the acquisition of Cassidy Turley, Inc. on December 31, 2014, an additional payment of $179.8 million will be made on the fourth anniversary of the closing and is tied to continuing employment. This will be recognized as compensation expense over the four years until it is paid. Selling shareholders were given the option to receive the additional payment in the form of the Company’s shares or cash. The accrued value of the cash-settled portion was $111.6 million and $105.6 million as of March 31, 2018 and December 31, 2017 and included in Other current liabilities.

Note 11: Commitments and Contingencies

Lease commitments and purchase obligations

The Company has entered into commercial operating leases on certain office premises and motor vehicles. There are no financial restrictions placed upon the lessee by entering into these leases. Additionally, the Company has entered into capital leases as a means of funding the acquisition of furniture and equipment and acquiring access to property and vehicles. Rental payments are generally fixed, with no special terms or conditions. Deferred lease incentive liabilities were $8.9 million and $6.0 million included in Other current liabilities and $44.5 million and $49.2 million included in Other non-current liabilities as of March 31, 2018 and December 31, 2017, respectively.

Guarantees

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. These guarantees have both open and closed-ended terms; with remaining closed-ended terms up to 9 years and maximum potential future payments of approximately $48.1 million in the aggregate, with none of these guarantees being individually material to the Company’s operating results, financial position or liquidity. The Company’s current expectation is that future payment or performance related to non-performance under these guarantees is considered remote.

Contingencies

In the normal course of business, the Company is subject to various claims and litigation. Many of these claims are covered under the Company’s current insurance programs, subject to self-insurance levels and deductibles. The Company is also subject to threatened or pending legal actions arising from activities of contractors. Such liabilities include the potential costs to settle litigation. A liability is recorded for the potential costs of carrying out further works based on known claims and previous claims history, and for losses from litigation that are probable and estimable. A liability is also recorded for the Company’s IBNR claims, based on assessment using prior claims history. Claims liabilities are presented as Other current liabilities and Other non-current liabilities. As of March 31, 2018 and December 31, 2017, contingent liabilities recorded within Other current liabilities were $102.9 million and $88.5 million, respectively and contingent liabilities recorded within

Other noncurrent liabilities were $25.3 million and $29.4 million, respectively. These contingent liabilities are made up of E&O claims, workers’ compensation insurance liabilities, and other claims and contingent liabilities. At March 31, 2018 and December 31, 2017, E&O claims were $59.3 million and $54.1 million, respectively, and workers’ compensation liabilities were $69.0 million and $63.8 million, respectively, included within Other current and non-current liabilities in the accompanying condensed consolidated balance sheets. The ultimate settlement of these matters may result in payments materially in excess of the amounts recorded due to their contingent nature and inherent uncertainties of settlement proceedings.

For a portion of these liabilities, the Company had indemnification assets as of March 31, 2018 and December 31, 2017, totaling $18.9 million and $18.2 million, respectively. The indemnification periods for all related agreements ended before December 31, 2017. Recoveries not yet received under any expired indemnification agreements are expected to be settled in cash during 2018. The Company had insurance recoverable balances as of March 31, 2018 and December 31, 2017 totaling $18.0 million and $17.6 million.

Note 12: Related Party Transactions

TPG and PAG provide management and transaction advisory services to the Company pursuant to a management services agreement. For the three months ended March 31, 2018 and 2017, the Company paid $0.4 million and $0.0 million of transaction advisory fees related to integration and financing activities. Additionally, the Company pays an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement matures on December 31, 2024, though it is subject to automatic termination immediately prior to the earlier of a successful initial public offering or a sale unless otherwise agreed by both TPG and PAG.

Transactions with equity accounted investees

For the three months ended March 31, 2018 and 2017, the Company had no material sales or purchases with equity accounted investees.

As of March 31, 2018 and December 31, 2017, the Company had no material receivables or payables with equity accounted investees.

Receivables from affiliates

As of March 31, 2018 and December 31, 2017, the Company had receivables from affiliates of $41.2 million and $34.1 million and $236.1 million and $232.8 million that are included in Prepaid expenses and other current assets and Other non-current assets, respectively. These amounts primarily represent prepaid commissions, retention and sign-on bonuses to brokers and other items such as travel and other advances to employees.

Note 13: Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date. In addition, ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.

There were no significant transfers in or out of Level 1 and Level 2 during the three months ended March 31, 2018 and 2017. There have been no significant changes to the valuation techniques and inputs used to develop the recurring fair value measurements from those disclosed in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, deferred purchase price receivable (“DPP”), restricted cash, accounts payable and accrued expenses, short-term borrowings, long-term debt, interest rate swaps and foreign exchange contracts.

The estimated fair value of external debt was $3.1 billion and $2.8 billion and as of March 31, 2018 and December 31, 2017, respectively. These instruments were valued using dealer quotes that are classified as Level 2 inputs in the fair value hierarchy. The gross carrying value of the debt was $3.1 billion and $2.9 billion as of March 31, 2018 and December 31, 2017, which excludes debt issuance costs. See Note 8: Long-term Debt and Other Borrowings for additional information.

The estimated fair values of interest rate swaps and foreign currency forward contracts and net investment hedges are determined based on the expected cash flows of each derivative. The valuation method reflects the contractual period and uses observable market-based inputs, including interest rate and foreign currency forward curves.

Recurring Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2017 (in millions):

	As of March 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$53.1	$53.1	$—	$—
Foreign currency forward contracts	1.6	—	1.6	—
Cross-currency interest rate swaps	4.6	—	4.6	—
Interest rate swap agreements	1.4	—	1.4	—
Deferred purchase price receivable	38.0	—	—	38.0

Total	$98.7	$53.1	$7.6	$38.0

Liabilities
Deferred compensation plan liabilities	$53.1	$53.1	$—	$—
Foreign currency forward contracts	0.4	—	0.4	—
Interest rate cap agreements	1.9	—	1.9	—
Cross-currency interest rate swaps	0.7	—	0.7	—
Foreign currency net investment hedges	1.3	—	1.3	—
Earn-out liabilities	49.4	—	—	49.4

Total	$106.8	$53.1	$4.3	$49.4

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$59.7	$59.7	$—	$—
Foreign currency forward contracts	0.8	—	0.8	—
Cross-currency interest rate swaps	7.1	—	7.1	—
Interest rate cap agreements	8.9	—	8.9	—
Interest rate swap agreements	0.5	—	0.5	—
Deferred purchase price receivable	41.9	—	—	41.9

Total	$118.9	$59.7	$17.3	$41.9

Liabilities
Deferred compensation plan liabilities	$59.6	$59.6	$—	$—
Foreign currency forward contracts	2.2	—	2.2	—
Cross-currency interest rate swaps	0.4	—	0.4	—
Foreign currency net investment hedges	0.7	—	0.7	—
Earn-out liabilities	51.3	—	—	51.3

Total	$114.2	$59.6	$3.3	$51.3

Deferred Compensation Plans

The Company provides a deferred compensation plan to certain U.S. employees whereby a portion of employee compensation is held in trust, enabling the employees to defer tax on compensation until payment is made to them from the trust. The employee is at risk for any investment fluctuations of the funds held in trust. In the event of insolvency of the entity, the trust’s assets are available to all general creditors of the entity.

Deferred compensation plan assets are presented within Prepaid expenses and other current assets and Other non-current assets. Deferred compensation liabilities are presented within Accrued compensation and Other non-current liabilities.

Foreign Currency Forward Contracts and Net Investment Hedges, and Interest Rate Swaps and Cap Agreements

Refer to Note 7: Derivative Financial Instruments and Hedging Activities for discussion of the fair value associated with these derivative assets and liabilities.

Deferred Purchase Price Receivable

The Company recorded a DPP under its A/R Securitization upon the initial sale of trade receivables. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is subsequently remeasured each reporting period in order to account for activity during the period, such as the Seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying receivables are short-term and of high credit quality. The DPP is included in Other non-current assets in the condensed consolidated balance sheets and is valued using unobservable inputs (i.e., Level 3 inputs), primarily discounted cash flows. Refer to Note 14: Accounts Receivable Securitization for more information.

Earn-out Liabilities

Earn-out liabilities are classified within Level 3 in the fair value hierarchy because the methodology used to develop the estimated fair value includes significant unobservable inputs reflecting management’s own assumptions. The fair value of earn-out liabilities is based on the present value of probability-weighted expected return method related to the earn-out performance criteria on each reporting date. The probabilities of achievement assigned to the performance criteria are determined based on due diligence performed at the time of acquisition as well as actual performance achieved subsequent to acquisition. Adjustments to the earn-out liabilities in periods subsequent to the completion of acquisitions are reflected within Operating, administrative and other in the condensed consolidated statements of operations.

The table below presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

	Earn-out Liabilities
	2018	2017
Balance as of January 1,	$51.3	$30.5
Net change in fair value and other adjustments	0.8	1.9
Settlements	(2.7)	(10.0)

Balance as of March 31,	$49.4	$22.4

Note 14: Accounts Receivable Securitization

On March 8, 2017, the Company entered into the A/R Securitization, whereby it continuously sells trade receivables to an unaffiliated financial institution. Under the A/R Securitization, one of the Company’s wholly owned subsidiaries sells (or contributes) the receivables to a wholly owned special purpose entity at fair market value. The special purpose entity then sells 100% of the receivables to an unaffiliated financial institution (“the Purchaser”). Although the special purpose entity is a wholly owned subsidiary of the Company, it is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of its assets prior to any assets or value in such special purpose entity becoming available to its equity holders and its assets are not available to pay other creditors of the Company. Upon the initial sale of trade receivables, the Company recorded a $38.3 million DPP and received $85.0 million in cash of the $100.0 million investment limit. The A/R Securitization terminates on March 6, 2020, unless extended or an earlier termination event occurs.

All transactions under the A/R Securitization are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. Following the sale and transfer of the receivables to the Purchaser, the receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables. Receivables sold are derecognized from the statement of financial position. The Company continues to service, administer and collect the receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860, Transfer and Servicing. As of and for the three months ended March 31, 2018 and 2017, any financial statement impact associated with the servicing liability was immaterial.

This program allows the Company to receive a cash payment and a deferred purchase price receivable for sold receivables. The deferred purchase price is paid to the Company in cash on behalf of the Purchaser as the receivables are collected; however, due to the revolving nature of the A/R Securitization, cash collected from the Company’s customers is reinvested by the Purchaser daily in new receivable purchases under the A/R Securitization. For the three months ended March 31, 2018 and 2017, receivables sold under the A/R securitization were $276.7 million and $212.6 million, respectively, and cash collections from customers on receivables sold were $259.3 million and $57.7 million, respectively, all of which were reinvested in new receivables purchases and are included in cash flows from operating activities in the statement of cash flows. As of March 31, 2018 and December 31, 2017, the outstanding principal on receivables sold under the A/R Securitization were $150.2 million and $132.8 million, respectively. Refer to Note 13: Fair Value Measurements for additional discussion on the fair value of the DPP as of March 31, 2018 and December 31, 2017.

For the three months ended March 31, 2018 and 2017, the Company recognized a loss related to the receivables sold of $0.0 million and $1.2 million, respectively, that was recorded in Operating, administrative and other expense in the condensed consolidated statements of operations. Based on the Company’s collection history, the fair value of the receivables sold subsequent to the initial sale approximates carrying value. For the three months ended March 31, 2018 and 2017, the Company incurred program costs of $0.8 million and $1.5 million, respectively, which were included in Operating, administrative and other expenses in the condensed consolidated statements of operations.

Note 15: Supplemental Cash Flow Information

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated statements of financial position to the sum of such amounts presented in the condensed consolidated statements of cash flows (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Cash and cash equivalents, beginning of period	$405.6	$382.3

Restricted cash recorded in Prepaid expenses and other current assets, beginning of period	62.3	42.5

Total cash, cash equivalents and restricted cash shown in the statements of cash flows, beginning of period	$467.9	$424.8

Cash and cash equivalents, end of period	$438.7	$258.0
Restricted cash recorded in Prepaid expenses and other current assets, end of period	64.6	34.2

Total cash, cash equivalents and restricted cash shown in the statements of cash flows, end of period	$503.3	$292.2

Supplemental cash flows and non-cash investing and financing activities are as follows (in millions):

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Cash paid for:
Interest	$39.4	$31.6
Income taxes	10.6	4.9
Non-cash investing/financing activities:
Property and equipment acquired through capital leases	0.7	0.2
Deferred and contingent payment obligation incurred through acquisitions	—	2.5
Equity issued in conjunction with acquisitions	—	1.0
Change in beneficial interest in a securitization	3.9	44.4

Note 16: Subsequent Events

The Company has evaluated subsequent events through July 25, 2018, the date on which the financial statements were issued.

On April 30, 2018, the Borrowers paid off $20.0 million of outstanding Second Lien Loan debt due on November 4, 2022.

On June 13, 2018, a new entity was incorporated in England and Wales, Cushman & Wakefield Limited. On July 6, 2018, a share-for-share exchange occurred between the shareholders of DTZ Jersey Holdings Limited and Cushman & Wakefield Limited, after which Cushman & Wakefield Limited became the new holding entity for the Company’s subsidiaries.

On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units on a 10 for 1 basis.

On July 16, 2018, the Company announced it had entered into a definitive agreement to acquire the remaining interest in the Sherry FitzGerald Group’s commercial property business, in which the Company holds an investment accounted for under the equity method. The transaction is subject to receipt of required regulatory approvals as well as other customary closing conditions, and is expected to close in September 2018.

On July 19, 2018, the Company announced its acquisition of Inc RE, an Australian Capital markets firm specializing in commercial sales, acquisitions and investment advisory. Required regulatory approvals have been received and the transaction is expected to close in July 2018, subject to customary closing conditions.

On July 24, 2018, the Company entered into an agreement with Vanke Service (HongKong) Co., Limited, to purchase in a private placement an aggregate number of ordinary shares that will represent ownership of 4.9% of the Company’s outstanding ordinary shares after giving effect to the initial public offering and any exercise of the underwriters’ option to purchase additional ordinary shares. This private placement is conditioned upon and expected to close concurrently with this offering, with additional closings expected to occur concurrently with any closing of the underwriters’ option to purchase additional ordinary shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Cushman & Wakefield plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cushman & Wakefield plc and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Chicago, Illinois

July 23, 2018, except for Note 20, as to which the date is July 25, 2018

Cushman & Wakefield plc

Consolidated Balance Sheets

	As of
(in millions, except per share data)	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$405.6	$382.3
Trade and other receivables, net of allowance balances of $35.3 million and $28.8 million, as of December 31, 2017 and 2016, respectively	1,314.0	1,280.7
Income tax receivable	14.6	36.5
Prepaid expenses and other current assets	176.3	141.4

Total current assets	1,910.5	1,840.9
Property and equipment, net	304.3	245.7
Goodwill	1,765.3	1,608.6
Intangible assets, net	1,306.0	1,417.0
Equity method investments	7.9	7.6
Deferred tax assets	71.1	145.1
Other non-current assets	432.8	417.0

Total assets	$5,797.9	$5,681.9

Liabilities and Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$59.5	$35.5
Accounts payable and accrued expenses	771.2	682.0
Accrued compensation	864.8	765.0
Income tax payable	35.7	39.2
Other current liabilities	234.4	102.8

Total current liabilities	1,965.6	1,624.5
Long-term debt	2,784.0	2,624.6
Deferred tax liabilities	157.5	401.9
Other non-current liabilities	386.9	440.9

Total liabilities	$5,294.0	$5,091.9

Commitments and contingencies (Note 15)
Equity:
Ordinary shares, nominal value $10.00 per share, 145.1 and 143.1 shares issued and outstanding at December 31, 2017 and 2016, respectively	$1,451.3	$1,430.8
Additional paid-in capital	305.0	252.4
Accumulated deficit	(1,165.2)	(944.7)
Accumulated other comprehensive loss	(87.2)	(148.5)

Total equity attributable to the Company	503.9	590.0
Non-controlling interests	—	—

Total equity	503.9	590.0

Total liabilities and equity	$5,797.9	$5,681.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Cushman & Wakefield plc

Consolidated Statements of Operations

	Year Ended
(in millions, except per share data)	December 31, 2017	December 31, 2016	December 31, 2015

Revenue	$6,923.9	$6,215.7	$4,193.2
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	5,639.6	5,076.7	3,386.3
Operating, administrative and other	1,155.4	1,159.7	858.6
Depreciation and amortization	270.6	260.6	155.9
Restructuring, impairment and related charges	28.5	32.1	202.8

Total costs and expenses	7,094.1	6,529.1	4,603.6

Operating loss	(170.2)	(313.4)	(410.4)
Interest expense, net of interest income	(183.1)	(171.8)	(123.1)
Earnings from equity method investments	1.4	5.9	4.6
Other income (expense), net	11.0	2.4	(0.2)

Loss before income taxes	(340.9)	(476.9)	(529.1)
Benefit from income taxes	(120.4)	(27.4)	(56.3)

Net loss	(220.5)	(449.5)	(472.8)
Less: Net (loss) income attributable to non-controlling interests	—	(0.4)	0.9

Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Basic and diluted income per share attributable to Cushman & Wakefield plc shareholders	$(1.53)	$(3.18)	$(5.46)
Weighted average shares outstanding for basic and diluted income per share	143.9	141.4	86.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

Cushman & Wakefield plc

Consolidated Statements of Comprehensive Loss

	Year Ended
(in millions)	December 31, 2017	December 31, 2016	December 31, 2015

Net loss	$(220.5)	$(449.5)	$(472.8)
Other comprehensive loss, net of tax:
Unrealized hedging gains (losses)	2.2	19.9	(2.5)
Defined benefit plans gains (losses)	4.7	(10.9)	3.4
Foreign currency translation gains (losses)	54.4	(85.3)	(48.1)

Total other comprehensive income (loss)	61.3	(76.3)	(47.2)

Total comprehensive loss	(159.2)	(525.8)	(520.0)
Less: Comprehensive (loss) income attributable to non-controlling interests	—	(0.7)	0.4

Comprehensive loss attributable to the Company	$(159.2)	$(525.1)	$(520.4)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Cushman & Wakefield plc

Consolidated Statements of Changes in Equity

					Accumulated Other Comprehensive Income (Loss)
(in millions)	Ordinary Shares	Ordinary Shares ($)	Additional Paid In Capital	Accumulated Deficit	Unrealized Hedging (Losses) Gains	Foreign Currency Translation	Defined Benefit Plans	Total Accumulated Other Comprehensive Loss, net of tax	Total Equity Attributable to the Company	Non- Controlling Interests	Total Equity
Balance at January 1, 2015	60.4	$604.2	$0.5	$(21.9)	$—	$(22.9)	$(2.9)	$(25.8)	$557.0	$9.9	$566.9

Sponsor contributions	78.3	783.3	156.7	—	—	—	—	—	940.0	—	940.0
Share issuances	0.8	7.4	—	—	—	—	—	—	7.4	—	7.4
Net (loss) earnings	—	—	—	(473.7)	—	—	—	—	(473.7)	0.9	(472.8)
Stock-based compensation	—	—	34.0	—	—	—	—	—	34.0	—	34.0
Foreign currency translation	—	—	—	—	—	(47.6)	—	(47.6)	(47.6)	(0.5)	(48.1)
Defined benefit plans actuarial gain	—	—	—	—	—	—	3.4	3.4	3.4	—	3.4
Unrealized gain on hedging instruments	—	—	—	—	3.1	—	—	3.1	3.1	—	3.1
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(5.6)	—	—	(5.6)	(5.6)	—	(5.6)
Dividends to owners	—	—	—	—	—	—	—	—	—	(1.9)	(1.9)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	0.6	0.6

Balance at December 31, 2015	139.5	$1,394.9	$191.2	$(495.6)	$(2.5)	$(70.5)	$0.5	$(72.5)	$1,018.0	$9.0	$1,027.0

Acquisition and disposal of non-controlling interest	—	—	(11.4)	—	—	(2.4)	—	(2.4)	(13.8)	(8.3)	(22.1)
Share issuances	3.6	35.9	8.6	—	—	—	—	—	44.5	—	44.5
Net loss	—	—	—	(449.1)	—	—	—	—	(449.1)	(0.4)	(449.5)
Stock-based compensation	—	—	64.0	—	—	—	—	—	64.0	—	64.0
Foreign currency translation	—	—	—	—	—	(82.6)	—	(82.6)	(82.6)	(0.3)	(82.9)
Defined benefit plans actuarial loss	—	—	—	—	—	—	(11.0)	(11.0)	(11.0)	—	(11.0)
Unrealized gain on hedging instruments	—	—	—	—	31.0	—	—	31.0	31.0	—	31.0
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(11.1)	—	0.1	(11.0)	(11.0)	—	(11.0)

Balance at December 31, 2016	143.1	$1,430.8	$252.4	$(944.7)	$17.4	$(155.5)	$(10.4)	$(148.5)	$590.0	$—	$590.0

Share issuances	2.0	20.5	3.7	—	—	—	—	—	24.2	—	24.2
Net loss	—	—	—	(220.5)	—	—	—	—	(220.5)	—	(220.5)
Stock-based compensation	—	—	46.9	—	—	—	—	—	46.9	—	46.9
Foreign currency translation	—	—	—	—	—	54.4	—	54.4	54.4	—	54.4
Defined benefit plan actuarial gain	—	—	—	—	—	—	2.3	2.3	2.3	—	2.3
Unrealized loss on hedging instruments	—	—	—	—	(14.6)	—	—	(14.6)	(14.6)	—	(14.6)
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	16.8	—	2.4	19.2	19.2	—	19.2
Other activity	—	—	2.0	—	—	—	—	—	2.0	—	2.0

Balance at December 31, 2017	145.1	$1,451.3	$305.0	$(1,165.2)	$19.6	$(101.1)	$(5.7)	$(87.2)	$503.9	$—	$503.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Cushman & Wakefield plc Consolidated Statements of Cash Flows
	Year ended
(in millions)	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities:
Net loss	$(220.5)	$(449.5)	$(472.8)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	270.6	260.6	155.9
Impairment charges	—	2.6	144.4
Unrealized foreign exchange (gain) loss	(7.3)	(10.7)	11.8
Stock-based compensation	51.4	66.9	34.0
Amortization of debt issuance costs	16.5	12.6	9.3
Gain on pension curtailment	(10.0)	—	—
Fees incurred in conjunction with debt modification	—	(3.7)	(14.2)
Change in deferred taxes	(170.1)	(63.1)	(100.3)
Bad debt expense	3.9	11.9	11.6
Other non-cash operating activities	7.0	1.2	3.5
Changes in assets and liabilities:
Trade and other receivables	(173.4)	(146.9)	(21.3)
Income taxes payable	10.1	2.7	29.1
Prepaid expenses and other current assets	(17.6)	18.4	(2.4)
Other non-current assets	44.0	(137.6)	(52.1)
Accounts payable and accrued expenses	42.6	118.3	61.6
Accrued compensation	98.4	11.0	83.6
Other current and non-current liabilities	58.8	(29.8)	74.7

Net cash provided by (used in) operating activities	4.4	(335.1)	(43.6)

Cash flows from investing activities:
Payment for property and equipment	(129.1)	(77.3)	(43.9)
Acquisitions of businesses, net of cash acquired	(99.9)	(57.1)	(1,886.0)
Sale of business, net of cash sold	—	10.2	—
Acquisition of non-controlling interests	—	(17.3)	—
Collection on beneficial interest in a securitization	84.8	—	—
Other investing activities, net	1.0	3.8	—

Net cash used in investing activities	(143.2)	(137.7)	(1,929.9)

Cash flows from financing activities:
Net proceeds from issue of shares	23.4	39.8	7.4
Shares repurchased for payment of employee taxes on stock awards	(4.5)	(2.9)	—
Contributions from sponsor	—	—	940.0
Payments of contingent consideration	(8.4)	—	—
Proceeds from long-term borrowings	318.7	639.8	2,236.4
Repayment of borrowings	(150.3)	(313.5)	(853.9)
Debt issuance costs	(4.4)	—	(13.2)
Payment of finance lease liabilities	(9.1)	(6.7)	(6.7)
Other financing activities, net	2.3	—	(1.9)

Net cash provided by financing activities	167.7	356.5	2,308.1

Change in cash, cash equivalents and restricted cash	28.9	(116.3)	334.6

Cash, cash equivalents and restricted cash, beginning of the year	424.8	547.9	208.0
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	14.2	(6.8)	5.3

Cash, cash equivalents and restricted cash, end of the year	$467.9	$424.8	$547.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Cushman & Wakefield plc

Notes to the Consolidated Financial Statements

Note 1: Organization and Business Overview

Cushman & Wakefield plc (together with its subsidiaries, the “Company”) was formed on August 21, 2014, by investment funds affiliated with TPG Capital, L.P. (“TPG”), PAG Asia Capital Limited (“PAG”) and Ontario Teachers’ Pension Plan (“OTPP”) (collectively, the “Sponsors”). On November 5, 2014, DTZ Jersey Holdings Limited acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited (the “DTZ Acquisition”). On September 1, 2015, the Company acquired 100% of C&W Group, Inc. (“Cushman & Wakefield” or “C&W” and also defined as the “C&W Group merger”) for $1.9 billion.

As of December 31, 2017, the Company operated from approximately 400 offices in 70 countries with approximately 48,000 employees. The Company’s business is focused on meeting the increasing demands of our clients across multiple service lines including property, facilities and project management, leasing, capital markets, and valuation and other services. The Company primarily does business under the Cushman & Wakefield tradename.

On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited, a private limited company incorporated in England and Wales (the “Share Exchange”). On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units on a 10 for 1 basis. The transactions described above are collectively referred to herein as the “Corporate Reorganization”.

As the Corporate Reorganization was completed prior to the effective date of this registration statement, it has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Cushman & Wakefield plc. Additionally, these financial statements have been retroactively adjusted to give effect to the Share Consolidation as it relates to all issued and outstanding ordinary shares and related per share amounts contained herein.

Note 2: Summary of Significant Accounting Policies

a)    Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting and its Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements are presented in U.S. dollars.

b)    Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its consolidated subsidiaries, which include voting interest entities (“VOEs”) in which the Company has determined it has a controlling financial interest, in accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidations. The equity attributable to the non-controlling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation. When applying principles of consolidation, management will identify whether an investee entity is a variable interest entity (“VIE”) or a VOE. For VOEs, the interest holder with control through majority ownership and majority voting rights consolidates the entity. The Company has determined that it does not have any interests in VIEs.

Entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, are accounted for using the equity method. The Consolidated Financial Statements include the Company’s share of the income and expenses and equity movements of investees accounted for under the equity method, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an investee accounted for under the equity method, the carrying amount of that interest (including any long-term loans) is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Company has an obligation to make or has made payments on behalf of the investee. Refer to Note 8: Investments Accounted for Using the Equity Method for additional information on equity method investments.

Investments in which the Company does not exert significant influence are accounted for at cost less any impairment in value.

c)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to estimates and assumptions include, but are not limited to, the valuation of assets acquired and liabilities assumed in business combinations, including contingent consideration; the fair value of derivative instruments; the fair value of the Company’s defined benefit plan assets and obligations; the fair value of awards granted under stock-based compensation plans; valuation allowances for income taxes; self-insurance program liabilities; uncertain tax positions; probability of meeting performance conditions in share-based awards; and impairment assessments related to goodwill, intangible assets and other long-lived assets.

Although these estimates and assumptions are based on management’s judgment and best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Estimates and underlying assumptions are evaluated on an ongoing basis and adjusted, as needed, using historical experience and other factors, including the current economic environment. Market factors, such as illiquid credit markets, volatile equity markets and foreign currency fluctuations can increase the uncertainty in such estimates and assumptions. The effects of such adjustments are reflected in the Consolidated Financial Statements in the periods in which they are determined.

d)    Revenue Recognition

The Company earns revenue from brokerage services, facilities services, facilities and property management, project management, valuation and professional services. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the amount is fixed or determinable; and (4) collectability is reasonably assured.

Brokerage services (agency leasing, tenant representation and capital markets)

The Company records commission revenue on real estate sales generally upon close of escrow or transfer of title. Real estate commissions on leases are generally recorded when all obligations under the commission agreement are satisfied unless future contingencies exist. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s termination rights, tenant occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof).

The existence of future contingencies results in the deferral of recognition of corresponding revenue until such contingencies are satisfied. Contingencies or conditions stated in agreements between the Company and the client, and related documents such as leases, must be satisfied before recognizing revenue. A contingency or condition is defined as an event (or non-event) which must occur (or not occur) before the Company’s fee is fixed and determinable.

A contingency or condition may be either stipulated in the agreement between the Company and the client or the client’s agreement with a third party (e.g., landlord or tenant). These agreements may cause an implied condition or contingency to arise, due to either local legal requirements or business practices. Since there is uncertainty surrounding the resolution of the contingency or condition, revenue is not recognized until all contingencies or conditions associated with a revenue transaction are satisfied.

Facilities services and facility and property management services

Fees earned from the delivery of the Company’s facilities services and facility and property management services are recognized when earned under the provisions of the related agreements and are generally based on a fixed recurring fee or a variable fee, which may be based on hours incurred, a percentage mark-up on actual costs incurred, or a percentage of monthly gross receipts. The Company also may earn revenue based on certain qualitative and quantitative performance measures. This revenue is recognized when the performance has been completed, the fees are fixed and determinable and fees are deemed collectible.

When accounting for reimbursements of expenses incurred on a client’s behalf, the Company determines whether it is acting as a principal or an agent in the arrangement. When the Company is acting as a principal, the Company’s revenue is reported on a gross basis and comprises the entire amount billed to the client, and reported cost of services includes all expenses associated with the client. When the Company is acting as an agent, the Company’s fee is reported on a net basis as revenue; reimbursed amounts are netted against the related expenses. The Company considers several factors in determining whether it is acting as principal or agent, such as whether the Company is the primary obligor to the customer, has control over the pricing of the services, has discretion in supplier selection, is involved in the determination of service specifications, performs part of the service, and has credit risk. The presentation of revenues and expenses pursuant to these arrangements under either a gross or net basis has no impact on operating income, net income or cash flows.

Project management, valuation and professional services

Project management and consulting fees are recognized when earned under the provisions of the client contracts, which is generally upon completion of services. The Company may earn incentive fees for project management services based upon achievement of certain performance criteria as set forth in the project management services agreement. The Company recognizes such fees when the specified target is attained and fees are deemed collectible. Valuation and advisory fees are earned upon completion of the service, which is generally upon delivery of a preliminary or final appraisal report.

If the Company has multiple contracts with the same customer, the Company assesses whether the contracts are linked or are separate arrangements. The Company considers several factors in this assessment, including the timing of negotiation, interdependence with other contracts or elements, and pricing and payment terms. The Company and its customers typically view each contract as a separate arrangement, as services are valued on a standalone basis, selling prices of the separate services exist and are negotiated independently, and performance of the services is distinct.

The Company records deferred revenue to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition in accordance with U.S. GAAP. As of December 31, 2017 and 2016, the Company recorded deferred revenue balances of $46.4 million and $45.1 million, respectively, which are included in Accounts payable and accrued expenses on the consolidated balance sheets.

e)    Cost of Services

Cost of services includes commission expenses, employee costs and other third-party transaction-related costs incurred directly in connection with the generation of revenue.

f)    Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2017, 2016 and 2015, advertising costs of $54.7 million, $48.2 million and $37.1 million respectively, were included in Operating, administrative and other expenses in the consolidated statements of operations.

g)    Debt Issuance Costs, Premiums and Discounts

Debt issuance costs, premiums and discounts are amortized into Interest expense over the terms of the related loan agreements using the effective interest method or other methods which approximate the effective interest method. Debt issuance costs, premiums and discounts related to non-revolving debt are presented on the consolidated balance sheets as a direct deduction from the carrying value of the associated debt liability. Debt issuance costs related to revolving credit facilities are presented on the consolidated balance sheets as Other non-current assets.

Refer to Note 10: Long-term Debt and Other Borrowings for additional information on debt issuance costs.

h)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated statements of operations. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity.

Refer to Note 13: Income Taxes for additional information on income taxes.

i)    Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and highly-liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates fair value. Checks issued but not presented to banks may result in book overdraft balances for accounting purposes, which are classified within short-term borrowings and the change as a component of financing cash flows. The Company also manages certain cash and cash equivalents as an agent for its property and facilities management clients. These amounts are not included on the accompanying consolidated balance sheets.

Restricted cash

Included in the accompanying consolidated balance sheets within Prepaid expenses and other current assets is restricted cash of $62.3 million and $42.5 million as of December 31, 2017 and 2016, respectively. These balances primarily consist of legally restricted deposits related to contracts entered into with others, including clients, in the normal course of business.

j)    Trade and Other Receivables

Trade and other receivables are presented on the consolidated balance sheets net of estimated uncollectable amounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on historical experience and other currently available information. The allowance reflects the Company’s best estimate of collectability risks on outstanding receivables. Refer to Note 5: Business Combinations for additional information about receivables acquired in business combinations.

Accounts Receivable Securitization Program

In March 2017, the Company entered into a revolving trade accounts receivables securitization program which it has amended from time to time (“A/R Securitization”). The Company records the transactions as sales of receivables, derecognizes such receivables from its Consolidated Financial Statements and records a receivable for the deferred purchase price of such receivables.

Refer to Note 17: Fair Value Measurements and Note 18: Accounts Receivable Securitization for additional information about the A/R Securitization.

k)    Concentration of Credit Risk

Concentrations that potentially subject the Company to credit risk consist principally of trade receivables. Exposure to credit risk is influenced by the individual characteristics of each customer. New customers are analyzed individually for creditworthiness, considering credit ratings where available, financial position, past experience and other factors. The risk associated with this concentration is limited due to ongoing monitoring and the large number and geographic dispersion of customers.

l)    Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, or in the case of capital leases, at the present value of the future minimum lease payments. Costs include expenditures that are directly attributable to the acquisition of the asset and costs incurred to prepare the asset for its intended use. Direct costs for internally developed software are capitalized during the application development stage. All costs during the preliminary project stage are expensed as incurred. The costs capitalized include consulting, licensing and direct labor costs and are amortized upon implementation of the software in production over the useful life of the software.

Repair and maintenance costs are expensed as incurred.

Depreciation of property and equipment is computed on a straight-line basis over the asset’s estimated useful life. Assets held under capital leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. The Company’s estimated useful lives are as follows:

Furniture and equipment	3 to 20 years
Leasehold improvements	2 to 19 years
Equipment under capital lease	Shorter of lease term or asset useful life
Software	1 to 10 years

The Company evaluates the reasonableness of the useful lives of property and equipment at least annually.

In addition, the Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that such assets are impaired, the impairment is recognized in the period the changes occur and represent the amount by which the carrying value exceeds the fair value.

m)    Goodwill and Other Intangible Assets

Acquired identifiable assets, liabilities and any non-controlling interests are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over the fair value of those assets and liabilities is recognized as goodwill on the consolidated balance sheets.

Goodwill and indefinite-lived intangible assets are not amortized and are stated at cost. Definite-lived intangible assets are stated at cost less accumulated amortization.

Amortization of definite-lived intangible assets is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The Company evaluates the reasonableness of the useful lives of these intangibles at least annually.

n)    Impairment of Long-lived Assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. The Company early adopted Accounting Standards Update (“ASU”) No. 2017-04 for ASC 350, Intangibles - Goodwill and Other, which eliminates the second step of the “two-step” impairment test for entities performing a quantitative impairment analysis. This adoption had no impact on the Company’s consolidated financial results.

On an annual basis a qualitative assessment is performed to assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount (“step zero”). The Company proceeds with the impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company has elected an annual goodwill impairment assessment date of October 1. The Company performed a step zero impairment test on October 1, 2017, and concluded that there were no indications of impairment, and a quantitative impairment test was deemed unnecessary.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if the fair value of the asset is less than the asset’s carrying amount. No material impairments of intangible assets were recognized during any of the periods presented. Refer to Note 7: Goodwill and Other Intangible Assets for additional information regarding the Company’s intangible assets.

o)    Accrued Claims and Settlements

The Company is subject to various claims and contingencies related to lawsuits. A liability is recorded for claims and legal costs when risk of loss is probable and estimable.

The Company self-insures for various risks, including workers’ compensation and medical in some states. A liability is recorded for the Company’s obligations for both reported and incurred but not reported

(“IBNR”) insurance claims through assessment based on prior claims history. In addition, in the U.S. and Canada, the Company is self-insured against errors and omissions (“E&O”) claims through a primary insurance layer provided by its 100%-owned, consolidated, captive insurance subsidiary, Nottingham Indemnity, Inc., and an excess layer provided through a third-party insurance carrier. See Note 15: Commitments and Contingencies for additional information.

p)    Derivatives and Hedging Activities

From time to time, the Company enters into derivative financial instruments, including foreign exchange forward contracts and interest rate swap or cap agreements, to manage its exposure to foreign exchange rate and interest rate risks. The Company views derivative financial instruments as a risk management tool and, accordingly, does not use derivatives for trading or speculative purposes. Derivatives are initially recognized at fair value at the date the derivative contracts are executed and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of operations immediately unless the derivative is designated and effective as a hedging instrument, in which case hedge accounting is applied. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in Other comprehensive income/(loss), net of applicable income taxes and accumulated in equity at that time, remains in equity and is recognized when the forecasted transaction is ultimately recognized in earnings. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in earnings.

Refer to Note 9: Derivative Financial Instruments and Hedging Activities for additional information on derivative instruments.

q)    Comprehensive Income (Loss)

Comprehensive income (loss) comprises net income and changes in equity that are excluded from net income, such as foreign currency translation adjustments, unrealized actuarial gains and losses relating to the defined benefit pension plans, and unrealized gains and losses on derivatives designated as cash flow and net investment hedges, included related tax effects.

r)    Foreign Currency Transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are recorded in the functional currency at the foreign exchange rate at that date, which may result in a foreign currency gain or loss.

Foreign currency gains or losses are recognized in the consolidated statements of operations, except for differences arising on the retranslation of a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in Other comprehensive income/(loss) and accumulated within equity. For the years ended December 31, 2017, 2016 and 2015, foreign currency transactions resulted in gains of $2.6 million and $6.1 million and a loss of $11.8 million, respectively, and were recognized within Cost of services and Operating, administrative, and other expenses in the consolidated statements of operations.

Foreign Currency Translation

The assets and liabilities of foreign operations are translated into U.S. dollars at the balance sheet date. Income and expense items are translated at the monthly average rates. Translation adjustments are included in Accumulated other comprehensive income (loss).

s)    Leases

The Company enters into various leasing arrangements in which it is the lessee. For operating leases, lease expense is recorded on a straight-line basis over the non-cancellable lease term. Lease incentives received are offset against the total lease expense and recognized over the lease term on a straight-line basis. Deferred lease incentive liabilities were $6.0 million and $4.6 million included in Other current liabilities and $49.2 million and $1.7 million included in Other non-current liabilities as of December 31, 2017 and 2016, respectively. Capital leases are recorded at the lower of the fair value of the leased asset or the present value of future minimum lease payments. Minimum lease payments are apportioned between the interest charge and reduction of the outstanding liability. Refer to Note 15: Commitments and Contingencies for additional information on leases.

t)    Share-based Payments

The Company grants stock options and restricted stock awards to employees under the Management Equity Investment and Incentive Plan (“MEIP”). The grant date fair value of awards granted to employees is recognized as compensation expense using the graded vesting method over the vesting period, with a corresponding increase in equity or liabilities, depending on the balance sheet classification. The Company also from time to time, grants such awards to non-employees. Such awards are accordingly marked-to-market at the end of each reporting period.

Refer to Note 14: Share-based Payments for additional information on the Company’s stock-based compensation plans.

u)    Employee Benefits

The Company’s defined benefit pension plans are actuarially evaluated, incorporating various critical assumptions including the discount rate and the expected rate of return on plan assets. Any difference between actual and expected plan experience, including asset return experience, in excess of a 10% corridor is recognized in net periodic pension cost over the expected average employee future service period. Other assumptions involve demographic factors such as retirement age, mortality, attrition and the rate of compensation increases. The Company evaluates these assumptions annually and modifies them as appropriate.

Refer to Note 11: Employee Benefits for additional information on actuarial assumptions.

v)    Recently Issued Accounting Pronouncements

The Company has adopted the following new accounting standards that have been recently issued:

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new guidance is intended to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has early adopted this standard effective October 1, 2017 with no impact on its Consolidated Financial Statements.

Pension Cost

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The new guidance is intended to classify costs according to their nature and better align the effect of defined benefit plans on operating income with International Financial Reporting Standards. The ASU also provides additional direction on the components eligible for capitalization. The new guidance is required to be applied retrospectively for the change in income statement presentation, while the change in capitalized benefit cost is to be applied prospectively. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company adopted this standard effective January 1, 2018 and retrospectively adjusted all periods presented in the Company’s consolidated financial statements. Refer to Note 11: Employee Benefits for additional detail.

Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation Stock-Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU, which affects all entities that issue share-based payment awards to their employees, simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, accounting for forfeitures, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted this standard effective January 1, 2017 with no material impact on the Consolidated Financial Statements and related disclosures.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The new guidance is required to be adopted retrospectively for all of the issues identified to each period presented. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company adopted this standard effective January 1, 2018 and retrospectively adjusted all periods presented in the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The ASU is required to be adopted retrospectively, and is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company’s restricted cash balances are presented in the consolidated balance sheets within Prepaid expenses and other current assets. Under the new guidance, changes in the Company’s restricted cash will be classified as either operating activities or investing activities in the consolidated statements of cash flows, depending on the nature of the activities that gave rise to the restriction. The Company adopted this standard effective January 1, 2018 and retrospectively adjusted all periods presented in the Company’s consolidated financial statements.

Consolidation

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which improves targeted areas of the consolidation guidance, and provides updated consolidation evaluation criteria. In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held Through Related Parties That Are under Common Control, which amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are held under common control. The new guidance is required to be adopted retrospectively by recording a cumulative-effect adjustment to retained earnings as of the beginning of the adoption period in which the amendments in ASU No. 2015-02 initially were applied. The Company adopted these standards as of January 1, 2017. These adoptions did not have an impact on its Consolidated Financial Statements and related disclosures.

Presentation of Financial Statements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Topic 205). The new guidance requires management to evaluate an entity’s ability to continue as a going concern within one year after the date that financial statements are issued. The ASU is required to be adopted prospectively and is effective for all companies for fiscal years beginning after December 15, 2016. The Company has adopted this standard with no impact on its Consolidated Financial Statements and related disclosures.

The following recently issued accounting standards are not yet required to be reflected in the Consolidated Financial Statements of the Company:

Revenue Recognition

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The core principle of the ASU requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

In 2016, the FASB issued additional amendments that affect the guidance issued in ASU 2014-09 as described in the following updates: ASU No. 2016-08; 2016-10; 2016-11; 2016-12; and 2016-20. These updates provide further guidance and clarification on specific items within the previously issued ASU. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606. The new guidance permits the use of either the retrospective or modified retrospective methods of adoption, and is effective for public companies for annual reporting periods beginning after December 15, 2017 with the option to early adopt the standard for annual periods beginning on or after December 15, 2016.

The Company plans to adopt the new revenue recognition guidance as of January 1, 2018 using the modified retrospective transition method. The Company will recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. Based on the Company’s assessment, the impact of the application of the new revenue recognition guidance will result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some brokerage revenues from leasing commissions will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved (e.g. tenant move-in or payment of first month’s rent). Under the new revenue guidance, the Company’s performance obligation will be typically satisfied at lease signing and therefore the portion of the commission that is contingent on a future event will be recognized earlier if not deemed probable of significant reversal. The Company is projecting a one-time transitional impact to be recorded directly to retained earnings as of the date of adoption of between $100.0 million and $125.0 million, for a net impact of $30.0 million and $40.0 million after related commissions expense and income tax expense. Additionally, management currently estimates the implementation of the updated principal-agent considerations in ASC 606 will result in an increase to the proportion of facility and property management contracts accounted for on a gross basis and an increase in revenue and cost of services of between $325.0 million and $375.0 million on an annual basis with no impact on operating loss, net loss or the statements of cash flows. The Company expects the above adoption impacts to result in corresponding increases to total assets and total liabilities that will reflect contract assets and accrued commissions payables as well as nearly balanced increases in both receivables and payables related to additional contracts reported on a gross basis.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU will replace most existing lease guidance under U.S. GAAP when it becomes effective. The new guidance requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Entities will recognize expenses for real estate related leases on statements of operations in a manner similar to current accounting guidance and, for lessors, the guidance remains substantially similar to current U.S. GAAP. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect the guidance will have on its Consolidated Financial Statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities (Topic 815). The new guidance eliminates the requirement to separately measure and report hedge ineffectiveness and is intended to reduce the complexity of applying hedge accounting by simplifying the designation and measurement of hedging instruments. The ASU is required to be applied retrospectively to eliminate the separate measurement of ineffectiveness through a cumulative-effect adjustment to Accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. The ASU is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its Consolidated Financial Statements.

Stock Compensation

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting (Topic 718). The ASU amends the scope of modification accounting for share-based payment awards. Under the new guidance, modification accounting is required only if the fair value, vesting conditions or classification of the award (as equity or liability) changes as a result of the change in terms. For public companies, the amendments in this ASU are effective for annual reporting periods and those interim periods within annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its Consolidated Financial Statements.

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805). The new guidance provides that when substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not a business. The ASU is required to be adopted prospectively and is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its Consolidated Financial Statements.

Note 3: Segment Data

The Company reports its operations through the following segments: (1) Americas, (2) Europe, the Middle East and Africa (“EMEA”) and (3) Asia Pacific (“APAC”). The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

For segment reporting, gross contract costs are excluded from revenue in determining “fee revenue.” Additionally, pursuant to business combination accounting rules, certain fee revenues that were deferred by the acquiree are recorded as a receivable on the acquisition date by the Company. Such contingent fee revenues are recorded as acquisition accounting adjustments to reflect the revenue recognition of the acquiree absent the application of acquisition accounting.

Corporate expenses are allocated to the segments based upon fee revenues of each segment. Gross contract costs are excluded from operating expenses in determining “fee-based operating expenses.”

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, including expense related to the Cassidy Turley deferred payment obligation (discussed in further detail below), stock-based compensation and other charges.

As segment assets are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and capital expenditures are not presented below.

Summarized financial information by segment is as follows (in millions):

Americas	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total revenue	$4,600.2	$4,124.3	$2,524.9
Less: Gross contract costs	(1,023.4)	(851.4)	(201.5)
Acquisition accounting adjustments	20.0	30.6	81.7

Total fee revenue	3,596.8	3,303.5	2,405.1

Service lines:
Property, facilities and project management	1,638.3	1,445.4	1,280.3
Leasing	1,244.6	1,140.7	830.7
Capital markets	530.4	536.2	203.4
Valuation and other	183.5	181.2	90.7

Total fee revenue	$3,596.8	$3,303.5	$2,405.1

Segment operating expenses	$4,275.1	$3,843.8	$2,388.5
Less: Gross contract costs	(1,023.4)	(851.4)	(201.5)

Fee-based operating expenses	$3,251.7	$2,992.4	$2,187.0

Adjusted EBITDA	$344.6	$311.6	$217.1

EMEA	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total revenue	$863.3	$755.5	$541.1
Less: Gross contract costs	(81.3)	(65.0)	(30.9)
Acquisition accounting adjustments	3.2	(0.8)	16.9

Total fee revenue	785.2	689.7	527.1

Service lines:
Property, facilities and project management	200.5	172.9	132.6
Leasing	256.5	229.1	160.5
Capital markets	154.3	128.0	94.5
Valuation and other	173.9	159.7	139.5

Total fee revenue	$785.2	$689.7	$527.1

Segment operating expenses	$769.8	$670.9	$494.3
Less: Gross contract costs	(81.3)	(65.0)	(30.9)

Fee-based operating expenses	$688.5	$605.9	$463.4

Adjusted EBITDA	$108.8	$90.8	$68.0

APAC	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total revenue	$1,460.4	$1,335.9	$1,127.2
Less: Gross contract costs	(522.6)	(489.6)	(443.2)
Acquisition accounting adjustments	—	0.3	0.9

Total fee revenue	937.8	846.6	684.9
Service lines:
Property, facilities and project management	649.7	572.4	464.8
Leasing	149.7	129.1	110.3
Capital markets	55.8	66.6	36.9
Valuation and other	82.6	78.5	72.9

Total fee revenue	$937.8	$846.6	$684.9

Segment operating expenses	$1,386.1	$1,265.0	$1,077.5
Less: Gross contract costs	(522.6)	(489.6)	(443.2)

Fee-based operating expenses	$863.5	$775.4	$634.3

Adjusted EBITDA	$75.1	$72.4	$50.8

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss attributable to the Company	$(220.5)	$(449.1)	$(473.7)
Add/(less):
Depreciation and amortization	270.6	260.6	155.9
Interest expense, net of interest income	183.1	171.8	123.1
Benefit from income taxes	(120.4)	(27.4)	(56.3)
Integration and other costs related to acquisitions	326.3	427.5	497.4
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Adjusted EBITDA	$528.5	$474.8	$335.9

Below is the reconciliation of total costs and expenses to Fee-based operating expenses (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total operating expenses	$7,094.1	$6,529.1	$4,603.6
Less: Gross contract costs	(1,627.3)	(1,406.0)	(675.6)

Fee-based operating expenses	$5,466.8	$5,123.1	$3,928.0

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Fee-based operating expenses:
Americas fee-based operating expenses	$3,251.7	$2,992.4	$2,187.0
EMEA fee-based operating expenses	688.5	605.9	463.4
APAC fee-based operating expenses	863.5	775.4	634.3

Segment fee-based operating expenses	4,803.7	4,373.7	3,284.7
Depreciation and amortization	270.6	260.6	155.9
Integration and other costs related to acquisitions (1)	303.1	397.4	397.9
Stock-based compensation	28.2	40.8	15.4
Cassidy Turley deferred payment obligation	44.0	47.6	61.8
Other	17.2	3.0	12.3

Fee-based operating expenses	$5,466.8	$5,123.1	$3,928.0

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs, excluding the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Geographic Information

Revenue in the table below is allocated based upon the country in which services are performed (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
United States	$4,298.7	$3,854.4	$2,391.6
Australia	711.3	630.0	603.7
All other countries	1,913.9	1,731.3	1,197.9

	$6,923.9	$6,215.7	$4,193.2

The long-lived assets in the table below are comprised of net property and equipment (in millions):

	As of December 31, 2017	As of December 31, 2016
United States	$211.6	$167.1
United Kingdom	30.3	24.0
All other countries	62.4	54.6

	$304.3	$245.7

Note 4: Earnings per Share

Earnings (Loss) per Share (“EPS”) is calculated by dividing the Net earnings or loss attributable to shareholders by the Weighted average shares outstanding. As the Company was in a loss position for all reported periods, the Company has determined all potentially dilutive shares would be anti-dilutive and therefore are excluded from the calculation of diluted weighted average shares outstanding. This results in the calculation of weighted average shares outstanding to be the same for basic and diluted EPS.

For the years ended December 31, 2017, 2016 and 2015, approximately 188.7 million, 181.5 million and 109.5 million potentially dilutive securities were not included in the computation of diluted EPS because their effect would have been anti-dilutive.

The following is a calculation of EPS (in millions, except per share amounts):

	Years Ended December 31,
	2017	2016	2015
Basic and Diluted EPS
Net loss attributable to shareholders	$(220.5)	$(449.1)	$(473.7)
Weighted average shares outstanding for basic and diluted loss per share	143.9	141.4	86.8

Basic and diluted loss per ordinary share attributable to shareholders	$(1.53)	$(3.18)	$(5.46)

Note 5: Business Combinations

2017 Acquisitions

During 2017, the Company completed the acquisition of several real estate service companies, including previously held non-controlling interest investments accounted for under either the cost or equity method. These acquisitions expand the Company’s presence in key markets in the United States, Canada, Belgium and Luxembourg. They provide additional complementary service offerings to the Company’s existing offerings most notably in the agency leasing, capital markets, property management and design and build service offerings as well as providing access to additional geographies and customers.

Aggregate consideration for these acquisitions included: cash paid at closing of $127.0 million, equity shares of the Company issued to sellers valued at $1.0 million, deferred consideration of $23.5 million and contingent consideration of $26.8 million. The Company recognized a $2.5 million fair value step-up gain on previously held investments, which was recognized in Operating, administrative and other in the consolidated statements of operations. The fair value of the previously held investments was primarily determined based on the total consideration transferred as part of the acquisitions, which the Company believed was the best indicator of fair value.

The deferred consideration relates to discounted values of future payments to the sellers of acquired businesses with the cash payments guaranteed subject only to the passage of time. Management anticipates these payments will be made over the next four years.

The contingent consideration relates to earn-out payments that may be paid out upon the achievement of certain performance targets. The aggregate value of possible earn-out payments across all 2017 acquisitions ranges from a minimum of $0 to a maximum of $33.4 million (undiscounted). See Note 17: Fair Value Measurements for further discussion.

The Company expensed acquisition-related costs of $2.6 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in these acquisitions was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $20.6 million. No material uncollectible amounts were noted in the accounts receivable assumed as part of the current year acquisitions.

The Company acquired certain intangible assets in the 2017 acquisitions. The total estimated fair value of intangibles acquired was $47.3 million, with a weighted-average useful life of approximately 10 years. Intangible assets acquired were comprised of customer relationships. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying expense, income tax and contributory asset charge assumptions.

As a result of the acquisitions, the Company recognized goodwill of $114.7 million, which was allocated to the Company’s segments as follows, $93.8 million to Americas and $20.9 million to EMEA. The goodwill arising from these acquisitions is primarily attributable to the benefit of revenue growth, assembled workforce and future market development. The Company is determining whether any goodwill is deductible for tax purposes. This evaluation is ongoing and will be finalized within the respective acquisition measurement periods.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of the various acquired entities (in millions):

December 31, 2017
Cash and cash equivalents	$26.4
Trade and other receivables	20.6
Prepaid expenses and other current assets	2.5
Property and equipment	5.1
Intangible assets	47.3
Other current liabilities	(17.7)
Deferred tax liabilities	(8.7)
Other non-current liabilities	(3.1)

Net assets acquired	72.4

Goodwill	114.7
Fair value of previously held investments	(8.8)

Total consideration	$178.3

A change to the acquisition date value of the identifiable net assets during the measurement period (up to one year from the acquisition date) will affect the amount of the purchase price allocated to goodwill. As of the date of issuance of the financial statements for the year ended December 31, 2017, the acquisition accounting has not been finalized, as certain tax estimates and contingencies are still being evaluated.

2016 Acquisitions

During 2016, the Company completed the acquisition of several real estate service companies in the United States and Europe. These acquisitions provide additional complementary service offerings to the Company’s existing offerings most notably in the agency leasing, capital markets, facilities management, property management and investment sales service offerings as well as providing access to additional geographies and customers.

Aggregate consideration for these acquisitions included: cash paid at closing and working capital adjustments of $80.7 million; equity shares of the Company issued to sellers valued at $3.5 million; deferred consideration of $42.2 million; and contingent consideration of $29.3 million. The Company recorded a gain of $4.0 million in relation to the fair value step-up of the carrying value of the previously held equity method investment in Operating, administrative and other in the consolidated statements of operations. At the time of the acquisition, the investment value was determined to be $24.2 million. The fair value of the investment was determined based on the total consideration transferred as part of the acquisition, which the Company deemed to be the best indicator of fair value.

The deferred consideration relates to discounted values of future payments to the sellers of acquired businesses with the cash payments guaranteed subject to the passage of time. Management anticipates these payments will be made over the next four years. See Note 17: Fair Value Measurements for further discussion.

The contingent consideration relates to earn-out payments that may be paid out upon the achievement of certain performance conditions or retaining and winning key customer contracts. The aggregate value of possible earn-out payments across all 2016 acquisitions ranges from a minimum of $0 to a maximum of $43.3 million (undiscounted). See Note 17: Fair Value Measurements for further discussion.

The Company expensed acquisition-related costs of $2.9 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in these acquisitions was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $18.7 million. No material uncollectible amounts were noted in the accounts receivable assumed as part of the current year acquisitions.

The Company acquired certain intangible assets in the 2016 acquisitions. The total estimated fair value of intangibles acquired was $74.8 million, with a weighted-average useful life of approximately nine years. Intangible assets acquired were comprised of customer relationships. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying expense, income tax and contributory asset charge assumptions.

As a result of the acquisitions, the Company recognized goodwill of $97.4 million, which was allocated to the Company’s segments as follows: $56.6 million to Americas and $40.8 million to EMEA. Total goodwill was calculated by adding the total consideration transferred and the equity method investment at fair value less the net assets acquired. The goodwill arising from these acquisitions is primarily attributable to the benefit of revenue growth and future market development. As of December 31, 2016, the Company estimates that goodwill of $81.7 million will be deductible for tax purposes.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of the various acquired entities (in millions):

December 31, 2016
Cash and cash equivalents	$24.3
Trade and other receivables	18.7
Property and equipment	3.3
Intangible assets	74.8
Other non-current assets	9.0
Deferred tax assets	4.6
Other current liabilities	(26.6)
Pension liability	(8.8)
Deferred tax liabilities	(3.4)
Other non-current liabilities	(9.4)

Net assets acquired	86.5

Goodwill	97.4
Fair value of equity method investment	(28.2)

Total consideration	$155.7

Measurement period adjustments related to 2016 acquisitions were recognized in the periods in which they were determined. The goodwill values in the table above include measurement period adjustments for working capital adjustments as well as finalization of deferred tax liabilities determined in 2017 relating to conditions that existed at the acquisition date, but for which final information was determined subsequent to the issuance of the year-end 2016 financial statements.

C&W Group Merger

On September 1, 2015, the Company completed the merger with the C&W Group, a global leader in commercial real estate services (the “C&W Group merger”). The C&W Group merger provided additional complementary service offerings to the Company’s existing offerings and access to additional geographies and customers. The total consideration for the C&W Group merger was cash of $1.9 billion. The consideration transferred was funded in part by equity contributions from the Sponsors totaling $940.0 million and net proceeds of $1.3 billion from debt issued.

The Company expensed acquisition-related costs of $48.3 million within Operating, administrative and other in the consolidated statements of operations.

The allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in the C&W Group merger was based on estimated fair values at the date of acquisition. The fair value of receivables approximated its carrying value of $666.3 million. The gross amount due from customers was $681.3 million, of which $15.0 million was estimated to be uncollectible as of the acquisition date. Upon acquisition, a separate allowance for receivables acquired was not recognized as of the acquisition date as the uncertainty about future cash flows was considered in the fair value measurement.

The Company acquired certain intangible assets in the C&W Group merger. The total estimated fair value of intangibles acquired was $1.2 billion, with a weighted-average useful life of approximately six years. Intangible assets included the trade name of $546.0 million, customer relationships of $599.6 million, alliance networks of $5.0 million and above market leases of $8.7 million. The trade name was determined to be an indefinite-lived intangible asset. Customer relationships, alliance networks and above market leases acquired have a weighted average useful life of approximately six, seven and eleven years, respectively. The trade name was valued using the relief-from-royalty method under the income approach, which estimates the value of the intangible asset by discounting to fair value the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the asset. Customer relationship assets were valued using the multi-period excess earnings method under the income approach, which estimates the value of the intangible assets by calculating the present value of the incremental after-tax cash flows, or excess earnings, attributable solely to the assets over the estimated periods that they generate revenues. After-tax cash flows were calculated by applying cost, expense, income tax, and contributory asset charge assumptions. The alliance networks and above market leases were valued using the income approach.

As a result of the merger, the Company recognized goodwill of $868.1 million, which was allocated to the Company’s segments as follows: $763.6 million to Americas, $80.5 million to EMEA and $24.0 million to APAC. The goodwill arising from the C&W Group merger is primarily attributable to the acquired workforce as well as the benefit of revenue growth and future market development. The Company has concluded that goodwill is not deductible for tax purposes.

The following table summarizes the fair values recorded for assets acquired and liabilities assumed of C&W Group (in millions):

September 1, 2015
Cash and cash equivalents	$115.2
Trade and other receivables	638.8
Prepaid expenses and other current assets	65.3
Property and equipment	129.2
Intangible assets	1,159.3
Deferred tax assets	1.9
Other non-current assets	122.0
Accounts payable and accrued expenses	(191.8)
Accrued compensation	(405.6)
Income tax payable	(0.7)
Other current liabilities	(45.2)
Long-term debt	(24.2)
Deferred tax liabilities	(395.4)
Other non-current liabilities	(108.5)
Non-controlling interest	(0.6)

Net assets acquired	1,059.7
Goodwill	868.1

Total consideration	$1,927.8

Measurement period adjustments related to the C&W Group merger were recognized in the periods in which they were determined, rather than retrospectively, as permitted under new accounting guidance issued in September 2015. See Note 2: Summary of Significant Accounting Policies for more information.

A change to the acquisition date value of the identifiable net assets during the measurement period (up to one year from the acquisition date) will affect the amount of the purchase price allocated to goodwill. The values in the table above include measurement period adjustments determined in 2016 relating to conditions that existed at the acquisition date, but for which final information was determined subsequent to the issuance of the year-end 2015 financial statements.

Unaudited pro forma results, assuming the C&W Group merger had occurred as of January 1, 2015 for the purposes of the 2015 pro forma disclosures, are presented below. They include certain adjustments for the year ended December 31, 2015, including $62.7 million of increased amortization expense as a result of intangible assets acquired in the C&W Group merger, $16.6 million of additional interest expense as a result of debt incurred to finance the C&W Group merger and the tax impact for the year ended December 31, 2015 of these pro forma adjustments. These pro forma results detailed below have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the C&W Group merger occurred on January 1, 2015 and may not be indicative of future operating results.

(in millions)	(Unaudited) Year ended December 31, 2015
Pro Forma Revenue	$6,019.0
Pro Forma Net loss attributable to the Company	547.8

Beginning in the third quarter of 2015, the Company’s consolidated results of operations included the results of C&W Group. Revenue of $1.1 billion and a net loss of $46.5 million from C&W Group have been included in the Company’s consolidated results of operations for 2015 from the date of the merger.

Note 6: Property and Equipment

Property and equipment consist of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Software	$168.4	$141.2
Plant and equipment	127.7	108.9
Leasehold improvements	170.2	102.2
Equipment under capital lease	29.8	21.4
Software under development	11.7	16.9
Construction in progress	11.7	0.1

	519.5	390.7
Less: Accumulated depreciation	(215.2)	(145.0)

Total property and equipment, net	$304.3	$245.7

Depreciation and amortization expense associated with property and equipment was $90.4 million, $81.0 million and $47.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company recognized impairment losses of $2.6 million related to software. The 2016 non-cash write-off resulted from the decision to discontinue the use of an enterprise resource planning tool in the Americas segment and is included in Restructuring, impairment and related charges in the accompanying consolidated statements of operations.

Note 7: Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 (in millions):

	Americas	APAC	EMEA	Total
Balance as of January 1, 2016	$1,108.4	$161.0	$198.2	$1,467.6
Acquisitions	57.4	—	42.9	100.3
Disposals	(5.1)	(2.7)	—	(7.8)
Measurement period adjustments	(4.9)	110.5	0.3	105.9
Effect of movements in exchange rates	—	(20.7)	(36.7)	(57.4)

Balance as of December 31, 2016	$1,155.8	$248.1	$204.7	$1,608.6

Acquisitions	93.8	—	20.9	114.7
Measurement period adjustments	(0.7)	—	(2.2)	(2.9)
Effect of movements in exchange rates	0.8	18.5	25.6	44.9

Balance as of December 31, 2017	$1,249.7	$266.6	$249.0	$1,765.3

Portions of goodwill are denominated in currencies other than the U.S. dollar, therefore a portion of the movements in the reported book value of these balances is attributable to movements in foreign currency exchange rates.

During the year ended December 31, 2016, management identified additional information about facts that existed as of the original acquisition date related to an unfavorable long term facility management contract. Based on the additional information, the Company recorded additional goodwill of $103.6 million. Additionally, management identified other measurement period adjustments during the year and adjusted the provisional goodwill amounts recognized.

Refer to Note 5: Business Combinations for information about acquisitions and measurement period adjustments.

The following tables summarize the carrying amounts and accumulated amortization of intangible assets (in millions):

		As of December 31, 2017
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,211.5	(468.0)	743.5
Other intangible assets	2 – 13	26.9	(10.4)	16.5

Total intangible assets		$1,784.4	$(478.4)	$1,306.0

		As of December 31, 2016
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,132.0	(280.8)	851.2
Other intangible assets	2 – 13	26.3	(6.5)	19.8

Total intangible assets		$1,704.3	$(287.3)	$1,417.0

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their useful lives. Amortization expense was $180.2 million, $179.6 million and $109.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. The estimated annual future amortization expense for each of the years ending December 31, 2018 through December 31, 2022 is $184.6 million, $179.6 million, $129.8 million, $44.3 million and $42.0 million, respectively. See Note 5: Business Combinations for information on intangible assets acquired during the years ended December 31, 2017, 2016 and 2015.

For the years ended December 31, 2017, 2016 and 2015, the annual impairment assessment of goodwill has been completed resulting in no impairment, as the estimated fair value of each of the identified reporting units was in excess of their carrying value.

No impairments of intangible assets were recorded for the years ended December 31, 2017 and 2016. For the year ended December 31, 2015, an impairment charge of $143.8 million was recorded in Restructuring, impairment and related charges in the consolidated statements of operations related to the DTZ trade name intangible asset, within the EMEA region. For the entities continuing to use the DTZ trade name, the Company records amortization expense on a straight-line basis over the useful life of seven years. All other trademarks and trade names are not amortized as they are considered to have indefinite useful lives.

Note 8: Investments Accounted for Using the Equity Method

The Company follows the equity method of accounting for joint ventures and investments in which it has significant influence, but not control, over the financial and operating policies. The table below provides details of interests in entities accounted for using the equity method of accounting.

Name	Principal place of business	Principal activities	Interests Held as of	Total Consolidated Investment Carrying Amount (in millions) as of
			December 31, 2017 and 2016	December 31, 2017	December 31, 2016
Equity accounted investees	EMEA	Property advisory, integrated real estate management services, investment services	20% - 50%	7.9	7.6

				$7.9	$7.6

Dividends received from investments accounted for using the equity method were $1.0 million, $6.3 million and $5.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

During 2016 and 2017, the Company acquired the remaining unowned portions of certain investments. Prior to these transactions, the Company owned 50% of the investments and accounted for activity using the equity method. Refer to Note 5: Business Combinations for more information.

Note 9: Derivative Financial Instruments and Hedging Activities

Interest Rate Risk Management

The Company is exposed to certain risks arising from both business operations and economic conditions, including interest rate risk. The Company manages interest rate risk primarily by managing the amount, sources and duration of debt funding and by using derivative financial instruments. Derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash payments principally related to borrowings under the Credit Agreements (as defined in Note 10: Long-term Debt and Other Borrowings). As the Credit Agreements bear floating interest rates, the Company’s objective in using interest rate derivatives is to effectively manage the majority of its floating rate debt obligations to fixed interest rates, thereby mitigating the impact of interest rate changes on its earnings and cash flows. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of the overall interest rate risk management strategy.

In January 2015, the Company entered into five interest rate swap agreements and one interest rate cap agreement, expiring in October 2019. In December 2015, the Company entered into three additional interest rate cap agreements with effective dates in February 2016, all of which matured May 2017. In July 2016, the Company entered into five interest rate cap agreements, three with effective dates of May 2017, one with an effective date of July 2016, and one with an effective date of August 2016 expiring in May 2021, which were terminated in 2017 as discussed below. In August 2017, the Company entered into two interest rate cap agreements that became effective in the month of trade, expiring August 2021. The Company immediately designated each of these instruments as cash flow hedges.

In February 2017, the Company elected to terminate and monetize the five interest rate cap agreements originally transacted in July 2016 and received a $26.6 million cash settlement in exchange for its net hedge asset. Amounts relating to these terminated derivatives recorded in Accumulated other comprehensive income on the consolidated balance sheets will be amortized into earnings over the remaining life of the original contracts, which were scheduled to expire between May 2021 and August 2021. Subsequently, the Company entered into five identical interest rate cap agreements, three expiring May 2021, one expiring July 2021 and one expiring August 2021.

The purpose of these agreements is to hedge potential changes to cash flows due to the variable nature of interest rates in the Credit Agreements. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. There was no hedge ineffectiveness related to interest rate swap and cap agreements for the years ended December 31, 2017, 2016 and 2015. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive loss on the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2017 and 2016, there were $26.9 million and $19.8 million in pre-tax gains, respectively, included in Accumulated other comprehensive loss related to these agreements, which will be reclassified to Interest expense as interest payments are made in accordance with the Credit Agreements. During the next twelve months, the Company estimates that gains of $5.1 million (pre-tax) will be reclassified to Interest expense.

Foreign Exchange Risk Management

The Company has intercompany loans with, external loans payable by and investments in foreign subsidiaries that have a functional currency other than the U.S. dollar. Accordingly, the Company is exposed to risks arising from changes in foreign currency exchange rates. To manage these risks, the Company enters into derivative financial instruments, primarily cross currency interest rate swaps. The purpose of these instruments is to mitigate gains or losses as a result of remeasurement of loans and manage the value of investments in foreign subsidiaries.

The Company has seven cross-currency interest rate swap agreements, expiring in October 2019. Two of these cross-currency interest rate swaps were designated as a net investment hedge of foreign investment in a Singapore subsidiary. The remaining five swaps were designated as cash flow hedges. The ineffective portion of the change in fair value of the derivatives are recognized directly in earnings. The Company did not recognize any income or loss due to hedge ineffectiveness for the years ended December 31, 2017 and 2016. For the year ended December 31, 2015, $1.8 million in losses were recognized in Other income/(expense), net due to hedge ineffectiveness. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow or net investment hedges is recorded in Accumulated other comprehensive loss on the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2017 and 2016, there was a $3.4 million loss and $1.0 million gain (pre-tax), respectively, included in Accumulated other comprehensive loss on the consolidated balance sheets related to these agreements, which will be reclassified to Operating, administrative and other as remeasurement of the principal balance of the hedged intercompany debt or net investment is recognized in earnings. During the next twelve months, the Company estimates that losses of $0.2 million (pre-tax) will be reclassified to Operating, administrative and other.

The following table presents the fair value of derivatives as well as their classification on the consolidated balance sheets as of December 31, 2017 and 2016 (in millions):

		December 31, 2017		December 31, 2016
		Assets	Liabilities	Assets	Liabilities
Derivative Instrument	Notional	Fair Value	Fair Value	Fair Value	Fair Value
Designated:
Cash flow hedges:
Cross-currency interest rate swaps	$137.3	$7.1	$0.4	$18.8	$—
Interest rate swaps	135.0	0.5	—	—	0.6
Interest rate caps	2,035.0	8.9	—	28.5	2.6
Net investment hedges:
Foreign currency net investment hedges	29.9	—	0.7	2.6	—
Non-designated:
Foreign currency forward contracts	277.5	0.8	2.2	2.0	0.3

The fair value of derivative assets are included within Other non-current assets and the fair value of derivative liabilities are included within Other non-current liabilities on the consolidated balance sheets. The Company does not net derivatives on the consolidated balance sheets.

The following table presents the effect of derivatives designated as hedges on the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, net of applicable income taxes:

(in millions)	Beginning Accumulated Other Comprehensive Loss (Gain)	Amount of Loss (Gain) Recognized in Other Comprehensive Loss on Derivatives (Effective Portion)	Amount of (Loss) Gain Reclassified from Accumulated Other Comprehensive Loss into Income Statement (Effective Portion)	Ending Accumulated Other Comprehensive Loss (Gain)
For the Year Ended December 31, 2015
Foreign currency cash flow hedges	$—	$(6.7)	$6.8	$0.1
Foreign currency net investment hedges	—	(2.3)	—	(2.3)
Interest rate cash flow hedges	—	5.9	(1.2)	4.7

	—	(3.1)[1]	5.6 [2]	2.5

For the Year Ended December 31, 2016
Foreign currency cash flow hedges	$0.1	$(13.2)	$14.0	$0.9
Foreign currency net investment hedges	(2.3)	0.4	—	(1.9)
Interest rate cash flow hedges	4.7	(18.2)	(2.9)	(16.4)

	2.5	(31.0)[1]	11.1 [2]	(17.4)

For the Year Ended December 31, 2017
Foreign currency cash flow hedges	0.9	11.0	(9.7)	2.2
Foreign currency net investment hedges	(1.9)	2.6	—	0.7
Interest rate cash flow hedges	(16.4)	1.0	(7.1)	(22.5)

	$(17.4)	$14.6 [1]	$(16.8)[2]	$(19.6)

(1)	Amount is net of related income tax (benefit) expense of $(2.9) million, $5.2 million and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Amount is net of related income tax benefit (expense) of $3.7 million, $(1.9) million and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Losses of $8.4 million, $2.9 million, and $1.2 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, and gains of $1.3 million, $0.0 million and $0.0 million were reclassified into earnings during the periods ended December 31, 2017, 2016, and 2015, respectively, relating to interest rate hedges and were recognized in Interest expense on the consolidated statements of operations.

Losses of $0.1 million, gains of $0.2 million and losses of $0.5 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, relating to foreign currency cash flow hedges and were recognized in Interest expense.

Losses of $9.6 million and gains of $13.8 million and $7.3 million were reclassified into earnings during the periods ended December 31, 2017, 2016 and 2015, respectively, relating to foreign currency cash flow hedges and were recognized in Operating, administrative and other.

As of December 31, 2017 and 2016, the Company has not posted and does not hold any collateral related to these agreements. Additionally, the Company’s foreign operations expose it to fluctuations in foreign exchange rates. These fluctuations may impact the value of cash receipts and payments in terms of functional currency. The Company enters into short-term forward contracts to mitigate the risk of fluctuations in foreign currency exchange rates that would adversely impact some of the Company’s foreign currency denominated transactions. Hedge accounting was not elected for any of these contracts. As such, changes in the fair values of these contracts are recorded directly in Operating, administrative and other expense. There were losses of $3.1 million, gains of $1.7 million and losses of $0.3 million included in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had 24 and 19 foreign currency exchange forward contracts outstanding covering a notional amount of $277.5 million and $201.1 million, respectively. As of December 31, 2017 and 2016, the fair value of forward contracts disclosed above were included in Other current assets and Other current liabilities on the consolidated balance sheets. The Company does not net these derivatives on the consolidated balance sheets.

Note 10: Long-term Debt and Other Borrowings

Long-term debt consisted of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Collateralized:
First Lien Loan, as amended, net of unamortized discount and issuance costs of $44.6 million and $55.2 million	$2,341.1	$2,354.9
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $10.0 million and $6.6 million	460.0	263.4
Capital lease liabilities (see Note 15)	15.3	10.3
Notes payable to former shareholders	21.2	25.5
Other loans and promissory notes	—	2.3

Total long-term debt	2,837.6	2,656.4
Less current portion	(53.6)	(31.8)

Total non-current long-term debt	$2,784.0	$2,624.6

The Company had overdrafts of $5.9 million and $3.7 million as of December 31, 2017 and 2016.

First Lien Loan

On November 4, 2014, certain of our subsidiaries, DTZ U.S. Borrower, LLC (the “U.S. Borrower”) and DTZ Aus Holdco Pty Limited (the “Australian Borrower” and together with the U.S. Borrower, the “Borrowers”) and DTZ UK Guarantor Limited, as guarantor (the “UK Guarantor”), entered into a $950.0 million first lien credit agreement (the “First Lien Credit Agreement” or “First Lien”), comprised of a $750.0 million term loan (as increased from time to time, the “First Lien Loan”) and a $200.0 million revolving facility (as increased from time to time, the “Revolver”). Total proceeds of $713.5 million (net of $11.3 million stated discount and $25.2 million in debt issuance costs) were received.

As of December 31, 2017, the First Lien Credit Agreement has been amended several times since establishment of the loan which has resulted in outstanding principal of $2.4 billion.

The First Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 2.25% or the Eurodollar Rate plus 3.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the First Lien Credit Agreement) or (3) Eurodollar Rate of one month plus

1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor, in the case of the First Lien Loan, of 1.00%. The First Lien Loan matures on November 4, 2021. The weighted average effective interest rate for the First Lien Loan was 4.79% as of December 31, 2017 and 2016.

The First Lien Credit Agreement requires quarterly principal payments equal to 0.25% of the aggregate principal amount of the First Lien Loan, including incremental borrowings. The Borrowers are also required to make mandatory prepayments on the outstanding First Lien Loan in an aggregate principal amount equal to:

•

50% of excess cash flow, as defined in the First Lien Credit Agreement, as amended, less any principal prepayments of First Lien Loan and Revolver borrowings (to the extent accompanied by a corresponding termination of commitments) made for the year then ended and less any prepayment made pursuant to the Second Lien Credit Agreement (as described below), subject to certain other exceptions and deductions. The percentage is reduced to 25% of excess cash flow if the First Lien Net Leverage Ratio, as defined in the First Lien Credit Agreement, is less than or equal to 3.75 to 1.00, but greater than 3.25 to 1.00, and it is reduced to 0% if the First Lien Net Leverage Ratio is less than or equal to 3.25 to 1.00.

•	100% of the net cash proceeds, subject to certain exceptions and reinvestment rights, from certain asset sales or insurance recoveries.

•	100% of the net cash proceeds from debt issuances, other than debt permitted under the Credit Agreements.

On September 1, 2015, the First Lien Credit Agreement was amended (the “Amended First Lien Credit Agreement”). Under the Amended First Lien Credit Agreement, the Borrowers refinanced the outstanding principal of $746.3 million under the First Lien Loan, borrowed an additional approximately $1.1 billion under the First Lien Credit Agreement, and increased the available borrowing capacity under the Revolver by $175.0 million. The Amended First Lien Credit Agreement reduced the applicable margin on the Base Rate and Eurodollar Rate to 2.25% and 3.25%, respectively.

The Company evaluated the terms of the Amended First Lien Credit Agreement to determine if the refinancing should be accounted for as a modification or an extinguishment on a lender by lender basis. The change in present value of future cash flows for First Lien Loan lenders that remained in the syndication was less than 10% and, accordingly, the Company accounted for unamortized First Lien Loan issuance costs and fees incurred for such loans under the Amended First Lien Credit Agreement for these lenders as a debt modification. Certain lenders in the First Lien Loan syndication did not invest in the new loans issued under the Amended First Lien Credit Agreement. The Company accounted for unamortized First Lien Loan issuance costs for these lenders as an extinguishment.

Prior to the refinancing, the balance of unamortized issuance costs related to the First Lien Loan was $33.1 million. Fees allocated to lenders that did not participate in the new loans issued under the Amended First Lien Credit Agreement of $3.3 million were expensed and included in Interest expense in the consolidated statements of operations. The remaining unamortized issuance costs continued to be deferred as a reduction of the loan balance.

The Borrowers incurred $35.9 million in total fees related to the Amended First Lien Credit Agreement. The Borrowers paid $10.6 million in fees to lenders. New fees paid to creditors were recorded as a reduction to the loan balance in accordance with modification accounting. The Borrowers paid $25.3 million in fees to third parties, which were allocated to each lender on a pro-rata basis. The third party fees of $8.9 million allocated to new lenders were reported as a reduction to the loan balance. Third party fees of $16.4 million allocated to original lenders that remained in the syndication were expensed and included in Interest expense in the consolidated statements of operations.

On December 22, 2015, the Borrowers obtained incremental term commitments in an aggregate amount of $75.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 3”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 3 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $72.1 million (net of $1.5 million stated discount and $1.4 million in debt issuance costs) were received.

On June 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $350.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 5”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments associated with First Lien Amendment No. 5 were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $342.1 million (net of $2.6 million stated discount and $5.3 million in debt issuance costs) were received.

The Company evaluated the terms of First Lien Amendment No. 5 to determine if the new debt instrument should be accounted for as a modification or an extinguishment on a lender-by-lender basis. The change in present value of future cash flows for First Lien Loan lenders, as well as participants in the existing loans under the Amended First Lien Credit Agreement and incremental term commitments, that remained in the syndication just prior to the effective date of First Lien Amendment No. 5 was less than 10% and, accordingly, the Company accounted for all prior unamortized debt issuance costs and fees incurred for these lenders as a debt modification.

Prior to the refinancing, the balance of unamortized issuance costs related to the First Lien Loan, Amended First Lien Credit Agreement and subsequent incremental term commitments was approximately $51.3 million. All of the unamortized issuance costs allocated to these lenders continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement.

The Borrowers incurred $7.9 million in total fees related to First Lien Amendment No. 5. The Borrowers paid $2.6 million in fees to creditors, which were recorded as a reduction to the loan balance in accordance with modification accounting. The Borrowers paid $5.3 million in fees to third parties, which were expensed and included in Interest expense in the consolidated statements of operations.

On November 14, 2016, the Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under the First Lien Credit Agreement, as amended (“First Lien Amendment No. 6”). Terms of the First Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same pricing and maturity terms as the existing loans under the Amended First Lien Credit Agreement. Total proceeds of $210.5 million (net of $1.1 million stated discount and $3.4 million in debt issuance costs) were received.

Proceeds from the November 14, 2016 incremental term commitments were used to prepay, on a pro rata basis, the $210.0 million Second Lien Loan and a portion of the $25.0 million Second Lien incremental term loan. Refer to the discussion below for the Company’s evaluation and determination of the new debt instrument and the associated accounting for unamortized Second Lien Loan and incremental term commitment issuance costs.

The Borrowers incurred $4.5 million in total fees related to First Lien Amendment No. 6. The Borrowers paid $1.1 million in fees to creditors, which were recorded as a reduction to the loan balance in accordance with modification accounting. The Borrowers paid $3.4 million in fees to third parties, which were expensed and included in Interest expense in the consolidated statements of operations.

Second Lien Loan

On November 4, 2014, the Borrowers and the UK Guarantor entered into a second lien credit agreement (the “Second Lien Credit Agreement,” and together with the First Lien Credit Agreement, the “Credit Agreements”), comprised of a $210.0 million term loan (the “Second Lien Loan”). Total proceeds of $197.4 million (net of $4.2 million stated discount and $8.4 million in debt issuance costs) were received.

As of December 31, 2017, the Second Lien Credit Agreement has been amended several times since establishment of the loan, which has resulted in outstanding principal of $470.0 million.

$450.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75% and $20.0 million of the Second Lien Loan bears interest at the U.S. Borrower’s election at either the Base Rate plus 7.25% or the Eurodollar Rate plus 8.25%. The Base Rate is defined as the highest of the (1) Federal Funds Rate plus 0.50%, (2) Prime Rate (as defined in the Second Lien Credit Agreement) or (3) Eurodollar Rate of one month plus 1.00%. The Eurodollar Rate is defined as adjusted LIBOR subject to a floor of 1.00%. The weighted average effective interest rate for the Second Lien was 8.87% and 9.30% as of December 31, 2017 and 2016, respectively.

The Second Lien Loan matures on November 4, 2022 and is payable on maturity. The mandatory prepayment requirements for the Second Lien Loan are substantially the same as for the First Lien Loan.

On September 1, 2015, the Borrowers borrowed an additional $250.0 million under the Second Lien Credit Agreement. Total proceeds of $243.4 million (net of $5.4 million stated discount and $1.2 million in debt issuance costs) were received. Terms of the Second Lien Credit Agreement were not modified, and there was no refinancing or repayment of any amounts. The additional borrowings bear interest at either the Base Rate plus 6.75% or the Eurodollar Rate plus 7.75%. The Company elected the Eurodollar Rate, resulting in an 8.75% stated interest rate.

On December 22, 2015, the Company obtained incremental term commitments in an aggregate amount of $25.0 million under the Second Lien Credit Agreement, as amended (“Second Lien Amendment No. 3”). Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the Second Lien Credit Agreement. Total proceeds of $24.0 million (net of $0.5 million stated discount and $0.5 million in debt issuance costs) were received.

On November 14, 2016, the First Lien Credit Agreement was amended, as described above. The Borrowers obtained incremental term commitments in an aggregate amount of $215.0 million under First Lien Amendment No. 6 to refinance and prepay the outstanding principal of $210.0 million under the Second Lien Loan and $5.0 million of the $25.0 million incremental term loan principal under the Second Lien Credit Agreement, using the new cash proceeds.

The Company evaluated the terms of the Credit Agreements to determine if the refinancing should be accounted for as a modification or an extinguishment on a lender-by-lender basis. The change in present value of future cash flows for all lenders that were participants in the Credit Agreements just prior to the effective date of First Lien Amendment No. 6 was less than 10% and, accordingly, the Company accounted for all prior unamortized debt issuance costs and fees incurred for these lenders as a debt modification.

Prior to the refinancing, the balance of unamortized issuance costs related to the Second Lien Loan and the $25.0 million incremental term commitments was $11.2 million. Unamortized issuance costs allocated to lenders that participated in First Lien Amendment No. 6 of $10.2 million continue to be deferred as a reduction of the new loan balance and amortized under the corresponding term of the Amended First Lien Credit Agreement. Unamortized issuance costs of $1.0 million allocated to lenders that continue to participate in the remaining $20.0 million outstanding balance of the Second Lien term loans continue to be deferred as a reduction of that loan balance and amortized under the corresponding term of the Second Lien Credit Agreement.

On May 19, 2017, the U.S. Borrower obtained incremental term commitments in an aggregate amount of $200.0 million under the Second Lien Credit Agreement, as amended. Terms of the Second Lien Credit Agreement were not modified, and the incremental term commitments were issued under the same terms and conditions as the existing loans under the Second Lien Credit Agreement. Total proceeds of $195.3 million (net of $4.0 million stated discount and $0.7 million in debt issuance costs) were received.

Revolver

The Revolver was established on November 4, 2014 pursuant to the terms included in the First Lien Credit Agreement, as amended, and has an aggregated maximum borrowing limit of $375.0 million. The applicable margins for the Revolver are determined by the First Lien Net Leverage Ratio and range from 3.00% to 3.50% for Base Rate borrowings and 4.00% to 4.50% for Eurodollar Rate borrowings (subject to a 0% LIBOR floor). The Revolver also includes an option to borrow funds under the terms of a swing line loan facility, subject to a sublimit of $10.0 million.

On September 15, 2017, the First Lien Credit Agreement was amended (First Lien Amendment No. 8 and First Lien Amendment No. 9). Under the amended agreement, the Borrowers extended certain commitments of approximately $296.2 million on the Revolver until the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans, with the remaining $78.8 million which was not amended maturing on the previously established date of November 4, 2019. As of December 31, 2017 and 2016, the Borrowers had no outstanding funds drawn under the Revolver, which matures partially on (i) November 4, 2019 and (ii) the earlier of September 15, 2022 and any date that is 91 days before the maturity date with respect to any First Lien term loans.

The Revolver also includes capacity for letters of credit equal to the lesser of (a) $220.0 million and (b) any remaining amount not drawn down on the Revolver’s primary capacity. As of December 31, 2017 and 2016, the Borrowers had issued letters of credit with an aggregate face value of $65.5 million and $66.5 million, respectively. These letters of credit were issued in the normal course of business.

The Revolver is also subject to a commitment fee. The commitment fee varies based on the UK Guarantor’s First Lien Net Leverage Ratio. The Borrowers were charged $1.4 million, $1.1 million and $0.7 million of commitment fees during the years ended December 31, 2017, 2016 and 2015, respectively.

Financial Covenants and Terms

As of December 31, 2017, the First Lien Net Leverage Ratio may not exceed 5.50 to 1.00 if more than 35% of the Revolver is utilized (excluding (i) any undrawn letters of credit that are performance guarantees or that backstop obligations of the UK Guarantor or any of its restricted subsidiaries in the ordinary course of business and (ii) any letters of credit that are cash collateralized or backstopped in a manner reasonably satisfactory to the First Lien administrative agent).

The Credit Agreements contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the UK Guarantor’s and its restricted subsidiaries’ ability to incur additional indebtedness or other contingent obligations, create liens and enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions.

The UK Guarantor and its restricted subsidiaries were in compliance with all of its loan provisions under the Credit Agreements and subsequent amendments as of December 31, 2017 and 2016.

Obligations under the Credit Agreements are collateralized by a first and second lien on substantially all of the assets of the UK Guarantor and its wholly owned subsidiaries organized under the laws of the United States, England and Wales, Australia and Singapore, subject to customary exceptions and carve outs.

Note 11: Employee Benefits

Defined contribution plans

The Company offers a variety of defined contribution plans across the world including, in the U.S., benefit plans pursuant to Section 401(k) of the Internal Revenue Code. For certain plans, the Company, at its discretion, can match eligible employee contributions of up to 100% of amounts contributed up to 3% of an individual’s annual compensation and subject to limitation under federal law. Additionally, the Company sponsors a number of defined contribution plans pursuant to the requirements of certain countries in which it has operations. Contributions to defined contribution plans are charged as an expense as the contributions are paid or become payable and are reflected in Cost of services and Operating, administrative and other on the consolidated statements of operations. Defined contribution plan expense was $27.8 million, $26.3 million and $19.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Defined benefit plans

The Company offers defined benefit plans in certain jurisdictions. In the United Kingdom (“UK”), the Company provides a funded defined benefit plan to certain employees and former employees, and has an obligation to pay unfunded pensions to six former employees or their surviving spouses. The defined benefit plan provides benefits based on final pensionable salary, and has been closed to new members and future accruals since October 31, 2009. Also in the United Kingdom, the Company operates a hybrid pension plan that includes characteristics of both a defined contribution and a defined benefit plan (the “Hybrid Plan”). The Company formally gave notice to freeze this plan effective March 31, 2002 and, subject to certain transitional arrangements, introduced a defined contribution plan for employees from that date.

During the year ended December 31, 2016, the Company acquired the assets and liabilities of a Netherlands defined benefit plan with a net liability of $8.8 million at the acquisition date. In December 2017, the Company elected to curtail and settle the pension plan which resulted in a gain of $10.0 million recorded in Other income (expense), net in the consolidated statement of operations.

The net liability for defined benefit plans is presented within Other non-current liabilities and is comprised of the following (in millions):

	As of December 31, 2017	As of December 31, 2016
Present value of funded obligations	(222.6)	(274.5)
Fair value of defined benefit plan assets	213.6	243.6

Net liability	$(9.0)	$(30.9)

The Company has no legal obligation to settle the liabilities with an immediate contribution or an additional one-off contribution. The Company intends to continue to contribute to its defined benefit plans at a rate in line with the latest recommendations provided by the plans’ actuaries and trustees.

Total employer contributions expected to be paid for the year ending December 31, 2018 for the UK defined benefit plans are $9.9 million.

Changes in the net liability for defined benefit plans were as follows (in millions):

	As of December 31, 2017	As of December 31, 2016
Change in pension benefit obligations:
Balance at beginning of year	$(274.5)	$(204.2)
Fair value of pension benefit obligation acquired	—	(70.6)
Service cost	(3.3)	(0.8)
Interest cost	(7.2)	(7.1)
Actuarial losses	(7.2)	(39.6)
Benefits paid	16.1	8.7
Curtailments, settlements and terminations	83.2	—
Foreign exchange movement	(29.7)	39.1

Balance at end of year	(222.6)	(274.5)

Change in pension plan assets:
Balance at beginning of year	243.6	185.3
Fair value of pension plan assets acquired	—	61.8
Actual return on plan assets	20.5	33.7
Employer contributions	9.9	6.5
Benefits paid	(16.1)	(8.7)
Curtailments, settlements and terminations	(71.0)	—
Foreign exchange movement	26.7	(35.0)

Balance at end of year	213.6	243.6

Unfunded status at end of year	$(9.0)	$(30.9)

Total amounts recognized in the consolidated statements of operations were as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Service and other cost	$(2.6)	$(0.4)	$—
Interest cost	(7.2)	(7.0)	(5.4)
Expected return on assets	8.9	9.0	6.2
Curtailments, settlements and terminations	9.6	—	—
Amortization of net loss	(0.3)	(0.1)	—

Net periodic pension benefit	$8.4	$1.5	$0.8

The components of net periodic benefit cost other than the service cost component are included in “other income/(expense)” in the statement of operations.

Total actuarial gains and losses recognized in Accumulated other comprehensive loss were as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cumulative actuarial (losses) gains at beginning of year	$(10.8)	$0.5	$(2.9)
Actuarial gains (losses) recognized during the period, net of tax (1)	3.3	(12.7)	3.4
Amortization of net loss	0.3	0.1	—
Curtailments, settlements and terminations	2.1	—	—
Foreign exchange movement	(1.3)	1.3	—

Cumulative actuarial (losses) gains at end of year	$(6.4)	$(10.8)	$0.5

(1)	Actuarial (losses) gains recognized are reported net of tax (expense) benefit of $(1.1) million, $2.6 million, and $(0.7) million for the years ended December 31, 2017, 2016, and 2015 respectively.

For the year ended December 31, 2017, the Company reclassified losses of $2.1 million out of Accumulated other comprehensive income in relation to the settlement of the Netherlands pension plan. The Company anticipates that $0.1 million of the net actuarial loss in Accumulated other comprehensive loss will be recognized as a component of net periodic pension cost in 2018.

The expected rate of return on plan assets has been calculated by taking a weighted average of the expected return on assets, weighted by the actual asset allocation at each reporting period. The Company uses investment services to assist with determining the overall expected rate of return on pension plan assets. Factors considered in this determination include historical long-term investment performance and estimates of future long-term returns by asset class.

The discount rate is determined using a cash flow matching method and a yield curve which is based on AA corporate bonds with extrapolation beyond 30 years in line with a gilt yield curve to 50 years. For beyond 50 years, due to absence of data, flat forward rates are assumed.

Principal actuarial assumptions	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Discount rate	2.4%	2.5%	3.8%
Expected return on plan assets	4.3%	3.8%	5.1%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. A lower discount rate would increase the present value of the benefit obligation. Other changes in actuarial assumptions, such as plan participants’ life expectancy, can also have a material impact on the net benefit obligation.

Major categories of plan assets:	As of December 31, 2017	As of December 31, 2016
Equity instruments	55%	40%
Debt, cash and other instruments	45%	36%
Guaranteed insurance contract	—%	24%

	100%	100%

As of December 31, 2017 and 2016, plan assets of $213.6 million and $184.3 million were held within instruments whose fair values can be readily determinable, but do not have regular active market pricing

(Level 2). Assets include marketable equity securities in both United Kingdom and United States companies, including U.S. and non-U.S. equity funds. Debt securities consist of mainly fixed income bonds, such as corporate or government bonds. For certain funds, the assets are valued using bid-market valuations provided by the funds’ investment managers. The plans do not invest directly in property occupied by the Company or in financial securities issued by the Company.

For the plan assets related to the Netherlands pension plan, all assets were held in a Guaranteed Insurance Contract (“GIC”). Under a GIC, all accrued benefits are fully insured by the corresponding insurance company holding the funds. The fair value of plan assets is based on the discounted cash flows of the accrued and guaranteed pension benefits through the valuation date. Assets held in the GIC do not have an active market or any significant observable inputs and are therefore considered to be Level 3 instruments. The fair value of such assets at December 31, 2016 was determined to be $59.3 million. As the Netherlands plan was curtailed and settled in December 2017, the Company no longer has any rights to assets or obligations under the plan. The effect of fair value measurements using significant unobservable inputs on changes in plan assets for the year ended December 31, 2016 was immaterial.

The investment strategies are set by the independent trustees of the plans and are established to achieve a reasonable balance between risk and return and to cover administrative expenses, as well as to maintain funds at a level to meet any applicable minimum funding requirements. The actual asset allocations as of December 31, 2017 and 2016 approximate each plan’s target asset allocation percentages and are consistent with the objectives of the trustees, particularly in relation to diversification, risk, expected return, and liquidity.

Expected future benefit payments for the defined benefit pension plans are as follows (in millions):

Year Ending December 31,
2018	$6.8
2019	7.1
2020	7.4
2021	7.3
2022	7.6
From 2023 to 2027	43.5

Other employee liabilities

In conjunction with the acquisition of Cassidy Turley, Inc. on December 31, 2014, an additional payment of $179.8 million will be made on the fourth anniversary of the closing and is tied to continuing employment. This will be recognized as compensation expense over the four years until it is paid. Selling shareholders were given the option to receive the additional payment in the form of the Company’s shares or cash. The cash-settled portion was $105.6 million and $79.5 million as of December 31, 2017 and 2016 and included in Other current liabilities and Other non-current liabilities, respectively. See Note 14: Share-based Payments for additional information and amounts included as stock-based compensation expense for the years ended December 31, 2017 and 2016.

Note 12: Restructuring

From time to time, the Company incurs employee termination benefit charges, which include severance, medical and other benefits, and contract termination and lease charges for restructuring actions. Charges for these restructuring actions were recorded in accordance with FASB guidance on employers’ accounting for post-employment benefits and guidance on accounting for costs associated with exit or disposal activities, as appropriate.

During the years ended December 31, 2017, 2016 and 2015, the Company recorded restructuring charges, primarily resulting from its integration activities surrounding the merger with C&W Group (see Note 1: Organization and Business Overview for more information). All charges were classified as Restructuring, impairment and related charges in the consolidated statements of operations. In all periods, charges primarily consisted of severance and employment-related charges, related primarily to reductions in headcount, and lease exit charges and contract termination.

The following table details the Company’s severance and other restructuring accrual activity in connection with acquisition integration programs (in millions):

	Severance Pay and Benefits	Contract Termination and Other Costs	Total
Balance at January 1, 2015	$—	$—	$—
Restructuring charges	51.5	6.9	58.4
Payments and other[1]	(18.7)	(4.4)	(23.1)

Balance at January 1, 2016	32.8	2.5	35.3
Restructuring charges	18.5	11.0	29.5
Payments and other[1]	(28.8)	(7.5)	(36.3)

Balance at December 31, 2016	22.5	6.0	28.5
Restructuring charges	12.0	16.5	28.5
Payments and other[1]	(8.2)	(11.4)	(19.6)

Balance at December 31, 2017	$26.3	$11.1	$37.4

(1)	Other includes changes in the liability balance due to foreign currency translations.

Of the total ending balance as of December 31, 2017 and 2016, $30.1 million and $7.3 million, and $28.4 million and $0.1 million were recorded as Other current liabilities and Other non-current liabilities, respectively. Further restructuring charges are expected to be recognized in 2018 as the integration is completed.

Note 13: Income Taxes

The significant components of loss before income taxes and the income tax provision from continuing operations are as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
United States	$(231.4)	$(280.3)	$15.7
Other countries	(109.5)	(196.6)	(544.8)

Loss before income tax	$(340.9)	$(476.9)	$(529.1)

United States federal:
Current	$1.4	$(4.9)	$24.2
Deferred	(180.4)	(46.1)	(63.0)

Total United States federal income taxes	(179.0)	(51.0)	(38.8)

United States state and local:
Current	17.1	2.4	10.1
Deferred	4.6	(4.7)	(3.4)

Total United States state and local income taxes	21.7	(2.3)	6.7

All other countries:
Current	44.4	41.5	21.3
Deferred	(7.5)	(15.6)	(45.5)

Total all other countries income taxes	36.9	25.9	(24.2)

Total income tax benefit	$(120.4)	$(27.4)	$(56.3)

Differences between income tax expense reported for financial reporting purposes and tax expense computed based upon the application of the United States federal tax rate to the reported loss before income taxes are as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Reconciliation of effective tax rate
Loss before income taxes	$(340.9)	$(476.9)	$(529.1)

Taxes at the U.S. statutory rate	(119.3)	(166.9)	(185.2)
Adjusted for:
- state taxes, net of the federal benefit	8.7	1.5	(2.3)
- other non-deductible items	(0.5)	8.3	54.8
- foreign tax rate differential	13.1	22.1	15.3
- change in valuation allowance	30.6	79.5	50.6
- impact of repatriation	7.7	19.8	6.6
- uncertain tax positions	11.3	5.2	—
- return to provision adjustments	(14.1)	(5.8)	1.4
- other, net	3.0	8.9	2.5
- U.S. tax reform	(60.9)	—	—

Income tax benefit	$(120.4)	$(27.4)	$(56.3)

The tax effect of temporary differences that gave rise to deferred tax assets and liabilities are as follows (in millions):

	As of December 31, 2017	As of December 31, 2016
Deferred tax assets
Liabilities	$73.9	$10.0
Deferred expenditures	36.8	62.9
Employee benefits	66.9	79.9
Tax losses / credits	259.7	230.9
Intangible assets	20.1	42.7
Other	7.6	22.5

	465.0	448.9
Less: valuation allowance	(223.3)	(192.7)

Total deferred tax assets	$241.7	$256.2

Deferred tax liabilities
Property, plant and equipment	$(17.4)	$(15.8)
Intangible assets	(285.9)	(497.2)
Other	(24.8)	—

Total deferred tax liabilities	(328.1)	(513.0)

Total net deferred tax liabilities	$(86.4)	$(256.8)

Valuation allowances of $223.3 million and $192.7 million were recorded at December 31, 2017 and 2016, respectively, as it was determined that it was more likely than not that certain deferred tax assets would not be realized. These valuation allowances relate to tax loss carryforwards, other tax attributes and temporary differences that are available to reduce future tax liabilities. Valuation allowances on deferred tax assets were reduced by $17.3 million in the U.S. specifically related to changes in the U.S. tax law discussed below.

The total amount of gross unrecognized tax benefits is $26.3 million and $21.1 million at December 31, 2017 and 2016, respectively. It is reasonably possible that unrecognized tax benefits could change by approximately $0.9 million during the next twelve months. Accrued interest and penalties related to uncertain tax positions are included in the tax provision. The Company accrued interest and penalties of $10.5 million and $8.0 million as of December 31, 2017 and 2016, respectively, net of federal and state income tax benefits as applicable. The provision for income taxes includes expense for interest and penalties of $2.5 million, $8.1 million and $0.4 million in 2017, 2016 and 2015 respectively, net of federal and state income tax benefits as applicable.

Changes in the Company’s unrecognized tax benefits are (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Beginning of year	$21.1	$17.8	$7.3
Increases from prior period tax positions	7.6	9.0	7.3
Decreases from prior period tax positions	(0.7)	(8.5)	—
Decreases from statute of limitations expirations	—	(0.2)	(3.8)
Increases from current period tax positions	4.4	4.9	7.0
Decreases relating to settlements with taxing authorities	(6.1)	(1.9)	—

End of year	$26.3	$21.1	$17.8

The Company is subject to income taxation in various U.S. states and foreign jurisdictions. Generally, the Company’s open tax years include those from 2005 to the present, although audits by taxing authorities for more recent years have been completed or are in process in a number of jurisdictions. As of December 31, 2017, the Company is under examination in the U.S., Belgium, UK, Hungary, India, Indonesia and the Philippines.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, (i) lowering the U.S. corporate rate from 35% to 21% effective January 1, 2018, (ii) implementing a new tax system on non-U.S. earnings and imposing a one-time repatriation tax (“transition tax”) on earnings of foreign subsidiaries not previously taxed in the U.S. payable over an eight-year period, (iii) limitations on the deductibility of interest expense and executive compensation, (iv) creation of a new minimum tax otherwise known as the Base Erosion Anti-Abuse Tax and (v) a requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by foreign subsidiaries be included in U.S. taxable income. U.S. GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. A net benefit of approximately $60.9 million was recorded as a discrete item in the Benefit from income taxes for the year ended December 31, 2017 to account for the changes resulting from the Tax Act.

The net benefit of the Tax Act, was comprised of a tax benefit of $124.2 million due to a remeasurement of deferred tax liabilities and a tax expense of $63.3 million due to the transition tax as well as remeasurement of deferred tax assets. In December 2017, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), “Income Tax Accounting Implications of the Tax Cuts and Jobs Act,” which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The remeasurement of the net deferred tax liabilities as well as the transition tax represent provisional amounts and the Company’s current best estimate. The provisional amounts incorporate assumptions that have been made based upon the Company’s current interpretation of the Tax Act and may change as a result of the Company completing further analysis changes in the Company’s interpretations and assumptions, additional regulatory guidance that may be issued and actions the Company may take as a result of the Tax Act. Any adjustments recorded to the provisional amount through the SAB 118 measurement period ending December 31, 2018 will be included in the statement of operations as an adjustment to the tax provision.

Because of the complexity of the new GILTI tax rules, the Company continues to evaluate this provision of the Tax Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). The Company’s selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing its global income to determine whether it expects to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions in taxable income related to GILTI depends on not only the Company’s current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of this provision of the Tax Act. Therefore, the Company has not made any adjustments related to potential GILTI tax in its financial statements and has not made a policy decision regarding whether to record deferred tax on GILTI.

In 2017 the European Commission (“EC”) announced it opened a formal State aid investigation into the group financing exemption contained within the UK controlled foreign corporation (“UK CFC”) rules. The role of the European Union (“EU”) State aid control is to ensure EU Member States do not give some companies a better tax treatment than others and the EU State aid control believes that this UK CFC exemption from an anti-avoidance provision may amount to such a selective advantage. If the EC is successful, the UK would be ordered to recoup from companies the tax benefits derived from the exemption. The Company has relied on this exemption from the UK CFC rules and any perceived benefit through December 31, 2017 could be up to $20.2 million. We ultimately do not believe the EC will prevail in its argument and a reserve has not been provided at this time.

As of December 31, 2017, and 2016, the Company has accumulated $2.3 billion of undistributed foreign earnings. As of December 31, 2017, these earnings do not meet the indefinite reinvestment criteria because such earnings are subject to the mandatory repatriation tax arising from the Tax Act and because the Company does not intend to indefinitely reinvest such earnings. As a result, the Company reversed $39.9 million of its deferred tax liability on undistributed foreign earnings as of December 31, 2017. The remaining deferred tax liability of $5.5 million as of December 31, 2017 relates to income taxes and withholding taxes on potential future distributions of cash balances in excess of working capital requirements.

As of December 31, 2017 and 2016, the Company had available operating loss carryovers of $231.0 million and $205.3 million, respectively, which will begin to expire in 2018, and a foreign tax credit carryover of $28.7 million and $25.6 million, respectively.

The change in deferred tax balances for operating loss carryovers from 2016 to 2017 includes increases from current year losses, and decreases from current year utilization. The jurisdictional location of the operating loss carryover is broken out as follows:

	Amount as of December 31, 2017	Range of expiration dates
United States	$69.3	2019 - 2037
All other countries	161.7	2018 - indefinite

Total	$231.0

Valuation allowances have been provided with regard to the tax benefit of certain net operating loss and tax credit carryovers, for which it has been concluded that it is more likely than not that the deferred tax asset will not be realized. Management assesses the positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over a three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth.

On the basis of this evaluation, valuation allowances were increased in 2017 by $30.6 million primarily due to increases in cumulative losses over a three year period and changes in U.S. tax law and in 2016 by $79.5 million, primarily due to an increase in cumulative losses over a three-year period. The amount of the deferred tax asset, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company’s projections for growth.

Note 14: Share-based Payments

In May 2015, the Company adopted the Management Equity Incentive Plan (the “MEIP”), which authorized an unspecified number of equity awards for the Company’s ordinary shares to be granted to certain senior executives and management. The Company also issues individual grants of share-based compensation awards, subject to board approval, for purposes of recruiting and as part of its overall compensation strategy. The Company has granted both stock options and Restricted Stock Units (“RSUs”).

Stock Options

The Company has granted time-based options and performance-based options. Both time-based and performance-based options expire ten years from the date of grant and are classified as equity awards.

Time-Based Options

Time-based options vest over the requisite service period, which is generally two to five years. The compensation cost related to time-based options is recognized over the requisite service period using the graded-vesting method. In accordance with ASU 2016-09, the Company will no longer estimate forfeitures, but instead record actual forfeiture activity as it occurs.

The fair value of time-based options granted during 2017, 2016 and 2015 was $5.02, $4.81 and $4.20 per option, respectively. As there were multiple option grants during 2017 and 2016, assumptions below are calculated using a weighted average based on total shares issued. Fair value of time-based options was determined using the Black-Scholes model using the following assumptions:

	2017	2016	2015
Exercise price	$17.00	$12.29	$10.00
Expected option life (in years)	5.5 years	6.3 years	6.3 years
Risk-free interest rate	2.3%	1.8%	1.9%
Historical volatility rate	26.9%	31.9%	41.3%
Dividend yield	—%	—%	—%

The weighted average exercise prices of the time-based options granted during 2017, 2016 and 2015, respectively, are $17.00, $12.29 and $10.00, which approximates the fair value of a limited liability share on the grant date. Because the Company has limited historic exercise behavior, the simplified method was used to determine the expected option life, which is calculated by averaging the contractual term and the vesting period. The risk-free interest rate is based on zero-coupon risk-free rates with a term equal to the expected option life. The historical volatility rate is based on the average historical volatility of a peer group over a period equal to the expected option life. The dividend yield is 0% as the Company has not paid any dividends nor does it plan to pay dividends in the near future.

In December 2017, the Company provided the ability for certain individuals to convert a specified number of performance-based options to time-based options which will vest over the course of the next two years, with the first tranche vesting as of the grant date. In total, 1.3 million options were modified as part of this arrangement. Per ASC 718, the Company recorded incremental expense of $2.3 million during the year ended December 31, 2017 for the modified shares. As the performance condition of the modified options was not considered probable, no expense had been recorded to date prior to the modification.

The tables below summarize the Company’s outstanding time-based stock options (in millions, except for per share amounts):

	Time-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—	$—	—	$—
Granted	1.6	10.00	9.4	3.3

Outstanding at December 31, 2015	1.6	$10.00	9.4	$3.3

Granted	0.6	12.29
Forfeited	(0.0)	12.00

Outstanding at December 31, 2016	2.2	$10.65	8.6	$14.2

Granted	0.1	17.00
Granted through modification	1.3	17.00
Exercised	(0.0)	12.00
Forfeited	(0.1)	11.79

Outstanding at December 31, 2017	3.5	$13.11	8.5	$13.8

Exercisable at December 31, 2017	1.6	$12.19	8.2	$7.7

Total recognized compensation cost related to these stock option awards was $4.1 million, $3.4 million and $2.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. At December 31, 2017, the total unrecognized compensation cost related to non-vested time-based option awards was $6.0 million, which is expected to be recognized over a weighted-average period of approximately 2.1 years.

Performance-Based Options

Vesting of the performance-based options is triggered by both a performance condition (a change in control or a liquidity event as defined in the award agreement) and a market condition (attainment of specified returns on capital invested by the majority stockholder). Vesting may be accelerated if certain return levels are achieved within defined time frames.

The fair value of performance-based options granted during 2017, 2016 and 2015 was $2.23, $1.42 and $1.30 per option, respectively. As the performance-based options contain a market condition, the Company has determined the fair value of these options using a Monte Carlo simulation model, which used the following assumptions:

	Performance-Based Options
	2017	2016	2015
Exercise price	$17.00	$12.30	$10.00
Expected term (1)	1.2 years	1.9 years	4.0 years
Risk-free interest rate (2)	0.4% to 1.5%	0.4% to 1.5%	1.0% to 1.6%
Historical volatility rate	25.4% to 29.0%	25.4% to 29.0%	31.2%
Dividend yield	—%	—%	—%

(1)	The expected term is an average expected term. The expected term assumption is based on an expected liquidity date probability distribution over the course of the next two to four years.

(2)	The rate used for the awards granted in 2017, 2016 and 2015 is based on zero-coupon risk-free rates with a term equal to the expected term. The resulting rates range from 0.4% to 1.6%.

The performance condition will not be considered probable until a qualifying change in control, sale or liquidation of the Company occurs. As such, the Company has not recognized any compensation cost related to the performance-based options. Upon such an event, the Company will recognize compensation expense for the portion vested based on the fair value measurement as of the grant date.

The tables below summarize the Company’s outstanding performance-based stock options (in millions, except for per share amounts):

	Performance-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—	$—	—	$—
Granted	2.4	10.00	9.4	4.7

Outstanding at December 31, 2015	2.4	$10.00	9.4	$4.7

Granted	1.2	12.30
Forfeited	(0.0)	12.00

Outstanding at December 31, 2016	3.6	$10.90	8.6	$22.2

Exercisable at December 31, 2016	—	—	—	—

Granted	0.1	17.00
Modified (1)	(1.3)	11.06
Forfeited	(0.8)	10.50

Outstanding at December 31, 2017	1.6	$11.23	7.8	$9.5

Exercisable at December 31, 2017	—	$—	—	$—

(1)	As discussed above, 1.3 million shares were converted to time-based options during December 2017.

At December 31, 2017, the total unrecognized compensation cost related to non-vested performance-based option awards was $3.2 million, which will be recognized once the performance condition is met.

Restricted Stock Units

Co-Investment RSUs

In 2017, 2016 and 2015 the Company offered certain management employees two options to purchase or otherwise acquire shares. Management may purchase shares with cash, or they may elect to receive RSUs in lieu of all or a portion of their targeted cash bonus under the target Annual Incentive Plan (“AIP”). Participants choosing to receive RSUs under the AIP were granted a fixed number of RSUs based upon the fair value of an equity share at the grant date. 50% of the RSUs will vest on the annual AIP payment date in March of the following year, and the remaining 50% will vest one year later. If an individual’s actual bonus does not meet the total level of RSUs elected, any shortfall of shares will be forfeited. The Company recognizes compensation cost over the requisite service period using the graded vesting method. Since the co-investment RSUs are classified as equity awards, the fair value of the RSUs is the fair value of a limited liability share at the grant date. There are no vesting terms for shares purchased with cash, and as such, these awards are not considered compensation and are accounted for as an equity issuance.

Time-Based and Performance-Based RSUs

The Company may award certain individuals with RSUs. Time-based RSUs contain only a service condition, and the related compensation cost is recognized over the requisite service period of between two years and five years using the graded vesting method. The Company has determined the fair value of time-based RSUs as the fair value of a limited liability share on the grant date. For any shares granted to non-employees, the expense is adjusted for any changes in fair value at the end of each reporting period under the guidance in ASC 505-50.

Certain RSUs granted during the year ended December 31, 2016 included a contingent put option which is exercisable by the holder; such awards are liability classified. All other shares granted have been determined to be equity instruments and are recorded into equity based on the graded vesting method noted above.

Performance-based RSUs vest upon the achievement of a performance condition (change of control or liquidity event as defined in the award agreements) and a market condition (specified return upon the completion of a change of control or liquidity event). As the performance-based RSUs contain a market condition, the fair value of performance-based RSUs at the grant date is determined using a Monte Carlo simulation using the assumptions described above. No performance based RSUs were granted during 2017 and 2016. The fair value of performance-based RSUs granted during the year ended December 31, 2015 ranged from $1.00 per award to $5.10 per award. The performance condition will not be considered probable until a qualifying change in control, sale or liquidation of the Company occurs. As such, the Company has not recognized any compensation cost related to the performance-based RSUs. Upon such an event, the Company will recognize compensation expense for the portion vested based on the fair value measurement as of the grant date.

The following table summarizes the Company’s outstanding RSUs (in millions, except for per share amounts):

	Co-Investment RSUs		Time-Based RSUs		Performance-Based RSUs
	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share
Unvested at January 1, 2015	—	$—	—	$—	—	$—
Granted	0.5	10.00	1.2	11.40	2.5	1.5
Vested	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Unvested at December 31, 2015	0.5	$10.00	1.2	$11.40	2.5	$1.5

Granted (1)	0.3	12.29	7.1	13.60	—	—
Vested	—	—	(0.7)	12.00	—	—
Forfeited	(0.0)	12.00	(0.0)	12.00	—	—

Unvested at December 31, 2016	0.8	$10.90	7.6	$13.36	2.5	$1.5

Granted	0.1	17.00	0.5	17.00	—	—
Vested	(0.1)	12.00	(0.9)	11.81	—	—
Forfeited	(0.1)	12.00	(0.2)	12.16	—	—

Unvested at December 31, 2017	0.7	$11.28	7.0	$13.48	2.5	$1.5

(1)	In November 2016, 1.8 million shares granted were liability classified.

The following table summarizes the Company’s compensation expense related to RSUs (in millions, except for vesting term):

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	Unrecognized at December 31, 2017	Weighted Average Vesting Term (years)
Time-Based RSUs	$22.8	$34.4	$2.6	$34.8	2.8
Co-Investment RSUs	1.3	3.2	1.5	0.4	0.2
Performance-Based RSUs	—	—	—	3.7

Equity classified compensation cost	$24.1	$37.6	$4.1	$38.9	2.6
Liability classified compensation cost	6.2	1.3	—	23.5	3.8

Total RSU stock-based compensation cost	$30.3	$38.9	$4.1	$62.4	2.8

Total unrecognized compensation cost related to non-vested performance-based RSUs will be recognized once the performance condition is met.

In conjunction with the C&W Group merger, the Company settled unvested RSUs issued by C&W for $8.5 million. This payment was treated as a separate transaction from the merger and was recognized as stock-based compensation expense in the year ended December 31, 2015.

Cassidy Turley - Deferred Purchase Obligation

Certain selling shareholders of Cassidy Turley chose to receive 7.7 million shares, in lieu of a portion of their deferred cash payment, including 4.7 million shares to employees and 3.0 million shares to non-employees (independent contractors), the issuance of which is based on fulfillment of a future service requirement. Refer to Note 11: Employee Benefits for further discussion.

The following table summarizes the Company’s expense related to the deferred purchase obligation (the “DPO”) for those who elected to receive their consideration in shares (in millions):

	Deferred Purchase Obligation Compensation Cost
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Employees	$9.5	$10.8	$16.2
Non-Employees	13.7	15.3	9.4

Total DPO Expense	$23.2	$26.1	$25.6

The expense for non-employees is adjusted for changes in fair value of a limited liability share each reporting period. During 2015, the fair value of a share increased from $10.00 per share to $12.00 per share. During 2016, the fair value of a share increased from $12.00 per share to its current value of $17.00 per share.

Note 15: Commitments and Contingencies

Lease commitments and purchase obligations

The Company has entered into commercial operating leases on certain office premises and motor vehicles. There are no financial restrictions placed upon the lessee by entering into these leases. Total net rent expense was $145.7 million, $138.5 million and $82.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. These amounts are net of sublease income of $12.7 million, $13.9 million and $8.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Additionally, the Company has entered into capital leases as a means of funding the acquisition of furniture and equipment and acquiring access to property and vehicles. Rental payments are generally fixed, with no special terms or conditions.

Long-term debt is comprised of the First Lien Loan, the Second Lien Loan and other loans. The details of the Credit Agreements are discussed in Note 10: Long-term Debt and Other Borrowings.

As of December 31, 2017, the obligations described above as well as the aggregate maturities of long-term debt are as summarized below (in millions):

	Operating Leases	Capital Leases	Long-term Debt	Total
2018	$146.5	$8.2	$45.4	$200.1
2019	132.7	4.5	24.5	161.7
2020	116.6	2.0	24.5	143.1
2021	96.0	0.5	2,312.5	2,409.0
2022	134.5	0.1	470.0	604.6
Thereafter	217.7	—	—	217.7

	$844.0	$15.3	$2,876.9	$3,736.2

Future minimum lease payments are net of total sub-lease rental income of $67.6 million. Capital lease obligations are shown net of $0.6 million of interest charges.

See Note 5: Business Combinations, Note 17: Fair Value Measurements and Note 11: Employee Benefits for further information on obligations related to deferred acquisition consideration, earn-out liabilities and projected payments associated with post-retirement benefit plans.

Guarantees

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. These guarantees have both open and closed-ended terms; with remaining closed-ended terms up to 10 years and maximum potential future payments of approximately $49.2 million in the aggregate, with none of these guarantees being individually material to the Company’s operating results, financial position or liquidity. The Company’s current expectation is that future payment or performance related to non-performance under these guarantees is considered remote.

Contingencies

In the normal course of business, the Company is subject to various claims and litigation. Many of these claims are covered under the Company’s current insurance programs, subject to self-insurance levels and deductibles. The Company is also subject to threatened or pending legal actions arising from activities of contractors. Such liabilities include the potential costs to settle litigation. A liability is recorded for the potential costs of carrying out further works based on known claims and previous claims history, and for losses from litigation that are probable and estimable. A liability is also recorded for the Company’s IBNR claims, based on assessment using prior claims history. Claims liabilities are presented within Other current liabilities and Other non-current liabilities. As of December 31, 2017 and 2016, contingent liabilities recorded within Other current liabilities were $88.5 million and $71.8 million, respectively and contingent liabilities recorded within Other non-current liabilities were $29.4 million and $47.3 million, respectively. These contingent liabilities are made up of E&O claims, workers’ compensation insurance liabilities, and other claims and contingent liabilities. At December 31, 2017 and 2016, E&O claims were $54.1 million and $72.8 million, respectively, and workers’ compensation liabilities were $63.8 million and $46.3 million, respectively, included within Other current and non-current liabilities in the accompanying consolidated balance sheets. The Company recognizes that the ultimate outcome of these claims may differ from the estimates recorded at the date of this report, therefore the settlement of these matters may result in payments materially in excess of the amounts recorded.

For a portion of these liabilities, the Company had indemnification assets as of December 31, 2017 and 2016, totaling $18.2 million and $26.2 million, respectively. The indemnification periods for all related agreements ended before December 31, 2017. Recoveries not yet received under any expired indemnification agreements are expected to be settled in cash during 2018. The Company had insurance recoverable balances as of December 31, 2017 and 2016, totaling $17.6 million and $13.7 million.

Note 16: Related Party Transactions

TPG and PAG provide management and transaction advisory services to the Company pursuant to a management services agreement. For the years ended December 31, 2017, 2016 and 2015, the Company paid $0.9 million, $0.7 million and $11.3 million of transaction advisory fees related to integration activities in 2017 and 2016 and merger and acquisition activity in 2015. Additionally, the Company pays an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement matures on December 31, 2024, though it is subject to automatic termination immediately prior to the earlier of a successful initial public offering or a sale unless otherwise agreed by both TPG and PAG.

Transactions with equity accounted investees

Aggregate amounts included in the determination of income before income taxes that resulted from transactions with equity accounted investees were as follows (in millions):

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Sale of services	$0.5	$1.2	$1.9
Purchase of services	0.1	0.8	2.9

As of December 31, 2017, and 2016, the Company had no significant receivables or payables with equity accounted investees.

Receivables from affiliates

As of December 31, 2017 and 2016, the Company had receivables from affiliates of $34.1 million and $23.0 million and $232.8 million and $203.5 million that are included in Prepaid expenses and other current assets and Other non-current assets, respectively. These amounts primarily represent prepaid commissions, retention and sign-on bonuses to brokers and other items such as travel and other advances to employees.

Note 17: Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date. In addition, ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.

There were no transfers among levels of valuations during the years ended December 31, 2017 or 2016.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, deferred purchase price receivable (“DPP”), restricted cash, accounts payable and accrued expenses, short-term borrowings, long-term debt, earn-out liabilities, interest rate swaps and foreign exchange contracts. The estimated fair value of cash and cash equivalents, trade and other receivables, and accounts payable and accrued expenses approximate their carrying amounts due to the short maturity of these instruments.

We estimated the fair value of external debt to be $2.8 billion and $2.7 billion as of December 31, 2017 and 2016, respectively. These instruments were valued using dealer quotes that are classified as Level 2 inputs in the fair value hierarchy. The gross carrying value of our debt was $2.9 billion and $2.7 billion as of December 31, 2017 and 2016, which excludes debt issuance costs. See Note 10: Long-term Debt and Other Borrowings for additional information.

The estimated fair values of interest rate swaps and foreign currency forward contracts and net investment hedges are determined based on the expected cash flows of each derivative. The valuation method reflects the contractual period and uses observable market-based inputs, including interest rate and foreign currency forward curves.

Recurring Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2017 and 2016, with the exception of defined benefit plan assets, which are separately disclosed in Note 11: Employee Benefits (in millions):

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$59.7	$59.7	$—	$—
Foreign currency forward contracts	0.8	—	0.8	—
Cross-currency interest rate swaps	7.1	—	7.1	—
Interest rate cap agreements	8.9	—	8.9	—
Interest rate swap agreements	0.5	—	0.5	—
Deferred purchase price receivable	41.9	—	—	41.9

Total	$118.9	$59.7	$17.3	$41.9

Liabilities
Deferred compensation plan liabilities	$59.6	$59.6	$—	$—
Foreign currency forward contracts	2.2	—	2.2	—
Cross-currency interest rate swaps	0.4	—	0.4	—
Foreign currency net investment hedges	0.7	—	0.7	—
Earn-out liabilities	51.3	—	—	51.3

Total	$114.2	$59.6	$3.3	$51.3

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$62.5	$62.5	$—	$—
Foreign currency forward contracts	2.0	—	2.0	—
Cross-currency interest rate swaps	18.8	—	18.8	—
Foreign currency net investment hedges	2.6	—	2.6	—
Interest rate cap agreements	28.5	—	28.5	—

Total	$114.4	$62.5	$51.9	$—

Liabilities
Deferred compensation plan liabilities	$61.5	$61.5	$—	$—
Foreign currency forward contracts	0.3	—	0.3	—
Interest rate swaps and cap agreements	3.2	—	3.2	—
Earn-out liabilities	30.5	—	—	30.5

Total	$95.5	$61.5	$3.5	$30.5

Deferred Compensation Plans

The Company provides a deferred compensation plan to certain U.S. employees whereby a portion of employee compensation is held in trust, enabling the employees to defer tax on compensation until payment is made to them from the trust. The employee is at risk for any investment fluctuations of the funds held in trust. In the event of insolvency of the entity, the trust’s assets are available to all general creditors of the entity.

Deferred compensation plan assets are presented within Prepaid expenses and other current assets and Other non-current assets. Deferred compensation liabilities are presented within Accrued compensation and Other non-current liabilities.

Foreign Currency Forward Contracts and Net Investment Hedges, and Interest Rate Swaps and Cap Agreements

Refer to Note 9: Derivative Financial Instruments and Hedging Activities for discussion of the fair value associated with these derivative assets and liabilities.

Deferred Purchase Price Receivable

The Company recorded a DPP under its A/R Securitization. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is subsequently remeasured each reporting period in order to account for activity during the period, such as the Seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying receivables are short-term and of high credit quality. The DPP is included in Other non-current assets in the consolidated balance sheets and is valued using unobservable inputs (i.e., Level 3 inputs), primarily discounted cash flows. Refer to Note 18: Accounts Receivable Securitization for more information.

Earn-out Liabilities

The Company has various contractual obligations associated with the acquisition of several real estate service companies in the United States, Canada and Europe that were completed during 2017 and 2016. These acquisitions included contingent consideration, comprised of earn-out payments to the sellers subject to achievement of certain performance criteria in accordance with the terms and conditions set forth in the purchase agreements. An increase to a probability of achievement would result in a higher fair value measurement.

These amounts disclosed above are included in Other current and other long-term liabilities within the consolidated balance sheets. As of December 31, 2017 and 2016, the Company had the potential to make a maximum of $64.7 million and $43.3 million (undiscounted) in earn out payments, respectively. Assuming the achievement of the applicable performance criteria, these earn-out payments will be made over the next four years.

Earn-out liabilities are classified within Level 3 in the fair value hierarchy because the methodology used to develop the estimated fair value includes significant unobservable inputs reflecting management’s own assumptions. The fair value of earn-out liabilities is based on the present value of probability-weighted expected return method related to the earn-out performance criteria on each reporting date. The probabilities of achievement assigned to the performance criteria are determined based on due diligence performed at the time of acquisition as well as actual performance achieved subsequent to acquisition. Adjustments to the earn-out liabilities in periods subsequent to the completion of acquisitions are reflected within Operating, administrative and other in the consolidated statements of operations.

Refer to Note 5: Business Combinations for additional discussion on contingent consideration associated with other 2017 and 2016 acquisitions.

The table below presents a reconciliation of items measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

Earn-out Liabilities
Balance as of January 1, 2016	$—
Purchases/additions	29.3
Net change in fair value and other adjustments	1.2

Balance as of December 31, 2016	$30.5

Purchases/additions	26.8
Net change in fair value and other adjustments	7.2
Settlements	(13.2)

Balance as of December 31, 2017	$51.3

The net change in fair value, included in the table above, was included in the consolidated statements of operations for the years ended December 31, 2017 and 2016 in Operating, administrative and other in the consolidated statements of operations.

Note 18: Accounts Receivable Securitization

On March 8, 2017, the Company entered into the A/R Securitization, whereby it continuously sells trade receivables to an unaffiliated financial institution. Under the A/R Securitization, one of the Company’s wholly owned subsidiaries sells (or contributes) the receivables to a wholly owned special purpose entity at fair market value. The special purpose entity then sells 100% of the receivables to an unaffiliated financial institution (“the Purchaser”). Although the special purpose entity is a wholly owned subsidiary of the Company, it is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of its assets prior to any assets or value in such special purpose entity becoming available to its equity holders and its assets are not available to pay other creditors of the Company. Pursuant to the A/R Securitization, the Purchaser has an investment limit of $100.0 million, $85.0 million of which the Company received in cash upon the initial sale of trade receivables. The A/R Securitization terminates on March 6, 2020, unless extended or an earlier termination event occurs.

All transactions under the A/R Securitization are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. Following the sale and transfer of the receivables to the Purchaser, the receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables. The Company continues to service, administer and collect the receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860, Transfer and Servicing. As of and for the year ended December 31, 2017, any financial statement impact associated with the servicing liability was immaterial.

This program allows the Company to receive a cash payment and a deferred purchase price receivable for sold receivables. The deferred purchase price is paid to the Company in cash on behalf of the Purchaser as the receivables are collected; however, due to the revolving nature of the A/R Securitization, cash collected from the Company’s customers is reinvested by the Purchaser daily in new receivable purchases under the A/R Securitization. For the year ended December 31, 2017, receivables sold under the A/R securitization were $957.8 million and cash collections from customers on receivables sold were $825.0 million, all of which were reinvested in new receivables purchases. As of December 31, 2017, the outstanding principal on receivables sold under the A/R Securitization was $132.8 million. Refer to Note 17: Fair Value Measurements for additional discussion on the fair value of the DPP as of December 31, 2017.

The Company recognized a loss related to the receivables sold of $1.2 million that was recorded in Operating, administrative and other expense in the consolidated statements of operations. Based on the Company’s collection history, the fair value of the receivables sold subsequent to the initial sale approximates carrying value. The Company incurred program costs of $3.7 million for the year ended December 31, 2017, which were included in Operating, administrative and other expenses in the consolidated statements of operations.

The Company reflects all cash flows related to the A/R Securitization as operating activities in its consolidated statements of cash flows, as the cash collections related to the deferred purchase price receivable are from short-term receivables with average collection cycles of less than 90 days.

Note 19: Supplemental Cash Flow Information

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated statements of financial position to the sum of such amounts presented in the condensed consolidated statements of cash flows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash and cash equivalents, beginning of period	$382.3	$530.4	$191.9
Restricted cash recorded in Prepaid expenses and other current assets, beginning of period	42.5	17.5	16.0

Total cash, cash equivalents and restricted cash shown in the statements of cash flows, beginning of period	$424.8	$547.9	$207.9

Cash and cash equivalents, end of period	$405.6	$382.3	$530.4
Restricted cash recorded in Prepaid expenses and other current assets, end of period	62.3	42.5	17.5

Total cash, cash equivalents and restricted cash shown in the statements of cash flows, end of period	$467.9	$424.8	$547.9

Supplemental cash flows and non-cash investing and financing activities are as follows (in millions):

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash paid for:
Interest	$142.1	$128.2	$76.3
Income taxes	36.8	36.1	42.2
Non-cash investing/financing activities:
Property and equipment acquired through capital leases	14.0	2.9	6.3
Deferred and contingent payment obligation incurred through acquisitions	50.3	71.5	—
Equity issued in conjunction with acquisitions	1.0	3.5	—
Change in beneficial interest in a securitization	67.1	—	—

Note 20: Subsequent Events

The Company has evaluated subsequent events through July 25, 2018, the date on which the financial statements were issued.

On March 15, 2018, the Borrowers borrowed an additional $250.0 million under the First Lien Credit Agreement. Total proceeds of $244.8 million (net of $3.4 million of debt issuance costs and $1.8 million of original issue discount) were received. The Borrowers also increased the capacity of the Revolver to approximately $486.0 million and updated the First Lien Net Leverage Ratio in the financial covenant from 5.50 to 1.00 to 5.80 to 1.00.

On April 30, 2018, the Borrowers paid off $20.0 million of outstanding Second Lien Loan debt due on November 4, 2022.

On June 13, 2018, a new entity was incorporated in England and Wales, Cushman & Wakefield Limited. On July 6, 2018, a share-for-share exchange occurred between the shareholders of DTZ Jersey Holdings Limited and Cushman & Wakefield Limited, after which Cushman & Wakefield Limited became the new holding entity for the Company’s subsidiaries.

On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units on a 10 for 1 basis.

On July 16, 2018, the Company announced it had entered into a definitive agreement to acquire the remaining interest in the Sherry FitzGerald Group’s commercial property business, in which the Company holds an investment accounted for under the equity method. The transaction is subject to receipt of required regulatory approvals as well as other customary closing conditions, and is expected to close in September 2018.

On July 19, 2018, the Company announced its acquisition of Inc RE, an Australian Capital markets firm specializing in commercial sales, acquisitions and investment advisory. Required regulatory approvals have been received and the transaction is expected to close in July 2018, subject to customary closing conditions.

On July 24, 2018, the Company entered into an agreement with Vanke Service (HongKong) Co., Limited, to purchase in a private placement an aggregate number of ordinary shares that will represent ownership of 4.9% of the Company’s outstanding ordinary shares after giving effect to the initial public offering and any exercise of the underwriters’ option to purchase additional ordinary shares. This private placement is conditioned upon and expected to close concurrently with this offering, with additional closings expected to occur concurrently with any closing of the underwriters’ option to purchase additional ordinary shares.

Note 21: Parent Company Information

CUSHMAN & WAKEFIELD plc

PARENT COMPANY INFORMATION

CONDENSED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2017	2016
Assets
Investments in subsidiaries	$610.6	$670.2

Total assets	610.6	670.2

Liabilities and Equity

Liabilities
Trade and other payables	1.1	0.7
Other liabilities	105.6	79.5

Total liabilities	106.7	80.2

Equity
Ordinary shares, nominal value $10.00 per share, 145.1 and 143.1 shares issued and outstanding at December 31, 2017 and 2016, respectively	1,451.3	1,430.8
Additional paid-in-capital	305.0	252.4
Accumulated deficit	(1,165.2)	(944.7)
Accumulated other comprehensive loss	(87.2)	(148.5)

Total equity	503.9	590.0

Total liabilities and equity	$610.6	$670.2

CUSHMAN & WAKEFIELD plc

PARENT COMPANY INFORMATION

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in millions)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Interest and other expense	$(5.8)	$(5.5)	$(5.4)
Loss in earnings of subsidiaries	(214.7)	(443.6)	(468.3)

Loss before taxes	(220.5)	(449.1)	(473.7)
Tax	—	—	—
Net loss attributable to the Parent Company	(220.5)	(449.1)	(473.7)
Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) of subsidiaries	61.3	(76.0)	(46.7)

Comprehensive loss attributable to the Parent Company	$(159.2)	$(525.1)	$(520.4)

CUSHMAN & WAKEFIELD plc

PARENT COMPANY INFORMATION

CONDENSED STATEMENTS OF CASH FLOWS

(in millions)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Cash flows from operating activities:
Net loss	$(220.5)	$(449.1)	$(473.7)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss in earnings of subsidiaries	214.7	443.6	468.3
Unrealized foreign exchange gain	—	(0.2)	—
Increase in trade and other receivables	—	—	(9.2)
Increase in trade and other payables	0.5	0.7	—
Increase in other liability	5.8	5.5	5.5

Net cash provided by (used in) operating activities	0.5	0.7	(9.1)

Cash flows from investing activities:
Investment in subsidiaries	(22.5)	(33.9)	(940.0)

Net cash used in investing activities	(22.5)	(33.9)	(940.0)

Cash flows from financing activities:
Contributions from sponsors	—	—	940.0
Proceeds from issuance of common stock	22.0	33.2	7.4

Net cash provided by financing activities	22.0	33.2	947.4

Net (decrease) increase in cash, cash equivalents and restricted cash	—	—	(1.7)
Cash, cash equivalents and restricted cash, beginning of the year	—	—	1.7

Cash, cash equivalents and restricted cash, end of the year	—	—	—

Supplemental disclosure of non-cash activities:
Accretion of deferred purchase obligation	$20.8	$21.8	$36.2
Capital contributions to subsidiaries	6.2	22.6	—
Stock-based compensation	42.4	62.5	34.0
Acquisition and disposal of non-controlling interest	2.0	(11.4)	—

Background and basis of presentation

On August 21, 2014 DTZ Jersey Holdings Limited (“Jersey Holdings”) and its subsidiaries, were formed by investment funds affiliated with TPG Capital, L.P., PAG Asia Capital Limited, and OTPP. On November 5, 2014, Jersey Holdings acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited. On September 1, 2015, Jersey Holdings acquired 100% of C&W Group, Inc. for $1.9 billion. DTZ Jersey Holdings Limited is the predecessor to Cushman & Wakefield plc.

Cushman & Wakefield plc (the “Parent Company”) is a holding company that conducts substantially all of its business operations through its subsidiaries. The accompanying condensed financial statements include the accounts of the Parent Company and, on an equity method basis, its investment in subsidiaries and affiliates. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. These parent-

only financial statements should be read in conjunction with Cushman & Wakefield plc’s audited Consolidated Financial Statements included elsewhere herein.

The condensed parent-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The total restricted net assets as of December 31, 2017 are $416.9 million.

Dividends

The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ financings agreements (see Note 10 to the Consolidated Financial Statements). During the fiscal years ended December 31, 2017, 2016 and 2015, the Parent Company’s consolidated subsidiaries did not pay any cash dividends to the Parent Company.

Schedule II – Valuation & Qualifying Accounts

(dollars in millions)	Allowance for Doubtful Accounts
Balance, January 1, 2015	$—
Charges to expense	11.6
Write-offs, payments and other	2.0

Balance, December 31, 2015	13.6
Charges to expense	11.9
Write-offs, payments and other	3.3

Balance, December 31, 2016	28.8
Charges to expense	3.9
Write-offs, payments and other	2.6

Balance, December 31, 2017	$35.3

Report of Independent Auditors

The Board of Directors and Shareholders of

C&W Group, Inc. and Subsidiaries

We have audited the accompanying Consolidated Financial Statements of C&W Group, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of August 31, 2015, and the related consolidated statements of operations, other comprehensive loss, changes in equity, and cash flows for the eight months ended August 31, 2015, and the related notes to the Consolidated Financial Statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of C&W Group, Inc. and Subsidiaries at August 31, 2015, and the consolidated results of their operations and their cash flows for the eight months ended August 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

February 19, 2016

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

(In Thousands)

August 31, 2015
Assets
Current assets:
Cash and cash equivalents	$115,164
Commission and fees receivable, net of allowance for doubtful accounts of $14,982	404,269
Other receivables, net of allowance for doubtful accounts of $20,942	110,558
Prepaid expenses and other current assets	44,970
Deferred tax assets	16,798
State and foreign income taxes receivable	27,766

Total current assets	719,525
Non-current commission and fees receivable, net of allowance for doubtful accounts of $16	27,557
Deferred tax assets	10,397
Property and equipment, net	130,181
Goodwill	694,932
Intangible assets, net	294,216
Deferred compensation assets	24,177
Other assets	54,457

Total non-current assets	1,235,917

Total assets	$1,955,442

Liabilities and equity
Current liabilities:
Commissions payable	$249,313
Accounts payable	45,204
Accrued expenses and other current liabilities	322,982
Current portion of long-term debt	11,988
Federal, state and foreign income taxes payable	723
Deferred tax liabilities	2,285

Total current liabilities	632,495

Non-current commissions payable	16,559
Long-term debt	297,910
Deferred compensation liabilities	24,170
Non-current federal, state and foreign income taxes payable	8,193
Deferred tax liabilities	43,532
Accrued employee benefits	23,833
Other liabilities	49,444

Total non-current liabilities	463,641

August 31, 2015
Commitments and contingencies

Equity:
C&W Group, Inc. shareholders’ equity:
Common stock - $0.01 par value; 1,499,000 shares authorized; 631,770 shares issued and 625,304 shares outstanding at August 31, 2015	6
Treasury stock - 6,466 shares held in Rabbi Trust at August 31, 2015	-
Additional paid-in capital	818,108
Retained earnings	102,136
Accumulated other comprehensive loss	(61,578)

Total C&W Group, Inc. shareholders’ equity	858,672
Noncontrolling interests in consolidated subsidiaries	634

Total equity	859,306

Total liabilities and equity	$1,955,442

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

(In Thousands)

Eight Months Ended August 31, 2015
Revenue	$1,825,713

Costs and expenses:
Cost of services	1,112,735
Operating, administrative and other	641,720
Depreciation and amortization	41,200
Restructuring charges	476

Total costs and expenses	1,796,131

Operating income	29,582

Interest income	727
Interest expense	(6,009)
Other expense, net	(40,805)

Loss before provision for income taxes	(16,505)

Provision for income taxes	5,962

Net loss	(22,467)

Less: net loss attributable to noncontrolling interests	95

Net loss attributable to C&W Group, Inc. and Subsidiaries	$(22,372)

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Other Comprehensive Loss

(In Thousands)

Eight Months Ended August 31, 2015
Net loss	$(22,467)

Other comprehensive income (loss):
Actuarial gains	14,264
Foreign currency translation losses	(15,536)
Unrealized gains on interest rate caps entered into for cash flow hedges	474
Unrealized losses on available for sale equity securities	(2)
Income tax benefit relating to components of other comprehensive loss	(1,236)

Total comprehensive loss	(24,503)
Less comprehensive loss to noncontrolling interests	(95)

Comprehensive loss attributable to C&W Group, Inc. and Subsidiaries	$(24,408)

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In Thousands, Except Share Amounts)

	C&W Group, Inc. Shareholders’ Equity
	Shares of Common Stock Issued	Common Stock	Shares of Treasury Stock	Treasury Stock	Treasury Stock Held in Rabbi Trust	Deferred Compensation	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
Balance – January 1, 2015	631,777	$6	7,142	$-	$(8,875)	$8,875	$804,254	$124,508	$(59,542)	$709	$869,935
Net loss	-	-	-	-	-	-		(22,372)	-	(95)	(22,467)
Actuarial losses, net of tax	-	-	-	-	-	-		-	13,378	-	13,378
Foreign currency translation losses, net of tax	-	-	-	-	-	-		-	(15,886)	-	(15,886)
Losses arising on changes in fair value of available for sale equity securities, net of tax	-	-	-	-	-	-		-	(2)	-	(2)
Gains arising on changes in fair value of hedging instruments entered into for cash flow hedges, net of tax	-	-	-	-	-	-		-	474	-	474

Comprehensive (loss)	-	-	-	-	-	-		(22,372)	(2,036)	(95)	(24,503)
Employee share-based compensation, net of tax	2,137	-	-	-	-	-	17,989	-	-	-	17,989
Exercise of stock options	496	-	-	-	-	-	614	-	-	-	614
Repurchase of common stock	-	-	535	(4,749)	-	-	-	-	-	-	(4,749)
Retirement of treasury stock	(2,640)	-	(535)	4,749	-	-	(4,749)	-	-	-	-
Treasury stock deferred to Rabbi Trust	-	-	140		(219)	219	-	-	-	-	-
Treasury stock released from Rabbi Trust	-	-	(816)		963	(963)	-	-	-	-	-
Other	-	-	-	-	-	-	-	-		20	20

Balance – August 31, 2015	631,770	$6	6,466	$-	$(8,131)	$8,131	$818,108	$102,136	$(61,578)	$634	$859,306

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

C&W GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In Thousands)

Eight Months Ended August 31, 2015
Operating activities
Net loss	$(22,467)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,200
Amortization of deferred financing costs	899
Employee share-based compensation expense	9,667
Bad debt expense	7,413
Broker acquisition and retention amortization expense	14,225
Loss on retirement of property and equipment	69
Deferred income taxes	(4,217)
Net settlement for forward contracts	(390)
Changes in operating assets and liabilities:
Commission and fees receivable	4,495
Other receivables	10,494
Commissions payable	(10,337)
Accounts payable, accrued expenses and other current liabilities	(58,401)
Other operating assets and liabilities	(61,081)

Net adjustments to reconcile net loss to net cash used in operating activities	(45,964)

Net cash used in operating activities	(68,431)

Investing activities
Acquisitions of businesses, net of cash acquired	(16,350)
Capital expenditures	(25,006)
Proceeds from the disposal of fixed assets	62

Net cash used in investing activities	(41,294)

Financing activities
Proceeds from the Revolver	$420,239
Repayments of the Revolver	(329,194)
Repayments of capital leases	(2,770)
Payment of one Promissory Note	(715)
Financing costs	(25)
Exercise of stock options	614
Purchase of treasury stock	(4,749)

Net cash provided by financing activities	83,400

Effect of exchange rate changes on cash and cash equivalents	(7,004)

Eight Months Ended August 31, 2015

Net change in cash and cash equivalents	(33,329)
Cash and cash equivalents at beginning of period	148,493

Cash and cash equivalents at end of period	$115,164

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$32,431

Interest	$3,474

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

C&W Group, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1. Organization and Business Overview

C&W Group, Inc., a Delaware, U.S.A., corporation (together with its subsidiaries, the “Company”, “Cushman & Wakefield”, the “Group”, “our”, “we” or “C&W”) was a subsidiary company of EXOR S.p.A (“EXOR”). EXOR is a corporation organized under the laws of the Republic of Italy, with headquarters located in Turin, Italy, Via Nizza 250. At August 31, 2015, the Company is owned 80.9% by EXOR and 19.1% by C&W employees. The percentage of ownership is calculated based on the total shares owned by EXOR and C&W employees over the total outstanding shares, which include treasury shares employees have deferred into the Company’s Rabbi Trust relating to the deferred compensation plan.

On September 1, 2015, EXOR, along with the minority shareholders, closed the sale of their entire shareholding in Cushman & Wakefield to DTZ Jersey Holdings Limited (“DTZ”), a Jersey limited company backed by a consortium (the “Consortium”) of equity investors led by TPG Asia VI, L.P., a limited partnership organized under the laws of the Cayman Islands (“TPG Asia”) and its affiliates (together with TPG Asia, “TPG”), PAG Asia I LP, an exempted limited partnership organized under the laws of the Cayman Islands (“PAG”), and Ontario Teachers’ Pension Plan Board, an independent organization established by the Ontario government and Ontario Teachers’ Federation (“OTPP”). The Company was then merged with Gaja Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of DTZ.

The Company provides a broad spectrum of commercial real estate services to its clients. Founded in 1917, it has 249 offices in 61 countries and is ranked among the largest full-service international real estate service companies in the world. C&W offers clients comprehensive solutions to real estate issues within the following service lines: Leasing, Capital Markets, Corporate Occupier and Investor Services (“CIS”), Valuation & Advisory (“V&A”), and Global Consulting.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting and its Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements reflect the operations of Cushman & Wakefield Group Inc., and subsidiaries, prior to the merger with DTZ.

Principles of Consolidation

The accompanying Consolidated Financial Statements include our accounts and those of our majority-owned subsidiaries. The equity attributable to the noncontrolling interests in our consolidated subsidiaries is shown separately in our consolidated balance sheet. All significant intercompany accounts and transactions have been eliminated in consolidation.

(i) Subsidiaries

Subsidiaries are entities where Group has the power to govern the financial and operating policies of the entity to allow Group to obtain the benefit of its activities. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases.

(ii) Investments in Unconsolidated Subsidiaries

The Company follows the equity method of accounting for investments in which Group has significant influence, but not control, over the financial and operating policies. Such investments are initially recognized at cost. Joint ventures are those entities that (1) Group has joint control over the activities, (2) are established by contractual agreement and (3) require unanimous consent for strategic financial and operating decisions.

The Consolidated Financial Statements include Group’s share of the income and expenses and equity movements of investees accounted for under the equity method, after adjustments to align the accounting policies with those of Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When Group’s share of losses exceeds its interest in an investee accounted for under the equity method, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued, except to the extent that Group has an obligation to make or has made payments on behalf of the investee.

Investments that do not qualify for the consolidation or equity method of accounting are accounted for on the cost method of accounting.

(iii) Variable Interest Entities (“VIE”)

The accounting for VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation. We consolidate any VIE for which we are the primary beneficiary based on whether we have (i) power over the significant activities of the VIE, and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE.

We determine whether an entity is a VIE and, if so, whether it should be consolidated by utilizing judgments and estimates that are inherently subjective. If we made different judgments or utilized different estimates in these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity.

Investments in Unconsolidated Subsidiaries

Investments in unconsolidated subsidiaries in which the Company has the ability to exercise significant influence over operating and financial policies, but does not control, or entities which are VIEs in which the Company is not the primary beneficiary under FASB ASC Topic 810, are accounted for under the equity or cost method. Our share of the earnings from investments accounted for under the equity method is included in other income (expenses), net in our consolidated statement of operations.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying footnotes. Such estimates include the measurement of goodwill, intangible and other long-lived assets, commission and fees receivable, assumptions used in the calculation of income taxes, share-based compensation, defined benefit obligations, valuation of financial instruments and provisions and contingencies, among other things. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Volatile credit markets and foreign currency fluctuations, among other things, have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in the Consolidated Financial Statements in the future periods in which such changes occur.

Foreign Currency Translation and Transactions

The Company’s reporting currency is the U.S. dollar, and, therefore, these Consolidated Financial Statements are presented in U.S. Dollars. The financial statements of subsidiaries located outside the U.S., and where the functional currency is not the U.S. Dollar, are generally measured using the local currency as the functional currency. The assets and liabilities of these entities are translated at the exchange rates in effect at the balance sheet date. Income and expense items are translated at the monthly average rates. The resulting translation adjustments are recorded in accumulated other comprehensive loss, which is a component of equity. Gains and losses resulting from foreign currency transactions are included in the determination of net income. The Company recorded a foreign currency transaction loss of $2.4 million for the eight months ended August 31, 2015 within other expenses, net, in the accompanying consolidated statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents, which include short-term demand deposits, approximates fair value due to the short-term maturity of these investments.

Concentration of Credit Risk

Concentrations that potentially subject the Company to credit risk consist principally of commission and fees receivable. Users of real estate services account for a substantial portion of commissions and fees receivable, and collateral is generally not required. The risk associated with this concentration is limited due to the large number of users and their geographic dispersion.

Derivative Financial Instruments

Group applies FASB ASC Topic 815, Derivatives and Hedging Activities, when accounting for derivatives. FASB ASC Topic 815 requires that all qualifying derivative instruments be recognized as assets or liabilities on the consolidated balance sheet and measured at fair value. The statement requires that changes in the fair value of derivatives be recognized in earnings, unless specific hedge accounting criteria are met. From time to time, Group enters into derivative financial instruments, including foreign exchange forward contracts and interest rate cap agreements, to manage its exposure to foreign exchange rate and interest rate risks. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statement of operations immediately unless the derivative is designated and effective as a hedging instrument, in which case hedge accounting is applied. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Group enters into foreign currency forward contracts, either directly or through its subsidiaries, to economically hedge its foreign currency risk exposures arising from intercompany transactions. Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in the consolidated statement of operations as part of foreign currency gains and losses, which offset foreign currency gains and losses from the associated intercompany transactions. The net impact to earnings is not significant. Refer to Note 19, Fair Value Measurements, for further details.

At August 31, 2015, we recognized $0.3 million of assets and $0.2 million of liabilities within prepaid expenses and other current assets and accrued expenses and other current liabilities, respectively, in our consolidated balance sheet in connection with these forward contracts. The impact on the consolidated statement of operations of marking the assets and liabilities to fair value at the end of each reporting period is recognized in other expenses, net, as part of foreign currency gains and losses. These gains and losses, which are related to the foreign currency forward contracts held by the Company, were partially offset by foreign currency gains and losses in the underlying asset or liability, such that the net impact to earnings is mitigated. As of August 31, 2015 the notional amount of these foreign currency forward contracts was $34.1 million.

Hedge Accounting

Group designates its interest rate caps, the hedging instruments to mitigate interest rate risk, as cash flow hedges. At the inception of the hedge relationship, Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.

Furthermore, at the inception of the hedge, and, on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk.

Cash Flow Hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated within accumulated other comprehensive loss in equity. The gain or loss resulting from the ineffective portion is recognized immediately in the consolidated statement of operations. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earnings in the periods when the hedged item is recognized in earnings, in the same line of the consolidated statement of operations as the recognized hedged item. Hedge accounting is discontinued when Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in earnings. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in earnings.

On August 15, 2011, Group entered into an interest rate cap and contemporaneously designated the derivative as a cash flow hedge of the interest rate risk attributable to the future interest payments on the Company’s Credit Facility for changes in LIBOR above 1%. The total notional amount of this interest rate cap agreement, which varies over a four-year effective period based on our estimated debt level and targets an average hedge ratio of 50% over the period. The interest rate cap expired on June 29, 2015. Gains and losses related to the changes in the fair value of the derivative, which are accumulated within accumulated other comprehensive income in equity, are reclassified to earnings when the hedged transaction affects earnings. During the eight months ended August 31, 2015, we recorded net losses of less than $0.1 million to other comprehensive loss and released $0.5 million to interest expense within the consolidated statement of operations, in connection with the interest rate cap.

As of August 31, 2015, the fair value of this interest rate cap agreement amounted to zero, and was reflected as an asset in prepaid expenses and other non-current assets in the consolidated balance sheet. There was no hedge ineffectiveness for the eight months ended August 31, 2015.

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires that financial assets and liabilities recorded at fair value be classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability.

We have financial assets and liabilities, including foreign currency forward contracts, interest rate cap agreements, certain deferred compensation plan assets and defined benefit pension plan assets, that are classified as Level 1 and 2 within the fair value hierarchy as described above.

Refer to Note 17, Employee Benefits, Note 19, Fair Value Measurements, and Note 20, Financial Instruments, for further details on financial instruments.

Treasury Stock

Treasury shares are accounted for directly in equity, with treasury shares held for reissue presented as a deduction from equity; any difference between the purchase price and reissue proceeds does not impact income. Upon reissue, the classification within equity of gains or losses on share transactions differs based on the comparison of proceeds received to original cost. If the proceeds from the sale of the treasury shares are greater than the cost of the shares sold, then the Company recognizes the excess proceeds as additional paid-in capital. If the proceeds from the sale of the treasury shares are less than the original cost of the shares sold, then the excess cost first reduces any additional paid-in capital arising from previous sales of treasury shares for that class of share, and any additional excess is recognized as a reduction of retained earnings or an increase to accumulated deficit.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the guidance contained in FASB ASC Topic 810, Consolidation, which requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income (loss) specifically attributable to the noncontrolling interest to be identified in the Consolidated Financial Statements. The guidance also requires the Company to report changes in the Company’s ownership interest and requires fair value measurements of any noncontrolling equity investment retained in a deconsolidation.

Property and Equipment

Property and equipment are measured at cost, less accumulated depreciation, or in the case of capital leases, at the present value of the future minimum lease payments. Costs include expenditures that are directly attributable to the acquisition of the asset and costs incurred to prepare the asset for its intended use. Property and equipment are depreciated using the straight-line method over their estimated useful lives. Assets held under capital leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that Group will obtain ownership by the end of the lease term.

The Company’s useful lives are as follows:

Furniture, fixtures, and equipment	3 to 6 years

Leasehold improvements	Lesser of lease term and asset useful life

Computer software	3 to 7 years

Depreciation methods and useful lives are reviewed at each reporting date.

Certain costs related to the development or purchases of internal-use software are capitalized in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other. Internal computer software costs that are incurred in the preliminary project stage are expensed as incurred. Direct consulting costs, payroll and related costs that are incurred during the development stage of the project are capitalized and amortized over the useful life when placed into production. Costs incurred during the post-implementation/operation stage are expensed as incurred.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within the consolidated statement of operations.

Goodwill, Indefinite-Lived and Other Intangible Assets

(i) Goodwill and Indefinite-lived Assets

In accordance with FASB ASC Topic 805, Business Combinations, acquired identifiable assets, liabilities and contingent liabilities are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over Group’s interest in the fair value of those assets and liabilities is recognized as goodwill and recorded in the Consolidated Financial Statements. If this difference is negative, the amount is recognized in the consolidated statement of operations at the time of acquisition.

Goodwill and indefinite-lived assets are not amortized, but are tested for impairment annually, at October 1, or more frequently if events or changes in circumstances indicate that they may be impaired, in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other. The net carrying value of the indefinite-lived assets was $227.3 million at August 31, 2015. The Company did not record any impairment charges for goodwill, or other indefinite-lived intangible assets for the eight months ended August 31, 2015.

The Company follows Accounting Standards Update (“ASU”) 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount (“step zero”) and only proceed with the two-step impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. Otherwise the two-step impairment test is unnecessary. If the Company determines the two-step impairment test is required, the first step, which is used to identify potential impairment, involves comparing each RU’s estimated fair value to its carrying value, including goodwill. The Company would use a combined discounted cash flow and market approach to estimate the fair value of its reporting units. Management’s judgment is required in developing the assumptions for the discounted cash flow and market models. These assumptions include, among others, expected future revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) growth rates, EBITDA margins, discount rates and long-term growth rate. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. If the carrying value exceeds the estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of the fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit as calculated in step one over the estimated fair values of the individual assets, liabilities and identifiable intangibles, as if the reporting unit were being acquired in a business combination.

An impairment loss for an indefinite-lived intangible asset is recognized if the fair value of the asset is less than the asset’s carrying amount.

(ii) Other Definite-Lived Intangible Assets

Other intangible assets purchased are recognized as assets in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably. Such assets are amortized systematically on a straight-line basis over their estimated useful lives.

Impairment of Long-lived Assets

In accordance with FASB ASC Topic 360, Property, Plant, and Equipment, long-lived assets to be held and used, including property and equipment and other definite- and indefinite-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

Deferred Financing Costs

Costs incurred in connection with financing activities are deferred and amortized over the term of the related debt agreement using the straight-line method, which approximates the effective interest method. Amortization of these costs is charged to interest expense in the accompanying consolidated statement of operations.

As of August 31, 2015, total deferred financing costs, net of accumulated amortization was $4.7 million, of which $3.5 million was classified as non-current and were included within other assets in the accompanying consolidated balance sheet, and $1.2 million was classified as current within prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Accrued Claims and Settlements

In the U.S. and Canada, the Company is self-insured against errors and omissions (“E&O”) claims through a primary insurance layer provided by its 100%-owned, consolidated, captive insurance subsidiary, Nottingham Indemnity, Inc., and an excess layer provided through a third-party insurance carrier. As of August 31, 2015 the Company has reserves for E&O claims of $21.3 million, included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, with related amounts receivable from the third-party insurance carrier of $12.3 million included in other receivables within current assets in the accompanying consolidated balance sheet.

Employee Benefits

(i) Defined Contribution Plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statement of operations when they are due.

(ii) Defined Benefit Plans

Group’s net obligation for defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods, discounted to their present value. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

(iii) Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for highly compensated employees. Under this plan, participants can elect to defer a portion of their compensation to the plan. The investment returns on participant balances are indexed to a number of investment choices and are based on participant elections. The Company has established a Rabbi Trust under which investments are held to fund the liability of the deferred compensation plan. The investments of the Rabbi Trust consist of company-owned life insurance policies for which investment gains or losses are recognized based upon changes in cash surrender value that are driven by market performance. The changes in the deferred compensation plan liability are recognized as compensation expense in the consolidated statement of operations.

(iv) Short-Term Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(v) Share-Based Payment Transactions

Our share-based compensation programs consist of share-based awards granted to employees, including stock options, phantom stock units, restricted stock and restricted stock units, and are accounted for under FASB ASC Topic 718, Compensation, Stock Compensation. Under this methodology, the grant date fair value of awards granted to employees is recognized as compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards, which is generally the vesting period. The amount recognized as an expense is adjusted to reflect the estimate of the actual number of awards that ultimately vest. The company uses the graded-vesting method for graded-vesting,

Commission and Fees Receivable and Payable

Real estate brokerage commissions receivable are generally due based on contractual arrangements between the Company and its clients. Amounts that are due within one year or have been billed are included in commission and fees receivable in current assets. Amounts due beyond one year are included as non-current assets on the consolidated balance sheet and discounted to their present value by utilizing the Company’s incremental borrowing rate for debt with a similar maturity. The rate is established at the beginning of the first quarter of the year and is reassessed at the beginning of each subsequent quarter. The Company assesses collectability for the commission and fees receivable based primarily on the aging of the receivables, creditworthiness of the client, and other known current collection status information.

Commissions payable to brokers are recorded at the time the Company recognizes its brokerage commission revenue and are generally not paid until after the Company has collected the related commissions receivable. Commissions payable are classified as current or non-current based on the balance sheet classifications of the related commissions receivable and non-current commission payable are discounted on the same basis as the receivable balances.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; services have been rendered; the amount is fixed or determinable; and collectability is reasonably assured. We record revenue for our service lines, including Leasing, Capital Markets, CIS, V&A, and Global Consulting, generally as follows:

(i) Leasing

Real estate commissions on leases are generally recorded in revenue when all obligations under the commission agreement are satisfied. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant occupancy, payment of a deposit or payment of a first month’s rent (or a combination thereof).

Commission agreements will often contain contingencies that impact revenue recognition. The existence of any significant future contingencies results in the delay of revenue recognition for the contingent amounts until such contingencies are satisfied.

(ii) Capital Markets

We record commission revenue on investment real estate sales to investors as well as real estate sales to end users generally upon close of escrow or transfer of title after all contingencies are satisfied. Loan origination fees are recognized at the time a loan closes and we have no significant remaining obligations for performance in connection with the transaction.

(iii) Corporate Occupier and Investor Services

Fees earned from the delivery of the Company’s Property, Facility and Asset Management services are generally based on a fixed recurring fee, cost savings realized by the entities managed or achieving a mutually agreed operating budget or a percentage of actual costs incurred and are recognized when earned under the provisions of the related management agreements. When acting as principal under a gross maximum price arrangement, we recognize revenue using the proportionate performance method (cost-based input method), under which revenue is recognized in proportion to the direct costs of performing the service activities to the estimated total costs provided all other revenue recognition criteria are met. When the outcome and the total costs of the arrangement involving the rendering of services cannot be estimated reliably, revenue shall only be recognized to the extent the expenses recognized are recoverable.

Project management fees are either fixed or variable per the terms of the client contract. The variable component is based on input measures (e.g., time and rate per hour) or output measures (e.g., milestones). Such revenue is recognized when earned under the provisions of the related management agreements.

The Company follows the guidance of ASC Subtopic 605-45, Principal and Agent Considerations, when accounting for reimbursements received from clients. In connection with arrangements where the Company is the primary obligor, and, therefore, the Company is defined as the principal, the Company accounts for the reimbursement of employment and third-party fees, primarily related to facilities and property management operations, as revenue when the related costs are incurred. Those costs are reported as “cost of services.” Refer to Note 5, Revenue, for further details.

(iv) Valuation and Advisory, Global Consulting

Professional services and appraisal fees are recorded when services have been completed or as the services are being rendered, depending on the nature of the services. Other commissions, consulting fees and referral fees are recorded as revenue at the time the related services have been performed, unless significant future contingencies exist.

Cost of Services

Cost of services includes commission expenses and other transaction-related costs incurred in connection with the generation of revenue and reimbursed and unreimbursed costs primarily relating to employment and other costs mostly incurred in connection with the performance of facilities and property management operations and project management services.

Advertising Costs

Advertising costs are expensed as incurred. For the eight months ended August 31, 2015 advertising costs of $18.7 million were included in operating, administrative and other expenses in the consolidated statement of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and for the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is not more likely than not that some portion or all of the deferred tax asset will be realized.

While we believe the resulting tax balances as of August 31, 2015 are appropriately accounted for in accordance with FASB ASC Topic 740, Income Taxes, as applicable, accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the Consolidated Financial Statements. The ultimate outcome of such matters could result in favorable or unfavorable adjustments to our Consolidated Financial Statements and such adjustments could be material. See Note 7, Income Taxes, for further details.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated statement of operations. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity.

Income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized.

Comprehensive Loss

FASB ASC Topic 220, Comprehensive Income, requires us to display comprehensive loss and its components as part of our Consolidated Financial Statements. Comprehensive loss comprises net income, changes in equity that are excluded from net income, such as foreign currency translation adjustments, unrecognized actuarial gains and losses relating to our defined benefit pension plans, unrealized gains and losses on interest rate caps designated in a cash flow hedging relationship and unrealized gains and losses on available for sale securities. All of these changes in equity are reflected net of tax, except foreign currency translation adjustments, given that earnings of non-U.S. subsidiaries, with the exception of Japan, are deemed to be reinvested for an indefinite period of time.

3. Recent Accounting Pronouncements

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this ASU eliminate the requirement to restate prior period financial statements for measurement period adjustments related to business combinations. The new guidance requires that the cumulative impact of a measurement period adjustment, including the impact on prior periods, be recognized in the reporting period in which the adjustment is identifies. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, and should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted. The Company does not expect the adoption to have an impact on its financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted and could be applied either prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. The Company does not expect the adoption to have a material impact on its financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. ASU 2015-02 offers updated consolidation evaluation criteria and may require additional disclosures. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption to have an impact on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary

Items. The ASU, which eliminates the concept of extraordinary items from U.S. GAAP, is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015 and may be applied either prospectively or retrospectively to all prior periods presented in the financial statements, with early adoption permitted. The Company does not expect the adoption to have an impact on its financial statements.

In December 2014, the FASB issued ASU 2014-18, Business Combinations (Topic 805): Accounting for Identifiable Intangible Assets in a Business Combination (a consensus of the Private Company Council). The ASU, which is applicable to private companies, allows an accounting alternative for the recognition of certain identifiable intangible assets. An entity within the scope of the amendments that elects the accounting alternative in this guidance should no longer recognize, or otherwise consider the fair value of intangible assets as a result of any in-scope transactions, separately from goodwill, (1) customer-related intangible assets, unless they are capable of being sold or licensed independently from the other assets of the business, and (2) noncompetition agreements. ASU 2014-18 is effective for fiscal years beginning after December 15, 2015 and for interim and annual periods thereafter. Early application is permitted for any period for which the entity’s financial statements have not yet been made available for issuance. The Company does not intend to adopt the accounting alternative.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this ASU provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The update is effective for annual periods ending after December 15, 2016, with early application permitted. The Company does not expect the adoption of the ASU to have a material impact on its financial statements, expect as it relates to augmenting its disclosures, when applicable.

In June 2014, the FASB issued ASU 2014-12, Compensation — Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which applies to all reporting entities that have share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The update is effective for annual periods beginning on or after December 15, 2015, with early adoption permitted, and may be applied (1) prospectively to all share-based payment awards granted or modified on or after the effective date, or (2) retrospectively to all awards with performance targets outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The Company does not expect the adoption of the ASU to have an impact on its Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective on January 1, 2018. The ASU permits the use of either the retrospective or cumulative effect transition method. Early adoption for annual periods beginning after December 15, 2016 is permitted. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements and related disclosures and has not yet selected a transition method nor determined the effect of this ASU on its ongoing financial reporting.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the requirements for reporting discontinued operations. The ASU improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results, and requires expanded disclosures for such discontinued operations. The adoption of the ASU, which is effective for annual periods beginning on or after December 15, 2014, did not have any impact on the Company’s Consolidated Financial Statements.

In January 2014, the FASB issued ASU 2014-03, Derivatives and Hedging (Topic 815): Accounting for Certain Receive-Variable, Pay-Fixed Interest Rate Swaps—Simplified Hedge Accounting Approach (a consensus of the Private Company Council), which allows private companies to use the simplified hedge accounting approach to account for swaps that are entered into for the purpose of economically converting a variable-rate borrowing into a fixed-rate borrowing. The simplified hedge accounting approach provides entities within the scope of this ASU with a practical expedient to qualify for cash flow hedge accounting and to assume no ineffectiveness for qualifying swaps designated in a hedging relationship, provided certain criteria are met. If elected, the simplified hedge accounting approach should be applied retrospectively using either a modified retrospective approach or a full retrospective approach, in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. The Company elected not to adopt the ASU.

4. Acquisitions of Subsidiaries

Strategic acquisitions are an integral component of the Company’s growth plans. The Company seeks acquisition opportunities to expand its footprint in new markets and services throughout the world to complement its core businesses. The Company typically acquires a 100% ownership position and structures partial acquisitions so that a full 100% ownership can be achieved at future milestones agreed upon between the parties. Upon the completion of an acquisition, the Company records the initial purchase accounting, including goodwill and the acquired intangible assets, at their estimated fair values.

Subsidiaries acquired in 2015

On February 2, 2015, the Company acquired PTR, a California-based firm providing a wide range of valuation and property tax consulting services and web-based software solutions for property tax management and administration across all types of property, including retail, office, residential apartments, hotels, undeveloped land, and specialty use properties, for a total purchase price of $3.9 million. The purchase adds a robust tax management technology platform, extending the firm’s services along vertically-aligned asset class expertise. As of August 31, 2015, the Company recognized goodwill and other identifiable intangible assets of approximately $1.1 million and $2.3 million, respectively, in connection with the acquisition. The current purchase accounting is considered preliminary at August 31, 2015.

On May 1, the Company closed on the acquisition of J.F. McKinney & Associates, a market-leading agency leasing firm in Chicago, for approximately $13.0 million. J.F. McKinney specializes in representing office landlords and is currently handling over 16 million square feet of office space in the Chicago region, including many distinguished iconic buildings such as the Merchandise Mart and the John Hancock Center. As of August 31, 2015, the Company recognized goodwill and other identifiable intangible assets of approximately $9.6 million and $3.4 million, respectively, in connection with the acquisition. The current purchase accounting is considered preliminary at August 31, 2015.

5. Revenue

Group’s revenues result from the rendering of real estate services. The following table illustrates commission and service fee revenue by service line, reimbursed costs and total revenue:

Eight Months Ended August 31, 2015
(In Thousands)
Service fees
Leasing	$569,714
Corporate Occupier and Investor Services	415,672
Capital Markets	237,862
Valuation and Advisory	124,229
Global Consulting	10,815

Revenue – commission and service fees	1,358,292
Total reimbursed costs – managed properties and other costs	467,421

Total revenue	$1,825,713

6. Other expense, net

During the eight month period ended August 31, 2015, the Company recorded approximately $34 million of charges associated with the merger, including bankers and other professional services fees, as well as other expenses.

7. Income Taxes

The Company’s provision for income taxes is as follows:

Eight Months Ended August 31, 2015
(In Thousands)
Federal:
Current	$903
Deferred	4,884

Total federal income taxes	5,787
State and Local:
Current	2,599
Deferred	(9,118)

Total state income taxes	(6,519)
Foreign:
Current	6,677
Deferred	17

Total foreign income taxes	6,694

Total provision for income taxes	$5,962

The following is a reconciliation, stated in dollars and as a percentage of pre-tax income, of the U.S. statutory federal income tax rate to our effective tax rate for the eight months ended August 31, 2015:

	Eight Months Ended August 31, 2015
	Amounts	Tax Rate
	(In Thousands)
Domestic income	$614
Foreign loss	(17,119)

Loss before income tax expense	$(16,505)

Benefit from income taxes at statutory rate	$(5,777)	35.0%
Meals and entertainment	1,311	(7.9)
State taxes, net of federal benefit	1,426	(8.6)
Foreign tax credits	(1,275)	7.7
Tax impact of non-deferral of earnings of Japanese subsidiaries	1,257	(7.6)
Foreign rate differential	1,758	(10.7)
Foreign non-deductible items	2,116	(12.8)
Valuation allowance on current year non-US net operating losses	4,891	(29.6)
Valuation allowance on non-US deferred tax assets	(1,263)	7.7
Tax contingency reserves	2,329	(14.1)
Foreign rate change, and other discrete items	1,678	(10.2)
Reduction in deferred taxes	(3,142)	19.0
Other items	654	(4.0)

Actual income tax expense	$5,962	(36.1)%

Certain entities in South America, EMEA (Europe, the Middle East and Africa) and Asia Pacific are operating at a loss, but no tax benefit can be recorded relating to those losses due to a lack of forecasted taxable income in the foreseeable future to enable the ultimate realization of such benefits.

The reduction in deferred taxes of $3.1 million in 2015 is primarily due to enacted New York City income tax law change of $5.5 million, partially offset by decreases in non-U.S. deferred tax assets of $1.4 million and enacted Connecticut income tax law change of $0.2 million.

The Company intends to permanently reinvest earnings from foreign subsidiaries in accordance with ASC Topic 740, Income Taxes. This assertion excludes the Japanese subsidiaries of C&W, which were removed from the Company’s assertion during 2013. As a result, U.S. taxes have not been provided on unremitted earnings of our other foreign subsidiaries. Unremitted earnings aggregated approximately $146.7 million as of August 31, 2015. It is not practicable to compute what the unrecognized deferred tax liability would be on these unremitted earnings if they were not permanently reinvested.

Recognized deferred tax assets and liabilities are as follows:

August 31, 2015
Deferred tax assets	(In Thousands)
Depreciation and amortization	$731
Deferred compensation	24,929
Foreign tax credits	27,097
Commissions payable	2,627
Deferred rent	8,133
Net operating losses	44,579
Share-based payments	1,553
Bad debt reserve	5,139
UK pension liability	505
Other deferred tax assets	27,316
Valuation allowances	(45,968)

Total deferred tax assets	96,641

Deferred tax liabilities
Depreciation and amortization	–
Broker advances	(5,469)
Acquired intangible assets	(107,671)
Other deferred tax liabilities	(2,122)

Total deferred tax liabilities	(115,263)

Total net deferred tax liabilities	$(18,622)

The net deferred tax liabilities include the total deferred tax assets, the total deferred tax liabilities and the total valuation allowance recognized for the deferred tax assets. For balance sheet presentation purposes, current and non-current deferred tax assets are offset against current and non-current deferred tax liabilities, respectively, for particular tax-paying components and on a jurisdiction-by-jurisdiction basis.

The Company’s valuation allowance increased by $3.1 million during the current year period. This increase was primarily due to an increase in the foreign valuation allowance.

Group has net operating loss carryforwards that expire at various dates in the future. Deferred tax assets are recognized to the extent that it is more likely than not that such tax losses will be utilizable in the future.

Gross net operating loss carryforwards and expiration dates as of August 31, 2015 are as follows:

	Amount	Expires
	(In Thousands)
Federal	$18,726	2020 — 2033
State	67,364	2019 — 2034
City	16,984	2034
Foreign	156,859	2015 — indefinite

As of August 31, 2015, the total reserve for uncertain tax positions was approximately $8.2 million. The Company recognizes potential accrued interest and/or penalties related to income tax matters within the provision for income taxes. During the eight months ended August 31, 2015, the Company recorded a net increase in interest and penalties of $0.9 million. The 2015 net amount consisted of additional interest expense and penalties related to unrecognized tax benefits of $0.4 million and $1.0 million, respectively, offset by a reversal of interest expense and penalties related to unrecognized tax benefits no longer required of $0.3 million and $0.2 million, respectively. The Company does not believe that a significant increase or decrease to the reserve for unrecognized tax benefits will occur within the coming year.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As of August 31, 2015, the Company’s tax years for 2011, 2012, 2013 and 2014 are subject to examination by the tax authorities. With few exceptions, as of August 31, 2015, the Company is no longer subject to U.S. federal, state, local or foreign examinations by the tax authorities for the years prior to 2011.

8. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

August 31, 2015
(In Thousands)
Cash	$111,358
Cash equivalents	3,806

Cash and cash equivalents	$115,164

9. Other Receivables, Net

Other receivables, net consists of the following:

August 31, 2015
(In Thousands)
Managed properties receivable	$71,200
Other non-commission receivables	22,510
Receivables from brokers	11,606
Other tax receivables	2,648
Employee receivables	2,594

Total other receivables, net of allowance for doubtful accounts of $20,942	$110,558

10. Property and Equipment

Property and equipment consist of the following:

August 31, 2015
(In Thousands)
Furniture, fixtures and equipment	$97,661
Leasehold improvements	74,645
Computer software, net of impairment	129,111

Total property and equipment	301,417
Accumulated depreciation and amortization	(171,236)

Net book value	$130,181

The Company recorded depreciation and amortization expense of $27.6 million for the eight months ended August 31, 2015, including $13.5 million in connection with its capitalized computer software costs.

During the eight months ended August 31, 2015, the Company capitalized approximately $12.9 million of internally generated computer software primarily related to the development and improvement of its information management systems that satisfy the criteria for recognition defined by FASB ASC Topic 350, Intangibles, Goodwill and Other. These intangible assets are amortized on a straight-line basis over their useful lives. At August 31, 2015, there was approximately $25.1 million of computer software in work in progress included in computer software.

11. Goodwill and Other Intangible Assets

Intangible assets acquired as part of a business combination are valued at fair value upon acquisition and, where applicable, amortized over their useful lives. Group’s goodwill and intangible assets acquired in business combinations are primarily from EXOR’s acquisition of the Company and other subsequent acquisitions.

The carrying amounts of goodwill, indefinite-lived and finite-lived intangible assets at August 31, 2015 are as follows:

	Weighted Average Remaining Useful Life at August 31, 2015	Gross Value	Accumulated Amortization	Accumulated Impairment	Net Value
			(In Thousands)
Goodwill		$743,232	$–	$(48,300)	$694,932
Trademarks	Indefinite*	259,330	(3,330)	(28,700)	227,300
Beijing Construction License	Indefinite	1,105	–	–	1,105
Backlog	0.3 years	1,100	(733)	–	367
Customer relationships	5 years	175,833	(132,654)	–	43,179
Alliance network	7 years	31,300	(17,563)	–	13,737
Non-compete covenants	3 years	25,407	(20,045)	–	5,362
Leasehold interests	–	12,848	(12,848)	–	–
Propriety software	4 years	10,345	(7,179)	–	3,166

Total goodwill and intangible assets		$1,260,500	$(194,352)	$(77,000)	$989,148

*

Trademarks have an indefinite life, with the exception of the Massey Knakal tradename, which is being amortized over one year based on the purchase price allocation, and the trademark acquired in the Sonnenblick-Goldman (SG) acquisition that was being amortized over its useful life and was fully amortized at December 31, 2011.

Trademarks primarily include the “C&W” name. The Company ranks among the largest international real estate service companies in the world and its trademark is well recognized in the market. Group intends to continuously renew the trademark and maintains registrations for this service mark in jurisdictions where it conducts significant business.

The trademark and Beijing Construction License are deemed to have indefinite useful lives, as they are expected to contribute to cash flows indefinitely, and, therefore, are not amortized.

During 2015, the Company recognized a total of $10.7 million of goodwill and $5.7 million of intangible assets in connection with the acquisitions of PTR and McKinney in February and May 2015, respectively, and allocated $4.0 million from goodwill to intangibles in connection with the finalization of the purchase accounting of Massey Knakal. Refer to Note 4, Acquisitions of Subsidiaries, for more information on those acquisitions.

The Company recorded amortization expense of $13.6 million relating to its finite-lived intangible assets for the eight months ended August 31, 2015. Changes in the carrying amount of goodwill are as follows:

Eight Months Ended August 31, 2015
(In Thousands)
At beginning of period	$696,375
Additions	10,685
Other	(4,307)
Foreign exchange translation	(7,821)

At end of period	$694,932

The expected amortization expense related to the finite-lived intangible assets for the next five years and thereafter as of August 31, 2015 is as follows (in thousands):

Sep 2015 – Aug 2016	$14,753
Sep 2016 – Aug 2017	12,174
Sep 2017 – Aug 2018	10,086
Sep 2018 – Aug 2019	9,585
Sep 2019 – Aug 2020	8,686
Thereafter	11,527

Total	$66,811

Impairment Testing for Goodwill and Intangible Assets with Indefinite Useful Lives

Our annual assessment of goodwill and intangible assets deemed to have indefinite lives is performed as of October 1.

For the purpose of impairment testing, goodwill and trademarks are allocated to Group’s RUs that are expected to benefit from the synergies of the business combination from which they arose. The Company has defined the geographical regions, including the United States, Canada, Mexico, South America, EMEA and Asia Pacific, as its RUs for impairment testing purposes, as they constitute the lowest level for which discrete financial information is available and management regularly reviews the operating results of the unit.

The aggregate carrying amounts of goodwill and trademarks with indefinite lives allocated to each RU at August 31, 2015 are as follows:

August 31, 2015	Goodwill	Accumulated Impairment	Trademark(1)	Accumulated Impairment	Beijing Construction Licensee	Total
	(In Thousands)
United States	$397,000	$(42,600)	$130,421	$(21,100)	$–	$463,721
Canada	48,774	(5,700)	23,493	(7,600)	–	58,967
South America	22,675	–	8,037	–	–	30,712
Mexico	4,271	–	1,969	–	–	6,240
EMEA	210,844	–	78,376	–	–	289,220
Asia Pacific	59,668	–	12,704	–	1,104	73,476

Total goodwill and indefinite-lived trademarks	$743,232	$(48,300)	$255,000	$(28,700)	$1,104	$922,336

(1)

The recoverable amounts for goodwill and trademarks are their fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount is the value of goodwill and trademarks recognized on a RU’s balance sheet. An impairment loss occurs when the recoverable amount is less than the carrying amount.

Goodwill

Given the merger of the Company with DTZ on September 1, 2015, the Company proceeded with step zero of the goodwill impairment test for all the RUs, with the exception of South America and Asia Pacific, according to ASU 2011-08, Intangibles — Goodwill and other (Topic 350): Testing for goodwill Impairment, as of August 31, 2015, and assessed qualitative factors, which included consideration of recent fair value calculations and the difference between those fair values and the carrying amounts of the respective RUs, to determine whether it was more likely than not that the fair values of the RUs associated with its goodwill were less than their carrying amounts. We concluded that it was more likely than not that the fair values of the RUs associated with our goodwill exceeded their carrying amounts. We determined that no indicators of impairment existed primarily because forecasts of operating income and cash flows generated by our RUs appear sufficient to support the carrying values of the net assets of each RU. Our qualitative assessment included an analysis of factors, which was based on management’s best estimates and judgment according to current economic conditions. The use of alternate judgments and/or assumptions, as well as the deterioration of current economic conditions or the persistence of difficult economic conditions for an extended period of time, could result in the future recognition of a substantial impairment charge in our Consolidated Financial Statements. With regards to the Asia Pacific and South America RUs, the Company performed ‘Step 1’ of the goodwill impairment test according to ASC 350 — Intangibles — Goodwill and Other, as of August 31, 2015 and the assessment resulted in the fair value of equity exceeding the carrying value. We determined that there was no impairment.

Trademark

The Company ranks among the largest international real estate service companies in the world and its trademark “Cushman & Wakefield” is well recognized in the market. Group intends to continuously renew the trademark. The trademark is deemed to have an indefinite useful life because it is expected to contribute to cash flows indefinitely, and, therefore, is not amortized. Accordingly, the Company utilizes a constant growth model to calculate the value of the trademark into perpetuity.

Beijing Construction License

The Beijing Construction License is deemed to have an indefinite useful life because it is expected to contribute to cash flows indefinitely, and, therefore, is not amortized. The Company uses the with or without method of the income approach with projections over a 5-year period to determine the fair value of the construction license.

Impairment Evaluations

Goodwill and indefinite-lived assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. Our annual assessment of goodwill and other intangible assets deemed to have indefinite lives has historically been completed as of October 1. During 2015, given the merger of the Company with DTZ on September 1, 2015, we performed our assessment as of August 31, 2015. We performed step zero of the goodwill impairment test for all of our RUs, with the exception of South America and Asia Pacific, and determined that the two-step impairment test was unnecessary. With regards to the Asia Pacific and South America RUs, we performed Step 1 of the goodwill impairment test and the assessment resulted in the fair value of equity exceeding the carrying value. We determined that no impairment existed. We also concluded that we don’t believe that there has been a triggering event requiring a formal impairment assessment for our other intangible assess deemed to have indefinite lives.

12. Other Assets

Other assets consists of the following:

August 31, 2015
(In Thousands)
Broker acquisition and retention, net	$37,849
Security deposits	5,628
Deferred financing costs, net	3,499
Other	7,481

Total other assets	$54,457

Broker acquisition and retention, net represents the unamortized amount of the payments made to attract and retain key brokers. These payments are capitalized and amortized over the term of the related contracts. The amortization expense is included within cost of services in the consolidated statement of operations.

Security deposits represent payments made in connection with the Company’s operating leases.

Deferred financing costs, net primarily comprise the unamortized amount of fees paid in connection with the Company’s Credit Facility as of August 31, 2015, which are capitalized and amortized over the term of the Credit Facility. These fees include legal fees, bank fees, and other financing costs. Refer to Note 15, Long-Term Debt, for further details.

As of August 31, 2015, the amount in other primarily includes cost and equity method investments (further detailed hereafter) aggregating approximately $4.1 million, prepaid expenses related to signing bonus of $1.6 million and deposits related to certain labor claims in Brazil of approximately $0.2 million.

Investments

In March 2014, the Company entered into an agreement with Sojitz Corporation, an integrated trading company engaged in a wide range of business activities in Japan, and Agility Asset Advisors Co., Ltd., a real estate asset management firm in Japan, and formed an asset management firm in which C&W has an 18% ownership interest. As of August 31, 2015, the carrying value of the investment, which is accounted for under the cost method, amounted to $0.7 million.

On September 30, 2011, Cushman & Wakefield entered into a transaction with NorthMarq Real Estate Services LLC (“NMRES”), whereby C&W contributed substantially all of the assets and liabilities of Cushman & Wakefield Minnesota, Inc. to NMRES in exchange for a membership interest in NMRES equal to 12% (and a profit interest in NMRES equal to 15%). This transaction represents a strategic alliance by C&W to partner with a leading real estate services firm in the upper Mid-West, thereby leveraging Cushman & Wakefield’s reputation in the State of Minnesota and the City of Minneapolis, which are home to many Fortune 500 corporations. At August 31, 2015, the carrying value of NMRES amounted to approximately $3.2 million.

13. Equity

Common Stock

The Company had 1,499,000 ordinary common shares authorized with a par value of $0.01. At August 31, 2015, there were 631,770 common shares issued and 625,304 outstanding (exclusive of 6,466 shares employees deferred into the Rabbi Trust and recorded as treasury shares). During the eight months ended August 31, 2015, 2,633 shares were issued to employees, of which 140 shares were deferred to the Rabbi Trust.

Treasury Stock

At August 31, 2015, the Company held 6,466 of treasury shares, all of which were shares employees had deferred in to the Company’s Rabbi Trust in connection with the deferred compensation plan. As of August 31, 2015, the costs of the Rabbi Trust shares of $8.1 million were offset by the deferred compensation liability.

Minority Shareholders Agreement

	August 31, 2015
EXOR Ownership Percentage	Shares	Percentage of Ownership

EXOR – shares owned	511,015
Total outstanding shares as adjusted*	631,770	80.89%
Total outstanding shares	625,304
Treasury shares	6,466

Total issued shares	631,770	80.89%

*	Total outstanding shares as adjusted includes treasury shares employees had deferred into the Company’s Rabbi Trust relating to the deferred compensation plan.

As of August 31, 2015, C&W was owned 80.9% by EXOR and 19.1% by its employees (the “Group’s Minority Shareholders”). C&W had an agreement with the Group’s Minority Shareholders (the “Minority Shareholders Agreement”), which outlined all of the rights and obligations of the Company and the Group’s Minority Shareholders with respect to the ownership of the noncontrolling shares.

The Minority Shareholders Agreement provided C&W with the right to call for purchase, at its sole discretion beginning on the date the Group’s Minority Shareholder ceased to be an employee or independent contractor of the Company and ending on the first anniversary date of the employment termination, all or a portion of the shares held by the Group’s Minority Shareholder at the most recent appraised fair value of C&W’s stock as of the last day of the quarter in which the shares were called, with certain exceptions (the “Call Right”). The Minority Shareholders Agreement provided each of the Group’s Minority Shareholders who were no longer an employee or independent contractor of the Company, the right to require C&W to repurchase all, but not less than all, of the shares held by the Group’s Minority Shareholder at the most recent appraised fair value of C&W’s stock as of the last day of the quarter in which the shares were put, with certain exceptions (the “Put Right”).

Pursuant to the Shareholders Agreement between the Company and EXOR, if the Company had not issued common shares in an initial registered underwritten public offering (“IPO”) by the fifth (5th) anniversary of the acquisition of the Company by EXOR (the “acquisition date”), or March 30, 2012, then, commencing with the sixth (6th) anniversary from the acquisition date, or March 30, 2013, EXOR agreed to cause the Company to use its commercially reasonable efforts to provide a degree of liquidity at the then current appraised value for the Minority Shareholders who wish to sell a portion of their shares for cash, subject to certain limitations outlined in such Minority Shareholders Agreement. On September 29, 2014, the Company launched an Offer to Purchase (“ the Offer”) from C&W Group Minority Shareholders as of March 30, 2012 whose shares are not eligible for repurchase pursuant to the exercise of a Minority Shareholder Put Right (as defined in the Offer) or a Company Call Right (as defined in the Offer) (“Eligible C&W Group Minority Shareholders”), for cash up to 22,400 shares of its common stock (the “C&W Group Shares”), at a purchase price of $1,730 per share (the June 30, 2014 stock value), upon the terms and subject to the conditions and individual limitations set forth in the Offer. As of the expiration of the Offer on October 28, 2014, approximately 5,451 shares were tendered pursuant to the Offer, representing approximately 24% of the shares eligible for repurchase in the Offer tendered by approximately 17% of the Eligible C&W Group Minority Shareholders. During 2013, the Company launched a similar offer and approximately $23.7 million of shares were redeemed. After evaluating expected capital requirements of our operations and other expected cash commitments, the Board of Directors of the Company determined that purchasing C&W Group shares in the Offer was commercially reasonable in 2013 and 2014.

Under the EXOR Shareholder Agreement, in the event of an IPO or sale of the Company, EXOR and the Minority Shareholders had Drag-Along and Tag-Along Rights, respectively, with respect to the non-controlling shares. If EXOR were to exercise its Drag-Along Rights, C&W would not exercise its Call Right, and the Minority Shareholders would not exercise their Put Right or Tag-Along rights. Conversely, if the Minority Shareholders were to exercise their Tag-Along rights, C&W may not exercise its Call Right.

The Group’s Minority Shareholders’ Put Right gave control of the decision to receive cash, in exchange for their Group’s minority shares, to the Group’s Minority Shareholders if the shareholder ceased to be an employee or independent contractor of the Company before the occurrence of an IPO or sale of the Company. However, due to the fact that the Minority Shareholders Agreement required the Minority Shareholder to hold vested shares for a period of no less than six months plus one day in order to be subject to the Call Right or Put Right, the shares met the criteria for equity treatment within the Group’s consolidated balance sheet.

Unrealized Losses (Gains) on Hedging Instrument in Accumulated Other Comprehensive Loss

Eight Months Ended August 31, 2015
(In Thousands)
Balance at beginning of period	$474
Amounts released to earnings during the period	(474)

Balance at end of period	$–

Unrealized losses on hedging instruments in accumulated other comprehensive income represent the cumulative effective portion of gains or losses arising on changes in fair value of the interest rate cap agreement entered into for cash flow hedge purposes. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in accumulated other comprehensive loss will be reclassified to earnings only when the hedged transaction affects earnings. During the eight months ended August 31, 2015, we recorded net losses of less than $0.1 million to other comprehensive loss and released approximately $0.5 million to interest expense, in connection with the interest rate cap.

Dividend

No dividend was paid in 2015.

Accumulated Other Comprehensive Loss

At August 31, 2015, Accumulated other comprehensive loss consisted of the following:

August 31, 2015
(In Thousands)
Actuarial losses	$(11,684)
Foreign currency translation losses	(51,163)
Unrealized gains arising on changes in fair value of available for sale securities	18
Income tax benefit relating to components of other comprehensive (loss) income	1,251

Accumulated other comprehensive loss	$(61,578)

14. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following:

August 31, 2015
(In Thousands)
Accrued incentive compensation	$34,467
Managed buildings payables	79,022
Deferred compensation and other employee costs	51,302
Accounts payable	54,654
Accrued expenses	76,397
Liability to partners	15,022
Non-income taxes payable	11,905
Other	213

Total accrued expenses and other current liabilities	$322,982

15. Long-Term Debt

At August 31, 2015, the Company had total long-term debt of $309.9 million, consisting of the following:

	Currency	Weighted Average Interest Rates (1)	Maturity	Facility Commitment	Current	Non- Current	Total Non- Outstanding Balance
					(In Thousands)
Term Loan – United States	USD	1.54%	2015– 2019(2)	$148,125	$8,438	$139,687	$148,125
Revolver – United States	USD	1.55%	June 2019	290,000	–	134,000	134,000
Revolver – Europe	GBP/EUR	1.28%	June 2019	30,000	–	–	–
Revolver – Canada	CAD	2.27%	June 2019	20,000	–	–	–
Revolver – Australia	AUD	3.63%	June 2019	5,000	–	–	–
Revolver – Hong Kong	HKD	0%	June 2019	5,000	–	–	–
Promissory Notes	USD	0%	January 2018 (3)	NA	–	19,414	19,414
Capital leases	Various	NA	Various	NA	3,550	4,809	8,359

Total					$11,988	$297,910	$309,898

(1)	Weighted average interest rates for the Term Loan and Revolver disclosed above exclude the impact of the applicable facility fee of 25-30 bps in 2015.

(2)	The outstanding balance on the Term Loan was contractually due as follows (in thousands):

September 30, 2015	$1,875
December 31, 2015	3,750
June 30, 2016	2,813
September 30, 2016	2,813
December 31, 2016	5,625
June 30, 2017	3,750
September 30, 2017	3,750
December 30, 2017	7,500
June 30, 2018	25,313
September 30, 2018	25,313
December 31, 2018	25,313
June 27, 2019	40,310

Total outstanding balance as of August 31, 2015	$148,125

(3)

The Promissory Notes have a maturity of nine years, with an early prepayment option at the election of the Noteholder at any time on or after the third anniversary of the Closing Date, provided, the Noteholder was continuously employed by or continuously served as an independent contractor for the Company during that period. Payment under the Promissory Notes is also accelerated in the event of the termination of a Noteholder’s employment without cause or by the Noteholder for good reason. The Company expects the remaining Noteholders to stay with the Company for the required period, and, as a result, expects the Promissory Notes to become due on the third anniversary of the Closing Date.

Credit Agreement

On June 27, 2014, the Company amended and restated its 2011 existing credit agreement covering its existing $350 million senior secured revolving credit commitment (“Existing Revolver”) and $150 million senior secured term loan with an outstanding balance of approximately $132 million (“Existing Term Loan”), together the “2011 Existing Credit Facility”. The amended agreement extended maturity from June 2016 to June 2019 and consists of a $350 million senior unsecured revolving credit facility (the “Revolver”) and a $150 million senior unsecured term loan facility (the “Term Loan”), together the “Credit Facility”.

The Credit Facility will be available for working capital and general corporate purposes. Available currencies include the U.S. Dollar, Euros, British Pound Sterling, Canadian Dollar, Australian Dollar, and Hong Kong Dollar (subject to certain levels, as outlined above). Interest on borrowed funds is calculated on a LIBOR rate or base rate, plus a spread tied to the Company’s Consolidated Leverage Ratio, as defined under the Credit Facility Agreement. The interest payment on a majority of borrowings is typically due monthly in arrears, though it can be up to three months, depending on the type of specific draw. There is a facility fee that is also tied to the Company’s Consolidated Leverage Ratio, which is due quarterly in arrears.

Covenants Associated With the Credit Facility

Improved terms under the Credit Facility include an increase in the Maximum Consolidated Leverage Ratio from 3.25x to 3.75x and an improvement in the borrowing cost structure through a reduction in the interest rate of 45 basis points, on average, across a pricing grid.

The Company was in compliance with all of its covenants as of August 31, 2015.

Promissory Notes

On December 31, 2014, the Company issued ten Promissory Notes for the ten Principals of Massey Knakal in connection with the Massey Knakal acquisition, whereby it unconditionally promises to pay to the order of

Holding, or the Noteholders an aggregate principal amount equal to $26 million. The Promissory Notes have subsequently been assigned by Holdings to the individual Principals. The Promissory Notes are payable after the ninth anniversary of the Closing Date, with an early prepayment option at the election of the Noteholder at any time on or after the third anniversary of the Closing Date, provided, however, such election may only be made if, during the period from the Closing Date to the third anniversary of the Closing Date, the Noteholder was continuously employed by or continuously served as an independent contractor for the Company. Payment under the Promissory Notes is also accelerated in the event of the termination of a Noteholder’s employment without cause or by the Noteholder for good reason. During the eight months ended August 31, 2015, the employment of one of the Noteholders was terminated without cause, and therefore, the principal amount of $0.7 million on his Promissory Note became due and a charge of approximately $0.2 million was recorded to reflect the acceleration of the payment. The Promissory Notes bear no interest. However, if an Event of Default, as defined in the SPA, occurs, the unpaid principal amount would bear interest at a rate equal to 15% per annum, compounded quarterly.

The principal payments relating to the total outstanding debt as of August 31, 2015 are as follows (in thousands):

Sep 2015 – Aug 2016	$11,988
Sep 2016 – Aug 2017	15,320
Sep 2017 – Aug 2018	57,390
Sep 2018 – Aug 2019	225,097
Sep 2019 – Aug 2020	103
After Sep 2020	–

Total	$309,898

At August 31, 2015, the Company had, based on covenant ratios, $207.0 million of available credit under the Credit Facility and the Existing Credit Facility, respectively.

The Company recorded $3.7 million of interest expense, in connection with its Credit Facility, for the eight months ended August 31, 2015 and capitalized less than $0.1 million of interest expense.

16. Other Liabilities

August 31, 2015
(In Thousands)
Tenant improvement allowances and other	$ 26,113
Deferred rent	18,032
Asset retirement obligations	2,374
Other	2,925

Total	$ 49,444

Tenant improvement allowances and other primarily comprise the unamortized amount of reimbursements received from lessors in connection with the Company’s operating leases of office space for leasehold improvement expenditures made by the Group, as well as commissions the Company earned on the closing of certain leases. The amount is being amortized over the lease term, and the amortization is reported as a reduction of lease expense in operating, administrative and other expenses within the Company’s consolidated statement of operations.

Deferred rent represents the cumulative extent by which the Company’s operating lease expense has exceeded the related lease payments under its current operating leases, which results from the requirement to expense the full amount of the minimum lease payments, net of lease incentives received, under its operating leases on a straight-line basis over the lease terms of the related leases.

17. Employee Benefits

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan (“Rabbi Trust”) for highly compensated employees that is financed through corporate-owned life insurance policies (“COLI”). Under this plan, participants can elect to defer a portion of their compensation into the plan. Through the COLI, the investment returns on participant balances are indexed to a number of different mutual funds based on participant elections. At August 31, 2015 the assets in the Rabbi Trust were $29.4 million of which $5.2 million were recorded in prepaid expenses and other current assets as of August 31, 2015 and $24.2 million were recorded as non-current in deferred compensation assets as of August 31, 2015 in the accompanying consolidated balance sheet. The total liability to the participants as of August 31, 2015 was $29.4 million, of which $5.2 million were included in accrued expenses and other current liabilities as of August 31, 2015 and $24.2 million and were classified as non-current in deferred compensation liabilities as of August 31, 2015 in the accompanying consolidated balance sheet.

Investments Held in the Rabbi Trust

August 31, 2015
(In Thousands)
Corporate-owned life insurance	$27,964
Money market funds	1,457

Total	$29,421

The change in the investments held in the Rabbi Trust is primarily due to deposits made by plan participants during the year and an improvement in the stock market, partially offset by the liquidation of fund assets in order to distribute funds to the participants of the plan.

In addition, the Rabbi Trust also contains 6,466 shares of Group stock attributable to participant elections as of August 31, 2015. Any change in the value of the non-qualified plan assets are attributable to the participants of the plan and are, therefore, reflected in the deferred compensation liability. The Rabbi Trust is consolidated, and, consequently, its investment in stock of the Company is reflected as treasury stock in the Company’s consolidated balance sheet.

The Company’s deferred compensation plan expense, which is recorded as compensation expense in operating, administrative and other expenses in our consolidated statement of operations, amounted to $0.2 million for the eight months ended August 31, 2015.

Other Employee Benefit Obligations

Defined Contribution Plans

Group offers a variety of defined contribution plans including, in the U.S., benefit plans pursuant to Section 401(k) of the Internal Revenue Code. At the Company’s discretion, the Company can match eligible employee contributions at 100 percent of amounts contributed up to 3% of an individual’s annual compensation, based upon certain targets being met by the Company and subject to limitation under federal law. EMEA and Asia sponsor a number of defined contribution plans pursuant to the requirements of the countries where they have branch operations. The Company recorded $4.2 million within operating, administrative and other expenses in the consolidated statement of operations, relating to the plans outlined above for the eight months ended August 31, 2015.

Defined Benefit Plans

The Group’s subsidiary in the UK (“C&W UK”) operates a form of hybrid pension plan (the “UK Plan”) that includes characteristics of both a defined contribution and a defined benefit plan. C&W UK formally gave notice to freeze this plan with effect from March 31, 2002 and, subject to certain transitional arrangements, introduced a defined contribution plan for employees from that date. In addition, certain of Group’s subsidiaries in Asia provide post-employment benefit plans in accordance with local labor regulations, one in Indonesia, one in the Philippines and two in India, together (the “Asia Plans”), which are defined benefit plans. The Asia Plans, except one of the two in India, are unfunded. Furthermore, all employees of our subsidiary in the Netherlands, who insured at a certain insurance company, have a defined benefit pension plan. For the eight months ended August 31, 2015 the Company recorded an expense of $2.9 million within operating, administrative and other expenses in the consolidated statement of operations, in connection with the defined benefit plans mentioned above.

The amounts included in the consolidated balance sheet arising from the Company’s obligation for its plans are as follows:

August 31, 2015
(In Thousands)
Present value of unfunded obligations	$17,116
Present value of funded obligations	89,654

Total present value of obligations	$106,770

The change in benefit obligations and assets of the UK and Asia Plans for the eight months ended August 31, 2015 consisted of the following components:

Change in Pension Benefit Obligation

Eight Months Ended August 31, 2015
(In Thousands)
Benefit obligation at beginning of year	$121,961
Service cost	2,244
Interest cost	3,463
Net actuarial loss, recognized in equity	(17,139)
Benefits paid	(1,999)
Foreign exchange translation	(1,760)

Benefit obligation at end of year	$106,770

Change in Pension Plan Assets

Eight Months Ended August 31, 2015
(In Thousands)
Fair value of plan assets at beginning of year	$89,401
Actual return on plan assets	27
Employer contributions	3,357
Benefits paid	(1,837)
Foreign exchange translation	(1,294)

Fair value of plan assets at end of year	$89,654

Unfunded status at end of year	$17,116

The unfunded status is recorded within accrued employee benefits in the consolidated balance sheet.

Expense Recognized in the Consolidated Statement of Operations

Eight Months Ended August 31, 2015
(In Thousands)
Service cost	$2,244
Interest cost	3,466
Expected return on plan assets	(3,415)
Recognized actuarial losses, net	587

Net periodic pension benefit cost	$2,882

The net periodic pension benefit cost is recognized within operating, administrative and other expense in the consolidated statement of operations.

Actuarial Gains (Losses) Accumulated in Other Comprehensive Loss in Equity

Eight Months Ended August 31, 2015
(In Thousands)
Cumulative amount as of beginning of period	$(25,947)
Recognized during the period	13,676
Released to earnings during the period	587

Cumulative amount as of end of period	$(11,684)

We anticipate that approximately $0.2 million of the net actuarial loss that is accumulated in other comprehensive loss in equity will be recognized as a component of net periodic pension cost in the four month period ended December 31, 2015.

Plan Assets Comprise

	August 31, 2015
	Actual $	Actual %	Target %
	(In Thousands)
Equity securities	$47,628	53.1%	60.0%
Debt securities	38,801	43.3%	40.0%
Other	536	0.6%	0.0%
Cash	2,689	3.0%	0.0%

Total	$89,654	100%	100%

Plan assets of the Company’s funded plans include marketable equity securities in both United Kingdom and United States companies. Debt securities consist mainly of fixed interest bonds.

The investment policies and strategies for plan assets are established to achieve a reasonable balance between risk and return and to cover administration expenses, as well as to maintain funds at a level to meet minimum funding requirements. To ensure that an appropriate investment strategy is in place, an analysis of the UK Plan’s assets and liabilities is completed every three years. The investment strategy of the funded plan in India is reviewed every year by the fund manager on behalf of the Company.

The fair value of the plans assets at August 31, 2015 was based on the following:

	Fair Value Measurements at Reporting Date Using
August 31, 2015	Total	Quotable Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Equity securities(a)	$47,628	$47,628	$–	$–
Debt securities:
Corporate bonds	38,357	38,357	–	–
Government bonds	444	444	–	–

Total debt securities	38,801	38,801	–	–

Other	536	536	–	–
Cash	2,689	2,689	–	–

Total	$89,654	$89,654	$–	$–

(a)	The assets in this class represent investments in U.S. and non-U.S. equity funds. Generally, these assets are valued using bid-market valuations provided by the funds’ investment managers.

Actuarial Assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

August 31, 2015
Discount rates
UK Plan	3.91%
Indonesia	9.00%
India	8.00%
Philippines	4.31%
Netherlands	2.40%

Salary increase rates
Indonesia	8.00%
India	5.50%
Philippines	4.10%
Netherland	2.30%

August 31, 2015
Expected return on plan assets
UK Plan	5.08%
India (funded plan)	8.75%
Netherland	2.40%

Assumptions regarding future mortality are based on published statistics and mortality tables.

Discount rate

The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

Salary increase rate

The salary increase rate takes into account inflation, seniority, promotion and other relevant factors on a long-term basis.

Expected return on plan assets

The overall expected long-term rate of return on assets is based on the sum of returns of individual asset categories expected to be achieved in the future. Historical returns were also considered in estimating the long-term rate of return.

During the eight month period ended August 31, 2015, the Company paid contributions of $3.0 million into the UK plan, and $0.1 million into the India funded plan. The Company also paid $0.3 million into the Netherlands Plan in the eight months ended August 31, 2015. No contributions were made into the unfunded Asia Plans in the eight months ended August 31, 2015. The Company’s agreement with the trustees of the UK Plan is to contribute 2.0 million pounds sterling ($3.0 million based on the August 31, 2015 spot rate) plus expenses on March 31 in each of the years from 2015 through 2017, and 2.5 million pounds sterling ($3.9 million based on the August 31, 2015 spot rate) on March 31 in each of the years from 2018 through 2022. Regarding the funded plan in India, the Company makes annual contributions to the plan based on demand raised by the fund manager, or a minimum of 15% of the current service cost is contributed. For the plan in the Netherland, the Company has a contract with the insurance company to cover committed pension benefits.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

2016	$3,681
2017	2,955
2018	3,265
2019	3,471
2020	4,118
Succeeding five years	25,072

Total	$42,562

18. Share-Based Payments

Our share-based compensation programs consist of share-based awards granted to employees, including stock options and restricted stock. The Company has two separate stock option plans, the Employee Stock Purchase Plan Option and Management Options plans and two additional incentive plans, the Equity Incentive Plan (“EIP”) and the Long Term Incentive Plan (“LTIE”) for Employees. The awards under these plans, except for awards under the Long Term Incentive Plan for Employees, which are cash-settled, are deemed to meet the requirements to be classified as equity awards.

Equity Incentive Plan

Awards distributed under the EIP may take the form of non-qualified stock options, restricted stock or restricted stock units. In accordance with the terms of the plan, awards may be granted to any employee, member of the Board of Directors or independent contractor based on prior performance and/or a demonstrated potential for future long-term value and performance at the discretion of the Compensation Committee of the Board of Directors. Each non-qualified option converts into one share of the Company’s common stock on exercise and the options carry neither rights to dividends nor voting rights. Options vesting may be based on continued service or achievement of specified performance criteria, or a combination of both. In the case of a restricted stock award, the recipient may pay a purchase price at the time the award is granted, in which case the purchase price and the form and timing of payment shall be specified in an agreement in addition to the vesting provisions and other applicable terms.

Long Term Incentive Plan for Employees

The LTIE was established to attract, retain and reward designated employees and drive the performance of the Company on a global basis. In accordance with the terms of the plan, awards may be granted to high performing agents, brokers, appraisers and key salaried employees to align their interests with the successful global operations of the Company. Awards distributed under the LTIE include phantom stock units, which will be indexed to the value of the Company’s stock and paid in cash or, in very limited cases and at the discretion of the Company, in shares, based on the fair value of the Company’s stock. The awards generally vest ratably over a four-year period, including a measurement year.

Employee Stock Purchase Plan Options

In connection with the Employee Stock Purchase Plan, employees could purchase shares or convert existing shares into new shares. For each four shares acquired, either through purchase or conversion, the employee was granted one option to purchase an additional share at the fair value of such shares on the date of the option grant. The options have a service requirement of three years and are deemed to meet the requirements to be classified as an equity award. At the grant date, the options and underlying shares were valued by an independent appraisal using the Black-Scholes option pricing model. The resulting option value was multiplied by the number of options outstanding to determine the total cost of the options.

Management Options

Performance Based Options

In connection with the EXOR acquisition of C&W Group, Inc., certain executives of the Company were granted performance based stock options that vest in equal annual installments upon delivery of the Company’s audited Consolidated Financial Statements (“Management Options”). This was projected to occur on or about April 1, 2007 through 2012. The number of annual installments for the vesting of the options was based on the term of the employee’s employment agreement.

The Management Options were further classified as EBITDA Options and EBITDA Margin Options. Regardless of the classification, the exercise price for all options was equal to the share price at the grant date. The EBITDA Options vested over the terms of the employment contracts if certain EBITDA targets were achieved. For each executive, there were a base number of options, and an additional number of Target 1 and Target 2 options. The EBITDA targets for each classification were predetermined at the grant date and such options only vested if the targets were met and the executive remained employed by the Company or one of its subsidiaries. Further, the number of Target 1 options or Target 2 options that vested was based on the EBITDA achieved by the Company, such that, if the actual EBITDA fell between the Base Option Target and the Target 1 EBITDA, a percentage of the Target 1 EBITDA options would vest.

The EBITDA Margin Options also vested over the terms of the employment contracts if certain EBITDA Margins were achieved. The EBITDA Margins were defined as EBITDA as a percentage of consolidated revenue. The vesting of the EBITDA Margins was similar to the EBITDA Options, with a Base, Target 1, and Target 2 EBITDA Margin targets, which were predetermined at the grant date.

The options were deemed to meet the requirements to be classified as an equity award. At the grant date, the share price and option price were determined by an independent appraisal. The Company used the Black-Scholes option pricing model to compute the estimated fair value of stock option awards. Using this model, fair value was calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees were expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Common Stock, and (iv) risk-free interest rates. Stock-based compensation expense also included an estimate, which was made at the time of grant, of the number of awards that were expected to be forfeited. This estimate is revised, if necessary, in subsequent periods if actual forfeitures differ or are expected to differ from those estimates.

Non-Performance Based Options

Certain executives of Group were granted non-performance based options vesting gradually over different periods of four to five years. The exercise prices of the options were based on Group’s stock price at the end of the quarter preceding each grant date and the value of the stock options determined according to the Black-Scholes option pricing model.

The table below summarizes all our stock option awards:

	Grant Date	Number of options granted	Vesting date or period	Exercise price at grant date	Term of options	Outstanding at August 31, 2015
Employee Stock Purchase Plan

Tranche 1	12/14/2005	11,166	1/1/2008	$548	10 years	2,826

Total Employee Stock Purchase Plan		11,166				2,826
Management Options
Non-performance Based Options
Grant 3 – Executive Grant	12/1/2010	374	2012 – 2014	$1,465	10 years	374
Grant 4 – Executive Grant	3/3/2011	16,000	2012 – 2015	$1,510	10 years	16,000
Grant 5 – Executive Grant	12/16/2013	15,000	2014 – 2017	$1,440	10 years	15,000

Total non-performance Based Options		31,374				31,374
Performance Based Options (EBITDA)
Tranche 1	4/1/2007	13,450	2007 – 2011	$1,259	10 years	840

Total Performance Based Options		13,450				840

Total Management Options		44,824				32,214

Total Options		55,990				35,040

The Employee Stock Purchase Plan Options outstanding at August 31, 2015 have a weighted average exercise price of $548.02, and weighted average remaining contractual lives of 0.20 years. The Management Options outstanding at August 31, 2015 have weighted average exercise prices of $1,470.39 and weighted average remaining contractual lives of 6.72 years.

The total intrinsic value of options exercised during the eight months ended August 31, 2015 was $0.4 million. The total fair value of options vested during the eight months ended August 31, 2015 was $12.5 million.

The number of and weighted average exercise prices of share options are as follows:

	Employee Stock Purchase Plan		Management Options
Eight Months Ended August 31, 2015	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	2,826	$548.02	32,214	$1,470.87
Granted during the period	–	–	–	–
Exercised during the period	(122)	548.02	(374)	1,465.00
Forfeited during the period	(82)	548.02	–	–
Cancelled during the period	–	–	–	–

Outstanding at end of period	2,622	$548.02	31,840	$1,470.39

Exercisable at end of period	2,622	$548.02	31,840	$1,470.39

The fair value of services received in return for share options granted is based on the fair value of share options granted, which was based on the Black-Scholes option pricing model using the following assumptions:

	Employee Stock Purchase Plan	Management Options
Share price	$578.68	$1,175 – $1,510
Exercise price	$548.02	$1,259 – $1,510
Expected volatility	35.0%	35.0% – 47.5%
Option term	6.5 years	10 years
Risk-free interest rate	4.22%	1.67% – 4.74%
Expected dividends	1.20%	0% – 0.36%
Forfeiture rate	0%	0%

An independent appraiser determined the volatility based on the historical volatility of comparable public companies. As the Company does not have historical exercise data and the stock options do not have any unusual features, the Company uses the midpoint between the vesting date and the contractual term to determine the expected term of the stock options.

For non-performance awards, the assumptions used and the Company’s methodology in developing those assumptions were as follows: (i) in determining volatility, the Company elected to use a blended volatility model, which averages the historical volatility over the expected term of the options and the implied volatility of two public peer companies; (ii) due to the lack of historical data and the fact that the stock options do not have any unusual features, the Company determined it was appropriate to use the simplified method, which encompasses using the midpoint between the vesting date and the contractual term to determine the expected term; (iii) based on covenant restrictions and historical data, the Company used a 0% dividend yield assumption through 2012 and 0.36% for subsequent grants and (iv) risk free interest rate was calculated using traded zero coupon U.S. Treasury bonds with the same maturity as the grant’s expected term.

Restricted Stock

A summary of the status of the Company’s non-vested shares as of August 31, 2015 and changes during the eight months ended August 31, 2015 are presented below:

	Eight Months Ended August 31, 2015
	Number of shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,040	$1,571
Granted during the period	2,952	2,020
Vested during the period	(2,137)	(1,562)
Forfeited during the period	–	–

Outstanding at end of period	6,855	$1,766

During 2015, the Company granted 2,618 and 334 restricted shares to brokers and senior management employees under the EIP and LTIE, respectively.

Phantom Stock Units

The following illustrates the status of our phantom stock units as of August 31, 2015. These awards, which are granted under the LTIE, are indexed to the value of the Company’s stock and paid in cash.

	Eight Months Ended August 31, 2015
	Number of shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	222	$1,475
Granted during the period	–	–
Vested during the period	(84)	1,472
Forfeited during the period	–	–

Outstanding at end of period	138	$1,477

The Company recorded total compensation expense of $9.8 million in 2015 for all its share-based payment plans, of which $9.7 million were from plans accounted for as equity-settled share-based payment transactions. As of August 31, 2015, there was $6.2 million of total unrecognized compensation expense related to all unvested share-based payment awards, which was expected to be recognized over a weighted-average period of 1.71 years.

The Company received cash of $615 thousand from the exercise of stock options under its share-based payment arrangements for the eight months ended August 31, 2015.

19. Fair Value Measurements

All of our financial assets and liabilities have been classified as Level 1 and 2, which include certain plan assets for deferred compensation, our foreign currency forward contracts and our interest rate cap arrangements, relating to which their fair values are based on market inputs. The assets and liabilities related to our foreign currency forward contracts have been initially valued at the transaction price and subsequently valued utilizing third-party pricing services. The pricing services use many inputs to determine value, including reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates, other industry and economic events. We obtain an understanding of the models and validate the prices provided by our third-party pricing services by obtaining market values from other pricing sources, and analyzing pricing data in certain instances. As of August 31, 2015, and after completing our validation procedures, we did not adjust or override any fair value measurements provided by our third-party pricing services.

The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of August 31, 2015, with the exception of the defined benefit plan assets, which are separately disclosed in Note 17, Employee Benefits. The tables indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value.

	Fair Value Measurements at Reporting Date Using
	August 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at fair value	(In Thousands)
Cash equivalents(a)	$3,806	$3,806	$–	$–
Foreign currency forward contracts	315	–	315	–
Plan assets for deferred compensation – money market(b)	1,457	1,457	–	–

Total	$5,578	$5,263	$315	$–

Liabilities at fair value
Foreign currency forward contracts	$213	$–	$213	$–

Total	$213	$–	$213	$–

(a)	The assets in this category represent overnight deposits.
(b)

The assets in this category represent money market funds. In accordance with the fair value accounting standard, this disclosure excludes the cash surrender value of corporate-owned life insurance contracts.

There were no significant non-recurring fair value measurements recorded during the 8 months ended August 31, 2015.

20. Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the accompanying consolidated balance sheet. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents: These balances include highly liquid investments with maturities of less than three months when purchased. The carrying amount approximates fair value due to the short-term maturities of these instruments.

Security deposits, commission and fees receivable and payable: Due to their short-term nature, fair value approximates carrying value.

Long-term debt: This balance primarily consists of the outstanding balances on our Credit Facility at the reporting date and the Promissory Notes issued in connection with the Massey Knakal acquisition on

December 31, 2014. Due to the variable interest rates applied to the Credit Facility, the fair value approximates carrying value. The Promissory Notes were recorded at their net present value using a risk-adjusted rate at the reporting date, which approximates their fair value.

Foreign currency forward contracts: The fair value of these contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). As the carrying values of the foreign currency forward contracts are marked to market each reporting period, the fair value equals the carrying value.

Interest rate cap agreements: The fair value of these agreements is measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

The carrying amounts reflected in the consolidated balance sheet for other current assets, accounts payable and other current liabilities approximate fair value due to their short-term maturities.

The carrying amounts reflected in the consolidated balance sheet for non-current commission fees receivable and payable represent the present value of future cash flows discounted at the rate of our domestic debt at the reporting date and, accordingly, approximate fair value.

21. Commitments and Contingencies

We are subject to various claims and contingencies related to lawsuits, income taxes, non-income taxes and commitments under contractual obligations. Many of these lawsuit claims are covered under our current insurance programs, subject to self-insurance levels and deductibles. Management believes that any liability imposed upon us that may result from disposition of these lawsuits will not have a material adverse effect on our business or Consolidated Financial Statements. Our contractual obligations generally relate to providing of services by us in the normal course of our business. We recognize the liability associated with a loss contingency when a loss is probable and estimable in accordance with FASB ASC Topic 450, Contingencies.

We had outstanding letters of credit totaling $11.7 million as of August 31, 2015. These letters of credit are primarily executed by us in the normal course of business in connection with the lease of office space, our insurance policy and medical benefit claims. Certain of these letters of credit expire at varying dates through 2015, while the others expire upon specified future events.

From time to time, Group incurs purchase commitments because we enter into contracts to purchase property and equipment or to obtain certain services in the normal course of our business. Some of these contractual obligations have a remaining term in excess of one year. At August 31, 2015, the aggregate amount of the required payments in connection with such obligations is as follows (in thousands):

Sep 2015 – Aug 2016	$3,115
Sep 2016 – Aug 2017	459
Sep 2017 – Aug 2018	–

Total	$3,574

Group leases office space, computers, copiers and other equipment used in connection with its operations and has determined that these leases meet the criteria as operating leases, some of which contain escalation clauses or renewal options.

During the eight months ended August 31, 2015, $49.8 million was recognized as an expense in the consolidated statement of operations for operating lease payments. A small portion of Group’s premises are subleased with minimal sublease income.

Future minimum lease payments under noncancelable operating leases as of August 31, 2015 are payable as follows (in thousands):

Sep 2015 – Aug 2016	$77,812
Sep 2016 – Aug 2017	62,770
Sep 2017 – Aug 2018	54,964
Sep 2018 – Aug 2019	50,931
Sep 2019 – Aug 2020	46,453
Thereafter	171,481

Total	$464,411

22. Severance and Other Restructuring Costs

The following is a reconciliation of the beginning and ending restructuring liability balances:

Eight Months Ended August 31, 2015
(In Thousands)
Balance at beginning of period	$68
Amounts accrued during the period	476
Amounts reversed during the period	(66)
Amounts paid during the year	(262)
Foreign currency exchange rate changes	(2)

Balance at end of period	$214

The balance of approximately $0.2 million outstanding as of August 31, 2015, which is current, relates to lease termination costs and is included within accrued expenses and other current liabilities in our consolidated balance sheet.

23. Related Parties

Transactions With Key Management Personnel

Directors of the Company own less than 5% of the voting shares of the Company at August 31, 2015. No such share purchases from members of the board of directors of the Company occurred in 2015.

Loans to Key Management Personnel

There were no loans to key management personnel outstanding at August 31, 2015.

24. Subsequent Events

We have evaluated events and transactions that have occurred subsequent to August 31, 2015 through February 19, 2016, the date at which the Consolidated Financial Statements were available for issuance, and we have not identified any that require recognition or disclosure in these Consolidated Financial Statements, other than as disclosed below.

On September 1, 2015, EXOR closed the sale of its entire shareholding in Cushman & Wakefield to DTZ. The Company was then merged with Gaja Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of DTZ.

Subsequent to the merger, the Company repaid the outstanding balance on the Credit Facility, including interest and fees.

Through and including August 26, 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter, and with respect to its unsold allotments or subscriptions.

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